As filed with the Securities and Exchange Commission on January 25, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERCONTINENTALEXCHANGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	6200	58-2555670
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 RiverEdge Parkway

Suite 500

Atlanta, GA 30328

(770) 857-4700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Johnathan H. Short, Esq.

Andrew J. Surdykowski, Esq.

IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, GA 30328

(770) 857-4700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John Evangelakos, Esq. Audra D. Cohen, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Phone: (212) 558-4000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, New York 10019 Phone: (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an ✓ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	42,389,852 shares(1)	N/A	$5,609,243,144(2)	$765,101(3)

(1)	Represents the maximum number of shares of IntercontinentalExchange, Inc. common stock estimated to be issuable upon the completion of the merger described herein of NYSE Euronext with and into Baseball Merger Sub, LLC, a wholly owned subsidiary of IntercontinentalExchange, Inc.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(f)(1) and Rule 457(c) of the Securities Act, based on the market value of the shares of NYSE Euronext common stock, par value $0.01 per share, expected to be exchanged for ICE common stock in connection with the merger, as established by the average of the high and low sales prices of NYSE Euronext common stock on the New York Stock Exchange on January 23, 2013 of $33.29 per share.
(3)	Computed pursuant to Rules 457(f)(1) and 457(c) of the Securities Act, based on a rate of $136.40 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the shares of IntercontinentalExchange, Inc. common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED [                    ], 2013, SUBJECT TO COMPLETION

Dear Stockholders:

On December 20, 2012, IntercontinentalExchange, Inc. (“ICE”) entered into a merger agreement to acquire NYSE Euronext in a stock and cash transaction, pursuant to which NYSE Euronext will merge with and into Baseball Merger Sub, LLC, a direct, wholly owned subsidiary of ICE. The merger combines two leading exchange groups to create a premier global exchange operator diversified across markets.

In the merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for certain shares held by ICE, NYSE Euronext, or their subsidiaries, and shares held by NYSE Euronext stockholders who properly seek appraisal in accordance with Delaware law) will be converted into the right to receive 0.1703 of a share of ICE common stock and $11.27 in cash (this is referred to as the “standard election amount”). In lieu of the standard election amount, NYSE Euronext stockholders will have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to NYSE Euronext stockholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders who fail to make a timely election or who make no election will receive the standard election amount. The precise consideration that NYSE Euronext stockholders will receive if they make the cash election or the stock election will not be known at the time that NYSE Euronext stockholders vote on the merger or make an election. For a description of the consideration that NYSE Euronext stockholders will receive if they make the cash election or the stock election, and the potential adjustments to this consideration, see “The Merger Agreement—Effect of the Merger on Shares of NYSE Euronext Common Stock and Interests of Merger Sub.” It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the merger, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE common stock immediately after completion of the merger, in each case as determined on a fully diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the merger. If the merger is completed, it is currently estimated, based on the number of shares of NYSE Euronext common stock outstanding and reserved for issuance, that payment of the stock portion of the merger consideration will require ICE to issue or reserve for issuance approximately 42.4 million shares of ICE common stock in connection with the merger and that the maximum cash consideration required to be paid in the merger for the cash portion of the merger consideration will be approximately $2.7 billion. You should obtain current stock price quotations for ICE common stock and NYSE Euronext common stock. ICE common stock trades on the New York Stock Exchange under the symbol “ICE,” and NYSE Euronext common stock is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.” The value of the merger consideration may differ from the estimated value based on the current price per share of ICE common stock or the price per share of ICE common stock at the time of the ICE and NYSE Euronext special meetings.

ICE and NYSE Euronext will each hold a special meeting of stockholders to consider the proposed merger and related matters. ICE and NYSE Euronext cannot complete the proposed merger unless, among other things, ICE’s stockholders approve the issuance of shares of ICE common stock in connection with the merger and approve the adoption of certain amendments to the ICE certificate of incorporation that are necessary to secure certain regulatory approvals required to complete the merger, and NYSE Euronext stockholders adopt the merger agreement.

Your vote is very important. To ensure your representation at your company’s special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote in person at your company’s special meeting. The ICE board of directors determined that the merger and the other transactions contemplated by the merger agreement are in the best interests of the ICE stockholders, and has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, the issuance of shares of ICE common stock and the proposed amendments to the ICE certificate of incorporation, and unanimously recommends that ICE stockholders vote “FOR” the issuance of ICE common stock in the merger and “FOR” the amendments to the ICE certificate of incorporation that are necessary to secure certain regulatory approvals required to complete the merger. The NYSE Euronext board of directors has determined that the merger and the other transactions contemplated by the merger agreement are in the best interests of the NYSE Euronext stockholders, and has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and unanimously recommends that NYSE Euronext stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger.

The obligations of ICE and NYSE Euronext to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement, a copy of which is included herein. The joint proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about ICE and NYSE Euronext and certain related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 32 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

Sincerely,

Jeffrey C. Sprecher Chairman and Chief Executive Officer IntercontinentalExchange, Inc.	Duncan L. Niederauer Chief Executive Officer NYSE Euronext

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the ICE common stock in connection with the merger, the proposed amendments to the ICE certificate of incorporation or the other transactions described in this document, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This document is dated [                    ], 2013, and is first being mailed to stockholders of ICE and NYSE Euronext on or about [                    ], 2013.

WHERE YOU CAN FIND MORE INFORMATION

Both ICE and NYSE Euronext file annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that either ICE or NYSE Euronext files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the Public Reference Room. In addition, ICE and NYSE Euronext file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from ICE at http://www.theice.com under the “About ICE” link and then under the heading “Investors & Media” or from NYSE Euronext by accessing NYSE Euronext’s website at http://www.nyx.com under the “Investor Relations” link and then under the heading “SEC Filings.”

ICE has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that ICE and NYSE Euronext have previously filed with the SEC and documents that ICE and NYSE Euronext may file with the SEC after the date of this document and prior to the date of the respective special meetings of the ICE stockholders and the NYSE Euronext stockholders. These documents contain important information about the companies and their financial condition. See “Incorporation of Certain Documents by Reference” on page [    ]. These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

For ICE Stockholders:	For NYSE Euronext Stockholders:
IntercontinentalExchange, Inc. 2100 RiverEdge Parkway Suite 500 Atlanta, GA 30328 Attention: Investor Relations (770) 857-4700 ir@theice.com	NYSE Euronext 11 Wall Street New York, NY 10005 Attention: Investor Relations (212) 656-5700 InvestorRelations@nyx.com

To obtain timely delivery of these documents before ICE’s and NYSE Euronext’s special meetings of stockholders, you must request the information no later than [                    ], 2013.

ICE common stock is traded on the New York Stock Exchange under the symbol “ICE,” and NYSE Euronext common stock is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.”

This document is not a prospectus for the purposes of Directive 2003/71/EC (an “EEA approved prospectus”). IntercontinentalExchange, Inc. may publish an EEA approved prospectus for the offer of its common stock to be issued in the proposed merger. Any such EEA approved prospectus is likely to contain similar information to that contained in this joint proxy statement/prospectus. However, it is possible that IntercontinentalExchange, Inc. may be required (under applicable law, rules, regulations or guidance applicable to the public offer of securities or otherwise) to make certain changes or additions to or deletions from the description of its business, financial statements and other information contained herein. Furthermore, certain events might occur or circumstances might arise between publication of this document and of any EEA approved prospectus that would require additional or different disclosure to be made in such EEA approved prospectus. If the public offer referred to above is made, the EEA approved prospectus will be published and made available at http://www.theice.com and at ICE’s offices at Milton Gate, Chiswell Street, London EC1Y 4SA. Potential investors in the European Economic Area and elsewhere may wish to refer to any such EEA approved prospectus in the context of any investment decision relating to the common stock of IntercontinentalExchange, Inc. Following publication of any such EEA approved prospectus, any investor or potential investor in the European Economic Area should not base any investment decision relating to the IntercontinentalExchange, Inc. common stock on the information contained in this document and should refer instead to the EEA approved prospectus, once available.

INTERCONTINENTALEXCHANGE, INC.

2100 RIVEREDGE PARKWAY

SUITE 500

ATLANTA, GA 30328

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2013

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of IntercontinentalExchange, Inc. (“ICE”) will be held at [            ] at [            ], Eastern time, on [                    ], 2013, for the following purposes:

1. to approve the issuance of shares of ICE common stock, par value $0.01 per share, to NYSE Euronext stockholders pursuant to the Agreement and Plan of Merger, dated as of December 20, 2012, by and among ICE, NYSE Euronext and Baseball Merger Sub, LLC (the “Stock Issuance” proposal);

2. to approve the adoption of certain amendments to the ICE certificate of incorporation that are necessary to secure certain regulatory approvals required to complete the merger (the “Charter Amendment” proposal); and

3. to approve one or more adjournments of the ICE special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Stock Issuance proposal and/or the Charter Amendment proposal (the “ICE Adjournment” proposal).

The approval by ICE’s stockholders of the Stock Issuance proposal and the Charter Amendment proposal is required to complete the merger described in the accompanying joint proxy statement/prospectus.

ICE will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The Stock Issuance proposal and the Charter Amendment proposal are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Appendix A to the joint proxy statement/prospectus. A copy of the form of ICE amended and restated certificate of incorporation and form of ICE amended and restated bylaws, in each case based on ICE’s current understanding of the amendments to be in effect upon the completion of the merger, are attached as Appendix B and Appendix C, respectively, to this joint proxy statement/prospectus.

The ICE board of directors has set [                    ], 2013 as the record date for the ICE special meeting. Only holders of record of shares of ICE common stock at the close of business on [                    ], 2013 will be entitled to notice of and to vote at the ICE special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the ICE special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of ICE common stock.

Your vote is very important. To ensure your representation at the ICE special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the ICE special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the ICE special meeting.

The ICE board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, the issuance of shares of ICE common stock, and the proposed amendments to the ICE certificate of incorporation that are necessary to secure certain regulatory approvals required to complete the merger, and unanimously recommends that you vote “FOR” the Stock Issuance proposal, “FOR” the Charter Amendment proposal, and “FOR” the ICE Adjournment proposal.

BY ORDER OF THE BOARD OF DIRECTORS

Jeffrey C. Sprecher

Chairman and Chief Executive Officer

Atlanta, Georgia

[                    ], 2013

PLEASE VOTE YOUR SHARES OF ICE COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL [                    ].

NYSE EURONEXT

11 WALL STREET

NEW YORK, NEW YORK 10005

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2013

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of NYSE Euronext will be held at [            ] at [            ], Eastern time, on [                    ], 2013, for the following purposes:

1. to adopt the Agreement and Plan of Merger, dated as of December 20, 2012, by and among IntercontinentalExchange, Inc., NYSE Euronext and Baseball Merger Sub, LLC (the “Merger” proposal);

2. to approve, on a non-binding, advisory basis, the compensation to be paid to NYSE Euronext’s named executive officers that is based on or otherwise relates to the merger, discussed in the section of this document entitled “The Merger—Interests of NYSE Euronext Directors and Executive Officers in the Merger” (the “Merger-Related Named Executive Officer Compensation” proposal); and

3. to approve one or more adjournments of the NYSE Euronext special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger proposal (the “NYSE Euronext Adjournment” proposal).

The approval by NYSE Euronext stockholders of the Merger proposal is required to complete the merger described in the accompanying joint proxy statement/prospectus.

NYSE Euronext will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The Merger proposal is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Appendix A to this document.

The NYSE Euronext board of directors has set [                    ], 2013 as the record date for the NYSE Euronext special meeting. Only holders of record of shares of NYSE Euronext common stock at the close of business on [                    ], 2013 will be entitled to notice of and to vote at the NYSE Euronext special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the NYSE Euronext special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of NYSE Euronext common stock.

Your vote is very important. To ensure your representation at the NYSE Euronext special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the NYSE Euronext special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the NYSE Euronext special meeting.

The NYSE Euronext board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Merger proposal, “FOR” the Merger-Related Named Executive Officer Compensation proposal and “FOR” the NYSE Euronext Adjournment proposal.

BY ORDER OF THE BOARD OF DIRECTORS

Janet L. McGinness

Executive Vice President & Corporate Secretary

New York, New York

[                    ], 2013

PLEASE VOTE YOUR SHARES OF NYSE EURONEXT COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL [                    ].

-i-

-ii-

*	To be provided by amendment.

-iii-

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the special meetings. We urge you to read carefully the remainder of this document because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference into, this document.

Q:	WHAT IS THE MERGER?

A:	IntercontinentalExchange, Inc. (“ICE”), NYSE Euronext (“NYSE Euronext”) and Baseball Merger Sub, LLC (“Merger Sub”), a wholly owned subsidiary of ICE, have entered into a merger agreement, pursuant to which ICE will acquire NYSE Euronext through the merger of NYSE Euronext with and into Merger Sub, with Merger Sub continuing as the surviving company. The transaction is referred to as the merger. A copy of the merger agreement is attached as Appendix A to this document. In order for ICE and NYSE Euronext to complete the merger each company needs its respective stockholders to approve certain proposals relating to the merger as described below.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:	Each of ICE and NYSE Euronext is sending these materials to its respective stockholders to help them decide how to vote their shares of ICE common stock or NYSE Euronext common stock, as the case may be, with respect to matters to be considered at their respective special meetings.

The merger cannot be completed unless ICE stockholders approve the issuance of shares of ICE common stock in the merger and the adoption of certain amendments to the ICE certificate of incorporation that are necessary to secure certain regulatory approvals required to complete the merger and NYSE Euronext stockholders adopt the merger agreement. Each of ICE and NYSE Euronext is holding a special meeting of its respective stockholders to vote on the proposals necessary to complete the merger. Information about these special meetings, the merger and the other business to be considered by stockholders at each of the special meetings is contained in this document.

This document constitutes both a joint proxy statement of ICE and NYSE Euronext and a prospectus of ICE. It is a joint proxy statement because each of the boards of directors of ICE and NYSE Euronext is soliciting proxies from its respective stockholders using this document. It is a prospectus because ICE, in connection with the merger, is offering shares of its common stock in partial exchange for the outstanding shares of NYSE Euronext common stock in the merger.

Q:	WHAT WILL NYSE EURONEXT STOCKHOLDERS RECEIVE IN THE MERGER?

A:

In the merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE common stock and $11.27 in cash (this is referred to as the “standard election amount”). In lieu of the standard election amount, NYSE Euronext stockholders will have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for each of their NYSE Euronext shares, in each case without interest. Both the cash election and the stock election are subject to the proration and adjustment procedures set forth in the merger agreement. Under the proration procedures set forth in the merger agreement, the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount (this is referred to as the “aggregate consideration”). NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who fail to make a timely election or who make no election will receive the standard election amount for each share of NYSE Euronext common stock they hold. It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the merger, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE common stock immediately after completion of the merger, in each case as determined on a fully diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the merger.

Q:	WILL NYSE EURONEXT STOCKHOLDERS RECEIVE THE FORM OF CONSIDERATION THEY ELECT?

A:	Each NYSE Euronext stockholder that elects to receive something other than the standard election amount may not receive the exact form of consideration that such stockholder elects in the merger. If the merger is completed, it is currently estimated that payment of the stock portion of the merger consideration will require ICE to issue or reserve for issuance approximately 42.4 million shares of ICE common stock in connection with the merger and that the maximum cash consideration required to be paid for the cash portion of the merger consideration will be approximately $2.7 billion. Under the proration procedures set forth in the merger agreement, the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who fail to make a timely election or who make no election will receive the standard election amount for each share of NYSE Euronext common stock they hold. The allocation of the mix of consideration payable to NYSE Euronext stockholders in the merger will not be known until ICE tallies the results of the elections made by NYSE Euronext stockholders, which will not occur until near or after the closing of the merger. See “The Merger—Merger Consideration” beginning on page [ ].

Q:	HOW DO NYSE EURONEXT STOCKHOLDERS MAKE THEIR ELECTION TO RECEIVE CASH, SHARES OF ICE COMMON STOCK OR A COMBINATION OF BOTH?

A:	An election form and transmittal materials will be mailed prior to the anticipated closing date of the merger to each holder of record of shares of NYSE Euronext common stock. ICE will also make an election form available, if requested, to each person that subsequently becomes a holder of shares of NYSE Euronext common stock. Each NYSE Euronext stockholder should complete and return the election form, along with proper transfer documentation for NYSE Euronext book-entry interests (or a properly completed notice of guaranteed delivery), according to the instructions included with the form. The election form will be provided to NYSE Euronext stockholders under separate cover and is not being provided with this document. The election deadline will be 5:00 p.m., New York time, on the business day that is two trading days prior to the expected completion date of the merger unless ICE publicly announces a different date or time. This date will be publicly announced by ICE as soon as practicable but at least four business days prior to the expected completion date of the merger.

If you own shares of NYSE Euronext common stock in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares concerning how to make an election.

If you do not send in the election form together with proper transfer documentation for your NYSE Euronext book-entry interests by the election deadline, you will be treated as though you had not made an election, and you will receive the standard election amount for each share of NYSE Euronext common stock you hold.

Q:	WHAT HAPPENS IF A NYSE EURONEXT STOCKHOLDER DOES NOT MAKE A VALID ELECTION TO RECEIVE CASH OR ICE COMMON STOCK?

A:

If a NYSE Euronext stockholder does not return a properly completed election form by the election deadline specified in the election form, such stockholder will be deemed to have made the standard election described above, and his or her shares of NYSE Euronext common stock (other than excluded shares and dissenting shares) will be converted into the right to receive 0.1703 shares of ICE common stock per share of NYSE Euronext common stock plus $11.27 in cash per share of NYSE Euronext common stock. See “The Merger Agreement—Effect of the Merger on Shares of NYSE Euronext Common Stock and Interests of Merger Sub” beginning on page [ ].

Q:	WILL ICE STOCKHOLDERS RECEIVE NEW SHARES AFTER THE MERGER?

A:	No, current ICE stockholders will not receive additional or new shares of ICE common stock as a result of the merger. Shares of ICE common stock will continue to be listed on the New York Stock Exchange under the symbol “ICE.”

Q:	WHEN WILL THE MERGER BE COMPLETED?

A:	The parties currently expect that the merger will be completed during the second half of 2013. Neither ICE nor NYSE Euronext can predict, however, the actual date on which the merger will be completed, or whether it will be completed, because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals will be received. See “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page [ ].

Q:	WHAT ARE NYSE EURONEXT STOCKHOLDERS BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	NYSE Euronext stockholders are being asked to vote on the following proposals:

1.	to adopt the merger agreement, a copy of which is attached as Appendix A to this document, which is referred to as the Merger proposal;

2.	to approve, on a non-binding, advisory basis, the compensation to be paid to NYSE Euronext’s named executive officers that is based on or otherwise relates to the merger, discussed under the section entitled “The Merger—Interests of NYSE Euronext Directors and Executive Officers in the Merger” beginning on page [ ], which is referred to as the Merger-Related Named Executive Officer Compensation proposal; and

3.	to approve one or more adjournments of the NYSE Euronext special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger proposal, which is referred to as the NYSE Euronext Adjournment proposal.

Stockholder approval of the Merger proposal is required for completion of the merger. NYSE Euronext will transact no other business at the NYSE Euronext special meeting, except for business properly brought before the NYSE Euronext special meeting or any adjournment or postponement thereof.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE NYSE EURONEXT SPECIAL MEETING?

A:	The Merger proposal: The affirmative vote of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the Merger proposal. If you are a NYSE Euronext stockholder and you abstain from voting or fail to vote, or fail to instruct your broker, bank or other nominee how to vote on the Merger proposal, it will have the same effect as a vote cast “AGAINST” the Merger proposal.

The Merger-Related Named Executive Officer Compensation proposal: The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the Merger-Related Named Executive Officer Compensation proposal. The stockholders’ vote regarding the Merger-Related Named Executive Officer Compensation proposal is an advisory vote, and therefore is not binding on NYSE Euronext or on ICE or the boards of directors or the compensation committees of NYSE Euronext or ICE. Since compensation and benefits to be paid or provided in connection with the merger are based on contractual arrangements with the named executive officers, the outcome of this advisory vote will not affect the obligation to make these payments.

The NYSE Euronext Adjournment proposal: The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the NYSE Euronext Adjournment proposal.

Q:	HOW DOES THE NYSE EURONEXT BOARD OF DIRECTORS RECOMMEND I VOTE?

A:	The NYSE Euronext board of directors unanimously recommends that you vote your shares of NYSE Euronext common stock:

1.	“FOR” the Merger proposal;

2.	“FOR” the Merger-Related Named Executive Officer Compensation proposal; and

3.	“FOR” the NYSE Euronext Adjournment proposal.

Q:	WHAT ARE ICE STOCKHOLDERS BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	ICE stockholders are being asked to vote on the following proposals:

1.	to approve the issuance of shares of ICE common stock to NYSE Euronext stockholders pursuant to the merger agreement, which is referred to as the Stock Issuance proposal;

2.	to approve the adoption of certain amendments to the ICE certificate of incorporation, a copy of which is attached as Appendix B to this document, that are necessary to secure certain regulatory approvals required to complete the merger, which is referred to as the Charter Amendment proposal; and

3.	to approve one or more adjournments of the ICE special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Stock Issuance proposal and/or the Charter Amendment proposal, which is referred to as the ICE Adjournment proposal.

Stockholder approval of the Stock Issuance proposal and the Charter Amendment proposal is required to complete the merger. ICE will transact no other business at the ICE special meeting, except for business properly brought before the ICE special meeting or any adjournment or postponement thereof.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE ICE SPECIAL MEETING?

A:	The Stock Issuance proposal: The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the ICE special meeting is required to approve the Stock Issuance proposal, provided that the total votes cast on the proposal (including abstentions) must represent a majority of all securities entitled to vote on the proposal.

The Charter Amendment proposal: The affirmative vote of a majority of the outstanding shares of ICE common stock entitled to vote on the proposal at the ICE special meeting is required to approve the Charter Amendment proposal. If you are an ICE stockholder and you abstain from voting or fail to vote, or fail to instruct your broker, bank or other nominee how to vote on the Charter Amendment proposal, it will have the same effect as a vote cast “AGAINST” the Charter Amendment proposal.

The ICE Adjournment proposal: The affirmative vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the proposal at the ICE special meeting is required to approve the ICE Adjournment proposal.

Q:	HOW DOES THE ICE BOARD OF DIRECTORS RECOMMEND I VOTE?

A:	The ICE board of directors unanimously recommends that you vote your shares of ICE common stock:

1.	“FOR” the Stock Issuance proposal;

2.	“FOR” the Charter Amendment proposal; and

3.	“FOR” the ICE Adjournment proposal.

Q:	WHAT DO I NEED TO DO NOW?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at your respective company’s special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a stockholder of record of ICE as of [ ], 2013, which is referred to as the ICE record date, or a stockholder of record of NYSE Euronext as of [ ], 2013, which is referred to as the NYSE Euronext record date, you may submit your proxy before your respective company’s special meeting in one of the following ways:

•	visit the website shown on your proxy card to vote via the Internet;

•	call the toll-free number shown on your proxy card; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your respective company’s special meeting.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	WHEN AND WHERE ARE THE ICE AND NYSE EURONEXT SPECIAL MEETINGS OF STOCKHOLDERS?

A:	The special meeting of NYSE Euronext stockholders will be held at [ ] at [ ], Eastern time, on [ ], 2013. Subject to space availability, all NYSE Euronext stockholders as of the NYSE Euronext record date, or their duly appointed proxies, may attend the NYSE Euronext special meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [ ], Eastern time. You must present the admission ticket included in this joint proxy statement/prospectus in order to attend the NYSE Euronext special meeting, space permitting.

The special meeting of ICE stockholders will be held at [            ] at [            ], Eastern time, on [                    ], 2013. Subject to space availability, all ICE stockholders as of the ICE record date, or their duly appointed proxies, may attend the ICE special meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [            ], Eastern time. You must present the admission ticket included in this joint proxy statement/prospectus in order to attend the ICE special meeting, space permitting.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to ICE or NYSE Euronext or by voting in person at your respective company’s special meeting unless you obtain a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of the New York Stock Exchange, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the New York Stock Exchange determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the ICE special meeting and the NYSE Euronext special meeting are such “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares how to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a NYSE Euronext stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal;

•

your broker, bank or other nominee may not vote your shares on the Merger-Related Named Executive Officer Compensation proposal or the NYSE Euronext Adjournment proposal, which broker non-votes will have no effect on the vote count for each such proposal (assuming a quorum is present); and

•

your broker, bank or other nominee may not vote your shares on the NYSE Euronext Adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present).

If you are an ICE stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•

your broker, bank or other nominee may not vote your shares on the Stock Issuance proposal, which broker non-votes will have no effect on the vote count for such proposal, unless the aggregate number of broker non-votes results in a failure to meet the New York Stock Exchange requirement that the total votes cast on such proposal (including abstentions) represent a majority of all securities entitled to vote on the proposal;

•	your broker, bank or other nominee may not vote your shares on the Charter Amendment proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal; and

•

your broker, bank or other nominee may not vote your shares on the ICE Adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present).

Q:	WHAT IF I DO NOT VOTE OR I ABSTAIN?

A:	For purposes of each of the ICE special meeting and the NYSE Euronext special meeting, an abstention occurs when a stockholder attends the applicable special meeting in person and does not vote or returns a proxy with an “abstain” vote.

If you are a NYSE Euronext stockholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the Merger proposal, it will have the same effect as a vote cast “AGAINST” the

Merger proposal. If you respond with an “abstain” vote on the Merger proposal, your proxy will have the same effect as a vote cast “AGAINST” the Merger proposal.

If you are a NYSE Euronext stockholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the Merger-Related Named Executive Officer Compensation proposal or the NYSE Euronext Adjournment proposal, it will have no effect on the vote count for such proposal (assuming a quorum is present). If you respond with an “abstain” vote on the Merger-Related Named Executive Officer Compensation proposal or the NYSE Euronext Adjournment proposal, it will have no effect on the vote count for such proposal.

If you are an ICE stockholder and you are not present or represented at the ICE special meeting or fail to instruct your broker, bank or other nominee how to vote on the Stock Issuance proposal, it will have no effect on the vote count for such proposal unless the aggregate number of such number of unvoted shares of ICE common stock results in a failure to meet the New York Stock Exchange requirement that the total votes cast on such proposal (including abstentions) represent a majority of all securities entitled to vote on the proposal. If you respond with an “abstain” vote, or if you are present in person but do not vote, your proxy will have the same effect as a vote cast “AGAINST” the Stock Issuance proposal.

If you are an ICE stockholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the Charter Amendment proposal, it will have the same effect as a vote cast “AGAINST” the Charter Amendment proposal. If you respond with an “abstain” vote on the Charter Amendment proposal, your proxy will have the same effect as a vote cast “AGAINST” the Charter Amendment proposal.

If you are an ICE stockholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the ICE Adjournment proposal, it will have no effect on the vote count for such proposal (assuming a quorum is present). If you respond with an “abstain” vote on the ICE Adjournment proposal, it will have no effect on the vote count for such proposal.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY OR VOTING INSTRUCTION CARD WITHOUT INDICATING HOW TO VOTE?

A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the shares of ICE common stock represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the ICE board of directors with respect to each proposal or the shares of NYSE Euronext common stock represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the NYSE Euronext board of directors with respect to each proposal. Unless an ICE stockholder or a NYSE Euronext stockholder, as applicable, checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the ICE special meeting or NYSE Euronext special meeting, as applicable.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. ICE stockholders may change their vote or revoke a proxy at any time before it is exercised by:

•	filing a written revocation with the corporate secretary of ICE,

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card, or

•	voting in person at the ICE special meeting.

NYSE Euronext stockholders may change their vote or revoke a proxy at any time before it is exercised by:

•	filing a written revocation with the corporate secretary of NYSE Euronext,

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card, or

•	voting in person at the NYSE Euronext special meeting.

Please note, however, that under the rules of the New York Stock Exchange, any beneficial owner of ICE common stock or NYSE Euronext common stock whose shares are held in street name by a New York Stock Exchange member brokerage firm may revoke its proxy and vote its shares in person at the ICE special meeting or the NYSE Euronext special meeting only in accordance with applicable rules and procedures as employed by such beneficial owner’s brokerage firm. If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

If you hold shares indirectly in the ICE benefit plans or NYSE Euronext benefits plans, you should contact the trustee of your plan, as applicable, to change your vote of the shares allocated to your benefit plan.

Attending the ICE special meeting or the NYSE Euronext special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:	NYSE Euronext stockholders and ICE stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of ICE and/or NYSE Euronext common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of NYSE Euronext common stock or ICE common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both NYSE Euronext common stock and ICE common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of ICE common stock and/or NYSE Euronext common stock that you own.

Q:	ARE NYSE EURONEXT STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:	Yes. NYSE Euronext stockholders are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, which is referred to as Delaware law, provided they satisfy the special criteria and conditions set forth in Section 262 of Delaware law. More information regarding these appraisal rights is provided in this document, and the provisions of Delaware law that grant appraisal rights and govern such procedures are attached as Appendix F to this document. You should read these provisions carefully and in their entirety. See “Appraisal Rights” beginning on page [ ].

Q:	WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO NYSE EURONEXT STOCKHOLDERS?

A:	The obligation of ICE and NYSE Euronext to complete the merger is conditioned upon the receipt of legal opinions from their respective counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

Assuming the receipt and accuracy of the opinions described above, the U.S. federal income tax consequences of the merger to U.S. holders of NYSE Euronext common stock are as follows:

•

If you receive shares of ICE common stock (and no cash other than cash received instead of a fractional share of ICE common stock) in exchange for your NYSE Euronext common stock, then you generally will not recognize any gain or loss, except with respect to cash received instead of a fractional share of ICE common stock.

•

If you receive solely cash, you generally will recognize gain or loss equal to the difference between the amount of cash you receive and your tax basis in your NYSE Euronext common stock. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of NYSE Euronext common stock.

•

If you receive a combination of ICE common stock and cash (other than cash received instead of a fractional share of ICE common stock), in exchange for your NYSE Euronext common stock, you generally will recognize gain, but not loss, upon the exchange of your shares of NYSE Euronext common stock for shares of ICE common stock and cash. If the sum of the fair market value of the ICE common stock and the amount of cash you receive in exchange for your shares of NYSE Euronext common stock exceeds the tax basis of your shares of NYSE Euronext common stock, you generally will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of NYSE Euronext common stock.

Any gain recognized could also be subject to the additional 3.8% Medicare tax on net investment income, depending on your individual circumstances.

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page [    ].

The tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you from the merger.

Q:	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A:	If the merger is not completed, NYSE Euronext stockholders will not receive any consideration for their shares of NYSE Euronext common stock in connection with the merger. Instead, NYSE Euronext will remain an independent public company and its common stock will continue to be dually listed and traded on the New York Stock Exchange and Euronext Paris. Under specified circumstances, NYSE Euronext or ICE may be required to pay to, or be entitled to receive from, the other party a fee with respect to the termination of the merger agreement, as described under “The Merger Agreement—Termination” beginning on page [ ].

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:	If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

If you are an ICE stockholder, you should contact [                    ], the proxy solicitation agent for ICE, at [            ]. If you are a NYSE Euronext stockholder and you hold your shares in a street name, you should follow the instructions provided by your bank or broker or you may contact NYSE Euronext’s U.S. solicitation agent, MacKenzie Partners, Inc. (telephone: +1 (800) 322-2885 or +1 (212) 929-5500; email: proxy@mackenziepartners.com) with any questions. If you hold your shares in registered format, you may also contact MacKenzie Partners with any questions.

If you are an NYSE Euronext stockholder and you hold your shares through EuroClear or Clearstream, you may contact NYSE Euronext’s proxy solicitor, MacKenzie Partners, Inc. (London office) (telephone +44 (0) 203 178 8057; email: proxy@mackenziepartners.com).

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer before you decide how to vote with respect to the merger-related proposals. In addition, we incorporate by reference important business and financial information about NYSE Euronext and ICE into this document. For a description of this information, see “Incorporation of Certain Documents by Reference” on page [    ]. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

Unless the context otherwise requires, throughout this document, “ICE” refers to IntercontinentalExchange, Inc., “Merger Sub” refers to Baseball Merger Sub, LLC, “NYSE Euronext” refers to NYSE Euronext and “we,” “us” and “our” refer collectively to ICE and NYSE Euronext. Also, we refer to the proposed merger of NYSE Euronext with and into Merger Sub as the “merger” and the Agreement and Plan of Merger, dated as of December 20, 2012, by and among ICE, NYSE Euronext and Merger Sub as the “merger agreement.”

The Merger and the Merger Agreement (page [    ])

The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Appendix A. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger. Following the completion of the merger, NYSE Euronext common stock will be delisted from the New York Stock Exchange and Euronext Paris, deregistered under the Securities Exchange Act of 1934 (the “Exchange Act”) and cease to be publicly traded.

Under the terms of the merger agreement, NYSE Euronext will merge with and into Merger Sub with Merger Sub surviving the merger as a direct, wholly owned subsidiary of ICE, and the separate corporate existence of NYSE Euronext will cease.

Merger Consideration (page [    ])

In the merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE common stock and $11.27 in cash. In lieu of the standard election amount described in the previous sentence, NYSE Euronext stockholders will have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who make no election or an untimely election will receive the standard election amount for each share of NYSE Euronext common stock they hold.

It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the merger, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE common stock immediately after completion of the merger, in each case as determined on a fully diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the merger. If the merger is completed, it is currently estimated that payment of the stock portion of the merger consideration will require ICE to issue or reserve for issuance approximately 42.4 million shares of ICE common stock in connection with the merger and that the maximum cash consideration required to be paid in the merger for the cash portion of the merger consideration will be approximately $2.7 billion.

Recommendation of the NYSE Euronext Board of Directors (page [    ])

After careful consideration, the NYSE Euronext board of directors unanimously recommends that NYSE Euronext stockholders vote “FOR” the Merger proposal, “FOR” the Merger-Related Named Executive Officer Compensation proposal and “FOR” the NYSE Euronext Adjournment proposal.

For a more complete description of NYSE Euronext’s reasons for the merger and the recommendations of the NYSE Euronext board of directors, see “The Merger—Recommendation of the NYSE Euronext Board of Directors and Reasons for the Merger.”

Recommendation of the ICE Board of Directors (page [    ])

After careful consideration, the ICE board of directors unanimously recommends that ICE stockholders vote “FOR” the Stock Issuance proposal, “FOR” the Charter Amendment proposal and “FOR” the ICE Adjournment proposal.

For a more complete description of ICE’s reasons for the merger and the recommendations of the ICE board of directors, see “The Merger—Recommendation of the ICE Board of Directors and Reasons for the Merger.”

Opinions of Financial Advisors (pages [    ])

ICE Financial Advisor

In connection with the merger, the ICE board of directors received the written opinion dated December 20, 2012 from ICE’s financial advisor, Morgan Stanley & Co. LLC, referred to as Morgan Stanley, that the consideration to be paid by ICE pursuant to the merger agreement was fair, from a financial point of view and as of the date of such opinion, to ICE. The full text of Morgan Stanley’s written opinion is attached to this document as Appendix D. This written opinion sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in connection with such opinion. The opinion was directed to the ICE board of directors (in its capacity as such) and addressed only the fairness from a financial point of view to ICE of the consideration to be paid by ICE pursuant to the merger agreement as of the date of the opinion and did not address any other aspect of the merger. In addition, the opinion did not in any manner address the prices at which shares of ICE common stock or NYSE Euronext common stock would trade at any time, or any compensation or compensation agreements arising from (or otherwise relating to) the merger which benefit any officer, director or employee of NYSE Euronext, or any class of such persons. The opinion is addressed to the ICE board of directors and does not constitute advice or a recommendation to any stockholder of either ICE or NYSE Euronext as to how to vote at any stockholders’ meeting to be held in connection with the merger or take any other action with respect to the merger.

NYSE Euronext Financial Advisor

Perella Weinberg Partners LP, referred to as Perella Weinberg, rendered its oral opinion, subsequently confirmed in writing, to the NYSE Euronext board of directors that, on December 20, 2012, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the aggregate consideration to be received by the holders of NYSE Euronext common stock (other than ICE or any of its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Perella Weinberg’s written opinion, dated December 20, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Appendix E and is incorporated by reference herein. Holders of NYSE Euronext common stock are urged to read Perella Weinberg’s opinion carefully and in its entirety. The opinion does not address NYSE Euronext’s underlying business decision to enter into the merger or the relative merits of the merger as compared with any other strategic alternative that may have been available to NYSE Euronext. The opinion does not constitute a recommendation to any holder of NYSE Euronext common stock or ICE common stock as to how such holders should vote, make any election or otherwise act with respect to the merger or any other matter and does not in any manner address the prices at which NYSE Euronext common stock or ICE common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or of any consideration to, the holders of any other class of securities, creditors or other constituencies of NYSE Euronext. Perella Weinberg provided its opinion for the information and assistance of the NYSE Euronext board of directors in connection with, and for the purposes of its evaluation of, the merger. This summary is qualified in its entirety by reference to the full text of the opinion.

NYSE Euronext Special Meeting of Stockholders (page [    ])

The NYSE Euronext special meeting will be held at [            ], Eastern time, on [                    ], 2013, at [            ]. At the NYSE Euronext special meeting, NYSE Euronext stockholders will be asked to approve the Merger proposal, the Merger-Related Named Executive Officer Compensation proposal and the NYSE Euronext Adjournment proposal.

NYSE Euronext’s board of directors has fixed the close of business on [                    ], 2013 as the record date for determining the holders of shares of NYSE Euronext common stock entitled to receive notice of and to vote at the NYSE Euronext special meeting. Only holders of record of shares of NYSE Euronext common stock at the close of business on the NYSE Euronext record date will be entitled to notice of and to vote at the NYSE Euronext special meeting and any adjournment or postponement thereof. As of the NYSE Euronext record date, there were [                ] shares of NYSE Euronext common stock outstanding and entitled to vote at the NYSE Euronext special meeting held by [            ] holders of record. Each share of NYSE Euronext common stock entitles the holder to one vote on each proposal to be considered at the NYSE Euronext special meeting. As of the record date, directors and executive officers of NYSE Euronext and their affiliates owned and were entitled to vote [                ] shares of NYSE Euronext common stock, representing approximately [    ]% of the shares of NYSE Euronext common stock outstanding on that date. NYSE Euronext currently expects that NYSE Euronext’s directors and executive officers will vote their shares in favor of the Merger proposal, the Merger-Related Named Executive Officer Compensation proposal and the NYSE Euronext Adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Approval of the Merger proposal requires the affirmative vote of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote on the proposal at the NYSE Euronext special meeting. Approval of the Merger-Related Named Executive Officer Compensation proposal and the NYSE Euronext Adjournment proposal each require the affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting.

ICE Special Meeting of Stockholders (page [    ])

The ICE special meeting will be held at [            ], Eastern time, on [                    ], 2013, at [            ]. At the ICE special meeting, ICE stockholders will be asked to approve the Stock Issuance proposal, the Charter Amendment proposal and the ICE Adjournment proposal.

ICE’s board of directors has fixed the close of business on [                    ], 2013 as the record date for determining the holders of shares of ICE common stock entitled to receive notice of and to vote at the ICE special meeting. As of the ICE record date, there were [                ] shares of ICE common stock outstanding and entitled to vote at the ICE special meeting held by [            ] holders of record. Each share of ICE common stock

entitles the holder to one vote on each proposal to be considered at the ICE special meeting. As of the record date, directors and executive officers of ICE and their affiliates owned and were entitled to vote [                ] shares of ICE common stock, representing approximately [    ]% of the shares of ICE common stock outstanding on that date. ICE currently expects that ICE’s directors and executive officers will vote their shares in favor of the Stock Issuance proposal, the Charter Amendment proposal, and the ICE Adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Approval of the Stock Issuance proposal requires the affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the ICE special meeting, provided that the total votes cast on the proposal (including abstentions) represent a majority of all securities entitled to vote on the proposal at the ICE special meeting. Approval of the Charter Amendment proposal requires the affirmative vote of a majority of the outstanding shares of ICE common stock entitled to vote on the proposal at the ICE special meeting. Approval of the ICE Adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the proposal at the ICE special meeting.

NYSE Euronext’s Directors and Executive Officers Have Certain Interests in the Merger (page [    ])

NYSE Euronext’s executive officers and directors have interests in the merger that are different from, or in addition to, the interests of NYSE Euronext’s stockholders. These interests include, but are not limited to, the treatment in the merger agreement of restricted stock units, stock options and other rights held by these executive officers and directors and the interests certain executive officers of NYSE Euronext have by reason of their respective employment agreements with NYSE Euronext, among other interests described herein. The members of the NYSE Euronext board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that NYSE Euronext stockholders approve the Merger proposal. These interests are described in more detail in the section of this document entitled “The Merger—Interests of NYSE Euronext Directors and Executive Officers in the Merger.”

Effect of the Merger on NYSE Euronext Stock Options and Other Stock-Based Awards (page [    ])

At the effective time of the merger, each option to acquire and stock appreciation right denominated in shares of NYSE Euronext common stock granted under the employee and director stock plans of NYSE Euronext, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger, will be converted into a stock option to acquire or stock appreciation right denominated in shares of ICE common stock, as applicable, on the same terms and conditions as were applicable to it prior to such conversion, except that (i) each converted stock option and stock appreciation right will be exercisable for the number of shares of ICE common stock (rounded down to the nearest whole share) equal to the number of shares of NYSE Euronext common stock that it was exercisable for prior to conversion multiplied by the equity exchange factor, which equals the sum of (A) 0.1703 and (B) the quotient obtained by dividing (x) $11.27 by (y) the 10-day aggregate volume-weighted average per share price of a share of ICE common stock for the 10 consecutive trading days ending on the second-to-last full trading day prior to the date of the closing of the merger, and (ii) the per-share exercise price (rounded up to the nearest penny) for each converted stock option and stock appreciation right will be equal to the per-share exercise price that was applicable to it prior to its conversion divided by the equity exchange factor.

In addition, at the effective time of the merger, each restricted stock unit or deferred stock unit measured in shares of NYSE Euronext common stock (other than performance stock units), whether vested or unvested, that is outstanding immediately prior to the effective time of the merger will be converted into a restricted stock unit or deferred stock unit denominated in shares of ICE common stock on substantially the same terms and conditions as were applicable to it prior to such conversion, except that the number of shares of ICE common stock subject to each such restricted stock unit or deferred stock unit (rounded down to the nearest whole share) will be equal to the number of shares of NYSE Euronext common stock subject to the restricted stock unit or deferred stock unit prior to conversion, multiplied by the equity exchange factor. Restricted stock units (other than performance stock units) granted under NYSE Euronext’s Omnibus Incentive Plan or 2006 Stock Incentive Plan either (i) prior to the date of the merger agreement or (ii) on or after the date of the merger agreement pursuant to NYSE Euronext’s annual bonus program (to the extent permitted by certain terms of the merger agreement) that are outstanding immediately prior to the effective time of the merger will, to the extent unvested, vest as of the effective time of the merger and be settled in shares of ICE common stock as of the effective time of the merger. All other restricted stock units (other than performance stock units) granted after the date of the merger agreement (to the extent permitted by certain terms of the merger agreement) that are outstanding immediately prior to the effective time of the merger, if any, will be subject to a three-year cliff vesting schedule and the vesting of these restricted stock units will not accelerate upon the effective time of the merger. However, any such restricted stock units will vest upon an earlier termination of employment with NYSE Euronext and its subsidiaries without cause or a resignation from NYSE Euronext and its subsidiaries for good reason.

Additionally, at the effective time of the merger, each performance stock unit measured in shares of NYSE Euronext common stock granted under NYSE Euronext’s Omnibus Incentive Plan, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger will be converted into a performance stock unit denominated in shares of ICE common stock, on substantially the same terms and conditions as were applicable to it prior to such conversion, except that the number of shares of ICE common stock subject to each such performance stock unit (rounded down to the nearest whole share) will be equal to the number of shares of NYSE Euronext common stock subject to the performance stock unit (based on the following two sentences) multiplied by the equity exchange factor. The performance-based vesting condition applicable to each outstanding performance stock unit granted prior to the date of the merger agreement (i.e., NYSE Euronext total shareholder return relative to S&P 500 total shareholder return over the applicable performance period) will be deemed satisfied at the effective time of the merger, measured as of the closing date of the merger with NYSE Euronext total shareholder return determined based on the value of the merger consideration, but the service-based vesting condition applicable to each such performance stock unit will remain unchanged and will not be deemed satisfied as of the effective time of the merger, and the original measurement date in respect of the service condition will continue to apply for purposes of continued service-based vesting after the closing. The performance-based vesting condition applicable to each outstanding performance stock unit granted on or after the date of the merger agreement (to the extent permitted by certain terms of the merger agreement) will be deemed satisfied at the effective time of the merger at the greater of 100% or the level based on actual attainment of the applicable performance criteria as of the month ending prior to the month in which the effective time of the merger occurs, but the service-based vesting condition applicable to each such performance stock unit will remain unchanged and will not be deemed satisfied as of the effective time of the merger, and the original measurement date in respect of the service condition will continue to apply for purposes of continued service-based vesting after the closing.

Regulatory Approvals Required for the Merger (page [    ])

Consummation of the merger is subject to the receipt of various regulatory approvals, including from the SEC, the U.S. Commodity Futures Trading Commission, the Dutch Minister of Finance (with the advice of the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”)) or the AFM on behalf of the Dutch Minister of Finance with respect to various aspects of the transaction, the Dutch Central Bank, the College of Euronext Regulators, the French Banking Regulatory Authority (Autorité de contrôle prudentiel), the French Minister of the Economy, the U.K. Financial Services Authority, the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés financiers), the Belgian Ministry of Finance, the Portuguese Minister of Finance and the Portuguese Commisão do Mercado de Valores Mobiliários. The completion of the merger is also subject to the receipt of competition and antitrust clearances in the United States and the EU. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which is referred to in this document as the “HSR Act”), and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the Federal Trade Commission, or the FTC, and the Department of Justice, or the DOJ, and the applicable waiting periods have expired. On January 16, 2013, ICE and NYSE Euronext each filed a notification and report form under the HSR Act with the FTC and the DOJ. In the EU, the merger is subject to the merger control jurisdiction of the national competition authorities in Portugal, Spain and the UK. ICE and NYSE Euronext intend to request a referral of the merger to the European Commission pursuant to Article 4(5) of Council Regulation (EC) No. 139/2004 (which is referred to in this document as the “EU Merger Regulation”), such that merger clearance is required from only the European Commission in the EU. ICE and NYSE Euronext expect to submit the notification form to the European Commission during the first half of 2013.

ICE and NYSE Euronext have filed, or are in the process of filing, notices and applications to obtain the necessary regulatory approvals. Although ICE and NYSE Euronext currently believe they should be able to obtain all required regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on ICE or its subsidiaries after the completion of the merger. The regulatory approvals to which completion of the merger is subject are described in more detail in the section of this document entitled “The Merger—Regulatory Approvals Required for the Merger.”

Appraisal Rights (page [    ])

Section 262 of Delaware law provides holders of shares of NYSE Euronext common stock with the right to dissent from the merger and seek appraisal of their shares of NYSE Euronext common stock in accordance with Delaware law. A holder of shares of NYSE Euronext common stock who properly seeks appraisal and complies with the applicable requirements under Delaware law, which is referred to as a dissenting stockholder, will forego the merger consideration and instead receive a cash payment equal to the fair value of his, her or its shares of NYSE Euronext common stock in connection with the merger. Fair value will be determined by the Delaware Court of Chancery following an appraisal proceeding. Dissenting stockholders will not know the appraised fair value at the time such holders must elect whether to seek appraisal. The ultimate amount dissenting stockholders receive in an appraisal proceeding may be more or less than, or the same as, the amount such holders would have received under the merger agreement. To seek appraisal, a NYSE Euronext stockholder must strictly comply with all of the procedures required under Delaware law, including delivering a written demand for appraisal to NYSE Euronext before the vote is taken on the merger agreement at the NYSE Euronext special meeting, not voting in favor of the Merger proposal and continuing to hold its shares of common stock through the effective time of the merger. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights.

For a further description of the appraisal rights available to NYSE Euronext stockholders and procedures required to exercise appraisal rights, see the section entitled “Appraisal Rights” and the provisions of Delaware law that grant appraisal rights and govern such procedures which are attached as Appendix F to this document. If a NYSE Euronext stockholder holds shares of NYSE Euronext common stock through a bank, brokerage firm or other nominee and the NYSE Euronext stockholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s bank, brokerage firm or nominee. In view of the complexity of Delaware law, NYSE Euronext stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors promptly.

Conditions to the Merger (page [    ])

The obligations of ICE and NYSE Euronext to complete the merger are each subject to the satisfaction (or waiver by all parties) of the following conditions:

•	approval of the necessary ICE and NYSE Euronext stockholder approvals;

•	absence of any injunction or other legal prohibition or restraint against the merger;

•	termination or expiration of the waiting period under the HSR Act and receipt of required European competition clearances in Europe;

•	authorization for listing on the New York Stock Exchange of the shares of ICE common stock to be issued in the merger to holders of NYSE Euronext common stock;

•

the effectiveness of the Registration Statement on Form S-4 of which this document forms a part and the absence of a stop order suspending the effectiveness of the registration statement or proceedings initiated or threatened by the SEC for that purpose;

•	receipt of required regulatory approvals;

•	accuracy of the other party’s representations and warranties in the merger agreement as of the closing date of the merger, subject to applicable materiality qualifiers;

•	the prior performance by the other party, in all material respects, of its obligations under the merger agreement; and

•	receipt of a legal opinion from their respective counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

No Solicitation (page [    ])

Under the terms of the merger agreement, NYSE Euronext and ICE have agreed not to initiate, solicit, knowingly encourage, facilitate or induce inquiries, proposals or offers with respect to, or have any discussions with any person relating to, or engage or participate in any negotiations concerning, or provide any confidential information or data to, any person relating to, approve or recommend, or propose publicly to approve or recommend, any acquisition proposal or any letter of intent, agreement in principle, merger agreement, business combination agreement, option agreement or other similar agreement relating to, an acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that if NYSE Euronext receives an unsolicited bona fide written acquisition proposal prior to adoption of the Merger proposal, or ICE receives a bona fide written acquisition proposal prior to the approval of the Stock Issuance proposal and/or the Charter Amendment proposal, the party receiving the proposal may engage in discussions or negotiations with, or provide information or data to, the person or entity making the acquisition proposal if and only to the extent that the NYSE Euronext board of directors (in the case of a proposal for NYSE Euronext), or the ICE board of directors (in the case of a proposal for ICE), conclude in good faith, after consultation with outside legal counsel and financial advisors, that:

•	the acquisition proposal is reasonably likely to result in a superior proposal;

•	the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•

prior to providing any information to any person or entity in connection with the acquisition proposal, the NYSE Euronext board of directors or the ICE board of directors, as applicable, receives from the person or entity making the acquisition proposal an executed confidentiality agreement with confidentiality terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between NYSE Euronext and ICE; and

•	the party receiving the acquisition proposal is not then in material breach of its obligations under the “no solicitation” provisions of the merger agreement.

Change of Recommendation (page [    ])

The NYSE Euronext board of directors is entitled to make no recommendation for the merger or to withdraw, modify or qualify its recommendation for the merger in a manner that is adverse to either ICE or Merger Sub prior to the adoption of the Merger proposal, and the ICE board of directors is entitled to make no recommendation for the approval of the issuance of the shares of ICE common stock or the amendments to the ICE certificate of incorporation, or to withdraw, modify or qualify its recommendation for the approval of the issuance of the shares of ICE common stock or the amendments to the ICE certificate of incorporation in a manner that is adverse to NYSE Euronext prior to the approval of the Stock Issuance proposal or the Charter Amendment proposal, if:

•

the change in recommendation is made in response to an unsolicited bona fide written acquisition proposal from a third party, and such board of directors concludes in good faith, after consultation with outside legal counsel and financial advisors, that the acquisition proposal constitutes a superior proposal; or

•

the change in recommendation is not made in response to an acquisition proposal, but in response to, or as a result of, an event, development, occurrence or change in circumstances or facts, occurring or arising after the date of the merger agreement (other than those that are reasonably foreseeable or arising from any action or omission required to be taken or omitted by the merger agreement), which did not exist or was not actually known, appreciated or understood by such board of directors, as of the date of the merger agreement, and such board of directors, after consultation with outside legal counsel, determines in good faith that the failure to make such change in recommendation would be inconsistent with its fiduciary duties under applicable law.

However, during the five-business-day period prior to making the NYSE Euronext Merger proposal change in recommendation or the ICE Stock Issuance or Charter Amendment proposal change in recommendation, as applicable, such party will be required to negotiate in good faith with the other party with respect to any modifications to the terms of the merger that are proposed by the other party, and it will be required to consider any such modifications agreed by the other party in determining whether the third party’s acquisition proposal still constitutes a superior proposal, and, in the event of any amendment to the financial or other material terms of such acquisition proposal determined to be a superior proposal, the negotiation period will be extended by an additional three business days.

Termination; Termination Fees (page [    ])

ICE and NYSE Euronext may mutually agree at any time to terminate the merger agreement prior to the effective time of the merger, even if the NYSE Euronext stockholders have approved the Merger proposal and the ICE shareholders have approved the Stock Issuance proposal and/or the Charter Amendment proposal. Either NYSE Euronext or ICE may also terminate the merger agreement at any time prior to the effective time of the merger in various additional circumstances, including, but not limited to, failure to consummate the merger by December 31, 2013 (subject to extension to March 31, 2014 by either party in certain circumstances), failure to obtain the necessary NYSE Euronext or ICE stockholder approvals, failure to obtain a necessary governmental or competition approval, an order permanently prohibiting the merger becomes final and non-appealable, the ICE board of directors changes its recommendation in favor of the Stock Issuance proposal and/or the Charter Amendment proposal, the NYSE Euronext board of directors changes its recommendation in favor of the Merger proposal and/or upon the breach by the other party of certain of its obligations under the merger agreement.

Termination Fees Payable by NYSE Euronext

Subject to certain limitations, NYSE Euronext is required to pay ICE a termination fee of $300 million if:

•

an acquisition proposal is made for NYSE Euronext after the date of the merger agreement and prior to the NYSE Euronext stockholders meeting, and either (i) ICE terminates the merger agreement because the NYSE Euronext board of directors has changed its recommendation or because NYSE Euronext has failed to perform in any material respect certain of its obligations under the merger agreement or (ii) NYSE Euronext or ICE terminates the merger agreement because NYSE Euronext fails to receive the necessary NYSE Euronext stockholder approval and the NYSE Euronext board of directors has changed its recommendation; or

•

an acquisition proposal is made for NYSE Euronext after the date of the merger agreement and prior to the NYSE Euronext stockholders meeting, the NYSE Euronext stockholders do not approve the Merger proposal, NYSE Euronext or ICE terminates the merger agreement because NYSE Euronext failed to receive the necessary NYSE Euronext stockholder approval, and, within nine months of such termination of the merger agreement, NYSE Euronext engages in an alternative transaction with a third party involving 50% or more of NYSE Euronext’s equity, assets or revenues.

Under other circumstances, NYSE Euronext is required to pay ICE a termination fee of:

•

$450 million, if the NYSE Euronext board of directors determines to make a change of recommendation not in response to an acquisition proposal, but in response to or as a result of, an intervening event arising after the date of the merger agreement; or

•

$100 million, if the merger agreement is terminated due to the failure of NYSE Euronext stockholders to approve the Merger proposal (other than in cases where the merger agreement is terminated and NYSE Euronext must pay any of the other termination fees).

Termination Fees Payable by ICE

Subject to certain limitations set forth in the merger agreement, ICE is required to pay NYSE Euronext a termination fee of $300 million if:

•

an acquisition proposal is made for ICE after the date of the merger agreement and prior to the ICE stockholders meeting, and either (i) NYSE Euronext terminates the merger agreement because the ICE board of directors has changed its recommendation or because ICE has failed to perform in any material respect certain of its obligations under the merger agreement or (ii) NYSE Euronext or ICE terminates the merger agreement because ICE fails to receive the necessary ICE stockholder approvals and the ICE board of directors has changed its recommendation; or

•

an acquisition proposal is made for ICE after the date of the merger agreement and prior to the ICE stockholders meeting, ICE fails to receive the necessary ICE stockholder approvals, either NYSE Euronext or ICE terminates the merger agreement because ICE failed to receive the necessary ICE stockholder approval, and, within nine months of such termination of the merger agreement, ICE engages in an alternative transaction with a third party involving 50% or more of ICE’s equity, assets or revenues.

Under other circumstances, ICE is required to pay NYSE Euronext a termination fee of:

•

$450 million, if NYSE Euronext terminates the merger agreement because the ICE board of directors determines to make a change of recommendation not in response to an acquisition proposal, but in response to or as a result of, an intervening event arising after the date of the merger agreement;

•	$750 million, if there is a failure to receive a required governmental or competition approval or either a law or final and non-appealable order that prohibits the merger; or

•

$100 million, if the merger is terminated due to the failure of ICE stockholders to approve either the Stock Issuance proposal and/or the Charter Amendment proposal (other than in cases where the merger agreement is terminated and ICE must pay any of the other termination fees).

Litigation Related to the Merger (page [    ])

Since the announcement of the merger on December 20, 2012, 12 putative stockholder class action complaints have been filed in New York and Delaware courts against NYSE Euronext, the members of its board of directors, ICE and, in some cases, Merger Sub challenging the proposed merger. The actions allege that members of the NYSE Euronext board of directors breached their fiduciary duties by agreeing to a merger agreement that undervalues NYSE Euronext. Among other remedies, the plaintiffs seek to enjoin the merger. ICE and NYSE Euronext believe the allegations in the complaints are without merit, and intend to defend them vigorously. See “Litigation Related to the Merger.”

Accounting Treatment (page [    ])

ICE prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The merger will be accounted for by applying the acquisition method of accounting for business combinations with ICE treated as the acquirer. See “The Merger—Accounting Treatment.”

Material United States Federal Income Tax Consequences of the Merger (page [    ])

For a detailed discussion of the material United States federal income tax consequences of the merger, see “Material United States Federal Income Tax Consequences of the Merger.” The tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you from the merger.

Comparison of Stockholders’ Rights (page [    ])

The rights of NYSE Euronext stockholders who continue as ICE stockholders after the merger will be governed by the certificate of incorporation and bylaws of ICE rather than by the certificate of incorporation and bylaws of NYSE Euronext. As a result, these NYSE Euronext stockholders will have different rights once they become stockholders of ICE due to the differences in the governing documents of NYSE Euronext and ICE. The key differences are described in the section titled “Comparison of Stockholders’ Rights.”

The Parties (page [    ])

IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

IntercontinentalExchange, Inc. is a leading operator of regulated exchanges and clearing houses serving the risk management needs of global markets for agricultural, credit, currency, emissions, energy and equity index products. ICE serves customers in more than 70 countries.

Merger Sub

c/o IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

Merger Sub, whose legal name is Baseball Merger Sub, LLC, is a Delaware limited liability company and a direct, wholly owned subsidiary of ICE. Upon the completion of the merger, Merger Sub will continue to exist as a direct, wholly owned subsidiary of ICE.

NYSE Euronext

11 Wall Street

New York, New York 10005

Phone: (212) 656-3000

NYSE Euronext, a Delaware corporation organized on May 22, 2006, is a holding company that, through its subsidiaries, operates the following securities exchanges: the New York Stock Exchange LLC, NYSE Arca, Inc. and NYSE MKT LLC in the United States and the European-based exchanges that comprise Euronext N.V. and its subsidiaries—the London, Paris, Amsterdam, Brussels and Lisbon stock exchanges, as well as the derivatives markets in London, Paris, Amsterdam, Brussels and Lisbon, and the United States futures market, NYSE Liffe US, LLC. NYSE Euronext is a global markets operator and provider of securities listing, trading, market data products, and software and technology services.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Historical Consolidated Financial Data of ICE

The following tables present ICE’s selected historical consolidated financial data as of and for the dates and periods indicated. The following consolidated statement of income data for the years ended December 31, 2011, 2010, and 2009 and the consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from the audited consolidated financial statements of ICE contained in its Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated into this document by reference. The consolidated statement of income data for the years ended December 31, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from ICE’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference.

The consolidated statement of income data for the nine months ended September 30, 2012 and 2011 and the consolidated balance sheet data as of September 30, 2012 have been derived from ICE’s unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which is incorporated into this document by reference. These consolidated financial statements are unaudited, but, in the opinion of ICE’s management, have been prepared on the same basis as its audited consolidated financial statements and contain all normal and recurring adjustments necessary to present fairly ICE’s financial position and results of operations for the periods indicated.

The following information is only a summary and is not necessarily indicative of the results of future operations of ICE or the combined company. You should read this selected historical consolidated financial data together with ICE’s consolidated financial statements that are incorporated by reference into this document and their accompanying notes and management’s discussion and analysis of financial condition and results of operations contained in such reports.

	Nine Months Ended September 30,		Year Ended December 31,
	2012(1)	2011(1)	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)
	(Unaudited)
	(In thousands, except for per share data)
Consolidated Statements of Income Data
Revenues:
Transaction and clearing fees, net	$908,057	$889,060	$1,176,367	$1,023,454	$884,473	$693,229	$490,358
Market data fees	109,504	92,331	124,956	109,175	101,684	102,944	70,396
Other	22,033	18,885	26,168	17,315	8,631	16,905	13,539

Total Revenues	1,039,594	1,000,276	1,327,491	1,149,944	994,788	813,078	574,293

Operating Expenses:
Compensation and benefits	194,596	187,951	250,601	236,649	235,677	159,792	101,397
Technology and communications	34,535	35,886	47,875	44,506	38,277	27,473	20,203
Professional services	25,741	24,970	34,831	32,597	35,557	29,705	23,047
Rent and occupancy	14,544	13,928	19,066	17,024	20,590	14,830	11,816
Acquisition-related transaction costs	9,994	14,760	15,624	9,996	6,139	—	11,121
Selling, general and administrative	28,580	25,464	34,180	35,644	34,067	25,476	20,445
Depreciation and amortization	96,955	99,063	132,252	121,209	111,357	62,247	32,701

Total operating expenses	404,945	402,022	534,429	497,625	481,664	319,523	220,730

Operating income	634,649	598,254	793,062	652,319	513,124	493,555	353,563

Other income (expense), net(2)	(28,351)	(22,223)	(33,053)	(42,846)	(19,635)	(19,354)	4,871
Income before income taxes	606,298	576,031	760,009	609,473	493,489	474,201	358,434
Income tax expense	177,114	184,557	238,268	201,706	179,335	173,229	117,822

Net income	$429,184	$391,474	$521,741	$407,767	$314,154	$300,972	$240,612

Net (income) loss attributable to noncontrolling interest	(7,080)	(8,574)	(12,068)	(9,469)	1,834	—	—

Net income attributable to IntercontinentalExchange, Inc.	$422,104	$382,900	$509,673	$398,298	$315,988	$300,972	$240,612

	Nine Months Ended September 30,		Year Ended December 31,
	2012(1)	2011(1)	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)
	(Unaudited)
	(In thousands, except for per share data)
Earnings per share attributable to IntercontinentalExchange, Inc. common shareholders:
Basic	$5.80	$5.22	$6.97	$5.41	$4.33	$4.23	$3.49

Diluted	$5.76	$5.17	$6.90	$5.35	$4.27	$4.17	$3.39

Weighted average common shares outstanding:
Basic	72,729	73,335	73,145	73,624	72,985	71,184	68,985

Diluted	73,339	74,057	73,895	74,476	74,090	72,164	70,980

	As of September 30,	As of December 31,
	2012	2011	2010	2009	2008	2007
	(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,241,176	$822,949	$621,792	$552,465	$283,522	$119,597
Short-term and long-term investments	414,529	451,136	1,999	25,497	6,484	140,955
Margin deposits and guaranty fund assets(3)	32,530,788	31,555,831	22,712,281	18,690,238	12,117,820	792,052
Total current assets	34,034,495	32,605,391	23,575,778	19,459,851	12,552,588	1,142,094
Property and equipment, net	140,926	130,962	94,503	91,735	88,952	63,524
Goodwill and other intangible assets, net	2,753,422	2,757,358	2,806,873	2,168,291	2,163,671	1,547,409
Total assets	37,540,084	36,147,864	26,642,259	21,884,875	14,959,581	2,796,345
Margin deposits and guaranty fund liabilities(3)	32,530,788	31,555,831	22,712,281	18,690,238	12,117,820	792,052
Total current liabilities	32,810,342	31,800,314	23,127,384	18,967,832	12,311,642	910,961
Current and long-term debt	850,000	887,500	578,500	307,500	379,375	221,875
Equity	3,605,959	3,162,341	2,816,765	2,433,647	2,012,180	1,476,856

(1)	ICE acquired several companies during the periods presented and has included the financial results of these companies in its consolidated financial statements effective from the respective acquisition dates. Refer to ICE’s consolidated financial statements and related notes in its Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which are incorporated into this document by reference, for more information on some of these acquired businesses.
(2)	The financial results for the nine months ended September 30, 2012 and 2011 include $25.1 million and $19.0 million, respectively, in interest expense on outstanding indebtedness, and the financial results for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 include $28.4 million, $25.1 million, $16.8 million, $13.2 million and $15.5 million, respectively, in interest expense on outstanding indebtedness. The financial results for the year ended December 31, 2010 include a loss of $15.1 million on a foreign currency hedge relating to the pounds sterling cash consideration paid to acquire Climate Exchange plc. The financial results for the years ended December 31, 2009 and 2008 include impairment losses of $9.3 million and $15.7 million, respectively, relating to the cost method investment in National Commodity and Derivatives Exchange Ltd. The financial results for the year ended December 31, 2009 include a net gain of $11.1 million relating to the sale of LCH.Clearnet Ltd. shares, partially offset by adjustments to various other cost method investments. The financial results for the year ended December 31, 2007 include a gain on disposal of an asset of $9.3 million. Refer to ICE’s consolidated financial statements and related notes in its Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which are incorporated into this document by reference, for more information on these items.
(3)	Clearing members of ICE’s clearing houses are required to deposit original margin and variation margin and to make deposits to a guaranty fund. The cash deposits made to these margin accounts and to the guaranty fund are recorded in the consolidated balance sheets as current assets with corresponding current liabilities to the clearing members that deposited them. ICE Clear Europe began clearing contracts in November 2008 upon the transition of clearing from LCH.Clearnet Ltd. and ICE Clear Credit began to clear credit default swap contracts in March 2009. Refer to ICE’s consolidated financial statements and related notes in its Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which are incorporated into this document by reference, for more information on these items.

Selected Historical Consolidated Financial Data of NYSE Euronext

The following tables present NYSE Euronext’s selected historical consolidated financial data as of and for the dates and periods indicated. The following consolidated statement of income data for the years ended December 31, 2011, 2010, and 2009 and the consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from the audited consolidated financial statements of NYSE Euronext contained in its Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated into this document by reference. The consolidated statement of income data for the years ended December 31, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from NYSE Euronext’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference.

The consolidated statement of income data for the nine months ended September 30, 2012 and 2011 and the consolidated balance sheet data as of September 30, 2012 have been derived from NYSE Euronext’s unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which is incorporated into this document by reference. These consolidated financial statements are unaudited, but, in the opinion of NYSE Euronext’s management, have been prepared on the same basis as its audited consolidated financial statements and contain all normal and recurring adjustments necessary to present fairly NYSE Euronext’s financial position and results of operations for the periods indicated.

The following information is only a summary and is not necessarily indicative of the results of future operations of NYSE Euronext or the combined company. You should read this selected historical consolidated financial data together with NYSE Euronext’s consolidated financial statements that are incorporated by reference into this document and their accompanying notes and management’s discussion and analysis of financial condition and results of operations contained in such reports.

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In thousands, except per share data)
Consolidated Statements of Income Data
Revenues:
Transaction and clearing fees	$1,828,000	$2,461,000	$3,162,000	$3,128,000	$3,427,000	$3,536,000	$2,760,000
Market data	263,000	281,000	371,000	373,000	403,000	428,000	371,000
Listing	334,000	334,000	446,000	422,000	407,000	395,000	385,000
Technology services	254,000	263,000	358,000	318,000	223,000	159,000	130,000
Other revenues	161,000	159,000	215,000	184,000	224,000	184,000	292,000

Total revenues	2,840,000	3,498,000	4,552,000	4,425,000	4,684,000	4,702,000	3,938,000
Transaction-based expenses:
Section 31 fees	226,000	287,000	371,000	315,000	388,000	229,000	556,000
Liquidity payments, routing and clearing	852,000	1,167,000	1,509,000	1,599,000	1,818,000	1,592,000	951,000

Total revenues, less transaction-based expenses	1,762,000	2,044,000	2,672,000	2,511,000	2,478,000	2,881,000	2,431,000

Other operating expenses:
Compensation	457,000	480,000	638,000	613,000	649,000	664,000	612,000
Depreciation and amortization	196,000	212,000	280,000	281,000	266,000	253,000	240,000
Systems and communication	133,000	143,000	188,000	206,000	225,000	317,000	264,000
Professional services	218,000	219,000	299,000	282,000	223,000	163,000	112,000
Impairment charges(1)	—	—	—	—	—	1,590,000	—
Selling, general and administrative	185,000	197,000	303,000	296,000	313,000	305,000	257,000
Merger expenses and exit costs	61,000	68,000	114,000	88,000	516,000	177,000	67,000

Total other operating expenses	1,250,000	1,319,000	1,822,000	1,766,000	2,192,000	3,469,000	1,552,000

Operating income (loss) from continuing operations	512,000	725,000	850,000	745,000	286,000	(588,000)	879,000
Net interest and investment (loss) income	(84,000)	(88,000)	(116,000)	(108,000)	(111,000)	(99,000)	(60,000)
Other (loss) income	(3,000)	(5,000)	(9,000)	49,000	30,000	42,000	73,000

Income (loss) from continuing operations before income tax (provision) benefit	425,000	632,000	725,000	686,000	205,000	(645,000)	892,000
Income tax (provision) benefit	(91,000)	(126,000)	(122,000)	(128,000)	7,000	(95,000)	(243,000)

Income (loss) from continuing operations	334,000	506,000	603,000	558,000	212,000	(740,000)	649,000
Income from discontinued operations, net of tax(2)	—	—	—	—	—	7,000	4,000

Net income (loss)	$334,000	$506,000	$603,000	$558,000	$212,000	$(733,000)	$653,000

Net (income) loss attributable to noncontrolling interest	(14,000)	2,000	16,000	19,000	7,000	(5,000)	(10,000)

Net income (loss) attributable to NYSE Euronext	$320,000	$508,000	$619,000	$577,000	$219,000	$(738,000)	$643,000

Basic earnings (loss) per share attributable to NYSE Euronext:
Continuing operations	$1.27	$1.94	$2.37	$2.21	$0.84	$(2.81)	$2.70
Discontinued operations	$—	$—	$—	$—	$—	$0.03	$0.02

Total	$1.27	$1.94	$2.37	$2.21	$0.84	$(2.78)	$2.72

Diluted earnings (loss) per share attributable to NYSE Euronext:
Continuing operations	$1.26	$1.93	$2.36	$2.20	$0.84	$(2.81)	$2.68
Discontinued operations	$—	$—	$—	$—	$—	$0.03	$0.02

Total	$1.26	$1.93	$2.36	$2.20	$0.84	$(2.78)	$2.70

Basic weighted average common shares outstanding	252	262	261	261	260	265	237
Diluted weighted average common shares outstanding	253	263	263	262	261	265	238
Dividends per share	$0.90	$0.90	$1.20	$1.20	$1.20	$1.15	$0.75

	As of September 30,	As of December 31,
	2012	2011	2010	2009	2008	2007
	(In thousands)
Consolidated Balance Sheet Data:
Current assets	$1,049,000	$1,189,000	$1,174,000	$1,520,000	$2,026,000	$2,278,000
Total assets	12,959,000	13,107,000	13,378,000	14,382,000	13,948,000	16,618,000
Current liabilities	1,744,000	1,184,000	1,454,000	2,149,000	2,582,000	3,462,000
Working capital	(695,000)	5,000	(280,000)	(629,000)	(556,000)	(1,184,000)
Long-term liabilities(3)	2,858,000	2,954,000	3,006,000	3,132,000	3,005,000	3,102,000
Long-term debt	1,616,000	2,036,000	2,074,000	2,166,000	1,787,000	494,000
Total NYSE Euronext stockholder’s equity	6,419,000	6,581,000	6,796,000	6,871,000	6,556,000	9,384,000

(1)	In 2008, NYSE Euronext recorded a $1,590 million impairment charge primarily in connection with the write-down of goodwill allocated to its Cash Trading and Listings reporting unit ($1,003 million) and the national securities exchange registration of its Cash Trading and Listings reporting unit ($522 million) to their estimated fair value. This charge reflected adverse economic and equity market conditions which caused a material decline in industry market multiples, and lower estimated future cash flows of its European reporting unit within its Cash Trading and Listings business segment as a result of increased competition which has caused a decline in NYSE Euronext’s market share of cash trading in Europe, as well as pricing pressures following the November 2007 introduction of the Markets Financial Instruments Directive.
(2)	The operations of GL Trade, which were sold on October 1, 2008, are reflected as discontinued.
(3)	Represents liabilities due after one year, including deferred income taxes, accrued employee benefits, and deferred revenue.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL DATA

The following table presents selected unaudited pro forma condensed combined financial information about ICE’s consolidated statements of income and balance sheet, after giving effect to the acquisition of NYSE Euronext. The information under “Consolidated Statements of Income Data” in the table below gives effect to the merger as if it had been consummated on January 1, 2011, the beginning of the earliest period presented. The information under “Consolidated Balance Sheet Data” in the table below assumes the merger had been consummated on September 30, 2012. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting with ICE considered the acquirer of NYSE Euronext. See “The Merger—Accounting Treatment.”

As of the date of this joint proxy statement/prospectus, ICE has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of NYSE Euronext’s assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform NYSE Euronext’s accounting policies to ICE’s accounting policies. A final determination of the fair value of ICE’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of NYSE Euronext that exist as of the date of completion of the merger and, therefore, cannot be made prior to the completion of the transaction. Additionally, the value of the consideration to be given by ICE to complete the merger will be determined based on the trading price of ICE’s common stock at the time of the completion of the merger. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of providing the information presented below. ICE estimated the fair value of NYSE Euronext’s assets and liabilities based on discussions with NYSE Euronext’s management, preliminary valuation studies, due diligence and information presented in public filings. Until the merger is completed, both companies are limited in their ability to share certain information. Upon completion of the merger, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income. There can be no assurance that such finalization will not result in material changes.

The information presented below should be read in conjunction with the historical consolidated financial statements and related notes of ICE and NYSE Euronext filed by each with the SEC, and incorporated by reference in this document, and with the unaudited pro forma condensed combined financial statements of ICE and NYSE Euronext, including the related notes, appearing elsewhere in this document under “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of results that actually would have occurred or that may occur in the future had the merger been completed on the dates indicated, or the future operating results or financial position of the combined company following the merger. Future results may vary significantly from the results reflected because of various factors, including those discussed under the heading “Risk Factors” beginning on page 32.

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
	(In thousands, except per share data)
Consolidated Statements of Income Data:
Total revenues, less transaction-based expenses	$2,732,146	$3,905,607
Total operating expenses	$1,650,997	$2,344,545
Total operating income	$1,081,149	$1,561,062
Net income attributable to the combined company	$699,747	$1,075,326
Earnings per share:
Basic	$6.08	$9.31
Diluted	$6.05	$9.25

As of September 30, 2012
(In thousands)
Consolidated Balance Sheet Data:
Unrestricted cash and cash equivalents	$360,488
Current and long-term investments	$922,529
Total assets	$52,569,677
Total current and long-term debt	$5,278,637
Total equity	$9,271,799

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

Presented below are ICE’s and NYSE Euronext’s historical per share data for the nine months ended September 30, 2012 and the year ended December 31, 2011 and unaudited pro forma combined per share data for the nine months ended September 30, 2012 and the year ended December 31, 2011. Except for the historical information as of and for the year ended December 31, 2011, the information provided in the table below is unaudited. This information should be read together with the historical consolidated financial statements and related notes of ICE and NYSE Euronext filed by each with the SEC, and incorporated by reference in this document, and with the unaudited pro forma condensed combined financial statements included under “Unaudited Pro Forma Condensed Combined Financial Statements.”

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

The historical book value per share is computed by dividing total equity by the number of shares of common stock outstanding at the end of the period. The pro forma income per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The pro forma book value per share of the combined company is computed as if the merger had been completed on September 30, 2012.

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
ICE Historical Data:
Net income per basic share	$5.80		$6.97
Net income per diluted share	$5.76		$6.90
Cash dividends declared per share	$—		$—
Net book value per share	$49.11		$43.10

NYSE Euronext Historical Data:
Net income per basic share	$1.27		$2.37
Net income per diluted share	$1.26		$2.36
Cash dividends declared per share	$0.90		$1.20
Net book value per share	$26.31		$25.51

Pro Forma Combined Data
Net income per basic share	$6.08		$9.31
Net income per diluted share	$6.05		$9.25
Cash dividends declared per share	$1.96		$2.71
Net book value per share	$79.90	$	N/A

Pro Forma Combined Equivalent Data(1)
Net income per basic share	$1.04		$1.59
Net income per diluted share	$1.03		$1.58
Cash dividends declared per share	$0.33		$0.46
Net book value per share	$13.61	$	N/A

(1)	Determined using the pro forma per share data multiplied by 0.1703 (the proposed ratio of a NYSE Euronext share for an ICE share).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share, as well as the dividend paid per share, of ICE common stock, which trades on the New York Stock Exchange under the symbol “ICE,” and NYSE Euronext common stock, which is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.”

	ICE Common Stock						NYSE Euronext Common Stock
	High		Low		Dividend		High		Low		Dividend
2011
First Quarter		$135.38		$112.13		$0.00		$39.99		$30.08		$0.30
Second Quarter		$126.67		$112.20		$0.00		$41.60		$31.86		$0.30
Third Quarter		$131.72		$102.57		$0.00		$35.49		$23.24		$0.30
Fourth Quarter		$132.89		$113.00		$0.00		$28.92		$21.80		$0.30
2012
First Quarter		$142.75		$110.67		$0.00		$31.25		$26.24		$0.30
Second Quarter		$139.56		$117.82		$0.00		$30.93		$23.31		$0.30
Third Quarter		$141.77		$126.22		$0.00		$26.95		$24.07		$0.30
Fourth Quarter		$135.40		$122.72		$0.00		$33.38		$22.25		$0.30
2013
First Quarter (through [ ], 2013)	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

On December 19, 2012, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of ICE common stock on the New York Stock Exchange was $128.31 and the closing sale price per share of NYSE Euronext common stock on the New York Stock Exchange was $24.05. On [                    ], 2013, the latest practicable date before the date of this document, the last sales price per share of ICE common stock on the New York Stock Exchange was $[            ] and the last sales price per share of NYSE Euronext common stock on the New York Stock Exchange was $[            ].

Under the terms of the merger agreement, the transaction is currently valued at $34.10 per NYSE Euronext share, based on the closing price per share of ICE’s common stock on January 22, 2013. In the merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE common stock and $11.27 in cash. In lieu of receiving the standard election amount, NYSE Euronext stockholders will also have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount, a maximum cash consideration of approximately $2.7 billion and a maximum aggregate number of ICE common shares of approximately 42.4 million. Although the exchange ratio is fixed, the value of a share of ICE common stock will fluctuate until the merger is consummated. As a result, the value of the stock consideration NYSE Euronext stockholders will receive upon completion of the merger will depend on the market price of ICE common stock at the time of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time and may include statements regarding the period following the completion of the merger. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “might,” “can,” “could,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements may include projections of ICE’s and NYSE Euronext’s future financial performance based on their growth strategies and anticipated trends in their businesses and industries. These statements are only predictions based on ICE’s and NYSE Euronext’s current expectations and projections about future events. There are important factors that could cause ICE’s and NYSE Euronext’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page 32.

The risks and uncertainties enumerated in the “Risk Factors” section of this document are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact ICE’s and NYSE Euronext’s business and financial performance. Moreover, ICE and NYSE Euronext operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can ICE or NYSE Euronext assess the impact that these factors will have on ICE’s or NYSE Euronext’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although ICE and NYSE Euronext believe the expectations reflected in the forward-looking statements are reasonable, they cannot guarantee future results, level of activity, performance or achievements. Moreover, neither ICE nor NYSE Euronext nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Neither ICE nor NYSE Euronext has a duty to update any of these forward-looking statements after the date of this joint proxy statement/prospectus to conform the prior statements to actual results or revised expectations and no party intends to do so.

Forward-looking statements include, but are not limited to, statements about: the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results; ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed merger involving ICE and NYSE Euronext; assumed future results of operations and operating cash flows; strategies and investment policies; financing plans and the availability of capital; potential growth opportunities available to ICE or NYSE Euronext; the risks associated with potential acquisitions or alliances; the recruitment and retention of officers and employees; expected levels of compensation; potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts; the likelihood of success and impact of litigation; protection or enforcement of intellectual property rights; the expectation with respect to securities markets and general economic conditions; the ability to keep up with rapid technological change; the effects of competition; and the impact of future legislation and regulatory changes.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the SEC. These risks and uncertainties include, without limitation, the following:

•	the inability to close the merger in a timely manner;

•

the inability to complete the merger due to the failure of NYSE Euronext stockholders to approve the Merger proposal or the failure of ICE stockholders to approve the Stock Issuance proposal and/or the Charter Amendment proposal;

•	the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals;

•	the failure of the proposed transaction to close for any other reason;

•	the possibility that any of the anticipated benefits of the proposed transaction will not be realized;

•	the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected;

•	the challenges of integrating and retaining key employees;

•	the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally;

•	the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period;

•	the possibility that the merger may be more costly to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	general competitive, economic, political and market conditions and fluctuations;

•

actions taken or conditions imposed by the United States and foreign governments or regulatory authorities or changes to regulations that impact the business of ICE, NYSE Euronext or the combined company; and

•	adverse outcomes of pending or threatened litigation or government investigations.

In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as described in the section entitled “Risk Factors” in this joint proxy statement/prospectus, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012.

ICE and NYSE Euronext caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document in the case of forward-looking statements contained in this document, or the dates of the documents incorporated by reference into this document in the case of forward-looking statements made in those incorporated documents.

ICE and NYSE Euronext expressly qualify in their entirety all forward-looking statements attributable to ICE and NYSE Euronext or any person acting on their behalf by the cautionary statements contained or referred to in this section.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements,” NYSE Euronext stockholders should carefully consider the following risk factors in deciding whether to vote for the adoption of the merger agreement and for the proposal to approve the compensation of NYSE Euronext’s named executive officers that is based on or otherwise relates to the merger, and ICE stockholders should carefully consider the following risks in deciding whether to vote for approval of the issuance of the shares of ICE common stock in the merger and for the adoption of certain amendments to the ICE certificate of incorporation necessary in order to secure certain regulatory approvals required to complete the merger. You should also consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information” in the forepart of this document and “Incorporation of Certain Documents by Reference.”

Risks Related to the Merger

Because the Market Price of ICE Common Stock Will Fluctuate, NYSE Euronext Stockholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.

Upon completion of the merger, and unless the holder of any outstanding share of NYSE Euronext common stock otherwise elects as described below, each issued and outstanding share of NYSE Euronext common stock (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 shares of ICE common stock and $11.27 in cash, without interest. Alternately, NYSE Euronext stockholders may elect to receive 0.2581 shares of ICE common stock or $33.12 in cash, without interest, in exchange for each share of NYSE Euronext common stock owned by such stockholder, subject to the proration and adjustment procedures set forth in the merger agreement. Other than such proration and adjustment procedures, the exchange ratio is fixed, and there will be no adjustment for changes in the market price of ICE common stock prior to completion of the merger. Accordingly, the value of the stock consideration NYSE Euronext stockholders will receive upon completion of the merger will depend upon the market price of ICE common stock at the time of the merger. The merger consideration is described in more detail in the section of this document entitled “The Merger—Merger Consideration.”

The value of the ICE common stock consideration NYSE Euronext stockholders may receive in the merger will continue to fluctuate from the date that this joint proxy statement/prospectus is mailed through the date of the closing and this will affect the value represented by the exchange ratio both in terms of the shares of NYSE Euronext common stock held by NYSE Euronext stockholders and the shares of ICE common stock that NYSE Euronext stockholders will receive in connection with the merger. Accordingly, at the time of the NYSE Euronext special meeting, NYSE Euronext stockholders will not know or be able to determine the value of the ICE common stock they may receive upon completion of the merger. It is possible that, at the time of the closing of the merger, the shares of NYSE Euronext common stock held by NYSE Euronext stockholders may have a greater market value than the cash and shares of ICE common stock for which they are exchanged. For that reason, the market price of ICE common stock on the date of the NYSE Euronext special meeting may not be indicative of the consideration NYSE Euronext stockholders will receive upon completion of the merger. The market prices of ICE common stock and NYSE Euronext common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects, and regulatory considerations of ICE and NYSE Euronext. Market assessments of the benefits of the merger and the likelihood that the merger will be completed, as well as general and industry specific market and economic conditions, may also impact market prices of ICE common stock and NYSE Euronext common stock. Many of these factors are beyond ICE’s and NYSE Euronext’s control.

NYSE Euronext Stockholders May Receive a Form of Consideration Different From What They Elect.

Although each NYSE Euronext stockholder may elect to receive all cash or all shares of ICE common stock in the merger, the pool of cash and shares of ICE common stock available for all NYSE Euronext stockholders will be a fixed percentage of the aggregate merger consideration at closing, and will not exceed the aggregate number of shares of ICE common stock that would have been issued, and the aggregate amount of cash that would have been paid, to all of the holders of shares of NYSE Euronext common stock had the election to receive 0.1703 shares of ICE common stock and cash having a value equal to $11.27 been made with respect to each share of NYSE Euronext common stock owned by such stockholder. As a result, if either the aggregate number of cash elections or stock elections made would result in payments of cash or stock in excess of the maximum amount of cash or stock available, and a NYSE Euronext stockholder has chosen the consideration election that exceeds the maximum available, such NYSE Euronext stockholder will receive consideration in a form that such stockholder did not choose. This could result in, among other things, tax consequences that differ from those that would have resulted if you had received the form of consideration that you elected (including the potential recognition of gain for federal income tax purposes if you receive cash).

The Market Price for ICE Common Stock May Be Affected by Factors Different from Those that Historically Have Affected NYSE Euronext Common Stock.

Upon completion of the merger, holders of shares of NYSE Euronext common stock (other than those who elect to receive all cash, and who do receive all cash, in the merger, and the holders of excluded shares and dissenting shares) will become holders of shares of ICE common stock. ICE’s businesses differ from those of NYSE Euronext, and accordingly the results of operations of ICE will be affected by some factors that are different from those currently affecting the results of operations of NYSE Euronext. For a discussion of the businesses of ICE and NYSE Euronext and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” in the forepart of this document.

Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or that Cannot Be Met.

Before the transactions contemplated in the merger agreement, including the merger, may be completed, various approvals and declarations of non-objection must be obtained from certain regulatory and governmental authorities as described in “The Merger—Regulatory Approvals Required for the Merger”. These regulatory and governmental entities may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on ICE following the merger. The regulatory approvals may not be received at any time, may not be received in a timely fashion, and may contain conditions on the completion of the merger. In addition, the respective obligations of ICE and NYSE Euronext to complete the merger are conditioned on the receipt of certain regulatory approvals or waiver by the other party of such condition. See “The Merger—Regulatory Approvals Required for the Merger.”

The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.

The merger agreement is subject to a number of conditions that must be fulfilled to complete the merger. Those conditions include: the adoption of the merger agreement by NYSE Euronext stockholders, approval by ICE stockholders of the issuance of shares of ICE common stock in connection with the merger, and approval by ICE stockholders of the adoption of certain amendments to the ICE certificate of incorporation necessary in order to secure certain regulatory approvals required to complete the merger, receipt of requisite competition approvals, receipt of requisite regulatory approvals, absence of orders prohibiting completion of the merger, effectiveness of the registration statement of which this document is a part, approval of the shares of ICE common stock to be issued to NYSE Euronext stockholders for listing on the New York Stock Exchange, the continued accuracy of the representations and warranties by both parties, the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. These conditions to the closing of the merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by December 31, 2013 (subject to extension to March 31, 2014 by either party in certain circumstances), either ICE or NYSE Euronext may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval. In addition, ICE or NYSE Euronext may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination” for a fuller description of these circumstances.

Termination of the Merger Agreement Could Negatively Impact NYSE Euronext.

NYSE Euronext’s business may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger, and the market price of NYSE Euronext common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and NYSE Euronext’s board of directors seeks another merger or business combination, NYSE Euronext stockholders cannot be certain that NYSE Euronext will be able to find a party willing to offer equivalent or more attractive consideration than the consideration ICE has agreed to provide in the merger. If the merger agreement is terminated under certain circumstances, NYSE Euronext may be required to pay a termination fee of $100 million, $300 million or $450 million to ICE, depending on the circumstances surrounding the termination. See “The Merger Agreement—Termination—Termination Fees Payable by NYSE Euronext.”

Termination of the Merger Agreement Could Negatively Impact ICE.

If the merger agreement is terminated under certain circumstances, including if the merger agreement is terminated due to a failure to receive required regulatory approvals, ICE will be required to pay NYSE Euronext a termination fee of up to $750 million. ICE also may be required to pay a termination fee of $100 million, $300 million or $450 million if the merger agreement is terminated under other specified circumstances. These termination fees may be substantial and, in some instances, such as failure to secure required regulatory approvals, the cause for termination is not within ICE’s control. See “The Merger Agreement—Termination—Termination Fees Payable by ICE.”

NYSE Euronext Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger Is Pending.

Uncertainty about the effect of the merger on employees and clearing members, customers and other market participants may have an adverse effect on NYSE Euronext and consequently on ICE. These uncertainties may impair NYSE Euronext’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with NYSE Euronext to seek to change existing business relationships with NYSE Euronext. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, ICE’s business following the merger could be negatively impacted. In addition, the merger agreement restricts NYSE Euronext from making certain acquisitions and taking other specified non-ordinary course actions until the merger occurs without the consent of ICE. These restrictions may prevent NYSE Euronext from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Conduct of the Business Pending the Merger” for a description of the restrictive covenants applicable to NYSE Euronext.

Pending Litigation Against NYSE Euronext and ICE Could Result in an Injunction Preventing the Completion of the Merger or a Judgment Resulting in the Payment of Damages.

In connection with the merger, purported NYSE Euronext stockholders have filed putative shareholder class action lawsuits against NYSE Euronext, the members of the NYSE Euronext board of directors, ICE and Merger Sub. Among other remedies, the plaintiffs seek to enjoin the merger. The outcome of any such litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to NYSE Euronext and ICE, including any costs associated with the indemnification of directors and officers. Plaintiffs may file additional lawsuits against NYSE Euronext, ICE and/or the directors and officers of either company in connection with the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect ICE’s business, financial condition, results of operations and cash flows. See “Litigation Related to the Merger.”

NYSE Euronext Directors and Officers May Have Interests in the Merger Different From the Interests of NYSE Euronext Stockholders and ICE Stockholders.

Certain of the directors and executive officers of NYSE Euronext negotiated the terms of the merger agreement, and the NYSE Euronext board of directors unanimously recommended that the stockholders of NYSE Euronext vote in favor of the merger-related proposals. These directors and executive officers may have interests in the merger that are different from, or in addition to or in conflict with, those of NYSE Euronext stockholders and ICE stockholders. These interests include the continued employment of certain executive officers of NYSE Euronext by ICE, the continued service of certain independent directors of NYSE Euronext as directors of ICE, the treatment in the merger of stock options, restricted stock units, bonus awards, employment agreements, change-in-control severance agreements and other rights held by NYSE Euronext directors and executive officers, and the indemnification of former NYSE Euronext directors and officers by ICE. NYSE Euronext stockholders and ICE stockholders should be aware of these interests when they consider their respective board of directors’ recommendation that they vote in favor of the merger-related proposals.

The NYSE Euronext board of directors was aware of these interests when it declared the advisability of the merger agreement, determined that it was fair to the NYSE Euronext stockholders and recommended that the NYSE Euronext stockholders adopt the merger agreement. The interests of NYSE Euronext directors and executive officers are described in more detail in the section of this document entitled “The Merger—Interests of NYSE Euronext Directors and Executive Officers in the Merger.”

NYSE Euronext Stockholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

NYSE Euronext stockholders currently have the right to vote in the election of the board of directors of NYSE Euronext and on other matters affecting NYSE Euronext. Upon the completion of the merger, each NYSE Euronext stockholder who receives shares of ICE common stock will become a stockholder of ICE with a percentage ownership of ICE that is smaller than the stockholder’s percentage ownership of NYSE Euronext. It is currently expected that the former stockholders of NYSE Euronext as a group will receive shares in the merger constituting approximately 36% of the outstanding shares of ICE common stock immediately after the merger. Because of this, NYSE Euronext stockholders will have less influence on the management and policies of ICE than they now have on the management and policies of NYSE Euronext.

Shares of ICE Common Stock to Be Received by NYSE Euronext Stockholders as a Result of the Merger Will Have Rights Different from the Shares of NYSE Euronext Common Stock.

Upon completion of the merger, the rights of former NYSE Euronext stockholders who become ICE stockholders will be governed by the certificate of incorporation and bylaws of ICE. The rights associated with shares of NYSE Euronext common stock are different from the rights associated with shares of ICE common stock. See “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with ICE common stock.

The Merger Agreement Contains Provisions that May Discourage Other Companies from Trying to Acquire NYSE Euronext for Greater Merger Consideration.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to NYSE Euronext that might result in greater value to NYSE Euronext’s stockholders than the merger. These provisions include a general prohibition on NYSE Euronext from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In addition, NYSE Euronext may be required to pay ICE a termination fee of $300 million in certain circumstances involving acquisition proposals for competing transactions. For further information, please see the section entitled “The Merger Agreement—Termination—Termination Fees Payable by NYSE Euronext.”

The Unaudited Pro Forma Condensed Combined Financial Statements Included in This Document Is Preliminary and the Actual Financial Condition and Results of Operations After the Merger May Differ Materially.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what ICE’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the NYSE Euronext identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of NYSE Euronext as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements.”

The Opinions of NYSE Euronext’s and ICE’s Financial Advisors Will Not Reflect Changes in Circumstances Between the Signing of the Merger Agreement and the Completion of the Merger.

NYSE Euronext and ICE have not obtained updated opinions from their respective financial advisors as of the date of this document and do not expect to receive updated opinions prior to the completion of the merger. Changes in the operations and prospects of NYSE Euronext or ICE, general market and economic conditions and other factors that may be beyond the control of NYSE Euronext or ICE, and on which NYSE Euronext’s and ICE’s financial advisors’ opinions were based, may significantly alter the value of NYSE Euronext or the prices of the shares of ICE’s common stock or NYSE Euronext common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because NYSE Euronext’s and ICE’s financial advisors will not be updating their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. NYSE Euronext’s board of directors’ unanimous recommendation that NYSE Euronext stockholders vote “FOR” the Merger proposal and ICE’s board of directors’ unanimous recommendation that ICE stockholders vote “FOR” approval of the Stock Issuance proposal and “FOR” the Charter Amendment proposal, however, is made as of the date of this document. For a description of the opinions that ICE and NYSE Euronext received from their respective financial advisors, please refer to “The Merger—Opinion of Perella Weinberg, Financial Advisor to NYSE Euronext” and “The Merger—Opinion of Morgan Stanley, Financial Advisor to ICE.”

Risks Related to the Business of ICE Upon Completion of the Merger

ICE May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, ICE’s ability to combine its businesses and certain businesses of NYSE Euronext in a manner that facilitates growth opportunities and realizes anticipated synergies, and achieves the projected stand-alone cost savings and revenue growth trends identified by each company. On a combined basis, ICE expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies, including the use by certain of NYSE Euronext’s businesses of ICE’s clearing capabilities, as well as greater efficiencies from increased scale and market integration. Management also expects the combined entity will enjoy revenue synergies, including expense sharing, expanded product offerings, the provision of clearing services and increased geographic reach of the combined businesses.

However, ICE must successfully combine the businesses of ICE and NYSE Euronext in a manner that permits these cost savings and synergies to be realized. In addition, ICE must achieve the anticipated savings and synergies without adversely affecting current revenues and investments in future growth. If ICE is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The Failure to Integrate Successfully Certain Businesses and Operations of ICE and NYSE Euronext in the Expected Time Frame May Adversely Affect ICE’s Future Results.

Historically, ICE and NYSE Euronext have operated as independent companies, and they will continue to do so until the completion of the merger. The management of ICE may face significant challenges in consolidating certain businesses and the functions (including regulatory functions) of ICE and NYSE Euronext, integrating their technologies, organizations, procedures, policies and operations, addressing differences in the business cultures of the two companies and retaining key personnel. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the merger may also disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect ICE’s relationships with market participants, employees, regulators and others with whom ICE and NYSE Euronext have business or other dealings or limit ICE’s ability to achieve the anticipated benefits of the merger. In addition, difficulties in integrating the businesses or regulatory functions of ICE and NYSE Euronext could harm the reputation of ICE.

Combining the Businesses of ICE and NYSE Euronext May Be More Difficult, Costly or Time-Consuming Than Expected, Which May Adversely Affect ICE’s Results and Negatively Affect the Value of ICE’s Stock Following the Merger.

ICE and NYSE Euronext have entered into the merger agreement because each believes that the merger will be beneficial to its respective companies and stockholders and that combining the businesses of ICE and NYSE Euronext will produce benefits and cost savings. If ICE and NYSE Euronext are not able to successfully combine the businesses of ICE and NYSE Euronext in an efficient and effective manner, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of ICE common stock may be affected adversely.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of ICE, which may adversely affect the value of the ICE common stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual synergies, if achieved, may be lower than what ICE expects and may take longer to achieve than anticipated. If ICE is not able to adequately address integration challenges, ICE may be unable to successfully integrate NYSE Euronext’s operations into its own or to realize the anticipated benefits of the integration of the two companies.

ICE and NYSE Euronext Will Incur Significant Transaction and Merger-Related Costs in Connection with the Merger.

ICE and NYSE Euronext have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable by NYSE Euronext and ICE regardless of whether the merger is completed. ICE currently estimates the aggregate amount of these expenses to equal $55.5 million, and NYSE Euronext currently estimates the aggregate amount of these expenses to equal $75.0 million. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger. While both NYSE Euronext and ICE have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses. Moreover, there could also be significant amounts payable in cash with respect to dissenting shares, which could adversely affect ICE’s liquidity.

There may also be additional unanticipated significant costs in connection with the merger that ICE may not recoup. These costs and expenses could reduce the benefits and additional income ICE expects to achieve from the merger. Although ICE expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

ICE Expects That, Following the Merger, it Will Have Significantly Less Cash on Hand Than the Sum of Cash on Hand of ICE and NYSE Euronext Prior to the Merger. This Reduced Amount of Cash Could Adversely Affect ICE’s Ability to Grow and Perform.

Following completion of the merger, after payment of the merger consideration, the expenses of consummating the merger, and all other cash payments relating to the merger, ICE is expected to have, on a pro forma basis, giving effect to the merger as if it had been consummated on September 30, 2012, approximately $360.4 million in cash and cash equivalents. Although the management of ICE believes that this amount will be sufficient to meet ICE’s business objectives and capital needs, this amount is significantly less than the approximately $1.6 billion of combined cash and cash equivalents of the two companies as of September 30, 2012, prior to the merger and cash payments relating to the merger, and could constrain ICE’s ability to grow its business. ICE’s financial position following the merger could also make it vulnerable to general economic downturns and industry conditions, and place it at a competitive disadvantage relative to its competitors that have more cash at their disposal. In the event that ICE does not have adequate capital to maintain or develop its business, additional capital may not be available to ICE on a timely basis, on favorable terms, or at all.

If the Merger is Consummated, ICE Will Incur a Substantial Amount of Debt to Finance the Cash Portion of the Merger Consideration, Which Could Restrict Its Ability to Engage in Additional Transactions or Incur Additional Indebtedness.

In connection with the merger, ICE will borrow up to $1.79 billion under its five-year senior unsecured credit facility, which, as of September 30, 2012, is the full unrestricted and available amount that may be borrowed by ICE for these purposes. Following the completion of the merger, the combined company will have a significant amount of indebtedness outstanding. On a pro forma basis, giving effect to the maximum borrowing of $1.79 billion under ICE’s revolving credit facility, the consolidated indebtedness of the combined company would be approximately $5.3 billion. See “Unaudited Pro Forma Condensed Combined Financial Statements.” This substantial level of indebtedness could have important consequences to ICE’s business, including making it more difficult to satisfy its debt obligations, increasing its vulnerability to general adverse economic and industry conditions, limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates and restricting ICE from pursuing certain business opportunities. ICE intends to refinance the majority of the $1.79 billion it will borrow under the revolving credit facility subsequent to, or in connection with, the merger through the issuance of new debt.

In addition, in connection with the merger, NYSE Euronext’s existing credit facility will be terminated, and certain other indebtedness of NYSE Euronext may need to be amended or refinanced as a result of change-of-control or other provisions. ICE may not be successful in refinancing such debt and existing NYSE Euronext debt and it cannot assure you that any such financing will be available or that the terms of such financing will be favorable. In addition, any such financing may include restrictions on ICE’s ability to engage in certain business transactions or incur additional indebtedness.

The Merger May Not Be Accretive and May Cause Dilution to ICE’s Earnings Per Share, Which May Negatively Affect the Market Price of ICE Common Stock.

Although ICE currently anticipates that the merger will be accretive to earnings per share (on an adjusted earnings basis) from and after the merger, this expectation is based on preliminary estimates, which may change materially.

In connection with the completion of the merger, and as described and based on the assumptions in the section of this joint proxy statement/prospectus entitled “The Merger—Merger Consideration,” ICE expects to issue approximately 42.4 million shares of ICE common stock. The issuance of these new shares of ICE common stock could have the effect of depressing the market price of ICE common stock.

In addition, ICE could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to ICE’s earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market price of ICE common stock.

Risks Related to ICE’s Business

You should read and consider risk factors specific to ICE’s businesses that will also affect the combined company after the merger, described in Part I, Item 1A of ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed by ICE with the SEC and incorporated by reference into this document. See “Incorporation of Certain Documents by Reference” for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Related to NYSE Euronext’s Business

You should read and consider risk factors specific to NYSE Euronext’s businesses that will also affect the combined company after the merger, described in Part I, Item 1A of NYSE Euronext’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed by NYSE Euronext with the SEC and incorporated by reference into this document. See “Incorporation of Certain Documents by Reference” for the location of information incorporated by reference in this joint proxy statement/prospectus.

NYSE EURONEXT SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place

The special meeting of NYSE Euronext stockholders will be held at [            ] at [            ], Eastern time, on [                    ], 2013. On or about [                    ], 2013, NYSE Euronext commenced mailing this document and the enclosed form of proxy to its stockholders entitled to vote at the NYSE Euronext special meeting.

Purpose of NYSE Euronext Special Meeting

At the NYSE Euronext special meeting, NYSE Euronext stockholders will be asked to:

•	adopt the merger agreement, a copy of which is attached as Appendix A to this document, which is referred to as the Merger proposal;

•

approve, on a non-binding, advisory basis, the compensation to be paid to NYSE Euronext’s named executive officers that is based on or otherwise relates to the merger, discussed under the section entitled “The Merger—Interests of NYSE Euronext Directors and Executive Officers in the Merger” beginning on page [    ], which is referred to as the Merger-Related Named Executive Officer Compensation proposal; and

•

approve one or more adjournments of the NYSE Euronext special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger proposal, which is referred to as the NYSE Euronext Adjournment proposal.

Recommendation of the NYSE Euronext Board of Directors

The NYSE Euronext board of directors unanimously recommends that you vote “FOR” the Merger proposal, “FOR” the Merger-Related Named Executive Officer Compensation proposal and “FOR” the NYSE Euronext Adjournment proposal. See “The Merger—Recommendation of the NYSE Euronext Board of Directors and Reasons for the Merger” on page [    ].

NYSE Euronext Record Date and Quorum

The NYSE Euronext board of directors has fixed the close of business on [                    ], 2013 as the record date for determining the holders of shares of NYSE Euronext common stock entitled to receive notice of and to vote at the NYSE Euronext special meeting.

As of the NYSE Euronext record date, there were [            ] shares of NYSE Euronext common stock outstanding and entitled to vote at the NYSE Euronext special meeting held by [            ] holders of record. This number does not include (a) [            ] NYSE Euronext shares held by NYSE Arca, Inc., an indirect wholly owned subsidiary of NYSE Euronext, (b) [            ] NYSE Euronext shares held directly by NYSE Euronext in treasury or (c) [            ] NYSE Euronext shares underlying restricted stock units granted to certain directors, officers and employees of NYSE Euronext. The [            ] NYSE Euronext shares outstanding as of the record date were held by approximately [            ] holders of record. Subject to the voting limitations described under “—Voting Limitations,” each share of NYSE Euronext common stock entitles the holder to one vote at the NYSE Euronext special meeting on each proposal to be considered at the NYSE Euronext special meeting. NYSE Euronext shares that are held in treasury are not entitled to vote at the NYSE Euronext special meeting.

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the NYSE Euronext special meeting constitutes a quorum for transacting business at the NYSE Euronext special meeting. All shares of NYSE Euronext common stock, whether present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the NYSE Euronext special meeting.

As of the record date, directors and executive officers of NYSE Euronext and their affiliates owned and were entitled to vote [            ] shares of NYSE Euronext common stock, representing approximately [    ]% of the shares of NYSE Euronext common stock outstanding on that date. NYSE Euronext currently expects that NYSE Euronext’s directors and executive officers will vote their shares in favor of the Merger proposal, the Merger-Related Named Executive Officer Compensation proposal and the NYSE Euronext Adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Required Vote

Required Vote to Approve the Merger Proposal

The affirmative vote of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the Merger proposal.

Required Vote to Approve the Merger-Related Named Executive Officer Compensation Proposal

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the Merger-Related Named Executive Officer Compensation proposal.

Required Vote to Approve the NYSE Euronext Adjournment Proposal

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the NYSE Euronext Adjournment proposal.

Voting Limitations

The NYSE Euronext certificate of incorporation places certain ownership and voting limits on the holders of shares of NYSE Euronext common stock. In particular, under the NYSE Euronext certificate of incorporation:

•

no person, either alone or together with its related persons (as defined below), may beneficially own NYSE Euronext shares representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter; and

•

no person, either alone or together with its related persons, is entitled to vote or cause the voting of NYSE Euronext shares representing in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and no person, either alone or together with its related persons, may acquire the ability to vote more than 10% of the total number of votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote outstanding NYSE Euronext shares.

In the event that a person, either alone or together with its related persons, beneficially owns NYSE Euronext shares representing more than 20% of the total number of votes entitled to be cast on any matter, such person and its related persons are obligated to sell promptly, and NYSE Euronext is obligated to purchase promptly, at a price equal to the par value of such shares and to the extent that funds are legally available for such purchase, that number of NYSE Euronext shares necessary so that such person, together with its related persons, will beneficially own NYSE Euronext shares representing in the aggregate no more than 20% of the total number of votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and will no longer be deemed to be outstanding.

In the event that a person, either alone or together with its related persons, possesses more than 10% of the total number of votes entitled to be cast on any matter (including if it possesses this voting power by virtue of agreements entered into by other persons not to vote outstanding NYSE Euronext shares), then such person, either alone or together with its related persons, is not entitled to vote or cause the voting of these shares to the extent that such shares represent in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and NYSE Euronext will disregard any such votes purported to be cast in excess of this percentage.

The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of NYSE Euronext or by any officer or director of NYSE Euronext acting on behalf of NYSE Euronext or to a solicitation of a revocable proxy by a NYSE Euronext shareholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to certain solicitations by a shareholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than on behalf of NYSE Euronext where the total number of persons solicited is not more than 10. The NYSE Euronext board of directors may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which resolution must be filed with and approved by the SEC and all required European regulators prior to being effective), subject to a determination of the NYSE Euronext board of directors that:

•	the acquisition of such shares and the exercise of such voting rights, as applicable, by such persons, either alone or together with its related persons, will not impair:

•

the ability of NYSE Euronext, NYSE Group, Inc., New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, L.L.C., NYSE Arca, Inc. NYSE Arca Equities, Inc. or NYSE MKT LLC (collectively, the “U.S. regulated subsidiaries”) to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder;

•	the ability of NYSE Euronext, Euronext N.V. or the European market subsidiaries to discharge their respective responsibilities under European exchange regulations; or

•	the ability of the SEC to enforce the Exchange Act or the ability of European regulators to enforce European exchange regulations;

•

the acquisition of such shares and the exercise of such voting rights, as applicable, is otherwise in the best interests of NYSE Euronext, its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries;

•

neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the 20% level;

•

neither the person obtaining the waiver nor any of its related persons has been determined by a European regulator to be in violation of the laws or regulations adopted in accordance with the MiFID applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally, if such person is seeking to obtain a waiver above the 20% level;

•

for so long as NYSE Euronext directly or indirectly controls NYSE Arca, Inc. or NYSE Arca Equities, Inc., or any facility of NYSE Arca, Inc., neither the person requesting the waiver nor any of its related persons is an equity trading permit holder, an option trading permit (which is referred to in this document as an “OTP”) holder or an OTP firm if such person is seeking to obtain a waiver above the 20% level; and

•

for so long as NYSE Euronext directly or indirectly controls New York Stock Exchange LLC, NYSE Market or NYSE MKT LLC, neither the person requesting the waiver nor any of its related persons is a member or member organization of New York Stock Exchange LLC, with respect to New York Stock Exchange LLC or NYSE Market, Inc., or a member (as defined in Sections 3(a)(3)(A)(i), (ii), (iii) and (iv) of the Exchange Act) with respect to NYSE MKT LLC, if such person is seeking to obtain a waiver above the 20% level.

As used in this document, “related persons” means with respect to any person:

•	any “affiliate” of such person (as such term is defined in Rule 12b-2 under the Exchange Act);

•

any other person(s) with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of NYSE Euronext shares;

•

in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

•

in the case of a person that is a “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), any “member” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) that is associated with such person (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

•

in the case of a person that is an OTP firm, any OTP holder that is associated with such person (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

•

in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of NYSE Euronext or any of its parents or subsidiaries;

•

in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

•	in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable;

•

in the case of a person that is a “member” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), the “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act); and

•

in the case of a person that is an OTP holder, the OTP firm with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act).

In making these determinations, the NYSE Euronext board of directors may impose conditions and restrictions on the relevant shareholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act, the European exchange regulations and the governance of NYSE Euronext.

For purposes of these provisions, a “European market subsidiary” means a “market operator,” as defined by the MiFID, that:

•	was owned by Euronext N.V. on April 4, 2007 and continues to be owned by NYSE Euronext; or

•

was acquired by Euronext N.V. after April 4, 2007 (provided that in this case, the acquisition of the market operator has been approved by NYSE Euronext board of directors and the jurisdiction in which such market operator operates is represented in the College of Euronext Regulators).

The NYSE Euronext certificate of incorporation also provides that the NYSE Euronext board of directors has the right to require any person and its related persons that the NYSE Euronext board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above, and any shareholder (including related persons) that at any time beneficially owns 5% or more of NYSE Euronext shares, to provide to NYSE Euronext, upon the request of the NYSE Euronext board of directors, complete information as to all NYSE Euronext shares that such shareholder beneficially owns, as well as any other information relating to the applicability to such shareholder of the voting and ownership requirements outlined above.

If you are a related person with another holder of NYSE Euronext shares where either (1) you (either alone or with your related persons) may vote NYSE Euronext shares representing more than 10% of the then-outstanding votes entitled to vote at the NYSE Euronext special meeting or (2) you have entered into an agreement not to vote NYSE Euronext shares, the effect of which agreement would be to enable any persons, either alone or with its related persons, to vote or cause the voting of NYSE Euronext shares that represent in the aggregate more than 10% of the then-outstanding votes entitled to be cast at the NYSE Euronext special meeting, then please so notify NYSE Euronext by either including that information (including each related person’s complete name) on your proxy card or by contacting the corporate secretary by mail at NYSE Euronext, 11 Wall Street, New York, New York 10005, or by phone at +1 (212) 656-3000.

Treatment of Abstentions; Failure to Vote

For purposes of the NYSE Euronext special meeting, an abstention occurs when a NYSE Euronext stockholder attends the NYSE Euronext special meeting in person and does not vote or returns a proxy with an “abstain” vote.

•	For the Merger proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” this proposal.

•

For the Merger-Related Named Executive Officer Compensation proposal, an abstention or failure to vote will have no effect on the vote count. If a NYSE Euronext stockholder is not present in person at the NYSE Euronext special meeting and does not respond by proxy, it will have no effect on the vote count for the Merger-Related Named Executive Officer Compensation proposal (assuming a quorum is present).

•

For the NYSE Euronext Adjournment proposal, an abstention or failure to vote will have no effect on the vote count. If a NYSE Euronext stockholder is not present in person at the NYSE Euronext special meeting and does not respond by proxy, it will have no effect on the vote count for the NYSE Euronext Adjournment proposal (assuming a quorum is present).

Voting on Proxies; Incomplete Proxies

Giving a proxy means that a NYSE Euronext stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the NYSE Euronext special meeting in the manner it directs. A NYSE Euronext stockholder may vote by proxy or in person at the NYSE Euronext special meeting. If you hold your shares of NYSE Euronext common stock in your name as a stockholder of record, to submit a proxy, you, as a NYSE Euronext stockholder, may use one of the following methods:

•

By Internet. The web address and instructions for Internet voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting via [www.proxyvote.com] is available 24 hours a day until 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting, whereas Internet voting via [www.virtualshareholdermeeting.com] is only available during the NYSE Euronext special meeting (see “In Person” below). If you choose to vote by Internet, then you do not need to return the proxy card. Unless you are planning to vote during the Annual Meeting via [www.virtualshareholdermeeting.com], to be valid, your vote by Internet must be received by 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting.

•

By Telephone. The toll-free number for telephone voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting.

•

By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope we have provided. To be valid, your vote by mail must be received by 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting.

•

In Person. You may also vote your shares in person at the NYSE Euronext special meeting. NYSE Euronext stockholders attending the NYSE Euronext special meeting via the Internet should follow the instructions at [www.virtualshareholdermeeting.com] in order to vote during the meeting.

NYSE Euronext requests that NYSE Euronext stockholders vote over the Internet, by telephone or by completing and signing the accompanying proxy and returning it to NYSE Euronext as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of NYSE Euronext stock represented by it will be voted at the NYSE Euronext special meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the NYSE Euronext common stock represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the NYSE Euronext board of directors. Unless a NYSE Euronext stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the NYSE Euronext special meeting.

If a NYSE Euronext stockholder’s shares are held in “street name” by a broker, bank or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every NYSE Euronext stockholder’s vote is important. Accordingly, each NYSE Euronext stockholder should vote via the Internet or by telephone, or sign, date and return the enclosed proxy card, whether or not the NYSE Euronext stockholder plans to attend the NYSE Euronext special meeting in person.

Shares Held in Street Name

If you are a NYSE Euronext stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to NYSE Euronext or by voting in person at the NYSE Euronext special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of NYSE Euronext common stock on behalf of their customers may not give a proxy to NYSE Euronext to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a NYSE Euronext stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal;

•

your broker, bank or other nominee may not vote your shares on the Merger-Related Named Executive Officer Compensation proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present); and

•

your broker, bank or other nominee may not vote your shares on the NYSE Euronext Adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present).

Revocability of Proxies and Changes to a NYSE Euronext Stockholder’s Vote

A NYSE Euronext stockholder has the power to change its vote at any time before its shares of NYSE Euronext common stock are voted at the NYSE Euronext special meeting by:

•

sending a written notice of revocation to the corporate secretary of NYSE Euronext at 11 Wall Street, New York, New York 10005 that is received by NYSE Euronext prior to 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting, stating that you would like to revoke your proxy; or

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card; or

•	attending the NYSE Euronext special meeting and voting in person or via [www.virtualshareholdermeeting.com].

Please note, however, that under the rules of the New York Stock Exchange, any beneficial owner of NYSE Euronext common stock whose shares are held in street name by a New York Stock Exchange member brokerage firm may revoke its proxy and vote its shares in person at the NYSE Euronext special meeting only in accordance with applicable rules and procedures as employed by such beneficial owner’s brokerage firm. If your shares are held in an account at a broker, bank or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and should contact your broker, bank or other nominee to change your vote.

Attending the NYSE Euronext special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by NYSE Euronext. NYSE Euronext will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. NYSE Euronext has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a fee of $[        ] plus reasonable out-of-pocket expenses. In addition to solicitations by mail, NYSE Euronext’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the NYSE Euronext Special Meeting

Subject to space availability and certain security procedures, all NYSE Euronext stockholders as of the record date, or their duly appointed proxies, may attend the NYSE Euronext special meeting. Admission to the ICE special meeting will be on a first-come, first-served basis. Registration and seating will begin at [            ], Eastern time.

If you hold your shares of NYSE Euronext common stock in your name as a stockholder of record and you wish to attend the NYSE Euronext special meeting, you must present the admission ticket included in this joint proxy statement/prospectus, your proxy and evidence of your stock ownership, such as your most recent account statement, to the NYSE Euronext special meeting. You should also bring valid picture identification.

If your shares of NYSE Euronext common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the NYSE Euronext special meeting, you need to bring a copy of a bank or brokerage statement to the NYSE Euronext special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification.

NYSE EURONEXT PROPOSALS

Merger Proposal

As discussed throughout this document, NYSE Euronext is asking its stockholders to approve the Merger proposal. Holders of shares of NYSE Euronext common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of shares of NYSE Euronext common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this document.

Vote Required and NYSE Euronext Board Recommendation

The affirmative vote of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the Merger proposal.

The NYSE Euronext board of directors unanimously recommends a vote “FOR” the Merger proposal.

Merger-Related Named Executive Officer Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, NYSE Euronext is seeking non-binding, advisory stockholder approval of the compensation of NYSE Euronext’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of NYSE Euronext Directors and Executive Officers—Change of Control Compensation for NYSE Euronext’s Named Executive Officers” beginning on page [    ]. The proposal gives NYSE Euronext’s stockholders the opportunity to express their views on the merger-related compensation of NYSE Euronext’s named executive officers. Accordingly, NYSE Euronext is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to NYSE Euronext’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Merger-Related Compensation for NYSE Euronext’s Named Executive Officers,” is hereby APPROVED.”

Vote Required and NYSE Euronext Board Recommendation

The vote on this proposal is a vote separate and apart from the vote to approve the Merger proposal. Accordingly, you may vote not to approve this proposal on merger-related compensation and benefits to be paid or provided to named executive officers of NYSE Euronext and vote to approve the Merger proposal and vice versa. The vote to approve merger-related named executive officer compensation and benefits is advisory in nature and, therefore, is not binding on NYSE Euronext or on ICE or the boards of directors or the compensation committees of NYSE Euronext or ICE, regardless of whether the Merger proposal is approved. Approval of the non-binding, advisory proposal with respect to the compensation that may be received by NYSE Euronext’s named executive officers in connection with the merger is not a condition to completion of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the Merger proposal. The merger-related named executive officer compensation to be paid in connection with the merger is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the Merger-Related Named Executive Officer Compensation proposal.

The NYSE Euronext board of directors unanimously recommends a vote “FOR” the Merger-Related Named Executive Officer Compensation proposal.

NYSE Euronext Adjournment Proposal

The NYSE Euronext special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the NYSE Euronext special meeting to approve the Merger proposal.

If, at the NYSE Euronext special meeting, the number of shares of NYSE Euronext common stock present or represented and voting in favor of the Merger proposal is insufficient to approve the Merger proposal, NYSE Euronext intends to move to adjourn the NYSE Euronext special meeting in order to enable the NYSE Euronext board of directors to solicit additional proxies for approval of the Merger proposal. In that event, NYSE Euronext will ask its stockholders to vote only upon the NYSE Euronext Adjournment proposal, and not the Merger proposal or the Merger-Related Named Executive Officer Compensation proposal.

In this proposal, NYSE Euronext is asking its stockholders to authorize the holder of any proxy solicited by the NYSE Euronext board of directors to vote in favor of granting discretionary authority to the proxyholders, and each of them individually, to adjourn the NYSE Euronext special meeting to another time and place for the purpose of soliciting additional proxies. If the NYSE Euronext stockholders approve the NYSE Euronext Adjournment proposal, NYSE Euronext could adjourn the NYSE Euronext special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from NYSE Euronext stockholders who have previously voted.

Vote Required and NYSE Euronext Recommendation

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the NYSE Euronext Adjournment proposal.

The NYSE Euronext board of directors unanimously recommends a vote “FOR” the NYSE Euronext Adjournment proposal.

Other Matters to Come Before the NYSE Euronext Special Meeting

No other matters are intended to be brought before the NYSE Euronext special meeting by NYSE Euronext, and NYSE Euronext does not know of any matters to be brought before the NYSE Euronext special meeting by others. If, however, any other matters properly come before the NYSE Euronext special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

ICE SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place

The special meeting of ICE stockholders will be held at [            ] at [            ], Eastern time, on [                    ], 2013. On or about [                    ], 2013, ICE commenced mailing this document and the enclosed form of proxy to its stockholders entitled to vote at the ICE special meeting.

Purpose of ICE Special Meeting

At the ICE special meeting, ICE stockholders will be asked to:

•	approve the issuance of shares of ICE common stock, par value $0.01 per share, pursuant to the merger agreement, which is referred to as the Stock Issuance proposal;

•

approve the adoption of certain amendments to the ICE certificate of incorporation that are necessary to secure certain regulatory approvals required to complete the merger, which is referred to as the Charter Amendment proposal; and

•

approve one or more adjournments of the ICE special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Stock Issuance proposal and/or the Charter Amendment proposal, which is referred to as the ICE Adjournment proposal.

Recommendation of the ICE Board of Directors

The ICE board of directors unanimously recommends that you vote “FOR” the Stock Issuance proposal, “FOR” the Charter Amendment proposal and “FOR” the ICE Adjournment proposal. See “The Merger—Recommendation of the ICE Board of Directors and Reasons for the Merger” on page [    ].

ICE Record Date and Quorum

The ICE board of directors has fixed the close of business on [                    ], 2013 as the record date for determining the holders of shares of ICE common stock entitled to receive notice of and to vote at the ICE special meeting.

As of the ICE record date, there were [                ] shares of ICE common stock outstanding and entitled to vote at the ICE special meeting held by [            ] holders of record. Each share of ICE common stock entitles the holder to one vote at the ICE special meeting on each proposal to be considered at the ICE special meeting.

The representation of the holders of a majority of the shares of ICE common stock issued and outstanding and entitled to vote at the ICE special meeting, present in person or represented by proxy, constitutes a quorum for the transaction of business at the ICE special meeting. All shares of ICE common stock, whether present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the ICE special meeting.

As of the record date, directors and executive officers of ICE and their affiliates owned and were entitled to vote [                ] shares of ICE common stock, representing approximately [    ]% of the shares of ICE common stock outstanding on that date. ICE currently expects that ICE’s directors and executive officers will vote their shares in favor of the Stock Issuance proposal, the Charter Amendment proposal, and the ICE Adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Required Vote

Required Vote to Approve the Stock Issuance Proposal

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the ICE special meeting is required to approve the Stock Issuance proposal, provided that the total votes cast on the proposal (including abstentions) represent a majority of all securities entitled to vote on the proposal.

Required Vote to Approve the Charter Amendment Proposal

The affirmative vote of a majority of the outstanding shares of ICE common stock entitled to vote on the proposal at the ICE special meeting is required to approve the Charter Amendment proposal.

Required Vote to Approve the ICE Adjournment Proposal

The affirmative vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the proposal at the ICE special meeting is required to approve the ICE Adjournment proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the ICE special meeting, an abstention occurs when an ICE stockholder attends the ICE special meeting, either in person and does not vote or returns a proxy with an “abstain” vote.

•

For the Stock Issuance proposal, if an ICE stockholder present in person at the ICE special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” this proposal. If an ICE stockholder is not present in person at the ICE special meeting and does not respond by proxy, it will have no effect on the vote count for the Stock Issuance proposal unless the aggregate number of such unvoted shares of ICE common stock results in a failure to meet the New York Stock Exchange requirement that the total votes cast on such proposal (including abstentions) represent a majority of all securities entitled to vote on the proposal.

•

For the Charter Amendment proposal, if an ICE stockholder present in person at the ICE special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” this proposal. If an ICE stockholder is not present in person at the ICE special meeting and does not respond by proxy, it will have the same effect as a vote cast “AGAINST” the Charter Amendment proposal.

•

For the ICE Adjournment proposal, if an ICE stockholder present in person at the ICE special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have no effect on the vote count for this proposal. If an ICE stockholder is not present in person at the ICE special meeting and does not respond by proxy, it will have no effect on the vote count for the ICE Adjournment proposal (assuming a quorum is present).

Voting on Proxies; Incomplete Proxies

Giving a proxy means that an ICE stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the ICE special meeting in the manner it directs. An ICE stockholder may vote by proxy or in person at the ICE special meeting. If you hold your shares of ICE common stock in your name as a stockholder of record, to submit a proxy, you, as an ICE stockholder, may use one of the following methods:

•

By Internet. Go to [www.proxyvote.com] and follow the instructions for Internet voting, which can also be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting is available 24 hours a day. If you choose to vote by Internet, then you do not need to return the proxy card. To be valid, your vote by Internet must be received by 11:59 p.m., Eastern Time, on the day preceding the ICE special meeting.

•

By Telephone. By calling the toll-free number for telephone voting that can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by 11:59 p.m., Eastern Time, on the day preceding the ICE special meeting.

•

By Mail. Complete the enclosed proxy card, sign and date it, and return it in the postage-paid envelope we have provided. To be valid, your vote by mail must be received by 11:59 p.m., Eastern Time, on the day preceding the ICE special meeting.

•	In Person. You may also vote your shares in person at the ICE special meeting.

ICE requests that ICE stockholders vote over the Internet, by telephone or by completing and signing the accompanying proxy and returning it to ICE as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of ICE stock represented by it will be voted at the ICE special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of ICE common stock represented by the proxy will be voted as recommended by the ICE board of directors. Unless an ICE stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the ICE special meeting.

If an ICE stockholder’s shares are held in “street name” by a broker, bank or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every ICE stockholder’s vote is important. Accordingly, each ICE stockholder should vote via the Internet or by telephone, or sign, date and return the enclosed proxy card whether or not the ICE stockholder plans to attend the ICE special meeting in person.

Shares Held in Street Name

If you are an ICE stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to ICE or by voting in person at the ICE special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of ICE common stock on behalf of their customers may not give a proxy to ICE to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are an ICE stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•

your broker, bank or other nominee may not vote your shares on the Stock Issuance proposal, which broker non-votes will have no effect on the vote count for such proposal unless the aggregate number of broker non-votes results in a failure to meet the New York Stock Exchange requirement that the total votes cast on such proposal (including abstentions) represent a majority of all securities entitled to vote on the proposal;

•	your broker, bank or other nominee may not vote your shares on the Charter Amendment proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal; and

•

your broker, bank or other nominee may not vote your shares on the ICE Adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present).

Revocability of Proxies and Changes to an ICE Stockholder’s Vote

An ICE stockholder has the power to change its vote at any time before its shares of ICE common stock are voted at the ICE special meeting by:

•	sending a written notice of revocation to the corporate secretary of ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328 stating that you would like to revoke your proxy;

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card; or

•	attending the ICE special meeting and voting in person.

Please note, however, that under the rules of the New York Stock Exchange, any beneficial owner of ICE common stock whose shares are held in street name by a New York Stock Exchange member brokerage firm may revoke its proxy and vote its shares in person at the ICE special meeting only in accordance with applicable rules and procedures as employed by such beneficial owner’s brokerage firm. If your shares are held in an account at a broker, bank or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and should contact your broker, bank or other nominee to change your vote.

Attending the ICE special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by ICE. ICE will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. ICE has retained [            ] to assist in the solicitation of proxies for a fee of $[        ] plus reasonable out-of-pocket expenses. In addition to solicitations by mail, ICE’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the ICE Special Meeting

Subject to space availability, all ICE stockholders as of the record date, or their duly appointed proxies, may attend the ICE special meeting. Since seating is limited, admission to the ICE special meeting will be on a first-come, first-served basis. Registration and seating will begin at [            ], Eastern time. You must present the admission ticket included in this joint proxy statement/prospectus in order to attend the ICE special meeting, space permitting.

ICE PROPOSALS

Stock Issuance Proposal

As discussed throughout this document, in the merger, each share of NYSE Euronext stock owned by a NYSE Euronext stockholder (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE common stock and $11.27 in cash. In lieu of the standard election amount, NYSE Euronext stockholders will also have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who make no election or make a late election will receive the standard election amount for each share of NYSE Euronext common stock they hold. The precise consideration that stockholders of NYSE Euronext will receive if they make the cash election or the stock election will not be known at the time that NYSE Euronext stockholders vote on the merger or make an election.

It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the merger, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE common stock immediately after completion of the merger, in each case as determined on a fully diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the merger. If the merger is completed, it is currently estimated that payment of the stock portion of the merger consideration will require ICE to issue or reserve for issuance approximately 42.4 million shares of ICE common stock in connection with the merger and that the maximum cash consideration required to be paid in the merger for the cash portion of the merger consideration will be approximately $2.7 billion.

ICE is asking its stockholders to approve the Stock Issuance proposal. The issuance of these securities to NYSE Euronext stockholders is necessary to effect the merger and the approval of the Stock Issuance proposal is required for completion of the merger.

Vote Required and ICE Board Recommendation

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the ICE special meeting is required to approve the Stock Issuance proposal, provided that the total votes cast on the proposal (including abstentions) must represent a majority of all securities entitled to vote on the proposal.

The ICE board of directors unanimously recommends a vote “FOR” the Share Issuance proposal.

Charter Amendment Proposal

ICE must amend its certificate of incorporation in certain respects in order to secure certain regulatory approvals that are necessary to complete the merger. These amendments would, among other changes, impose new limitations on ownership of ICE common stock; impose new limitations on voting of ICE common stock; and require regulatory review of certain amendments to ICE’s certificate of incorporation. In addition, the amendments to the certificate of incorporation would increase the amount of authorized capital stock of ICE.

For a more detailed summary of the proposed amendments to the ICE certificate of incorporation, see “Comparison of Stockholders’ Rights” and “Description of ICE Capital Stock” beginning on pages [    ] and [    ], respectively.

The proposed form of fifth amended and restated certificate of incorporation of ICE is included in this joint proxy statement/prospectus as Appendix B and remains subject to review and approval by the SEC in all respects.

ICE is asking its stockholders to approve the Charter Amendment proposal. The amendment of ICE’s certificate of incorporation is necessary to effect the merger and, pursuant to the merger agreement, the approval of the Charter Amendment proposal is required for completion of the merger.

Vote Required and ICE Board Recommendation

The affirmative vote of a majority of the outstanding shares of ICE common stock entitled to vote on the proposal at the ICE special meeting is required to approve the Charter Amendment proposal.

The ICE board of directors has determined that the proposed amendments to the ICE certificate of incorporation are in the best interests of the ICE stockholders, has unanimously approved and declared advisable such proposed amendments, and unanimously recommends a vote “FOR” the Charter Amendment proposal.

ICE Adjournment Proposal

The ICE special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Stock Issuance proposal and/or the Charter Amendment proposal.

If, at the ICE special meeting, the number of shares of ICE common stock present or represented and voting in favor of the Stock Issuance proposal or the Charter Amendment proposal is insufficient to approve the Stock Issuance proposal or the Charter Amendment proposal, respectively, ICE intends to move to adjourn the ICE special meeting in order to enable the ICE board of directors to solicit additional proxies for approval of the Stock Issuance proposal and/or the Charter Amendment proposal.

In the ICE Adjournment proposal, ICE is asking its stockholders to authorize the holder of any proxy solicited by the ICE board of directors to vote in favor of granting discretionary authority to the proxyholders, and each of them individually, to adjourn the ICE special meeting to another time and place for the purpose of soliciting additional proxies. If the ICE stockholders approve the ICE Adjournment proposal, ICE could adjourn the ICE special meeting and any adjourned session of the ICE special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from ICE stockholders who have previously voted.

Vote Required and ICE Board Recommendation

The affirmative vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the proposal at the ICE special meeting is required to approve the ICE Adjournment proposal.

The ICE board of directors unanimously recommends a vote “FOR” the ICE Adjournment proposal.

Other Matters to Come Before the ICE Special Meeting

No other matters are intended to be brought before the ICE special meeting by ICE, and ICE does not know of any matters to be brought before the ICE special meeting by others. If, however, any other matters properly come before the ICE special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

INFORMATION ABOUT THE COMPANIES

IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

IntercontinentalExchange, Inc., a Delaware corporation, is a leading operator of regulated exchanges and clearing houses serving the risk management needs of global markets for agricultural, credit, currency, emissions, energy and equity index products. ICE serves customers in more than 70 countries. ICE owns and operates:

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ICE Futures Europe, which operates as a United Kingdom Recognized Investment Exchange for the purpose of price discovery, trading and risk management within the energy and environmental commodity futures and options markets;

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ICE Futures U.S., Inc., which operates as a United States Designated Contract Market for the purpose of price discovery, trading and risk management within the agricultural, energy, equity index and currency futures and options markets;

•	ICE Futures Canada, Inc., which operates as a Canadian derivatives exchange for the purpose of price discovery, trading and risk management within the agricultural futures and options markets;

•	ICE U.S. OTC Commodity Markets, LLC, an OTC exempt commercial market for bilateral energy contracts;

•	Creditex Group Inc., which operates in the OTC credit default swap trade execution markets; and

•	Five central counterparty clearing houses, including ICE Clear Europe Limited, ICE Clear U.S., Inc., ICE Clear Canada, Inc., ICE Clear Credit LLC and The Clearing Corporation.

ICE common stock is listed on the New York Stock Exchange under the symbol “ICE.”

Merger Sub

c/o IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

Merger Sub, whose legal name is Baseball Merger Sub, LLC, is a Delaware limited liability company and a direct, wholly owned subsidiary of ICE. Upon the completion of the merger, Merger Sub will continue to exist as a direct wholly owned subsidiary of ICE.

NYSE Euronext

11 Wall Street

New York, New York 10005

Phone: (212) 656-3000

NYSE Euronext, a Delaware corporation organized on May 22, 2006, is a holding company that, through its subsidiaries, operates the following securities exchanges: the New York Stock Exchange, LLC, NYSE Arca, Inc. and NYSE MKT LLC in the United States and the European-based exchanges that comprise Euronext N.V.—the London, Paris, Amsterdam, Brussels and Lisbon stock exchanges, as well as the derivatives markets in London, Paris, Amsterdam, Brussels and Lisbon and the United States futures market, NYSE Liffe US, LLC. NYSE Euronext is a global markets operator and provider of securities listing, trading, market data products, and software and technology services. NYSE Euronext also provides critical technology infrastructure around the world to its clients and exchange partners including colocation services, connectivity, trading platforms and market data content and services. NYSE Euronext was formed in connection with the April 4, 2007 combination of NYSE Group (which was formed in connection with the March 7, 2006 merger of the NYSE and Archipelago) and Euronext N.V. NYSE Euronext common stock is dually listed on the New York Stock Exchange and Euronext Paris under the symbol “NYX.”

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A. You should read the entire merger agreement carefully as it is the legal document that governs the merger.

Transaction Structure

ICE’s and NYSE Euronext’s boards of directors have unanimously approved the merger agreement. The merger agreement provides for the acquisition of NYSE Euronext by ICE through the merger of NYSE Euronext with and into Merger Sub, with Merger Sub, a wholly owned subsidiary of ICE, continuing as the surviving corporation.

Merger Consideration

In the merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE common stock and $11.27 in cash. In lieu of receiving the standard election amount, NYSE Euronext stockholders will also have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who make no election or an untimely election will receive the standard election amount for each share of NYSE Euronext common stock they hold.

It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the merger, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE common stock immediately after completion of the merger, in each case as determined on a fully diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the merger. If the merger is completed, it is currently estimated that payment of the stock portion of the merger consideration will require ICE to issue or reserve for issuance approximately 42.4 million shares of ICE common stock in connection with the merger and that the maximum cash consideration required to be paid for the cash portion of the merger consideration will be approximately $2.7 billion. ICE common stock trades on the New York Stock Exchange under the symbol “ICE” and NYSE Euronext common stock is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.” The value of the merger consideration may be different than the estimated value based on the current price of ICE common stock or the price of ICE common stock at the time of the special meeting.

Background of the Merger

The NYSE Euronext board of directors and the ICE board of directors regularly review their respective companies’ results of operations and competitive positions in the businesses in which they operate, as well as their strategic alternatives. In connection with these reviews, each of NYSE Euronext and ICE from time to time evaluates hypothetical or potential transactions that would further their respective strategic objectives.

Prior to February 2011, Mr. Duncan Niederauer, in his capacity as chief executive officer of NYSE Euronext, and Mr. Jeffrey Sprecher, in his capacity as chief executive officer of ICE, had periodic conversations within the context of broader industry meetings and outside of such meetings. During such conversations, they discussed industry trends, including consolidation, and ways in which their respective businesses were complementary.

On February 15, 2011, NYSE Euronext and Deutsche Börse AG announced that they had entered into a Business Combination Agreement, dated as of February 15, 2011, pursuant to which the two companies agreed to combine their respective businesses in a merger of equals and become subsidiaries of a newly formed holding company.

On April 1, 2011, NYSE Euronext received a letter from ICE and NASDAQ OMX Group, Inc. (“NASDAQ”) setting forth a nonbinding proposal to acquire all of the outstanding shares of NYSE Euronext common stock for a mixture of cash, NASDAQ common stock and ICE common stock. Also on April 1, 2011, NYSE Euronext issued a press release requesting its stockholders not to take any action with respect to the proposal. The NYSE Euronext board of directors held a meeting by telephone that same day to receive an initial briefing on receipt of the proposal, but no determination was made at that time with respect to the proposal.

On April 11, 2011, the NYSE Euronext board of directors met to review the unsolicited proposal with NYSE Euronext’s outside legal and financial advisors. At the meeting, the NYSE Euronext board of directors rejected the proposal by NASDAQ and ICE and reaffirmed the business combination agreement with Deutsche Börse.

On April 19, 2011, NYSE Euronext received a letter from NASDAQ and ICE that provided additional details of their proposal, including a draft merger agreement, and on April 21, 2011, the NYSE Euronext board of directors met to review the additional information with NYSE Euronext’s outside legal and financial advisors. After evaluation, the NYSE Euronext board of directors rejected the proposal and reaffirmed the business combination agreement with Deutsche Börse for a number of reasons, including the belief that the NASDAQ and ICE proposal would not achieve regulatory approval due to antitrust concerns relating to combining the NASDAQ U.S. listings business with that of NYSE Euronext.

On May 16, 2011, ICE and NASDAQ issued a joint press release announcing that, following discussions with the Antitrust Division of the U.S. Department of Justice that revealed antitrust concerns with the combination of NYSE Euronext and NASDAQ’s respective equities business, they were withdrawing the joint proposal they made on April 1, 2011 to acquire NYSE Euronext.

On February 1, 2012, the European Commission decided to prohibit the proposed business combination on grounds that it would be anticompetitive. Following that decision, NYSE Euronext and Deutsche Börse entered into a letter agreement on February 2, 2012 terminating their previously entered-into business combination agreement.

Following the termination of the business combination agreement with Deutsche Börse, Mr. Niederauer and Mr. Sprecher again spoke with each other periodically. In early September 2012, during one of Mr. Niederauer’s and Mr. Sprecher’s periodic conversations, Mr. Sprecher proposed that the two chief executive officers discuss generally the possibility of a potential transaction of some nature between NYSE Euronext and ICE.

On September 13, 2012, the NYSE Euronext board of directors held a meeting for a periodic review and discussion of corporate strategy. During that meeting, the NYSE Euronext board of directors with the assistance of NYSE Euronext management undertook a thorough strategic and financial review of organic growth opportunities both underway and being considered by the company, including new products and services, such as the creation of a European clearing house, new asset classes and geographic expansion. The board examined the expected financial performance, including the financial position, of NYSE Euronext taking into account these initiatives and macroeconomic and industry trends. In reviewing the company’s ongoing strategy, the NYSE Euronext board of directors focused its evaluation on three potential strategic alternatives. First, the board considered a stand-alone strategy, taking into account the company’s prospects as earlier discussed. Second, the board considered both large and small potential partners for merger and acquisition transactions inside and outside of the exchange industry. In the board’s discussion of potential transaction partners, Mr. Niederauer mentioned as illustrative his recent conversation with Mr. Sprecher. Third, the NYSE Euronext board of directors also considered the separation or sale of businesses, including its European derivatives business or its continental European cash trading and listings business. The NYSE Euronext board of directors discussed the feasibility and merits of these hypothetical transactions. At the conclusion of the meeting, the NYSE Euronext board of directors instructed management to continue to develop potential ideas for opportunities around these three core strategies for purposes of further presentation at the October meeting of the board of directors.

At a meeting held on September 13, 2012, the ICE board of directors reviewed, among other things, various strategic alternatives, including a potential transaction with NYSE Euronext. During this meeting Mr. Sprecher discussed with the ICE board of directors various alternatives regarding a potential transaction with NYSE Euronext and the context of discussions he had with Mr. Niederauer. At the conclusion of the board’s discussion, the ICE board of directors directed management to continue to explore a potential transaction with NYSE Euronext and asked Mr. Sprecher to continue his dialogue with Mr. Niederauer.

On September 25, 2012, at Mr. Sprecher’s request, Mr. Niederauer and another member of NYSE Euronext management met in Atlanta, Georgia with Mr. Sprecher and other members of ICE management. At the meeting, ICE presented the concept of a potential transaction between NYSE Euronext and ICE and ICE’s view of the benefits of a combined company. At the conclusion of the meeting, NYSE Euronext management indicated that it would need ICE to provide a more detailed and definitive proposal in order to properly evaluate the proposal’s merits and present the potential transaction to the NYSE Euronext board of directors.

In order to facilitate discussions regarding a potential transaction, NYSE Euronext and ICE entered into a mutual confidentiality agreement dated October 5, 2012. Following the execution of the confidentiality agreement, NYSE Euronext began providing limited business due diligence to ICE.

On October 10, 2012, Mr. Niederauer and other representatives of NYSE Euronext management met with Mr. Sprecher and other representatives of ICE management at the New York City offices of Sullivan & Cromwell LLP, ICE’s outside legal counsel. At the meeting, the parties discussed possible alternatives for a business combination between NYSE Euronext and ICE. ICE was also told that any offer would need to separately address clearing for NYSE Euronext’s United Kingdom-based and continental Europe-based derivatives businesses because NYSE Euronext management expected that announcing a transaction with ICE would make it difficult for NYSE Euronext to continue developing an internal clearing house. At the conclusion of the meeting, the parties agreed that they should have a further meeting during the following week with their financial advisors and outside legal counsel.

On October 16, 2012, Mr. Niederauer and other representatives of NYSE Euronext management, together with representatives of NYSE Euronext’s financial advisor, Perella Weinberg, and NYSE Euronext’s outside legal counsel, Wachtell, Lipton, Rosen & Katz, met with Mr. Sprecher and other members of ICE’s management, together with representatives of ICE’s financial advisor, Morgan Stanley, and Sullivan & Cromwell LLP at Sullivan & Cromwell LLP’s New York City offices. At the meeting, the parties discussed possible alternatives for a business combination between NYSE Euronext and ICE. The discussion focused on a potential merger of NYSE Euronext and ICE with a small premium to be paid to NYSE Euronext stockholders and for approximately 90% of the consideration to be paid in ICE shares.

On October 17th, Mr. Niederauer discussed with several NYSE Euronext directors the terms of a potential merger as outlined by ICE at the meeting on October 16th. Over the subsequent days, in conversations between representatives of Morgan Stanley and Perella Weinberg, Perella Weinberg informed Morgan Stanley that, based upon conversations with NYSE Euronext management, a transaction with a very low premium and only a small amount of cash consideration would likely not be approved by the NYSE Euronext board of directors and that ICE would need to improve the terms of any offer it ultimately made to NYSE Euronext.

On October 17, 2012, the ICE board of directors held a telephonic special meeting during which Mr. Sprecher provided an update with respect to the status of discussions with NYSE Euronext. The ICE board of directors and management discussed various considerations regarding a possible transaction, including financial terms, structure and required regulatory approvals, including the need to amend the ICE certificate of incorporation to satisfy SEC regulatory requirements and to authorize the issuance of the ICE shares of common stock required for the merger. The board expressed its support for a possible transaction and instructed management to send proposed terms to NYSE Euronext.

On October 19, 2012, ICE sent a written set of “proposed terms” to NYSE Euronext management. Under the terms of the offer, each share of NYSE Euronext common stock would be exchanged for 0.1573 of a share of ICE common stock and $8.73 in cash, or an aggregate of $29.25, assuming a per share value of ICE common stock based on the prior trading day’s closing price. In addition, two current NYSE Euronext directors would be invited to join the ICE board of directors following the transaction. ICE also included a proposal for a clearing services agreement to be entered into between NYSE Euronext and ICE, through which ICE would provide clearing services for NYSE Euronext’s United Kingdom-based and continental Europe-based derivatives businesses. The proposal also requested a six-week exclusivity period for purposes of conducting due diligence and negotiating definitive agreements; however, an exclusivity agreement was never entered into by the parties.

Following the delivery of the October 19, 2012 proposal, representatives of Morgan Stanley and Perella Weinberg discussed the proposal, and Perella Weinberg informed Morgan Stanley that, while the NYSE Euronext board of directors would be meeting and would discuss the proposal, the premium offered and the mix of consideration were not yet within the range where the board would find the proposal attractive and that ICE should focus on increasing the amount of premium and the amount of cash being offered to NYSE Euronext stockholders.

On October 25, 2012, the NYSE Euronext board of directors held a regularly scheduled meeting. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg and Wachtell, Lipton, Rosen & Katz participated. As part of the meeting, the NYSE Euronext board, together with management and the company’s advisors, continued the discussion of strategic alternatives from the prior board meeting, and ICE’s proposal to acquire NYSE Euronext was discussed in detail. Members of management noted that NYSE Euronext had been approached in the past by other parties, the most recent being from a large U.S.-based derivatives exchange that expressed a potential but non-specific interest in components of NYSE Euronext’s derivatives business. Following discussion between the NYSE Euronext board of directors and management and the company’s advisors, the board authorized management to continue pursuing the different alternatives discussed, including maintaining the status quo; preparing to auction the European derivatives business; continuing the discussions with ICE; and analyzing additional potential opportunities for a merger or sale of the entire company. The NYSE Euronext board emphasized that, to the extent possible, it wanted to mitigate the execution risk to any transaction that the company ultimately undertook.

On October 26, 2012, in anticipation of a meeting to be held on October 29, 2012, Mr. Niederauer called Mr. Sprecher to provide feedback on the October 19, 2012 proposal. Mr. Niederauer explained the NYSE Euronext board’s discussion and its view that any transaction would need to include a substantial premium and the NYSE Euronext board’s desire to structure a transaction with a high likelihood of consummation. Mr. Niederauer noted that the NYSE Euronext board was considering several strategic alternatives and would not pursue a transaction with ICE if the NYSE Euronext’s board’s concerns were not adequately met. Due to Hurricane Sandy, the meeting scheduled for October 29 did not take place.

On November 5, 2012, representatives of Morgan Stanley and Perella Weinberg held a telephone discussion regarding the potential transaction. During that call, Perella Weinberg again emphasized the importance to the NYSE Euronext board of a transaction that offered a significant premium with a substantial portion of the consideration in cash and a high likelihood of closing.

Also on November 5, 2012, the ICE board of directors held a telephonic special meeting during which the board of directors was provided an update with respect to the status of discussions with NYSE Euronext.

Following an ICE board meeting on November 11, 2012, Mr. Sprecher called Mr. Niederauer to communicate ICE’s revised proposal to acquire NYSE Euronext. On November 12, 2012, ICE sent the revised formal proposal in writing to Mr. Niederauer and the NYSE Euronext board of directors. Under the terms of the offer, each share of NYSE Euronext common stock would be exchanged for 0.1644 of a share of ICE common stock and $8.54 in cash, or an aggregate of $30.00 per NYSE Euronext share, assuming a per share value of ICE common stock based on the prior trading day’s closing price. The remainder of the terms set forth in the letter remained consistent with the October 19, 2012 proposal. The letter also noted that the proposal was nonbinding and subject to continued diligence.

On November 12, 2012, the NYSE Euronext board of directors held a special meeting by teleconference to discuss the revised proposal from ICE. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg and Wachtell, Lipton, Rosen & Katz participated. The NYSE Euronext board discussed the revised proposal with management and the company’s advisors and concluded that the proposal was not acceptable as there had only been a small increase in the size of the premium and a reduction in the cash portion of the consideration. Based on this proposal, the NYSE Euronext board was prepared to continue pursuing other strategic alternatives.

Following the NYSE Euronext board meeting on November 12, 2012, Mr. Niederauer called Mr. Sprecher to relay the NYSE Euronext board’s views, and representatives of Morgan Stanley and Perella Weinberg also held a telephone discussion in which Perella Weinberg informed Morgan Stanley that it did not see the revised proposal as acceptable to NYSE Euronext.

On November 17, 2012, the ICE board of directors held a special meeting by teleconference during which Mr. Sprecher relayed to the ICE board the NYSE Euronext board’s reactions to the revised proposal. At the conclusion of the meeting, the ICE board approved sending NYSE Euronext a further revised proposal with improved financial terms together with a draft merger agreement and a draft clearing services agreement.

On November 18, 2012, ICE sent the further revised proposal to Mr. Niederauer and the NYSE Euronext board of directors. Under the terms of the offer, each share of NYSE Euronext common stock would be exchanged for 0.1703 of a share of ICE common stock and $11.27 in cash, or an aggregate of $33.00 per NYSE Euronext share, assuming a per share value of ICE common stock based on the prior trading day’s closing price. The $33.00 valuation represented an approximately 46% premium to NYSE Euronext closing price per share as of November 17, 2012. The revised proposal was accompanied by a draft merger agreement and a draft clearing services agreement. The letter also noted that the proposal was nonbinding and subject to continued diligence.

Following the delivery of the revised proposal, Mr. Sprecher and Mr. Niederauer held a telephone conversation in which Mr. Sprecher indicated that he did not believe that the ICE board of directors would be willing to again increase its price.

On November 20, 2012, the NYSE Euronext board of directors held a special information session by teleconference. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg and Wachtell, Lipton, Rosen & Katz participated. At the meeting, the board again reviewed with its advisors the strategic alternatives it had previously discussed, including a stand-alone strategy, a sale of the European derivatives business and a transaction involving the entire company. Following discussion of ICE’s revised proposal, the NYSE Euronext board of directors concluded that the proposed economic terms of the transaction were attractive and that in concept ICE’s clearing proposal presented a means to mitigate the risk in its continued development of NYSE Euronext’s own clearing house, particularly in light of the expectation that announcing a transaction with ICE would make it difficult for NYSE Euronext to continue developing an internal clearing house, and that management should continue to pursue the opportunity. Nonetheless, the NYSE Euronext board of directors viewed the merger agreement and clearing services agreement terms proposed by ICE as insufficient and instructed management to continue pursuing the stand-alone strategy and independent sale of the European derivatives business and the potential use of the proceeds of such a separation.

On November 24 and November 25, 2012, NYSE Euronext and ICE management met in New York City to begin in-depth business due diligence on NYSE Euronext. ICE continued its business due diligence at meetings in New York City from November 27 through November 29, 2012.

In light of the NYSE Euronext board of directors’ instructions to continue pursuing potential alternatives to the merger with ICE, on November 25, 2012, Perella Weinberg initiated contact with representatives of a large industrial and financial holding company (which is referred to in this joint proxy statement/prospectus as “Company A”) that it believed would be interested in NYSE Euronext’s businesses.

On November 28, 2012, Company A presented an indicative proposal with a value lower than the ICE proposal. Moreover, Company A’s indicative proposal was subject to the completion of due diligence, the completion of which Company A could not commit to a time frame for. In addition, Company A required that the closing of its proposed transaction would be conditioned upon NYSE Euronext first selling its European derivatives business and obtaining a sale price for that business that met a minimum price specified by Company A.

Also on November 28, 2012, NYSE Euronext provided ICE and its advisors access to an electronic data room containing additional legal, financial and business due diligence materials.

On November 30, 2012, Wachtell, Lipton, Rosen & Katz, on behalf of NYSE Euronext, sent a revised draft of the merger agreement to Sullivan & Cromwell LLP. The draft merger agreement proposed a “hell-or-high-water” obligation to obtain regulatory approval and that specific performance remedies be available to NYSE Euronext if ICE were to fail to perform. The draft also provided for increased governance representation of NYSE Euronext directors on the ICE board of directors and provided for the payment of a “reverse termination fee” payable by ICE in the event the transaction were to fail to close for regulatory reasons.

On November 30, 2012, ICE provided access to an electronic data room with information about ICE and its businesses to NYSE Euronext and its advisors.

On December 1, 2012, representatives from Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP, along with members of the ICE internal legal group, held a conference call in which the current status of the legal due diligence was reviewed and additional information was exchanged.

On December 4, 2012, experts from the technology groups of NYSE Euronext and ICE held a due diligence conference call. On December 5, 2012, the chief financial officer of NYSE Euronext and the chief financial officer of ICE met in New York with their respective financial advisors to continue the financial diligence related to the proposed transaction.

On December 6, 2012, NYSE Euronext sent ICE a term sheet outlining a comprehensive counterproposal on the terms of the clearing services agreement, including enhanced governance rights and more favorable revenue sharing for NYSE Euronext than was proposed by ICE in its November 18, 2012 draft clearing agreement.

On December 7, 2012, the ICE board of directors held a regularly scheduled meeting. At the request of the ICE board of directors, representatives of Morgan Stanley and Sullivan & Cromwell LLP were present. During the meeting, Mr. Sprecher and other members of management reviewed for the board various aspects of NYSE Euronext’s business and summarized the due diligence conducted on NYSE Euronext to date. Mr. Sprecher then provided an update on the status of negotiations with NYSE Euronext and a representative of Sullivan & Cromwell LLP reviewed the primary open items relating to the merger agreement negotiations. The board discussed and asked questions regarding various aspects of the proposed transaction. Following the discussion of the draft merger agreement, another member of ICE management summarized for the board the terms of the draft clearing services agreement that had been provided to NYSE Euronext and the primary issues that had been raised by NYSE Euronext.

On December 9, 2012, the NYSE Euronext board of directors held a special meeting by teleconference. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg, BNP Paribas, Wachtell, Lipton, Rosen & Katz, Stibbe N.V. and Slaughter and May participated. At the meeting, the NYSE Euronext board was updated on the progress of discussions with ICE. Members of the NYSE Euronext board also expressed a desire to meet with Mr. Sprecher to discuss the transaction and his view of the combined company. At the conclusion of the meeting, the board authorized NYSE Euronext management to continue discussions with ICE. The NYSE Euronext board also agreed that management should continue to evaluate other alternatives, including the possible sale of the European derivatives business and related valuations.

On December 10, 2012, Mr. Sprecher met with Mr. Niederauer and Mr. Scott A. Hill, the chief financial officer of ICE, in Atlanta. Mr. Sprecher, Mr. Niederauer and Mr. Hill discussed open points on the draft merger agreement, including the proposed “hell-or-high-water” obligation to obtain regulatory approvals, interim operating and certain other covenants, the payment of the termination fees, governance matters and whether to separate Euronext (in particular the continental European equities and equities derivatives businesses) from the rest of the combined group to allow those continental businesses to regain their independence, as well as alternatives with respect to the structure of the proposed transaction and timing of the announcement of the proposed transaction.

Following the meeting between Mr. Sprecher and Mr. Niederauer in Atlanta, on December 10, 2012, Sullivan & Cromwell LLP, on behalf of ICE, sent a revised draft of the merger agreement to Wachtell, Lipton, Rosen & Katz, which included a “reverse termination fee” of $370 million payable by ICE in the case that regulatory approvals were not obtained but only required ICE to use its reasonable best efforts to obtain regulatory approval and not to have to take any actions that would be a substantial detriment to ICE, and a revised draft of the clearing services agreement.

On December 12 and 13, 2012, the NYSE Euronext board of directors held a regularly scheduled meeting and continued discussion of strategic alternatives. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg, BNP Paribas, Wachtell, Lipton, Rosen & Katz, Stibbe and Slaughter and May participated. At the meeting, the NYSE Euronext board was updated on the progress of discussions with ICE. The NYSE Euronext board of directors then reviewed the proposed ICE transaction and other potential alternatives, including maintaining a stand-alone strategy and the sale of the European derivatives business and the deployment of the resulting cash proceeds. The NYSE Euronext board of directors also considered the legal aspects of the clearing services agreement and the feasibility of executing other hypothetical transaction alternatives. Perella Weinberg also updated the board on a potential transaction with Company A, noting that, while Perella Weinberg had continued since the end of November to work with Company A to refine its analysis, Company A had not improved its offer, which remained below the ICE offer. At the conclusion of the meeting, the board authorized NYSE Euronext management to continue discussions with ICE.

Also on December 12, 2012, as requested by the NYSE Euronext board, Mr. Sprecher met with Mr. Niederauer and several members of the NYSE Euronext board to discuss the transaction and ICE’s view of the combined company.

Between December 13 and December 15, 2012, Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP exchanged drafts of the merger agreement on behalf of NYSE Euronext and ICE, respectively; however, a number of issues remained outstanding, including with respect to the efforts that each party would take to obtain regulatory and antitrust approval; and the size of the “reverse termination fee” payable by ICE in the case that regulatory approvals were not obtained, which ICE now proposed to be $450 million.

On December 14, 2012, the ICE board of directors held a special meeting by teleconference. At the request of the ICE board of directors, representatives of Morgan Stanley and Sullivan & Cromwell LLP participated. At the meeting, Mr. Sprecher described for the board the meeting he had on December 12, 2012, with several members of the NYSE Euronext board of directors regarding the transaction. Mr. Sprecher also explained to the board that he had been invited to accompany Mr. Niederauer to his meeting on December 19, 2012, in London with the College of Euronext Regulators to discuss the proposed transaction. The board was also provided with an update on the continuing negotiations between the parties and a summary of the primary open points on the draft merger agreement and also on the draft clearing services agreement.

On December 14, 2012, NYSE Euronext sent a revised draft of the clearing services agreement to ICE, and on December 16, 2012, Shearman & Sterling, on behalf of ICE, sent a further revised draft of the clearing services agreement.

On December 16, 2012, representatives of Wachtell, Lipton, Rosen & Katz and Perella Weinberg met with representatives of Sullivan & Cromwell LLP and Morgan Stanley at Wachtell, Lipton, Rosen & Katz’s offices in New York City. The chief financial officers of NYSE Euronext and ICE and other members of the companies’ respective managements also participated in these meetings. During the meetings several issues were agreed upon, including the remaining open points on representations and warranties, interim operating covenants, management of transaction-related litigation and circumstances, other than in response to a superior proposal, when each board would be able to change its recommendation in favor of the potential transaction. Several key issues, however, remained open, including the required regulatory efforts, the size of the termination fee payable by ICE in the case that regulatory approvals were not obtained; and the remedies available for a failure to perform under the merger agreement. In addition, several outstanding items remained open under the proposed clearing services agreement, including the timing of its execution and effectiveness; the provisions related to a change of control of NYSE Euronext and other termination provisions; the costs to be paid in respect of the services; and governance rights under the clearing services agreement.

On December 17, 2012, the NYSE Euronext board of directors held a special meeting by teleconference. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg, BNP Paribas, Wachtell, Lipton, Rosen & Katz, Stibbe and Slaughter and May participated. At the meeting, the NYSE Euronext board was updated on the progress of discussions with ICE. Representatives of Perella Weinberg reviewed with the NYSE Euronext board the updated financial analyses it performed with respect to the potential transaction. The NYSE Euronext board of directors was also presented with draft communications materials that would be released upon announcement of the merger if final terms were agreed with ICE.

Also on December 17, 2012, the ICE board of directors held a special meeting by teleconference during which they were provided with an update on the negotiations of the terms of the draft merger agreement and recent changes in the stock prices of ICE and NYSE Euronext stock. At the meeting, the ICE board was also provided with an update on the negotiations of the terms of the draft clearing services agreement. At the request of the ICE board of directors, representatives of Morgan Stanley and Sullivan & Cromwell LLP also participated.

Also on December 17, 2012, the ICE Clear Europe board of directors held a special meeting by teleconference during which they reviewed and approved the clearing services agreement.

Through December 18, 19 and into the early morning of December 20, 2012, Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP continued to exchange drafts of the merger agreement and Slaughter and May and Shearman & Sterling continued to exchange drafts of the clearing services agreement. During that time, NYSE Euronext management and ICE management together with their respective financial and legal advisors worked to resolve the final open issues in the merger agreement and clearing services agreement. Late in the evening on December 19 and into the early morning on December 20, the parties reached a mutually acceptable agreement providing for a $750 million “reverse termination fee” that also served, subject to a limited exception, as a cap on litigation damages between the parties, while specific performance would remain available to the parties in circumstances other than to enforce the reasonable best efforts regulatory obligation. In addition, the parties agreed to enter into the clearing services agreement simultaneously with the merger agreement, with clearing services to commence on July 1, 2013.

On December 19, 2012, Mr. Niederauer accompanied by Mr. Sprecher met with several of NYSE Euronext’s exchange regulators in Europe. At those meetings, Mr. Niederauer and Mr. Sprecher explained the proposed transaction, including the willingness of the parties to separate Euronext (in particular the continental European equities and equities derivatives businesses) from the rest of the combined group to allow those continental businesses to regain their independence. Mr. Niederauer, with Mr. Sprecher present, also had calls with and received approval from both the Euronext supervisory board and the board of Liffe Administration and Management. The Liffe Administration and Management board of directors noted that the contemporaneous clearing services agreement addressed the risk that announcing a transaction with ICE would make it difficult for NYSE Euronext to continue developing an internal clearing house, as customers and partners would likely be unwilling to invest the necessary funds and internal resources for a new Liffe Administration and Management clearing house when ICE would expect to shift clearing to its clearinghouse after closing of the merger.

On December 19, 2012, several news outlets reported on the potential transaction being negotiated between NYSE Euronext and ICE.

On December 19, 2012, the ICE board of directors held a special meeting by teleconference. At the request of the ICE board of directors, representatives of Morgan Stanley and Sullivan & Cromwell LLP also participated. At the meeting, the board was provided an update on the negotiations over the terms of the draft merger agreement and the draft clearing services agreement and was informed with respect to Mr. Sprecher and Mr. Niederauer’s meeting earlier in the day with the College of Euronext Regulators. A member of ICE management also reviewed for the board the draft investor presentation and press release for the proposed transaction. Following discussion of these matters, representatives of Morgan Stanley provided the board with Morgan Stanley’s financial analyses for the proposed transaction and indicated that, assuming no further changes to the proposed terms of the transaction or the respective stock prices of ICE and NYSE Euronext, in each case that would be material for purposes of such financial analyses, Morgan Stanley would be in a position to render an opinion that the consideration proposed to be paid by ICE pursuant to the merger agreement was fair from a financial point of view to ICE.

On December 20, 2012, the NYSE Euronext board of directors held a meeting by teleconference to review the terms of the proposed merger. At the request of the NYSE Euronext board of directors, representatives of management, Perella Weinberg, BNP Paribas, Wachtell, Lipton, Rosen & Katz, Slaughter and May and Stibbe participated. At the meeting, NYSE Euronext management updated the board on discussions between the parties. Representatives from Wachtell, Lipton, Rosen & Katz described the updated terms of the draft merger agreement, and representatives from Slaughter and May described the terms of the proposed clearing services agreements. Representatives from Perella Weinberg provided final financial analyses of the transaction. Thereafter, Perella Weinberg provided its oral opinion, subsequently confirmed in writing, to the NYSE Euronext board of directors to the effect that, as of December 20, 2012, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the aggregate consideration to be paid to NYSE Euronext stockholders (other than ICE or any of its affiliates) was fair, from a financial point of view, to such stockholders. After discussion and deliberation, the NYSE Euronext board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were fair and in the best interests of NYSE Euronext and its stockholders, unanimously approved and declared advisable the merger agreement, authorized management to execute the merger agreement on behalf of the company, directed that the merger agreement be submitted to a vote at a meeting of NYSE Euronext stockholders, and recommended that NYSE Euronext stockholders vote to adopt the merger agreement. In accordance with NYSE Euronext’s certificate of incorporation, the NYSE Euronext board of directors also unanimously approved the acquisition of NYSE Euronext shares pursuant to the merger and the voting of such NYSE Euronext shares by ICE after the merger without limitations on ownership or voting rights by ICE following the merger.

Also on December 20, 2012, the ICE board of directors held a special meeting by teleconference to consider the terms of the transaction. At the request of the ICE board of directors, representatives of management, Morgan Stanley and Sullivan & Cromwell LLP participated. At the meeting, the ICE board of directors was informed of the results of the final negotiations of the remaining open items on the draft merger agreement, including with respect to the payment of the termination fees, and on the draft clearing services agreement. Thereafter, representatives of Morgan Stanley referred to the financial analyses that had been prepared for the December 17, 2012 meeting of the ICE board and the updated financial analyses presented by Morgan Stanley orally to the ICE board at the December 19, 2012 meeting. Morgan Stanley then rendered its oral opinion, which was also confirmed in writing, to the ICE board of directors to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be paid by ICE pursuant to the merger agreement was fair from a financial point of view to ICE. After discussion and deliberation, the ICE board of directors determined that the merger was in the best interest of ICE and its stockholders, and the ICE board of directors unanimously approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of ICE common stock as required under the merger agreement, directed that the proposal to issue shares of ICE common stock be submitted to a vote at a meeting of ICE stockholders, and recommended that ICE stockholders vote to approve the issuance of shares of ICE common stock.

Following the unanimous approvals of the NYSE Euronext board of directors and the ICE board of directors, the parties entered into the clearing services agreement and the merger agreement on the terms unanimously approved by their respective boards of directors and issued a press release announcing the transaction.

Recommendation of the NYSE Euronext Board of Directors and Reasons for the Merger

On December 20, 2012, the NYSE Euronext board of directors determined that the merger agreement and the transactions contemplated thereby were fair to and in the best interests of NYSE Euronext stockholders and, approved and declared advisable the merger agreement and the transactions contemplated thereby, directed that the merger agreement be submitted to a vote at a meeting of NYSE Euronext stockholders, and recommended that NYSE Euronext stockholders vote to adopt the merger agreement.

In reaching its decision on December 20, 2012, the NYSE Euronext board of directors consulted with NYSE Euronext management and its financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the NYSE Euronext board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the factors that it considered in reaching its determination. The NYSE Euronext board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of NYSE Euronext’s reasons for the proposed combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The NYSE Euronext board of directors considered a number of factors pertaining to the strategic rationale for the combination as generally supporting its decision to enter into the combination agreement, including the following material factors:

•

Merger Consideration. The NYSE Euronext board of directors considered that the average merger consideration to be paid per share of NYSE Euronext common stock of 0.1703 shares of ICE plus $11.27 per share in cash implied a $33.12 per share offer based on ICE’s closing price as of December 19, 2012, which implied the following approximate premiums as of that date, the date prior to the announcement of the merger:

•	a 38% premium to the closing price of NYSE Euronext common stock on December 19, 2012;

•	a 28% premium to the average share price of NYSE Euronext common stock in 2012;

•	a 43% premium to the average of the closing price of NYSE Euronext common stock for the one-month period ended on December 19, 2012; and

•	a 38% premium to the average of the closing price of NYSE Euronext common stock for the three-month period ended on December 19, 2012;

•	Strategic Considerations. The NYSE Euronext board of directors believes that the combination will provide a number of significant strategic opportunities, including the following:

•

the merger establishes a premier global market operator that is a leading end-to-end derivatives franchise spanning agricultural derivatives, energy derivatives, credit derivatives, equities and equity derivatives, foreign exchange and interest rate derivatives with a preeminent global equities and listings franchise recognized around the world;

•

the merger creates a leading multi-asset class risk management and market infrastructure company, enhances innovation and competitiveness particularly in U.S. and European rates businesses and increases capital and operational efficiencies for customers; and

•	the merger creates an efficient clearing model poised for growth as interest rate markets recover and interest rate swap clearing develops;

•

Synergies. Based on the advice of NYSE Euronext management following such management’s discussions with ICE management and NYSE Euronext’s advisors, the NYSE Euronext board of directors determined that the merger would create significant cost savings synergies, including approximately $450 million in combined annual cost synergies expected (including $150 million related to NYSE Euronext’s current cost savings program, Project 14) with approximately 80% of such synergies realizable within two years of closing;

•

Clearing Solution. The NYSE Euronext board of directors considered that the clearing services agreement to be entered into at the time of the merger agreement contained favorable terms for NYSE Euronext, particularly when compared to its current outsourced arrangements. The clearing services agreement also offered a superior solution to the continued development of NYSE Euronext’s own clearing house. It mitigated the risks and eliminated the upfront costs associated with the continued development of NYSE Euronext’s own new clearing house, particularly in light of the expectation that announcing a transaction with ICE would make it difficult for NYSE Euronext to continue with the creation of an internal clearing house;

•

Ability to Elect Consideration and Participation in Future Appreciation. The NYSE Euronext board of directors considered that the merger agreement provides NYSE Euronext stockholders with the ability to choose to receive either the stock election or the cash election for their shares of NYSE Euronext common stock (subject to proration) and that, following the merger, NYSE Euronext stockholders will have the opportunity to participate in the equity value of the combined company, including the future growth and expected synergies at the combined company, while at the same time providing immediate value through the cash component of the merger consideration;

•	Implied Ownership. The NYSE Euronext board of directors considered that former NYSE Euronext stockholders would hold approximately 36% of the outstanding ICE common stock;

•

Financial Advisor’s Opinion. The NYSE Euronext board of directors considered the financial analyses presented to the NYSE Euronext board of directors by Perella Weinberg and the opinion of Perella Weinberg dated December 20, 2012, to the board of directors that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the aggregate consideration was fair, from a financial point of view, to NYSE Euronext stockholders (other than ICE or any of its affiliates);

•

Alternatives. The NYSE Euronext board of directors considered the merger relative to the benefits, risks and uncertainties associated with other potential strategic alternatives that might be available to

NYSE Euronext, including divesting portions of the company, such as the European derivatives business, and the prospects for the remaining company following such a divestiture, as well as remaining as a stand-alone entity, in the context of rapid technological and regulatory changes being confronted by the financial services industry and the risks and challenges associated with these changes, as well as broader economic developments impacting its existing businesses. The NYSE Euronext board also assessed the feasibility of executing other hypothetical alternatives. The NYSE Euronext board of directors also took note of the fact that NYSE Euronext did not receive any inquiries from other potential strategic partners, including those with which it had previously been in contact, following publication of news reports about the transaction, and that Company A, from which NYSE Euronext sought a proposal, did not provide a comparable offer to ICE’s from financial and strategic points of views;

•

No Financing Condition. The NYSE Euronext board of directors considered that the merger agreement has no financing condition and believed, following consultation with NYSE Euronext’s financial advisor, that ICE would be able to pay the cash portion of the merger consideration due under the merger agreement; and

•

Reverse Termination Fee. The NYSE Euronext board of directors considered that the merger agreement would require ICE to pay NYSE Euronext $750 million in the case the merger was terminated and certain regulatory-related closing conditions were not satisfied or the transaction was prohibited on competition grounds.

The NYSE Euronext board of directors also considered a variety of risks and other potentially negative factors concerning the combination, including the following:

•

the risk that the potential benefits of the merger (including the amount of cost savings and revenue synergies) may not be fully or partially achieved, or may not be achieved within the expected time frame;

•

the risk that regulatory, governmental or competition authorities might seek to impose conditions on or otherwise prevent or delay the merger, or impose restrictions or requirements on the operation of the businesses of ICE after completion of the merger;

•

the risks and costs to NYSE Euronext if the merger is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with combining and integrating the companies;

•	the potential challenges and difficulties relating to integrating the operations of NYSE Euronext and ICE, including the cost to achieve synergies;

•

the restrictions on the conduct of NYSE Euronext’s business prior to the completion of the merger, which restrictions require NYSE Euronext to conduct its business in the ordinary course and subject to specific limitations, which may delay or prevent NYSE Euronext from undertaking business opportunities that may arise pending completion of the merger;

•

the risk that the NYSE Euronext stockholders may fail to adopt the merger agreement and approve the transactions contemplated thereby and the requirement that NYSE Euronext pay ICE a $100 million fee in such a situation;

•	the risk that the ICE stockholders may fail to approve the issuance of ICE common stock or amendments to its certificate of incorporation in the transaction;

•

the risk that the limitation on remedies available to NYSE Euronext in the event ICE were to breach its obligations under the Merger Agreement might adversely affect ICE’s willingness to complete the transaction on the agreed-upon terms;

•

the requirement that NYSE Euronext submit the merger agreement to its stockholders for approval even if the NYSE Euronext board of directors withdraws or changes its recommendation in a manner adverse to ICE (including by changing to recommend that NYSE Euronext stockholders reject the merger and the merger agreement), which could delay or prevent NYSE Euronext’s ability to pursue an alternative proposal if one were to become available in the interim;

•

the requirement that NYSE Euronext pay ICE a termination fee if an alternative proposal to acquire NYSE Euronext is publicly announced or made known and the merger agreement is thereafter terminated in certain circumstances (see “The Merger Agreement—Termination”) and the potential that such fee or certain provisions of the clearing services agreement without which ICE was unwilling to enter into such agreement or the merger agreement might affect the potential for NYSE Euronext to receive alternative merger or acquisition proposals both during the pendency of the merger transaction with ICE as well as afterward should the merger with ICE not be consummated;

•

the risk that because the amount of stock consideration to be paid to the NYSE Euronext stockholders is fixed, the value of the consideration to NYSE Euronext stockholders in the merger could fluctuate;

•

the likelihood of litigation challenging the merger, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger;

•	the fees and expenses associated with completing the merger; and

•	various other risks associated with the merger and the businesses of NYSE Euronext, ICE and the combined company described under “Risk Factors.”

In addition to considering the factors described above, the NYSE Euronext board of directors considered that:

•

some officers and directors of NYSE Euronext have interests in the merger as individuals that are in addition to, and that may be different from, the interests of NYSE Euronext stockholders (see “The Merger—Interests of NYSE Euronext Directors and Executive Officers in the Merger”); and

•	additional regulatory requirements could be applicable to the combined company as a result of the transaction.

Furthermore, in accordance with its obligations under the NYSE Euronext certificate of incorporation, the NYSE Euronext board of directors determined that the merger, and ICE’s exercise of voting rights over NYSE Euronext and ownership of equity interests in NYSE Euronext:

•	will not impair the ability of any U.S. regulated exchanges, NYSE Euronext or NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder;

•	will not impair the ability of any European market subsidiaries of NYSE Euronext, NYSE Euronext or Euronext N.V. to discharge their respective responsibilities under the European exchange regulations;

•	is otherwise in the best interests of NYSE Euronext, its stockholders, its U.S. regulated exchanges and European market subsidiaries; and

•	will not impair the SEC’s ability to enforce the Exchange Act or the European regulators’ ability to enforce the European exchange regulations.

The NYSE Euronext board of directors concluded that the potentially negative factors associated with the merger were outweighed by the potential benefits that it expected NYSE Euronext and its stockholders to achieve as a result of the merger. Accordingly, the NYSE Euronext board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, NYSE Euronext and its stockholders.

Opinion of Perella Weinberg, Financial Advisor to NYSE Euronext

The NYSE Euronext board of directors retained Perella Weinberg to act as its financial advisor in connection with the proposed merger. The board of directors selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the business and affairs of NYSE Euronext and the industries in which NYSE Euronext conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On December 20, 2012, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the NYSE Euronext board of directors that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the aggregate consideration to be received by the holders of NYSE Euronext common stock (other than ICE or any of its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. Perella Weinberg did not express any view or opinion on the procedures and limitations to which the standard election, the cash election or the stock election were subject.

The full text of Perella Weinberg’s written opinion, dated December 20, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Appendix E and is incorporated by reference herein. Holders of NYSE Euronext common stock are urged to read Perella Weinberg’s opinion carefully and in its entirety. The opinion does not address NYSE Euronext’s underlying business decision to enter into the merger or the relative merits of the merger as compared with any other strategic alternative that may have been available to NYSE Euronext. The opinion does not constitute a recommendation to any holder of NYSE Euronext common stock or ICE common stock as to how such holders should vote, make any election or otherwise act with respect to the merger or any other matter and does not in any manner address the prices at which NYSE Euronext common stock or ICE common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or any consideration to, the holders of any other class of securities, creditors or other constituencies of NYSE Euronext. Perella Weinberg provided its opinion for the information and assistance of the NYSE Euronext board of directors in connection with, and for the purposes of its evaluation of, the merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to NYSE Euronext and ICE, including research analyst reports;

•

reviewed certain internal financial statements, analyses, forecasts (which we refer to as NYSE Euronext forecasts), and other financial and operating data relating to the business of NYSE Euronext, in each case, prepared by management of NYSE Euronext;

•	reviewed certain publicly available financial forecasts relating to NYSE Euronext published by Goldman, Sachs & Co. (which we refer to as the Goldman Sachs Research forecasts);

•

reviewed certain internal financial statements, analyses, forecasts (which we refer to as the ICE forecasts), and other financial and operating data relating to the business of ICE, in each case, prepared by management of ICE;

•	reviewed certain publicly available financial forecasts relating to NYSE Euronext;

•	reviewed certain publicly available financial forecasts relating to ICE;

•	reviewed estimates of synergies anticipated from the merger (which we refer to as the anticipated synergies), prepared by managements of NYSE Euronext and ICE;

•

discussed the past and current operations, financial condition and prospects of NYSE Euronext, including the anticipated synergies, with management of NYSE Euronext and the NYSE Euronext board of directors;

•	discussed the past and current operations, financial condition and prospects of ICE, including the anticipated synergies, with management of ICE;

•	compared the financial performance of NYSE Euronext and ICE with that of certain publicly traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the merger with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of ICE;

•

reviewed the historical trading prices and trading activity for NYSE Euronext common stock and ICE common stock, and compared such price and trading activity of NYSE Euronext common stock and ICE common stock with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	reviewed the premia paid in certain publicly available transactions, which Perella Weinberg believed to be generally relevant;

•	reviewed a draft dated December 18, 2012 of the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the managements of NYSE Euronext and ICE that, to their knowledge, information furnished by them for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. Perella Weinberg assumed, with the consent of the NYSE Euronext board of directors, that there were no material undisclosed liabilities of NYSE Euronext and ICE for which adequate reserves or other provisions had not been made. With respect to NYSE Euronext forecasts, Perella Weinberg was advised by the management of NYSE Euronext and assumed, with the consent of the NYSE Euronext board of directors, that such NYSE Euronext forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of NYSE Euronext as to the future financial performance of NYSE Euronext and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. With respect to the ICE forecasts, Perella Weinberg assumed, with the consent of the board of directors, that such ICE forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of ICE as to the future financial performance of ICE and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. NYSE Euronext did not provide any forecasts for fiscal year 2014; accordingly, at the direction of NYSE Euronext, Perella Weinberg relied upon the Goldman Sachs Research forecasts for fiscal year 2014 and assumed that such estimates were a reasonable basis upon which to evaluate the fiscal year 2014 financial performance of NYSE Euronext and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg assumed, with the consent of the NYSE Euronext board of directors, that the anticipated synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of NYSE Euronext and ICE to result from the merger would be realized in the amounts and at the times projected by the managements of NYSE Euronext and ICE, and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg relied without independent verification upon the assessment by the managements of NYSE Euronext and of ICE of the timing and risks associated with the integration of NYSE

Euronext and ICE. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of NYSE Euronext or ICE, nor was Perella Weinberg furnished with any such valuations or appraisals, nor did Perella Weinberg assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of NYSE Euronext or ICE. In addition, Perella Weinberg did not evaluate the solvency of any party to the merger agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final merger agreement would not differ in any material respect from the form of merger agreement reviewed by Perella Weinberg and that the merger would be consummated in accordance with the terms set forth in the merger agreement, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on NYSE Euronext, ICE or the contemplated benefits expected to be derived in the proposed merger. Perella Weinberg also assumed at the direction of NYSE Euronext that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of its counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the aggregate consideration to be received by the holders of NYSE Euronext common stock (other than ICE or any of its affiliates) pursuant to the merger agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the merger agreement or the Clearing Services Agreement entered into between ICE Clear Europe Limited and LIFFE Administration and Management concurrently with the merger agreement, or the form or structure of the merger or the likely timeframe in which the merger would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the aggregate consideration to be received by the holders of NYSE Euronext common stock pursuant to the merger agreement or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the merger agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood NYSE Euronext had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of NYSE Euronext to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may have been available to NYSE Euronext.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the NYSE Euronext board of directors in connection with Perella Weinberg’s opinion relating to the merger and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format.

In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Illustrative Premium Paid Analysis. Perella Weinberg took the sum of (a) the product of (1) the exchange ratio of 0.1703 (which exchange ratio was used to calculate the amount of stock included in the standard election amount) and (2) the per share closing price of ICE common stock on December 19, 2012 (the last trading day prior to the day on which NYSE Euronext and ICE publicly announced the proposed merger (which date is referred to in this summary of Perella Weinberg’s material financial analyses as the “reference date”)), which per share closing price was $128.31 and (b) $11.27 (the amount of cash included in the standard election amount), and compared the resulting $33.12 implied value per share of NYSE Euronext common stock (which we refer to as the $33.12 implied value per share merger consideration) to the following:

•	the closing market price per share of NYSE Euronext common stock on the reference date;

•	the closing market price per share of NYSE Euronext common stock one-week prior to the reference date; and

•	the closing market price per share of NYSE Euronext common stock one-month prior to the reference date.

The results of these calculations are summarized in the following table:

	Price of NYSE Euronext Share	Implied Transaction Premia
Closing price on reference date	$24.05	37.7%
Closing price one-week prior to reference date	$23.44	41.3%
Closing price one-month prior to reference date	$22.73	45.7%

Perella Weinberg also calculated (based on data provided by FactSet) the median premia paid in selected transactions since January 1, 2007 with values between $5 billion and $15 billion where the target’s pro forma ownership was less than or equal to 40% (excluding those transactions that Perella Weinberg did not deem appropriate for comparison purposes). For each of these selected transactions, Perella Weinberg calculated the premium paid relative to the following:

•

the closing market price per share of the target company’s shares on the last trading day prior to the day on which the selected transaction was publicly announced or that the target company’s shares may have been influenced by market speculation concerning a potential transaction, which we refer to as the target reference date;

•	the closing market price per share of the target company’s shares one-week prior to the target reference date; and

•	the closing market price per share of the target company’s shares one-month prior to the target reference date.

The results of these calculations are summarized in the following table:

Median Premia Paid Relative to Closing Price
Target reference date	21.6%
One week prior to target reference date	27.5%
One month prior to target reference date	29.9%

Based on the premia calculated above, Perella Weinberg’s analyses of the selected transactions and on professional judgments made by Perella Weinberg, Perella Weinberg selected a represented range of premia paid of 20% to 40%. Perella Weinberg noted that, based on the closing market price per share of NYSE Euronext common stock on the reference date, this analysis implied a per share equity value reference range for NYSE Euronext common stock of $28.85 to $33.65 and compared that to the $33.12 implied per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the merger.

Historical Stock Trading. Perella Weinberg reviewed the historical trading price per share of NYSE Euronext common stock and ICE common stock for the 52-week period ending on the reference date. Perella Weinberg noted that, in the 52-week period ending on the reference date, the range of trading market prices per share of NYSE Euronext common stock was $22.25 to $31.25 compared to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the merger. Perella Weinberg also noted that, in the 52-week period ending on the reference date, the range of trading market prices per share of ICE common stock was $110.65 to $142.75 compared to the $128.31 closing market price per share of ICE common stock on the reference date.

The historical stock trading analysis provided general reference points with respect to the trading prices of NYSE Euronext common stock and ICE common stock which enabled Perella Weinberg to compare the historical prices with the consideration to be paid to the holders of NYSE Euronext common stock pursuant to the merger.

Equity Research Analyst Price Target Statistics. Perella Weinberg reviewed and analyzed the most recent publicly available research analyst one-year price targets for NYSE Euronext common stock prepared and published by 20 selected equity research analysts prior to the reference date. Perella Weinberg noted that the range of recent equity analyst one-year price targets for NYSE Euronext common stock prior to the reference date was $23.00 to $32.00 per share, with a median one-year price target of $28.50. Perella Weinberg then discounted such equity research analyst one-year price targets for NYSE Euronext common stock applying a 11.6% cost of equity, which cost of equity was based on the capital asset pricing model (which we refer to in this document as CAPM) using a market risk premium, a size premium, a risk-free rate and betas for NYSE Euronext common stock that were determined by Perella Weinberg using then available information. Perella Weinberg noted that this range of discounted equity research analyst one-year price targets for shares of NYSE Euronext common stock was approximately $20.60 to $28.70 per share compared to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the merger.

Perella Weinberg also reviewed and analyzed the most recent publicly available research analyst one-year price targets for ICE common stock prepared and published by 18 selected equity research analysts prior to the reference date. Perella Weinberg noted that the range of recent equity analyst one-year price targets for ICE common stock prior to the reference date was $133.00 to $166.00 per share, with a median one-year price target of $150.00. Perella Weinberg then discounted such equity research analyst one-year price targets for ICE common stock applying a 10.8% cost of equity, which cost of equity was based on CAPM using a market risk premium, a size premium, a risk-free rate and betas for ICE common stock that were determined by Perella Weinberg using then available information. Perella Weinberg noted that this range of discounted equity research analyst one-year price targets for shares of ICE common stock was approximately $120.00 to $149.80 per share compared to the $128.31 closing market price per share of ICE common stock on the reference date.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for NYSE Euronext common stock and ICE common stock. Further, these estimates are subject to uncertainties, including the future financial performance of NYSE Euronext and ICE and future financial market conditions.

Selected Publicly Traded Companies Analysis. Perella Weinberg reviewed and compared certain financial information for NYSE Euronext and ICE to corresponding financial information, ratios and public market multiples for certain publicly held companies in the exchange operator industry. Although none of the following companies is identical to NYSE Euronext or to ICE, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to NYSE Euronext and ICE in one or more respects including being operators of exchanges.

Selected Publicly Traded Companies

•	CBOE Holdings, Inc.

•	CME Group Inc.

•	Deutsche Börse AG

•	London Stock Exchange plc

•	The NASDAQ OMX Group, Inc.

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third party research estimates prepared by the Institutional Brokers’ Estimate System, or I/B/E/S, for forecasted information. For NYSE Euronext and ICE, Perella Weinberg made calculations based on company filings and information provided by the respective managements of each company for historical information and third party research estimates from I/B/E/S.

With respect to NYSE Euronext, ICE and each of the selected companies, Perella Weinberg reviewed enterprise value as of the reference date as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, and share price to estimated earnings per share, or EPS, for calendar year 2012 and calendar year 2013. The results of these analyses are summarized in the following table:

	EV /2012E EBITDA Multiple	EV /2013E EBITDA Multiple
NYSE Euronext	7.9x	7.0x
ICE	9.1x	8.2x
Other selected exchange operators	7.0x - 8.9x	6.6x - 8.6x

	Share Price / 2012E Earnings Multiple	Share Price /2013E Earnings Multiple
NYSE Euronext	13.1x	10.7x
ICE	17.1x	15.1x
Other selected exchange operators	10.3x - 18.0x	9.7x - 16.3x

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg selected representative ranges of multiples of 7.5x - 8.5x to apply to CY2012E EBITDA of NYSE Euronext and 11.0x - 13.0x to apply to CY2012E earnings per share of NYSE Euronext based on each of the I/B/E/S estimates, the NYSE Euronext forecasts prepared by management of NYSE Euronext for a budget case (which we refer to as the Company budget case forecasts) and NYSE Euronext forecasts prepared by management for a volume growth case (which we refer to as the Company volume growth case forecasts). The budget case forecasts and the volume growth case forecasts reflected NYSE Euronext management’s alternative assumptions with respect to average daily trading volumes and included EBITDA projections that were adjusted for certain duplicate and one-time costs associated with the NYSE Euronext Project 14 transformational plan. Perella Weinberg also selected representative ranges of multiples of 6.5x - 7.5x to apply to CY2013E EBITDA of NYSE Euronext and 9.5x - 11.5x to apply to CY2013 earnings per share of NYSE Euronext based on each of the I/B/E/S estimates, the Company budget case forecasts and the Company volume case forecasts. Perella Weinberg noted that this analysis implied average per share equity value reference ranges for NYSE Euronext common stock of approximately $21.95 to $26.25 based on CY2012E EBITDA and CY2013 EBITDA provided by I/B/E/S estimates, approximately $21.65 to $25.90 based on CY2012E EBITDA and CY2013E EBITDA provided by the Company budget case forecasts and approximately $22.75 to $27.20 based on CY2012E EBITDA and CY2013E EBITDA provided by the Company volume growth case forecasts. Perella Weinberg also noted that this analysis implied average per share equity value reference ranges for NYSE Euronext common stock of approximately $20.75 to $24.85 based on CY2012E earnings per share and CY2013E earnings per share provided by I/B/E/S estimates, approximately $20.55 to $24.60 based on CY2012E earnings per share and CY2013E earnings per share provided by the Company budget case forecasts and approximately $21.70 to $26.00 based on CY2012E earnings per share and CY2013E earnings per share provided by the Company volume growth case forecasts. Perella Weinberg compared these ranges to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the merger.

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg also selected representative ranges of multiples of 8.5x - 9.5x to apply to CY2012E EBITDA of ICE and 17.0x - 19.0x to apply to CY2012E earnings per share of ICE based on each of the I/B/E/S estimates and ICE forecasts. Perella Weinberg also selected representative ranges of multiples of 8.0x - 9.0x to apply to CY2013E EBITDA of ICE and 15.0x - 17.0x to apply to CY2013E earnings per share of ICE based on each of the I/B/E/S estimates and ICE forecasts. Perella Weinberg noted that this analysis implied average per share equity value reference ranges for ICE common stock of approximately $123.25 to $136.90 based on CY2012E EBITDA and CY2013E EBITDA provided by I/B/E/S estimates and approximately $121.95 to $135.40 based on CY2012E EBITDA and CY2013E EBITDA provided by the ICE forecasts. Perella Weinberg also noted that this analysis implied average per share equity value reference ranges for ICE common stock of approximately $127.45 to $143.45 based on CY2012E earnings per share and CY2013E earnings per share provided by I/B/E/S estimates and approximately $125.75 to $141.55 based on CY2012E earnings per share and CY2013E earnings per share provided by the ICE forecasts. Perella Weinberg compared these ranges to the $128.31 closing market price per share of ICE common stock on the reference date.

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to either NYSE Euronext’s or ICE’s business. Accordingly, Perella Weinberg’s comparison of selected companies to NYSE Euronext and ICE and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies, NYSE Euronext and ICE.

Discounted Cash Flow Analysis of NYSE Euronext. Perella Weinberg conducted a discounted cash flow analysis for NYSE Euronext based on the Company budget case and volume growth case forecasts by first calculating, in each case, the present value as of December 31, 2012 of the estimated standalone unlevered free cash flows (calculated as adjusted earnings before interest payments after taxes (assuming tax rates as provided in NYSE Euronext forecasts) plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that NYSE Euronext could generate for fiscal years 2013 and 2014 utilizing discount rates ranging from 9.5% to 10.5% based on estimates of the weighted average cost of capital of NYSE Euronext calculated assuming a cost of equity of 11.6% based on CAPM and an estimated cost of debt of 4.0% weighted based upon the fully diluted market capitalization of $5.9 billion as of December 19, 2012 and gross debt of $2.5 billion. Estimates of unlevered free cash flows used for these analyses utilized the financial forecasts prepared by NYSE Euronext management and the Goldman Sachs Research forecasts for 2014. Perella Weinberg also calculated, in each case, a range of terminal values utilizing terminal year multiples of last twelve months, or LTM, EBITDA ranging from 7.75x to 8.25x (which range was determined by Perella Weinberg in the exercise of its professional judgment) and discount rates ranging from 9.5% to 10.5% based on estimates of the weighted average cost of capital of NYSE Euronext. Perella Weinberg estimated NYSE Euronext’s weighted average cost of capital by calculating, in each case, the weighted average of cost of equity and after-tax cost of debt of NYSE Euronext. The present values of unlevered free cash flows generated over the period described above were then added, in each case, to the present values of terminal values resulting in a range of implied enterprise values for NYSE Euronext. From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for NYSE Euronext. These analyses resulted in the following reference ranges of implied enterprise values and implied equity values per share of NYSE Euronext common stock:

	Range of Implied Enterprise Present Value (in millions)	Range of Implied Present Value Per Share
Budget Case	$7,575 - $8,275	$30.65 - $33.50
Volume Growth Case	$7,620 - $8,320	$30.85 - $33.65

Perella Weinberg compared the range of implied present values per share of NYSE Euronext common stock in the budget and volume growth cases to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the merger.

Discounted Cash Flow Analysis of ICE. Perella Weinberg conducted a discounted cash flow analysis for ICE based on the ICE projections by first calculating the present value as of December 31, 2012 of the estimated standalone unlevered free cash flows (calculated as earnings before interest payments after taxes (assuming tax rates as provided in the ICE projections) plus depreciation and amortization and non-cash compensation expense, minus capital expenditures, and adjusting for changes in net working capital) that ICE could generate for fiscal years 2013 and 2014 utilizing discount rates ranging from 9.0% to 10.0% based on estimates of the weighted average cost of capital of ICE. Estimates of unlevered free cash flows used for these analyses utilized the financial projections prepared by ICE management. Perella Weinberg also calculated a range of terminal values assuming terminal year multiples of LTM EBITDA ranging from 8.25x to 8.75x (which range was determined by Perella Weinberg in the exercise of its professional judgment) and discount rates ranging from 9.0% to 10.0% based on estimates of the weighted average cost of capital of ICE calculated assuming a cost of equity of 10.8% based on CAPM and an estimated cost of debt of 4.0% weighted based upon the fully diluted market capitalization of $9.5 billion as of December 19, 2012 and gross debt of $850 million. Perella Weinberg estimated ICE’s weighted average cost of capital by calculating the weighted average of cost of equity and after-tax cost of debt of ICE. The present values of unlevered free cash flows generated over the period described above were then added to the present values of terminal values resulting in a range of implied enterprise values for ICE. From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for ICE. These analyses resulted in the following reference ranges of implied enterprise values and implied equity values per share of ICE:

Range of Implied Enterprise Present Value (in millions)	Range of Implied Present Value Per Share
$9,959 - $10,596	$134.40 - $142.95

Perella Weinberg compared the range of implied present values per share of ICE to the $128.31 closing market price per share of ICE common stock on the reference date.

Selected Transactions Analysis. Perella Weinberg analyzed certain information relating to selected announced or proposed transactions in the exchange operator industry (transactions analyzed occurred between October 2010 and June 2012, some of which ultimately did not close). Perella Weinberg selected the transactions because, in the exercise of its professional judgment, Perella Weinberg determined the targets in such transactions to be relevant companies having operations similar to NYSE Euronext. For each of the selected transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction as a multiple of reported LTM EBITDA. The multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. The results of these analyses are summarized in the following table:

Transaction Announcement Date	Acquiror	Target	EV/LTM EBITDA
October 2010	Singapore Exchange	ASX Limited	10.3x
February 2011	London Stock Exchange	TMX Group	10.4x
February 2011	Deutsche Börse AG	NYSE Euronext	10.1x
April 2011	The NASDAQ OMX Group /IntercontinentalExchange	NYSE Euronext	11.5x
May 2011	Maple Group	TMX Group	10.6x
November 2011	Tokyo Stock Exchange Group	Osaka Securities Exchange	9.1x
March 2012	London Stock Exchange	LCH.Clearnet	6.2x
June 2012	Hong Kong Exchanges and Clearing Limited	LME Holdings Limited	31.3x

Perella Weinberg compared the multiples above to a multiple of 9.7x, which represented the enterprise value in the merger as a multiple of NYSE Euronext’s reported LTM EBITDA, assuming the $33.12 implied value per share merger consideration.

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected transactions and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of multiples of 9.5x - 10.5x to apply to reported LTM EBITDA of NYSE Euronext. Perella Weinberg applied such ranges to reported LTM EBITDA to derive an implied per share equity reference range for NYSE Euronext common stock of approximately $32.35 to $36.60 and compared that to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the merger.

Although the selected transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the merger or NYSE Euronext.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to NYSE Euronext, ICE or the merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the NYSE Euronext board of directors as to the fairness, from a financial point of view, as of the date of such opinion, of the aggregate consideration to be paid to the holders of NYSE Euronext common stock (other than ICE or any of its affiliates) pursuant to the merger agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon third party research analyst estimates, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of NYSE Euronext, ICE, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella Weinberg to the NYSE Euronext board of directors was one of many factors taken into consideration by the NYSE Euronext board of directors in making its determination to approve the merger. Perella Weinberg was not asked to, and did not, recommend the specific consideration to the NYSE Euronext shareholders provided for in the merger (including the consideration included in each of the cash election, stock election or standard election ), which consideration was determined through arms-length negotiations between NYSE Euronext and ICE. Perella Weinberg did not recommend any specific amount of consideration to NYSE Euronext or the board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Pursuant to the terms of the engagement letter between Perella Weinberg and NYSE Euronext dated as of December 11, 2012, NYSE Euronext agreed to pay to Perella Weinberg $3 million upon the public announcement of the merger or delivery of the opinion rendered by Perella Weinberg as described above plus an additional $19 million upon the closing of the merger. In addition, NYSE Euronext agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements and to indemnify Perella Weinberg and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of NYSE Euronext or ICE or any of their respective affiliates. During the two-year period prior to the date of Perella Weinberg’s opinion, Perella Weinberg and its affiliates provided certain investment banking services to NYSE Euronext and its affiliates for which Perella Weinberg and its affiliates received compensation, including having acted as financial advisor to NYSE Euronext in a proposed combination transaction with Deutsche Börse AG. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to NYSE Euronext and ICE and their respective affiliates and in the future may receive compensation for the rendering of such services.

Recommendation of the ICE Board of Directors and Reasons for the Merger

The ICE board of directors, at a meeting held on December 20, 2012, unanimously determined that the merger is fair to, and in the best interests of, ICE and its stockholders and approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of ICE common stock to NYSE Euronext stockholders in an amount sufficient to pay the aggregate stock portion of the merger consideration and to issue shares of ICE common stock as required under the merger agreement, directed that the proposal to issue shares of ICE common stock be submitted to a vote at a meeting of ICE stockholders, and recommended that ICE stockholders vote to approve the issuance of shares of ICE common stock.

In reaching its decision on December 20, 2012, the ICE board of directors consulted with its financial and legal advisors as well as with its senior management and considered a number of factors in connection with its evaluation of the proposed transaction, including the principal factors mentioned below. The ICE board of directors did not consider it practical to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination, and the ICE board of directors reached its decision based on all of the information available to it. The explanation of the ICE board of directors’ reasons for the proposed transaction and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The ICE board of directors considered a number of factors, including the material ones set out below, as generally supporting its decision to enter into the merger agreement and proceed with the proposed transaction.

Strategic Considerations

•

The expectation that the combination of ICE and NYSE Euronext would create a leading operator of global exchanges and clearing houses for commodities, credit derivatives, equities and equity derivatives, foreign exchange and interest rates;

•

The expectation that the combined company would create long-term shareholder value by creating additional growth opportunities by leveraging the respective strengths of each business and by enhancing the derivatives business of NYSE Euronext and unlocking value in other business lines;

•	The expectation that the combined company would create a global, multi-asset class platform with a broad suite of pre-trade and post-trade capabilities;

•

The view that the merger would combine NYSE Euronext’s global leadership in trading listed equity securities, strong reputation and established brand with ICE’s culture of innovation, proven execution capabilities, and growth and customer orientation to create a diversified business model with larger market opportunities for the combined company;

•

The view that the transaction would establish the combined company as a leading full-service marketplace for investors, traders and issuers worldwide with the ability to drive new product innovation and efficiencies;

•	The expectation that the combination of ICE and NYSE Euronext would create an industry-leading provider of market data and related market information relied upon in U.S. markets and globally;

•	The expectation that the combination will create substantial incremental efficiency and growth opportunities;

Regulatory/Market Structure

•	The view that the transaction is expected to improve operational, cost and capital efficiencies for customers in implementing new regulatory requirements;

•

The expectation that the combined company will result in an efficient clearing model that will support growth as interest rate markets recover, new interest rate products are developed and interest rate swap clearing develops;

•

The view that a high-performance, integrated technology infrastructure will enhance market security while preserving the elements of market structure that are supportive to stability and market confidence;

Synergies

•

The expectation that the merger would result in exclusive of potential revenue synergies, approximately $450 million in combined annual cost synergies within three years of closing, with approximately 80% of the expense synergies expected to be realized within two years of closing;

•

The expectation that the transaction will unlock significant value in view of the fact that ICE has successfully integrated a number of acquisitions in the last decade, with a track record of delivering on or exceeding synergy commitments;

•

The expectation that the transition of Liffe products currently cleared by LCH.Clearnet and NYSE Liffe Clearing to ICE Clear Europe will result in significant synergies and potential new growth opportunities, in view of ICE’s proven clearing transition capabilities and successful launch of ICE Clear Europe in November 2008, transferring approximately 26.5 million contracts and over $16 billion in initial margin;

Merger Agreement

•

The view that the terms and conditions of the merger agreement and the transactions contemplated therein, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favorable to completing the proposed transaction;

•	The expectation that the satisfaction of the conditions to completion of the merger is feasible during the second half of 2013;

Other Financial Considerations

•

The expectation that the transaction will provide strong operating leverage while preserving healthy levels of recurring revenues and will provide products that are expected to perform well in a rising or more volatile interest rate environment and an improved equity market environment;

•	The expectation that the strong cash flows and balance sheet of the combined company will support continued investments in growth initiatives while facilitating deleveraging post-close;

•

The expectation that the combined company would have a strong balance sheet and the ability to generate substantial cash flow to finance future expansion as well as to invest in improving and adding new technology, services and products for customers;

Implied Ownership

•

That the exchange ratio implied that existing ICE shareholders and former NYSE Euronext shareholders would hold approximately 64% and 36%, respectively, of the outstanding shares of ICE common stock after competition of the merger;

Opinion of Financial Advisor

•

The opinion of Morgan Stanley that, as of December 20, 2012 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be paid by ICE pursuant to the merger agreement was fair, from a financial point of view, to ICE;

Due Diligence

•	The scope of the due diligence investigation of NYSE Euronext conducted by ICE management and outside advisors, and the results of that investigation;

Recommendation by ICE Management

•

ICE management’s recommendation in favor of the merger and the issuance of shares of ICE common stock in an amount sufficient to pay the aggregate stock portion of the merger consideration and to issue shares of ICE common stock as required under the merger agreement;

Governance

•

That the combined company would be led by a strong, experienced management team, including senior management of ICE and NYSE Euronext; Jeffrey C. Sprecher would continue as Chairman and CEO of the combined company, Charles A. Vice would continue as President and Chief Operating Officer and Scott A. Hill would continue as CFO; Duncan L. Niederauer, the current CEO of NYSE Euronext, would become President of the combined company and CEO of NYSE Group, Inc.;

•	That four members of the NYSE Euronext board of directors as of immediately prior to the merger would be added to the ICE board of directors;

Funding the Cash Portion of the Merger Consideration

•	That the cash portion of the merger consideration would be funded by a combination of cash on hand and existing ICE credit facilities; and

Familiarity with Businesses

•

Its knowledge of ICE’s and NYSE Euronext’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management, as well as its knowledge of the current and prospective environment in which ICE and NYSE Euronext operate, including the increasing consolidation in the industry.

The ICE board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the merger agreement and the merger, including the following (not in any relative order of importance):

•

The risk that the merger with NYSE Euronext might not be completed in a timely manner or at all and the attendant adverse consequences for ICE’s and NYSE Euronext’s businesses as a result of the pendency of the merger and operational disruption;

•

The risk that regulatory, governmental or competition authorities might seek to impose conditions on or otherwise prevent or delay the combination, or impose restrictions or requirements on the operation of the businesses of the combined company after completion of the merger or regulatory changes that could impact NYSE Euronext’s business on a stand-alone basis;

•

The risk that a number of regulatory and tax reforms are likely to affect the NYSE Euronext business in Europe, including regulatory capital requirements, non-discriminatory access to trading platforms and clearing houses, restrictions on high-frequency trading, access to indices and benchmark licenses, reforms to benchmarks and indices following the LIBOR manipulation investigations, widening of the market abuse regime, focus on money laundering and the proposed financial transactions tax;

•

The risk that NYSE Euronext stockholders fail to approve the transaction and/or ICE stockholders fail to approve the issuance of shares of ICE common stock and/or proposed amendments to the ICE certificate of incorporation;

•

The risk of adverse outcomes of pending or threatened litigation or government investigations with respect to NYSE Euronext, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the business or operations of NYSE Euronext, or of the combined company after the merger;

•

The restrictions on the conduct of ICE’s business prior to the completion of the merger, which restricts ICE from acquiring or agreeing to acquire any entity or assets which may delay or prevent the satisfaction of the conditions precedent to the merger (see “The Merger Agreement—Conditions to the Consummation of the Merger”);

•

The requirement that ICE pay NYSE Euronext a termination fee of either $100 million, $300 million, $450 million or $750 million depending on the circumstances prompting the termination of the merger agreement (see “The Merger Agreement—Termination Fees Payable by ICE”);

•

The risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of NYSE Euronext and its subsidiaries, which may not entitle ICE to terminate the merger agreement;

•	The risk that the potential benefits, savings and synergies of the merger may not be fully or partially achieved, or may not be achieved within the expected timeframe;

•	The challenges and difficulties relating to integrating the operations of ICE and NYSE Euronext;

•

The risk of diverting ICE management focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with NYSE Euronext, and other potential disruption associated with combining and integrating the companies, and the potential effects of such diversion and disruption on the businesses and customer relationships of ICE and NYSE Euronext;

•

The risk that because the exchange ratio related to the stock portion of the merger consideration to be paid to NYSE Euronext shareholders is fixed, the value of the stock portion of the merger consideration to be paid by ICE could fluctuate between the signing of the merger agreement and the completion of the merger;

•	The effects of general competitive, economic, political and market conditions and fluctuations on ICE, NYSE Euronext or the combined company; and

•	Various other risks associated with the combination and the businesses of ICE, NYSE Euronext and the combined company, some of which are described under “Risk Factors.”

The ICE board of directors concluded that the potentially negative factors associated with the merger were outweighed by the potential benefits that it expected ICE and its shareholders to achieve as a result of the merger.

Accordingly, the ICE board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The foregoing discussion of the information and factors considered by the ICE board of directors is not intended to be exhaustive, but includes the material factors considered by the ICE board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the ICE board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The ICE board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The ICE board of directors based its recommendation on the totality of the information presented.

For the reasons set forth above and such other factors considered by the ICE board of directors, the ICE board of directors determined that the merger and the transactions contemplated by the merger agreement are consistent with, and will further, the business strategies and goals of ICE, and are in the best interests of ICE and the ICE stockholders and has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of ICE common stock, and unanimously recommends that ICE stockholders vote “FOR” the issuance of shares of ICE common stock in the merger.

Opinion of Morgan Stanley, Financial Advisor to ICE

Morgan Stanley was retained by ICE to act as its financial advisor and provide a financial opinion in connection with the proposed merger. The ICE board of directors selected Morgan Stanley to act as ICE’s financial advisor based on Morgan Stanley’s qualifications, experience and reputation and its knowledge of the business and affairs of ICE. On December 20, 2012, Morgan Stanley rendered its oral opinion, which was also confirmed in writing, to the ICE board of directors to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be paid by ICE pursuant to the merger agreement was fair from a financial point of view to ICE.

The full text of Morgan Stanley’s written opinion to the ICE board of directors dated December 20, 2012 is attached as Appendix D to this document and is incorporated into this document by reference in its entirety. Holders of shares of ICE common stock should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the ICE board of directors (in its capacity as such) and addressed only the fairness from a financial point of view to ICE of the consideration to be paid by ICE pursuant to the merger agreement as of the date of the opinion and did not address any other aspects of the merger. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which shares of ICE common stock or NYSE Euronext common stock would trade at any time, or any compensation or compensation agreements arising from (or relating to) the merger which benefit any officer, director or employee of NYSE Euronext, or any class of such persons. The opinion is addressed to the ICE board of directors and does not constitute a recommendation to any stockholder of either ICE or NYSE Euronext as to how to vote at any stockholders’ meeting to be held in connection with the merger or take any other action with respect to the proposed merger.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of NYSE Euronext and ICE, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning NYSE Euronext and ICE, respectively;

•	reviewed certain financial projections prepared by the managements of NYSE Euronext and ICE, respectively;

•

reviewed certain financial projections of NYSE Euronext based on certain publicly available research analysts’ financial forecasts that were reviewed by the management of NYSE Euronext and extrapolations from such forecasts as directed by the management of ICE;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of ICE;

•

discussed with senior executives of NYSE Euronext the past and current operations and financial condition and the prospects of NYSE Euronext, including information relating to certain strategic, financial and operational benefits anticipated from the merger;

•

discussed with senior executives of ICE the past and current operations and financial condition and the prospects of ICE, including information relating to certain strategic, financial and operational benefits anticipated from the merger;

•

reviewed the pro forma impact of the merger on ICE’s earnings per share, cash flow, consolidated capitalization and financial ratios taking into account information relating to certain strategic, financial and operational benefits anticipated from the merger;

•	reviewed the reported prices and trading activity for NYSE Euronext common stock and ICE common stock;

•

compared the financial performance of NYSE Euronext and ICE and the prices and trading activity of NYSE Euronext common stock and ICE common stock with that of certain other publicly traded companies comparable with NYSE Euronext and ICE, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of NYSE Euronext and ICE and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In reaching its opinion, Morgan Stanley also assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by ICE and NYSE Euronext, and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of the respective managements of NYSE Euronext and ICE that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of ICE and NYSE Euronext of the future financial performance of each such company. In addition, Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without any waiver or amendment in any material respect of any terms or conditions and that the merger will be treated as a tax-free reorganization pursuant to the U.S. Internal Revenue Code. Morgan Stanley assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger.

Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessments of ICE and NYSE Euronext and their respective advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of NYSE Euronext’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of NYSE Euronext common stock in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of ICE or NYSE Euronext, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of its opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with preparation of its opinion to the ICE board of directors. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. For purposes of the financial analyses summarized below, the term “implied price per share” refers to the implied equity value per share for NYSE Euronext of $33.05 based on the 0.1703 exchange ratio, $11.27 per share and the closing price of ICE common stock of $127.90 per share as of December 14, 2012.

Latest 52 Week Trading Range and Historical Trading Ratios. Morgan Stanley reviewed the historical trading ranges of ICE common stock and NYSE Euronext common stock for the 52 weeks ended December 14, 2012. Morgan Stanley noted that, as of December 14, 2012, the closing prices of ICE common stock and NYSE Euronext common stock were $127.90 and $23.45 per share, respectively, and that, for the 52 weeks ended December 14, 2012, the low and high closing prices for ICE and NYSE Euronext were as follows:

Company	Low	High
ICE	$110.67	$142.75
NYSE Euronext	$22.25	$31.25

Further, when looked at from the perspective of the premium being paid by ICE for NYSE Euronext pursuant to the merger based on the respective values of the two companies’ share prices as of December 14, 2012, such premium could be summarized as follows:

Reference Date/Period for NYSE Euronext Common Stock	NYSE Euronext Share Price for Such Date/Period	Implied Premium Based on $33.05 Offer Price as of 12/14/12
At 12/14/12	$23.45	40.9%
30-Day VWAP[1]	$23.30	41.9%
60-Day VWAP	$23.99	37.8%
90-Day VWAP	$24.51	34.9%
52-Week High	$31.25	5.8%

[1]	The term VWAP refers to the volume-weighted average price during a reference period which is the weighted average prices at which the relevant share traded during such period relative to the volumes at which such shares traded at those prices.

In a related analysis, Morgan Stanley also calculated the low and high historical trading ratios of closing prices of NYSE Euronext common stock to closing prices of ICE common stock for the three years ended December 14, 2012, which indicated an implied exchange ratio reference range of 0.174x to 0.347x, as compared to the 0.2581 exchange ratio provided for in the merger (assuming an all-stock election at the relative trading values on such date).

Equity Research Stock Price Targets. Morgan Stanley also reviewed the stock price targets for ICE common stock and NYSE Euronext common stock prepared and published by equity research analysts. These targets reflected each analyst’s estimate of the future public market trading price of ICE common stock and NYSE Euronext common stock. Based on its professional judgment and experience, Morgan Stanley discounted each estimate to present value assuming a cost of equity of 11% (in the case of NYSE Euronext) and 9% (in the case of ICE), which discount rates were based on the capital asset pricing model (which we refer to in this document as CAPM) using a market risk premium, a risk-free rate and betas for NYSE Euronext common stock and ICE common stock that were determined by Morgan Stanley using then-available information. While the public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for ICE common stock and NYSE Euronext common stock and these estimates are subject to uncertainties (including the future financial performance of ICE and NYSE Euronext and future financial market conditions), the results of this analysis can be summarized as follows:

Company	Range of Analysts’ Estimated Undiscounted Future Values	Discounted Present Value Range of such Analysts’ Estimates
ICE	$133-168	$122-154
NYSE Euronext	$23-$32	$21-$29

Selected Public Companies Analyses. Morgan Stanley further reviewed and compared, using publicly available information, certain future financial information for ICE and NYSE Euronext corresponding to future financial information, ratios and public market multiples of each of those companies and certain other publicly traded corporations. For purposes of this analysis and comparison, Morgan Stanley, based on its professional judgment and experience, identified publicly traded companies which it viewed as reasonably comparable or relevant for purposes of this analysis, within each of the following three categories: (a) companies that operate multi-asset class exchanges in developed markets, (b) companies that operate multi-asset class exchanges in emerging markets and (c) companies that operate derivatives exchanges:

Type of Company/Exchange	Company Names

Multi-Asset Class Exchanges—Developed Markets	• Deutsche Börse Group • Singapore Exchange Ltd. • ASX Limited • London Stock Exchange Group plc • Nasdaq OMX Group • TMX Group Inc. • Bolsas y Mercados Españoles

Multi-Asset Class Exchanges—Emerging Markets

•   Hong Kong Exchanges and Clearing Ltd.

•   Bolsa de Valores, Mercadorias & Futuros de São Paulo

•   Bolsa Mexicana de Valores

•   Bursa Malaysia Berhad

•   Philippine Stock Exchange

•   Warsaw Stock Exchange

•   Hellenic Exchanges

Type of Company/Exchange	Company Names

Derivatives Exchanges	• CME Group Inc. • Cetip S.A. – Mercados Organizados • CBOE Holdings • Multi Commodity Exchange of India

No company utilized in the comparable company analysis is directly comparable to ICE or NYSE Euronext. In evaluating the selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ICE and NYSE Euronext, such as the impact of competition on the businesses of ICE and NYSE Euronext and on the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of ICE, NYSE Euronext or the industry or in the financial markets in general, which could affect the public trading value of the companies selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected company data.

When conducting its comparable company trading analysis for these purposes, Morgan Stanley analyzed the data for the above companies based on publicly reported information as compared to projected trading data for ICE and NYSE Euronext common stock from the various different perspectives based on the projections made available to it and described under the heading “—ICE Unaudited Prospective Financial Information.”

Specifically, Morgan Stanley reviewed for comparative purposes the ratio of the aggregate value, defined as market capitalization plus total debt, preferred stock and minority interest less cash and financial investments, to calendar years 2013 and 2014 estimated EBITDA (and, in the case of NYSE Euronext’s calendar year 2013 estimated adjusted EBITDA, adjusted for certain duplicate and one-time costs associated with the NYSE Euronext Project 14 transformational plan (as previously publicly disclosed by NYSE Euronext)). Based on publicly available research analysts’ estimates, the overall mean and median EBITDA multiples observed for the selected companies for calendar year 2013 were 8.5x and 7.5x for the Multi-Asset Class Exchanges – Developed Markets, 12.7x and 11.8x for the Multi-Asset Class Exchanges – Emerging Markets, and 9.6x and 8.2x for the Derivative Exchanges, and the overall mean and median EBITDA multiples observed for the selected companies for calendar year 2014 were 7.9x and 7.1x for the Multi-Asset Class Exchanges – Developed Markets, 11.4x and 10.6x for the Multi-Asset Class Exchanges – Emerging Markets, and 8.4x and 7.5x for the Derivative Exchanges. Based on its professional judgment and experience, Morgan Stanley applied representative ranges of financial multiples derived from the selected companies of 7.0x to 8.5x and 6.5x to 8.0x to NYSE Euronext’s calendar years 2013 estimated adjusted EBITDA and 2014 estimated EBITDA, respectively, and 8.0x to 9.0x and 7.5x to 8.5x to ICE’s calendar years 2013 and 2014 estimated EBITDA, respectively, in each case based on consensus Wall Street research analyst estimates (referred to as street consensus), and internal estimates of the managements of ICE and NYSE Euronext (referred to as management projections), including, in the case of NYSE Euronext, two sets of management projections reflecting alternative assumptions with respect to average daily trading volumes (referred to as volume growth projections and budget case projections).

Morgan Stanley also reviewed for comparative purposes the ratio of the price per share to calendar years 2013 and 2014 estimated earnings (in the case of NYSE Euronext’s calendar year 2013 estimated earnings, adjusted for certain duplicate and one-time costs associated with the NYSE Euronext Project 14 IT transformational plan). Based on publicly available research analysts’ estimates, the overall mean and median earnings multiples observed for the selected companies for calendar year 2013 were 13.5x and 11.3x for the Multi-Asset Class Exchanges – Developed Markets, 19.1x and 18.2x for the Multi-Asset Class Exchanges – Emerging Markets, and 16.6x and 15.3x for the Derivative Exchanges, and the overall mean and median earnings multiples observed for the selected companies for calendar year 2014 were 12.3x and 11.4x for the Multi-Asset Class Exchanges – Developed Markets, 17.1x and 16.0x for the Multi-Asset Class Exchanges – Emerging

Markets, and 14.5x and 13.4x for the Derivative Exchanges. Based on its professional judgment and experience, Morgan Stanley applied representative ranges of financial multiples derived from the selected companies of 10.0x to 13.0x and 9.0x to 11.0x to NYSE Euronext’s calendar year 2013 estimated earnings and 2014 estimated earnings, respectively, and 15.0x to 16.0x and 13.5x to 14.5x to ICE’s calendar years 2013 and 2014 estimated earnings, respectively, in each case based on the street consensus and management projections.

Further, Morgan Stanley conducted the above analyses for purposes of NYSE Euronext both including and excluding the impact of net cash flow synergies that were estimated by the senior management of ICE and NYSE Euronext to result from the merger and provided to Morgan Stanley for the purpose of its analyses.

The results of the above selected companies analyses for each of ICE and NYSE Euronext can be summarized as follows:

ICE Comparable Company Trading Analysis. The selected companies analysis of ICE indicated approximate implied equity value per share reference ranges for ICE common stock as follows:

•	$123 to $147 per share (utilizing ICE management projections and street consensus), as compared to ICE’s closing stock price of $127.90 per share December 14, 2012.

NYSE Euronext Comparable Company Trading Analysis. The selected companies analysis of NYSE Euronext indicated approximate implied equity value per share reference ranges for NYSE Euronext common stock as follows:

•	without including estimated potential synergies from the merger, from:

•	$21 to $34 (utilizing NYSE Euronext management’s volume growth projections, budget case projections and street consensus), and

•	including estimated potential synergies from the merger, from:

•	$28 to $42 (utilizing NYSE Euronext management’s volume growth projections, budget case projections and street consensus),

in each case as compared to the $33.05 implied price per share to be paid in the merger based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Selected Precedent Transactions Analysis and Premiums Paid. Morgan Stanley also reviewed the purchase prices paid in the following seven publicly announced selected exchange sector transactions based on publicly available information:

Transaction AnnouncementDate	Acquiror	Target
4/30/10	ICE	Climate Exchange plc
10/25/10	Singapore Exchange Ltd.	ASX Limited
2/9/11	London Stock Exchange	TMX Group
2/15/11	Deutsche Börse Group	NYSE Euronext
4/1/11	Nasdaq OMX Group/ICE	NYSE Euronext
5/15/11	Maple Group	TMX Group
11/22/11	Tokyo Stock Exchange	Osaka Securities Exchange

No company or transaction utilized in precedent transaction analyses is identical to ICE or NYSE Euronext or directly comparable to the proposed merger involving ICE and NYSE Euronext. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ICE and NYSE Euronext, such as the impact of competition on the business of ICE and/or NYSE Euronext or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of ICE and/or NYSE Euronext or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

Based on publicly available information, the overall observed low, mean, median and high trailing 12-month EBITDA multiples were 10.0x, 11.7x, 11.0x and 16.2x, respectively, for the selected transactions. Based on its review of these selected transactions utilizing public filings and other publicly available information, and its professional judgment and experience, Morgan Stanley applied a representative range of financial multiples of trailing 12-month EBITDA of 10.0x to 11.5x derived from the selected transactions to NYSE Euronext’s trailing 12-month adjusted EBITDA. The selected precedent transactions analysis of NYSE Euronext indicated an approximate implied equity value per share reference range for NYSE Euronext common stock of $34 to $41, as compared to the $33.05 implied price per share to be paid in the merger based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Morgan Stanley also reviewed the purchase prices paid and calculated the ratio of purchaser price to trailing 12-month earnings in such selected precedent transactions. Based on publicly available information, the overall observed low, mean, median and high trailing 12-month earnings multiples were 16.2x, 19.9x, 19.7x and 25.4x, respectively, for the selected transactions. Based on its review of these selected transactions utilizing public filings and other publicly available information, and its professional judgment and experience, Morgan Stanley applied a representative range of financial multiples of trailing 12-month earnings of 18.0x to 20.0x derived from the selected transactions to NYSE Euronext’s trailing 12-month adjusted earnings. The selected precedent transactions analysis of NYSE Euronext indicated an approximate implied equity value per share reference range for NYSE Euronext common stock of $36 to $39, as compared to the $33.05 implied price per share to be paid in the merger based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Morgan Stanley further reviewed the premiums paid (or proposed to be paid) to the target companies’ unaffected stock prices (defined as the stock price four weeks prior to the earliest of the deal announcement, announcement of a competing bid or market rumors) for such selected precedent transactions. Based on publicly available information, the overall observed low, mean, median and high one-trading day premiums paid in such selected transactions were 14.4%, 32.8%, 32.4% and 50.0%, respectively. Morgan Stanley, based on its professional judgment and experience, applied a selected premium range of 35% to 45% to NYSE Euronext’s closing stock price on December 14, 2012, which indicated an approximate implied equity value per share reference range for NYSE Euronext common stock of $32 to $34, as compared to the $33.05 implied price per share to be paid in the merger based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow analysis of each of ICE and NYSE Euronext, which is designed to illustrate an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company using a relevant discount rate determined by looking at comparable companies and projected cash flow growth of the relevant underlying company. Morgan Stanley calculated a range of implied equity values per share for ICE common stock and NYSE Euronext common stock based on estimates of future cash flows for calendar years 2013 through 2017 and the terminal year utilizing street consensus and management projections prepared by senior management for its own company. For purposes of these analyses, Morgan Stanley defined free cash flow as tax-affected earnings before interest and taxes plus depreciation and amortization and non-cash compensation less change in net working capital and capital expenditures.

ICE Discounted Cash Flow Analysis. In performing a discounted cash flow analysis of ICE, Morgan Stanley first calculated ICE’s estimated unlevered free cash flows, based on tax-affected earnings before interest and taxes plus depreciation and amortization and non-cash compensation less change in net working capital and capital expenditures, and then calculated a terminal value for ICE by applying to ICE’s terminal year estimated EBITDA for such businesses a selected range of EBITDA terminal value multiples of 8.0x to 9.0x. These values were then discounted to present value as of December 31, 2012 utilizing a range of discount rates of 8.0% to 10.0% and adjusted for gross debt and minority interests and less cash and short-term and long-term investments valued as of October 31, 2012. Morgan Stanley selected a range of discount rates of 8.0% to 10.0% based on the weighted average cost of capital calculated assuming a cost of equity of 8.9% based on CAPM and an estimated cost of debt of 4.0% weighted based upon the fully diluted market capitalization of 9.5 billion as of December 14, 2012 and gross debt of $850 million. This analysis indicated approximate implied equity value per share reference ranges for ICE common stock as follows:

•	$149.34 to $182.65 (utilizing management projections and street consensus), as compared to ICE’s closing stock price of $127.90 per share on December 14, 2012.

NYSE Euronext Discounted Cash Flow Analysis. In performing a discounted cash flow analysis of NYSE Euronext, Morgan Stanley first calculated NYSE Euronext’s estimated unlevered free cash flows, based on tax-affected earnings before interest and taxes plus depreciation and amortization and non-cash compensation (assumed to be zero) less change in net working capital (assumed to be zero) and capital expenditures, and then calculated a terminal value for NYSE Euronext by applying to NYSE Euronext’s terminal year estimated EBITDA a selected range of EBITDA terminal value multiples of 7.0x to 8.5x. These values were then discounted to present value as of December 31, 2012 utilizing a range of discount rates of 8.0% to 10.0% and adjusted gross debt and minority interests less cash and short-term investments valued as of September 30, 2012 and less equity method investments and investments at cost valued as of October 31, 2012. Morgan Stanley selected a range of discount rates of 8.0% to 10.0% based on the weighted average cost of capital calculated assuming a cost of equity of 11.0% based on CAPM and an estimated cost of debt of 4.0% weighted based upon the fully diluted market capitalization of $5.8 billion as of December 14, 2012 and gross debt of $2.5 billion. This analysis indicated approximate implied equity value per share reference ranges for NYSE Euronext common stock as follows:

•	without including estimated potential synergies from the merger, from

•	$29.94 to $39.81 (utilizing volume growth projections, budget case projections and street consensus), and

•	including estimated potential synergies from the merger, from:

•

$36.93 to $48.79 (based on the volume growth projections, budget case projections and street consensus), as compared to the $33.05 implied price per share to be paid in the merger based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Update of the ICE Board of Directors and Delivery of Oral Opinion.

On December 19, 2012, Morgan Stanley orally provided the ICE board of directors with an update to the financial analyses described above based on ICE’s closing stock price of $128.31 per share and NYSE Euronext’s closing stock price of $24.05 per share, in each case as of December 19, 2012, which yielded an implied price per share for NYSE Euronext of $33.12. The difference between the December 14, 2012 and the December 19, 2012 closing stock prices of ICE and NYSE Euronext were not material for purposes of the financial analyses described above or Morgan Stanley’s opinion that the consideration to be paid by ICE pursuant to the merger agreement was fair from a financial point of view to ICE.

On December 20, 2012, at a 6:30 a.m. (Eastern Time) meeting of the ICE board of directors, Morgan Stanley referred to the financial analyses that were the subject of the presentation prepared for the December 17, 2012 meeting of the ICE board of directors based on the closing stock prices of ICE and NYSE Euronext as of December 14, 2012 and the updated financial analyses provided orally at the December 19, 2012 meeting of the ICE board of directors based on the closing stock prices of ICE and NYSE Euronext as of December 19, 2012. At the December 20, 2012 meeting of the ICE board of directors, Morgan Stanley rendered its oral opinion, which was also confirmed in writing, to the ICE board of directors to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be paid by ICE pursuant to the merger agreement was fair from a financial point of view to ICE.

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of ICE or NYSE Euronext. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of ICE and NYSE Euronext. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above in connection with its opinion to the ICE board of directors as to the fairness, as of the date of such opinion, from a financial point of view to ICE of the consideration to be paid by ICE pursuant to the merger agreement. These analyses do not purport to be appraisals or to reflect prices at which the ICE common stock or NYSE Euronext common stock might actually trade.

The consideration to be paid by ICE in the merger was determined through negotiations between ICE and NYSE Euronext and was approved by the ICE board of directors. Morgan Stanley acted as financial advisor to ICE during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to ICE or that any specific consideration constituted the only appropriate consideration for the merger.

Morgan Stanley’s opinion and its presentation to the ICE board of directors were one of many factors taken into consideration by the ICE board of directors in its evaluation of the proposed merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the ICE board of directors with respect to the consideration to be paid by ICE in the merger or whether the ICE board of directors would have been willing to recommend a different merger consideration.

Morgan Stanley acted as financial advisor to ICE in connection with the merger and has received or will receive the following fees for serving in this capacity (a) $3 million upon the announcement of the merger and (b) an additional $18.5 million upon the consummation of the merger. In addition, if ICE receives any compensation from NYSE Euronext on the termination of the merger agreement pursuant to the termination provisions of that agreement, Morgan Stanley will be entitled to 12.5% of any such compensation (less the $3 million announcement fee, but capped at $21.5 million in total).

In addition to the fees described above, ICE also has agreed to reimburse Morgan Stanley for its expenses incurred in performing its services, including fees, disbursements and other charges of counsel. In addition, ICE has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Morgan Stanley and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to ICE, NYSE Euronext and their respective affiliates, for which services Morgan Stanley and its affiliates have received and would expect to receive market compensation for such services, including acting as: (i) a member of a syndicate of bank lenders under ICE’s $2.6 billion senior unsecured credit facilities in 2011; (ii) a financial advisor to ICE in connection with its acquisitions of Climate Exchange in 2010; (iii) joint bookrunner for NYSE Euronext’s $850 million senior unsecured notes offering in 2012; (iv) a member of a syndicate of bank lenders under NYSE Euronext’s $1.0 billion unsecured revolving credit facility in 2012 and (v) financial advisor to NYSE Euronext in connection with its proposed merger with Deutsche Börse Group in 2011. Since January 1, 2011, ICE paid Morgan Stanley aggregate fees of approximately $643,000 for such investment banking services provided to ICE unrelated to the merger, and NYSE Euronext paid Morgan Stanley aggregate fees of approximately $3.0 million for such investment banking services provided to NYSE Euronext.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of ICE, NYSE Euronext or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

NYSE Euronext Unaudited Prospective Financial Information

NYSE Euronext does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, NYSE Euronext is including this unaudited prospective financial information because it was made available to the NYSE Euronext board of directors, Perella Weinberg and ICE in connection with the evaluation of the merger. The inclusion of this information should not be regarded as an indication that any of NYSE Euronext, Perella Weinberg, ICE or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. In addition, the 2014 estimated data provided to ICE and Perella Weinberg were based on publicly available financial forecasts relating to NYSE Euronext published by Goldman, Sachs & Co. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. NYSE Euronext stockholders and ICE stockholders are urged to review the SEC filings of NYSE Euronext for a description of risk factors with respect to the business of NYSE Euronext. See “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of NYSE Euronext, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of NYSE Euronext contained in the Annual Report of NYSE Euronext on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this document, relates to the historical financial information of NYSE Euronext. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents selected unaudited prospective financial data for the fiscal years ending 2012 and 2013.

	2012E(1)	2013E(2)	2014E(3)
($ in millions)
EBITDA	$1,006	$1,040 – 1,126	$1,287
Adjusted EBITDA	$1,008	$1,090 – 1,176
Net Income	$458	$491 – 548	$719

(1)	2012 estimates were provided in early December 2012 and have not been updated here to reflect additional information since that time.
(2)	Range based on NYSE Euronext management assumptions of potential variance in average daily trading volumes.
(3)	2014 estimated data are based on publicly available financial forecasts relating to NYSE Euronext published by Goldman, Sachs & Co., which forecasts did not include Adjusted EBITDA. EBITDA as presented in the Goldman, Sachs & Co. financial forecasts was not calculated using the same methodology that NYSE Euronext used for purposes of its unaudited prospective financial information.

For purposes of the unaudited prospective financial information that was prepared by NYSE Euronext and provided to Perella Weinberg and ICE and presented herein, EBITDA is calculated by taking NYSE Euronext’s operating income and adding depreciation and amortization and merger expenses and exit costs, and Adjusted EBITDA is calculated by taking EBITDA and adding the amounts necessary to generate the benefits related to NYSE Euronext’s cost savings program Project 14.

NYSE Euronext and ICE calculate certain non-GAAP financial metrics including EBITDA using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this document with respect to the opinions of the financial advisors to ICE and NYSE Euronext may not be directly comparable to one another.

In preparing the foregoing unaudited projected financial information, NYSE Euronext made a number of assumptions regarding, among other things, interest rates, foreign exchange rates, trading volumes, corporate financing activities, including amount and timing of the issuance of debt, NYSE Euronext common share price appreciation and the timing and amount of common share issuances, annual dividend levels, the amount of income taxes paid, and the amount of general and administrative costs.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” beginning on pages [    ], and [    ], respectively, all of which are difficult to predict and many of which are beyond the control of ICE and/or NYSE Euronext and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of NYSE Euronext that the management of NYSE Euronext believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the merger. ICE stockholders and NYSE Euronext stockholders are urged to review NYSE Euronext’s most recent SEC filings for a description of NYSE Euronext’s reported and anticipated results of operations and financial condition and capital resources during 2011 and 2012, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, which are incorporated by reference into this document.

Readers of this document are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by NYSE Euronext, ICE or any other person to any NYSE Euronext stockholder or any ICE shareholder regarding the ultimate performance of NYSE Euronext compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

NYSE EURONEXT DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

ICE Unaudited Prospective Financial Information

ICE does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, ICE is including this unaudited prospective financial information because it was made available to the ICE board of directors and Morgan Stanley in connection with the evaluation of the merger. In addition, certain of the unaudited prospective financial information was also made available to NYSE Euronext in connection with its evaluation of the merger. The inclusion of this information should not be regarded as an indication that any of ICE, Morgan Stanley, NYSE Euronext or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. ICE reviews and updates its internal projections regularly and has revised its internal projections since December 2012. ICE is under no obligation to update prospective financial data included in this joint proxy statement/prospectus and does not intend to do so.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. ICE stockholders and NYSE Euronext stockholders are urged to review the SEC filings of ICE for a description of risk factors with respect to the business of ICE. See “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of ICE, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of ICE contained in the Annual Report of ICE on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this document, relates to the historical financial information of ICE. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents a range of selected unaudited prospective financial data for the fiscal years ending 2012, 2013 and 2014.

	2012E	2013E	2014E
($ in million)
EBITDA(1)	$963 – 966	$1,050 – 1,075	$1,142 – 1,194
Net Income(1)	$552 – 557	$617 – 626	$684 – 703

(1)	Ranges based on management projections and street consensus. NYSE Euronext was provided the low end of each range for purposes of its analysis.

For purposes of the unaudited prospective financial information provided to Morgan Stanley and NYSE Euronext and presented herein, EBITDA is calculated as operating income plus depreciation and amortization expenses.

ICE and NYSE Euronext calculate certain non-GAAP financial metrics including EBITDA using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this document with respect to the opinions of the financial advisors to NYSE Euronext and ICE may not be directly comparable to one another.

In preparing the foregoing unaudited projected financial information, ICE made a number of assumptions regarding, among other things, interest rates, corporate financing activities, including amount and timing of the issuance of debt, ICE common share price appreciation and the timing and amount of common share issuances, annual dividend levels, the amount of income taxes paid, and the amount of general and administrative costs.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” beginning on pages [    ], and [    ], respectively, all of which are difficult to predict and many of which are beyond the control of NYSE Euronext and/or ICE and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of ICE that the management of ICE believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the merger. NYSE Euronext stockholders and ICE stockholders are urged to review ICE’s most recent SEC filings for a description of ICE’s reported and anticipated results of operations and financial condition and capital resources during 2011 and 2012, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, which are incorporated by reference into this document.

Readers of this document are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by NYSE Euronext, ICE or any other person to any NYSE Euronext stockholder or any ICE shareholder regarding the ultimate performance of ICE compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

ICE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Management and Board of Directors of ICE After the Merger

Upon completion of the merger, Jeffrey C. Sprecher would continue as Chairman and CEO of the combined company, Charles A. Vice would continue as President and Chief Operating Officer and Scott A. Hill would continue as CFO. Duncan L. Niederauer, the current CEO of NYSE Euronext, would become President of the combined company and CEO of NYSE Group. In addition, four members of the NYSE Euronext board as of immediately prior to the merger would be added to the ICE board of directors, which would be expanded to 15 members.

The remaining current directors and senior officers of ICE are expected to continue in their current positions following the completion of the merger. Information about the current ICE directors and executive officers can be found in the documents listed under “Where You Can Find More Information.”

Interests of NYSE Euronext Directors and Executive Officers in the Merger

NYSE Euronext’s executive officers and directors have interests in the merger that are different from, or in addition to, the interests of NYSE Euronext’s stockholders. These interests include, but are not limited to, the treatment in the merger agreement of restricted stock units, stock options and other rights held by these executive officers and directors and the interests certain executive officers of NYSE Euronext have by reason of their respective employment agreements with NYSE Euronext, among other interests described below. The members of the NYSE Euronext board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that NYSE Euronext stockholders approve the Merger proposal.

Treatment of Equity Awards

Each of NYSE Euronext’s executive officers and non-employee directors holds vested and unvested equity awards. Upon the consummation of the merger, these equity awards will be treated as follows, as described in more detail in the section of this document entitled “The Merger Agreement—Effect of the Merger on NYSE Euronext Stock Options and Awards”:

•

each stock option and stock appreciation right denominated in shares of common stock of NYSE Euronext will be converted into a substantially equivalent stock option or stock appreciation right denominated in shares of common stock of ICE;

•

time-vesting NYSE Euronext annual bonus restricted stock units granted prior to or after the signing of the merger agreement and time-vesting NYSE Euronext long-term incentive plan restricted stock units granted prior to the signing of the merger agreement will vest in full and become distributable in shares of common stock of ICE, while time-vesting long-term incentive plan restricted stock units granted after the signing of the merger agreement will be converted into substantially equivalent restricted stock units denominated in shares of common stock of ICE and will vest in full upon the third anniversary of the date of grant of the restricted stock unit or, if earlier, upon a termination without “cause” or a resignation for “good reason” after the closing (for this purpose, “good reason” has the meaning set forth in the applicable officer’s employment agreement or, if no such agreement exists (or if such agreement does not provide for a “good reason” or similar definition), a reduction in base salary after the merger or a relocation of the officer’s principal place of employment after the merger by more than 50 miles from the applicable officer’s principal place of employment as of immediately prior to the merger, subject to the surviving company’s right to “cure” such a reduction or relocation, as applicable, within 30 days after receipt of notice of such reduction or relocation from the officer); and

•

performance criteria applicable to NYSE Euronext performance stock units granted prior to the signing of the merger agreement and held by Duncan L. Niederauer, NYSE Euronext’s chief executive officer, will be deemed attained based on the value of the standard merger consideration, with the award converting into a substantially equivalent ICE stock unit award subject to the same time-vesting conditions in effect immediately prior to the merger, and performance criteria applicable to NYSE Euronext performance stock units granted after the signing of the merger agreement and held by Mr. Niederauer will be deemed attained based on the greater of target or actual performance as of the month ending prior to the month in which the merger occurs, with the award converting into a substantially equivalent ICE stock unit award subject to the same time-vesting conditions in effect immediately prior to the merger (upon a termination without “cause” or a resignation for “good reason,” in each case after the merger, a prorated percentage of the units vests as of the date of his termination or resignation equal to (x) the number of days from January 1 of the year of grant through the date of termination divided by (y) the number of days during the vesting period, multiplied by (z) 100, with the remaining percentage of the units forfeited).

Based upon equity award holdings as of December 31, 2012, the aggregate number of unvested annual bonus restricted stock units and unvested long-term incentive plan restricted stock units held by the executive officers is as follows: Mr. Niederauer: [    ]; Mr. Cerutti: [    ]; Mr. Geltzeiler: [    ]; Mr. Leibowitz: [    ]; Mr. Halvey: [    ]; Mr. Duranton: [    ]; and the [    ] other executive officers (as a group): [    ]. For an estimate of the value of the “single-trigger” vesting of all such restricted stock units held by NYSE Euronext’s named executive officers upon the consummation of the merger, see “—Change of Control Compensation for NYSE Euronext’s Named Executive Officers” below. The value of the “single-trigger” vesting of all such restricted stock units held by the [    ] other executive officers (as a group) upon the consummation of the merger, assuming a stock value based upon the average closing price per share over the five business days following the public announcement of the transaction on December 20, 2012, is $[            ]. None of NYSE Euronext’s non-employee directors holds any unvested restricted stock units.

Based upon equity award holdings as of December 31, 2012, the number of unvested performance stock units held by Mr. Niederauer is [    ]. For an estimate of the value of the “double-trigger” prorated vesting of such performance stock units upon a termination without “cause” or a resignation for “good reason,” upon or in connection with the merger see “—Change of Control Compensation for NYSE Euronext’s Named Executive Officers” below.

Employment Agreements for Messrs. Niederauer, Leibowitz, Geltzeiler, Halvey and Duranton.

NYSE Euronext is party to employment agreements that provide change-of-control and severance benefits to Messrs. Niederauer, Leibowitz, Geltzeiler, Halvey, and Duranton upon termination of the executive’s employment by NYSE Euronext without “cause” or by the executive for “good reason” (as such terms are defined below) within two years following (or, in the case of Mr. Duranton, in connection with) a change of control or, in the case of Mr. Niederauer, at any time during the term of his agreement. If, within two years following (or, in the case of Mr. Duranton, in connection with) a change of control of NYSE Euronext (which would include the merger), or, in the case of Mr. Niederauer, at any time during the term of his agreement, the executive’s employment is terminated by NYSE Euronext or ICE without “cause” or the executive resigns for “good reason,” then the executive would be entitled to receive, subject to signing and not revoking a release:

•

a prorated annual bonus for the year of termination, in an amount based on the achievement of the applicable performance metrics for such year, payable in a lump sum in cash by the Company at the time that annual bonuses are otherwise paid by the Company;

•

severance in an amount equal to two times the sum of the executive’s base salary and target bonus, payable in a lump sum in cash by the Company (subject to the 6-month delay under Section 409A of the Internal Revenue Code) within 45 days of the effective date of termination (and in no event discounted for the time value of money);

•	health and life insurance benefits following such termination or resignation for two years;

•	full vesting (as of the effective date of termination) of equity awards granted to the executive in connection with an annual bonus;

•

vesting (as of the effective date of termination) of the next tranche of other equity awards subject to time-based vesting conditions, which for all such outstanding equity awards as of the date hereof is full vesting because all such awards are cliff vesting; and

•	pro rata vesting of performance-based equity awards held by the executive (based on actual performance) at the time that such awards would otherwise vest absent the executive’s termination.

Pursuant to the merger agreement, NYSE Euronext may amend Mr. Duranton’s employment agreement to provide that a termination other than for “cause” or a resignation for “good reason,” in each case within two years following (rather than solely in connection with) a change in control, including the merger, would provide for a severance multiple of two.

In addition, except in the case of Mr. Niederauer, the employment agreements provide that the executive is entitled to a “gross-up” from the Company for any excise taxes triggered under Section 4999 of the Internal Revenue Code in connection with the payment of any change-of-control payments or benefits, except that if such payments do not exceed 110% of the maximum amount payable to the executive without triggering the excise tax, the executive’s payments would be reduced to $5,000 less than such maximum amount. In the case of Mr. Niederauer, on March 26, 2012, the Company entered into an amended and restated employment agreement with Mr. Niederauer, pursuant to which Mr. Niederauer waived his right to the above-described gross-up included in his prior employment agreement and agreed to a “better-off net after-tax cutback,” whereby the amount of payments and benefits payable to Mr. Niederauer are reduced to $1,000 less than the maximum amount payable to him without triggering the excise tax if, after such reduction, Mr. Niederauer payments would be greater on an after-tax basis than if no reduction applied and Mr. Niederauer received all payments and benefits and paid all excise taxes triggered under Section 4999 of the Internal Revenue Code with respect to such payments and benefits.

“Good reason” generally means the occurrence of any of the following events or actions that remains uncured by NYSE Euronext for 30 days after the executive’s written notice: (i) a material reduction in the executive’s base salary or target bonus (which generally means one or more reductions that, individually or in the aggregate, exceed five percent of the executive’s highest base salary or target bonus, as the case may be); (ii) a relocation of the executive’s principal office to more than 50 miles from New York, New York (or New York, NY, London or Paris for Mr. Duranton); (iii) a (material, in the case of Mr. Leibowitz) diminution of title or material diminution of authority, duties or responsibilities, or the assignment to the executive of titles, authorities, duties, or responsibilities that are materially inconsistent with the executive’s title, authority, duties, or responsibilities; (iv) a change in reporting so that the executive does not report to, in the case of Mr. Niederauer, the board of directors of the resulting company, and in the cases of Messrs. Leibowitz, Geltzeiler, Halvey and Duranton, to the chief executive officer; (v) the failure by NYSE Euronext to obtain an assumption of its obligations under the employment agreement by the resulting company within 15 days after the effective date of the merger; (vi) a material breach by NYSE Euronext of the employment agreement; (vii) in the case of Mr. Niederauer, the failure to nominate him as a director in the first election following his removal from the board of directors; (viii) in the case of Mr. Duranton, his no longer being the most senior human resources officer of NYSE Euronext and its affiliates; or (ix) in the case of Mr. Halvey, his no longer being the sole and top legal officer of NYSE Euronext and its affiliates.

Employment Agreement for Dominique Cerutti.

The employment agreement between NYSE Euronext and Dominique Cerutti (president and deputy chief executive officer) provides that, upon a termination for any reason (excluding a resignation for any reason, a dismissal for gross or willful misconduct, or an agreed-upon termination) in connection with, in anticipation of, or within two years after a change of control (which would include the merger), Mr. Cerutti is entitled to receive:

•	severance in an amount equal to 150% of the sum of his base salary and maximum annual bonus;

•

cash payments from the Company in monthly installments in an amount equal to 50% of the sum of his base salary and maximum annual bonus as consideration for his compliance with the one-year post-termination non-competition and non-solicitation covenants of his employment agreement;

•	equity awards granted in connection with an annual bonus and restricted stock units granted as part of his one-time 2009 bonus would fully vest as of the effective date of his termination;

•

vesting (as of the effective date of termination) of the next tranche of other equity awards subject to time-based vesting conditions, which for all such outstanding equity awards as of the date hereof is full vesting because all such awards are cliff vesting; and

•	pro rata vesting of performance-based equity awards held by the executive (based on actual performance) at the time that such awards would otherwise vest absent the executive’s termination.

For an estimate of the value of the change-of-control and severance benefits that each of NYSE Euronext’s named executive officers would be entitled to receive pursuant to his employment agreement upon termination of the executive’s employment by NYSE Euronext without “cause” or by the executive for “good reason” within two years following (or, in the case of Mr. Duranton, in connection with) a change of control or, in the case of Mr. Niederauer, at any time during the term of his agreement, see “—Change of Control Compensation for NYSE Euronext’s Named Executive Officers” below.

Severance Upon Qualifying Termination of Employment of Claudia Crowley

Upon an involuntary termination of employment of Claudia Crowley other than for “cause,” she would, subject to her prior execution and non-revocation of a release of claims against NYSE Euronext and its affiliates, be entitled to receive 52 weeks of base salary and an amount in respect of the bonus for the year in which her termination of employment occurs (paid in equal installments in accordance with NYSE Euronext’s payroll practices in effect from time to time), continued healthcare coverage at active employee rates for 52 weeks (and COBRA continuation thereafter) and outplacement benefits.

Change of Control Compensation for NYSE Euronext’s Named Executive Officers

The following table sets forth the amount of payments and benefits that each NYSE Euronext named executive officer would receive in connection with the merger that are based on or otherwise relate to the merger, assuming the consummation of the merger occurred on December 31, 2012 and the employment of the named executive officer is terminated other than for “cause” or the officer resigns for “good reason,” in each case on such date. The payments and benefits included in the table below are subject to a non-binding advisory vote of NYSE Euronext’s shareholders, as described under “NYSE Euronext Proposals—Merger-Related Named Executive Officer Compensation Proposal.” For additional details regarding the terms of the payments quantified below, see “—Interests of NYSE Euronext’s Directors and Executive Officers in the Merger.”

Golden Parachute Compensation

Name	Cash(1)			Equity(2)			Pension/ NQDC			Perquisites/ Benefits(3)			Tax Reimbursement(4)			Other			Total
Duncan L. Niederauer (Chief Executive Officer)	$	[	]	$	[	]	$	[	]	$	[	]		$0		$	[	]	$	[	]
Dominique Cerutti (President and Deputy Chief Executive Officer)	$	[	][3]	$	[	]	$	[	]		$0		$	[	]	$	[	]	$	[	]
Michael S. Geltzeiler (Group Executive Vice President and Chief Financial Officer)	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]
Lawrence E. Leibowitz (Chief Operating Officer)	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]
John K. Halvey (Group Executive Vice President and General Counsel)	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]
Philippe Duranton (Group Executive Vice President and Global Head of Human Resources)	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]

(1)	Amount equals the sum of (i) the “double-trigger” cash severance provided to the executive under the terms of the executive’s employment agreement upon a qualifying termination of employment, as described in the narrative disclosures above, in the following amounts: Mr. Niederauer: $[ ]; Mr. Cerutti: $[ ]; Mr. Geltzeiler: $[ ]; Mr. Leibowitz: $[ ]; Mr. Halvey: $[ ]; and Mr. Duranton: $[ ]; and (ii) the “double-trigger” prorated short-term incentive award to which the executive is entitled under the terms of the executive’s employment agreement upon a qualifying termination of employment, as described in the narrative disclosures above, in the following amounts: Mr. Niederauer: $[ ]; Mr. Cerutti: $[ ]; Mr. Geltzeiler: $[ ]; Mr. Leibowitz: $[ ]; Mr. Halvey: $[ ]; and Mr. Duranton: $[ ]. In the case of Mr. Cerutti, the amount also includes $[ ] in compensation provided under his employment agreement upon a qualifying termination of employment in consideration of non-compete and non-solicit obligations for a period of one year following termination of his employment, as described in the narrative disclosures above. Each named executive officer would be entitled to receive cash severance and, other than Mr. Cerutti, a prorated short-term incentive award upon a qualifying termination of employment at any time during the term of his employment agreement, regardless of the occurrence of a change of control, provided that in the absence of the occurrence of a change of control, the severance multiple for Messrs. Geltzeiler, Leibowitz, Halvey and Duranton would be one and the severance multiple for Mr. Cerutti would be one-half (the severance multiple for Mr. Niederauer would remain the same).
(2)	Amount equals the value of the “single-trigger” vesting of all unvested time-vesting restricted stock units held by the executive upon the consummation of the merger, as described in the narrative disclosures above, except that in the case of Mr. Niederauer, the amount equals the sum of (i) the value of the “single-trigger” vesting of all unvested time-vesting restricted stock units held by him upon the consummation of the merger ($[ ]), and (ii) the value of the “double-trigger” prorated vesting of his performance stock units upon a termination without “cause” or a resignation for “good reason,” as described in the narrative disclosures above ($[ ]). Stock value is based upon the average closing price per share over the five business days following the public announcement of the transaction on December 20, 2012. Mr. Niederauer would be entitled to receive prorated vesting of his performance stock units upon a qualifying termination of employment at any time during the term of his employment agreement, regardless of the occurrence of a change of control.
(3)	Amount includes the “double-trigger” health and life insurance continuation benefits provided to the executive under the terms of the executive’s employment agreement upon a qualifying termination of employment, as described in the narrative disclosures above. The amount reflected in the column assumes that the executive would not have become re-employed with another employer, thereby making him eligible for health care and/or life insurance benefits under such other employer’s benefit plans. Each named executive officer (other than Mr. Cerutti) would be entitled to receive health and life insurance continuation benefits upon a qualifying termination of employment at any time during the term of his employment agreement, regardless of the occurrence of a change of control, provided that in the absence of the occurrence of a change of control, the continuation period for Messrs. Geltzeiler, Leibowitz, Halvey and Duranton would be one year (the continuation period for Mr. Niederauer would remain the same).

(4)	As described above, the amount equals the value of the “single-trigger” tax reimbursement benefits provided to the executive (other than Mr. Niederauer, who does not have a “gross-up”) under the terms of the executive’s employment agreement for any excise taxes triggered under Section 4999 of the Internal Revenue Code. The value of the tax reimbursement amount set forth in the table for each executive (A) assumes that (i) the merger is consummated, and the executive’s qualifying termination of employment occurs, on December 31, 2012, and (ii) 2012 federal and state income and other employment-related tax rates apply, and (B) was calculated (i) using a “base amount” (within the meaning of Section 280G of the Internal Revenue Code) based upon the applicable executive’s W-2 compensation for the five taxable years beginning with 2007 and ending with 2011 and (ii) without taking into account the potential value of restrictive covenants to which the executive is subject. If the merger is consummated, and the executive’s qualifying termination of employment occurs, in 2013, the value of the “single-trigger” tax reimbursement benefits provided to the executives (other than Mr. Niederauer, who does not have a “gross-up”) under the terms of the officers’ respective employment agreements for any excise taxes triggered under Section 4999 of the Internal Revenue Code may increase or decrease based on changes to any of the above assumptions, calculations or other variables.

Regulatory Approvals Required for the Merger

Competition and Antitrust

U.S. Antitrust Clearance

Under the HSR Act, and the rules promulgated thereunder by the FTC, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting periods have expired. On January 16, 2013, ICE and NYSE Euronext each filed a notification and report form under the HSR Act with the FTC and the DOJ.

European Competition Authorities

In the EU, the merger is subject to the merger control jurisdiction of the national competition authorities in Portugal, Spain and the UK. ICE and NYSE Euronext intend to request a referral of the merger to the European Commission pursuant to Article 4(5) of Council Regulation (EC) No. 139/2004 (which is referred to in this document as the “EU Merger Regulation”), such that merger clearance is required from only the European Commission in the EU. The European Commission has 25 working days following receipt of a complete notification form to issue a decision declaring the merger to be compatible with the EU Internal Market or to open an in-depth investigation. If the Commission initiates an in-depth investigation, it must issue a final decision as to whether or not the merger is compatible with the Internal Market no later than 90 working days after the initiation of the in-depth investigation (although this period may be extended in certain circumstances). ICE and NYSE Euronext expect to submit the notification (Form CO) during the first half of 2013.

Waiting Periods

As of the date of this document, the applicable waiting periods under the HSR Act and EU Merger Regulation have not expired or been terminated. The parties believe that the merger can be effected in compliance with all applicable antitrust laws. However, there can be no assurance that the governmental reviewing authorities will terminate or permit any applicable waiting periods to expire, or approve or clear the merger at all or without restrictions or conditions. There also can be no assurance that a challenge to the completion of the merger on antitrust grounds will not be made or that, if such a challenge were made, the parties would prevail or would not be required to accept certain conditions, possibly including certain divestitures, in order to complete the merger.

Regulatory Authorities

Consummation of the merger is subject to the receipt of various regulatory approvals, including from the SEC with respect to applications pursuant to Rule 19b-4 under the Exchange Act, the U.S. Commodity Futures Trading Commission, the Dutch Minister of Finance (with the advice of the Netherlands Authority for the

Financial Markets (Autoriteit Financiële Markten) (the “AFM”)) or the AFM on behalf of the Dutch Minister of Finance with respect to various aspects of the transaction, the Dutch Central Bank, the College of Euronext Regulators, the French Banking Regulatory Authority (Autorité de contrôle prudentiel), the French Minister of the Economy, the U.K. Financial Services Authority (the “FSA”), the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés financiers) (“FSMA”), the Belgian Ministry of Finance, the Portuguese Minister of Finance and the Portuguese Commisão do Mercado de Valores Mobiliários (“CMVM”). See “The Merger Agreement—Conditions to the Consummation of the Merger.”

SEC Approvals

NYSE Euronext’s subsidiaries, New York Stock Exchange, LLC, NYSE Arca, Inc. and, NYSE MKT LLC (formerly known as NYSE Amex LLC), are self-regulatory organizations registered as national securities exchanges pursuant to Section 6 of the Exchange Act, and, as such, they must comply with certain obligations under the Exchange Act. Pursuant to Section 19 of the Exchange Act and the related rules of the SEC, all changes in the rules of self-regulatory organizations must be submitted to the SEC for approval. For this purpose, rule changes include, in addition to rules regulating listings and market conduct, certain proposed amendments to the certificate of incorporation, bylaws or related documents of the self-regulatory organizations as well as those of their direct and indirect parent companies including NYSE Euronext and ICE. No proposed rule change can take effect unless approved by the SEC or otherwise permitted by Section 19 of the Exchange Act.

Under Section 19 of the Exchange Act, the text of the proposed rule change, together with a concise general statement of the statutory basis and the purpose of the change, must be submitted to the SEC. The SEC gives interested parties the opportunity to comment by publishing the proposal in the Federal Register. Comment letters typically are forwarded by the SEC to the self-regulatory organization for response. Within a period of 45 days of the publication of the proposed rule change (or a longer period of up to 90 days, if the SEC considers it appropriate), the SEC must either approve the proposal or institute proceedings to determine whether the proposed rule change should be disapproved. Such proceedings should be concluded within 180 days of the date of the publication of the proposed rule change, although the SEC may extend the deadline by another 60 days if necessary. The SEC will approve a proposed rule change if it finds that the change is consistent with the requirements of the Exchange Act and the rules and regulations under it. Self-regulatory organizations may consent to extensions of any of these periods and, as a practical matter, will generally do so while addressing any concerns raised by the SEC staff.

European Regulators

It is currently expected that a number of European regulatory approvals will be solicited or are required and a number of filings will be made in connection with the merger, including (in alphabetical order by country name):

Belgium

•

Declaration of non-objection to the intended change of ownership and control of Euronext Brussels S.A./N.V. by the FSMA within the 30-day period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002 on the Supervision of the Financial Sector and on Financial Services (“Belgian Law of August 2, 2002”), or no prohibition regarding the intended change of ownership and control of Euronext Brussels S.A./N.V. by the FSMA within the 30-day period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002; and

•

Confirmation by the Belgian Ministry of Finance for Euronext Brussels S.A./N.V. regarding the preservation of its status as regulated market and as a licensed market operator pursuant to Articles 3, 17 and 18 of the Belgian Law of August 2, 2002, or in the absence of such confirmation, no written notification from the Belgian Ministry of Finance to the contrary.

College of Euronext Regulators

•

Declaration of non-objection from the College of Euronext Regulators, as required pursuant to the Memorandum of Understanding between the members of the College of Euronext Regulators dated June 24, 2010.

France

•

Approval by the French Banking Regulatory Authority of the change of ownership and control of Euronext Paris S.A. in its capacity as a credit institution, pursuant to French Regulation 96-16 of the Comité de la Réglementation Bancaire et Financière; and

•

Approval by the French Minister of the Economy, upon the advice of the French Autorité des Marchés Financiers, of the change of ownership and control of Euronext Paris S.A. and, if required, BlueNext S.A. in their capacity as market operators, pursuant to Article L. 421-9 II of the French Monetary and Financial Code (Code monétaire et financier).

The Netherlands

•

Declaration of non-objection to ICE allowing ICE to indirectly acquire the shares in NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V., Euronext N.V. and Euronext Amsterdam N.V. by the Dutch Minister of Finance (with the advice of the AFM), pursuant to Section 5:32d of the Dutch Financial Supervision Act (Wet op het financiëel toezicht);

•

Confirmation, reissuance, renewal or amendment of the existing declarations of non-objection, if required by the Dutch Minister of Finance or the AFM on behalf of the Dutch Minister of Finance, as applicable, issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V by the Dutch Minister of Finance (with the advice of the AFM) pursuant to Section 5:32d of the Dutch Financial Supervision Act (Wet op het financiëel toezicht), in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares of NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V., Euronext N.V. and Euronext Amsterdam N.V. or indication that no such confirmation, reissuance, renewal or amendment is required by the Dutch Minister of Finance and the AFM; and

•

Review and approval of the merger by the Dutch Minister of Finance and the AFM and confirmation, reissuance, renewal or amendment of the existing exchange license granted to NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V., Euronext N.V. and Euronext Amsterdam N.V., by the Dutch Minister of Finance or the AFM, if required, pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act (Wet op het financiëel toezicht), or indication that no such confirmation, reissuance, renewal, or amendment is required by the Dutch Minister of Finance and the AFM.

Portugal

•

Explicit pre-approval by the Portuguese Minister of Finance of the change of ownership and control of Euronext Lisbon Sociedade Gestora de Mercados Regulamentados, S.A. (“Euronext Lisbon”) upon an opinion of the CMVM, pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

•

Pre-notification to the CMVM regarding the acquisition of a direct or indirect qualifying holding in Euronext Lisbon and Interbolsa, S.A. and lapse of the statutory period without a decision being taken or declaration of non-objection by the CMVM, each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended; and

•	Approval of the merger by the Autoridade da Concorrência under Law No. 19/2012, jurisdiction to decide the matter is declined by the Autoridade da Concorrência or expiration of all applicable waiting periods without a decision being taken by the Autoridade da Concorrência if jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation.

Spain

•

Approval of the merger by the Comisión Nacional de la Competencia under Law No. 15/2007 or confirmation from the Comisión Nacional de la Competencia that Law No. 15/2007 does not apply to the transaction or expiration of all applicable waiting periods without a decision being taken by the Comisión Nacional de la Competencia if jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation.

Switzerland

•	Notification to the Swiss Financial Market Supervisory Authority of all material changes to LIFFE Administration and Management’s business activities in Switzerland.

United Kingdom of Great Britain and Northern Ireland

•	Approval of the FSA in respect of the change of ownership and control of LIFFE Administration and Management and, if required, NYSE US LLC;

•	Approval of the FSA in respect of the change of ownership and control of Liffe Services Limited, Smartpool Trading Limited and Fix City Limited; and

•

Approval of the merger by the Office of Fair Trading or Competition Commission under the Enterprise Act 2002 or jurisdiction to decide the matter is declined by the Office of Fair Trading or Competition Commission if jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation.

Regulators of Non-European Countries

In addition, it is currently expected that a number of regulatory approvals in other countries will be solicited and a number of filings will be made in connection with the merger, including (in alphabetical order by country name):

Brazil

•	Notification to the Brazilian Comissão de Valores Mobiliários regarding the merger.

Hong Kong

•	Notification to the Hong Kong Securities and Futures Commission of any material changes to LIFFE Administration and Management’s business.

Japan

•	Notification to the Japanese Ministry of Finance of any material changes to LIFFE Administration and Management’s business.

Qatar

•	Approval of any change of control of Qatar Exchange (NYSE Euronext 12% subsidiary) by the Qatar Financial Markets Authority / Qatar Financial Center Regulatory Authority, if required.

Singapore

•	Notification to the Monetary Authority of Singapore of a change of control regarding LIFFE Administration and Management.

Taiwan

•	Notification to the Taiwan Securities and Futures Bureau of any material changes to LIFFE Administration and Management’s business in Taiwan.

United States

•	Approval of FINRA under NASD Rule 1017 for a change in control in Archipelago Trading Services LLC and Archipelago Securities, Inc.;

•	Notification to the CFTC for change of control of NYSE Liffe U.S., LLC as a designated contract market; and

•	Approval of CFTC for change of control of New York Portfolio Clearing as a derivatives clearing organization.

Stock Exchange Listing

The shares of ICE’s common stock to be issued in the merger as the stock portion of the merger consideration and such other shares of ICE common stock to be reserved for issuance in connection with the merger must be approved for listing on the New York Stock Exchange, subject to the official notice of issuance.

Commitment to Obtain Approvals

NYSE Euronext and ICE have agreed to use reasonable best efforts to obtain as promptly as practicable all consents and approvals of any governmental authority, self-regulatory organization or any other third party necessary or advisable in connection with the merger, subject to limitations as set forth in the merger agreement. See “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions.”

General

While ICE and NYSE Euronext believe that they will receive the requisite regulatory approvals for the merger, there can be no assurances regarding the timing of the approvals, their ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals. There can likewise be no assurance that U.S. federal, state or non-U.S. regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge. ICE’s and NYSE Euronext’s obligation to complete the merger is conditioned upon the receipt of certain approvals from the SEC, U.S. federal and state governmental authorities, the European Commission, other European regulators and other governmental authorities. See “The Merger Agreement—Conditions to the Consummation of the Merger.”

Accounting Treatment

ICE prepares its financial statements in accordance with U.S. GAAP. The accounting guidance for business combinations, referred to as ASC 805, requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill.

In a business combination effected through an exchange of equity interests, such as the merger, the entity that issues the interests (ICE in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests of the shareholders of the constituent companies in the combined entity after the merger. In this case, NYSE Euronext stockholders participating in the exchange offer (and pro rata distribution, if any) are expected to receive approximately 36% of the equity ownership and associated voting rights in ICE after the merger.

•

The composition of the governing body of ICE after the merger. In this case, the eleven members of the board of directors of ICE immediately following the merger will consist of the members of the board of directors of ICE immediately prior to the consummation of the merger. In addition, as of the consummation of the merger, ICE will increase the size of its board of directors by four members, and individuals selected by NYSE Euronext and approved by the Nominating and Governance Committee of the board of directors of ICE will be appointed to fill the vacancies.

•	The composition of the senior management of ICE after the merger. In this case, ICE’s executive officers following the merger will consist of ICE’s executive officers immediately prior to the merger.

ICE’s management has determined that ICE will be the accounting acquiror in the merger based on the facts and circumstances outlined above and the detailed analysis of the other relevant U.S. GAAP guidance. Consequently, ICE will allocate the purchase price to the fair value of NYSE Euronext’s tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the merger, with any excess of the purchase price over those fair values being recorded as goodwill. The purchase price will be based on the fair value of the consideration given, which will be equal to the cash and the market value of ICE common stock (based on the closing price per share on the closing date of the merger) issued in connection with the merger. Identified intangibles will be amortized over their estimated lives. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

The accounting results of NYSE Euronext will be included in the operating results of ICE beginning from the date of completion of the merger. The recorded assets and liabilities of ICE will be carried forward at their recorded amounts and the historical operating results will be unchanged for the prior periods being reported on. Upon consummation of the merger, the historical financial statements will reflect only the operations and financial condition of ICE.

Public Trading Markets

ICE common stock is listed on the New York Stock Exchange under the symbol “ICE.” NYSE Euronext common stock is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.”

Upon completion of the merger, NYSE Euronext common stock will be delisted from the New York Stock Exchange and Euronext Paris and thereafter will be deregistered under the Exchange Act. The ICE common stock issuable in the merger will be listed on the New York Stock Exchange.

Resale of ICE Common Stock

All shares of ICE common stock received by NYSE Euronext stockholders as consideration in the merger will be freely tradable for purposes of the Securities Act of 1933, as amended, which is referred to as the Securities Act, and the Exchange Act, except for shares of ICE common stock received by any NYSE Euronext stockholder who becomes an “affiliate” of ICE after completion of the merger. This document does not cover resales of shares of ICE common stock received by any person upon completion of the merger, and no person is authorized to make any use of this document in connection with any resale.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement, which was executed on December 20, 2012. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Appendix A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. Factual disclosures about NYSE Euronext and ICE contained in this joint proxy statement/prospectus or in NYSE Euronext’s or ICE’s public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about NYSE Euronext or ICE contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by NYSE Euronext, ICE and Merger Sub were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by NYSE Euronext, ICE and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that NYSE Euronext and ICE delivered to each other in connection with the merger agreement, which disclosures were not included in the merger agreement attached to this joint proxy statement/prospectus as Appendix A. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus, the documents incorporated by reference into this joint proxy statement/prospectus, and reports, statements and filings that NYSE Euronext and ICE file with the SEC from time to time. See the section entitled “Where You Can Find More Information.”

The Merger

The merger agreement provides for the merger of NYSE Euronext with and into Merger Sub upon the terms, and subject to the conditions, set forth in the merger agreement. As the surviving company, Merger Sub, a wholly owned subsidiary of ICE, will continue to exist following the merger and the separate corporate existence of NYSE Euronext will cease.

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to by ICE and NYSE Euronext, the closing of the merger will take place on a date to be specified by the parties to the merger agreement, which may be no later than the fourth business day following the day on which the last of the conditions to consummate the merger (described under “—Conditions to the Consummation of the Merger”) have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions).

Assuming timely satisfaction of the necessary closing conditions, the closing of the merger is expected to occur in the second half of 2013. The effective time of the merger will occur as soon as practicable following the closing of the merger upon Merger Sub filing a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as NYSE Euronext and ICE may agree and specify in the certificate of merger).

Effect of the Merger on Shares of NYSE Euronext Common Stock and Interests of Merger Sub

As a result of the merger, each issued and outstanding share of NYSE Euronext common stock will be converted into the right to receive the standard election amount of 0.1703 of a share of ICE common stock and $11.27 in cash, other than (i) any shares of NYSE Euronext common stock held in the treasury of NYSE Euronext and any shares of NYSE Euronext common stock owned directly by NYSE Euronext, ICE or Merger Sub immediately prior to the effective time of the merger (in each case other than any shares of NYSE Euronext common stock held on behalf of third parties), which will be cancelled and extinguished and will not entitle the holders thereof to any payment or other consideration, (ii) the shares of NYSE Euronext common stock held by any direct or indirect wholly owned subsidiary of NYSE Euronext or ICE (other than Merger Sub), which will be converted into the right to receive 0.2581 of a share of ICE common stock per share of NYSE Euronext common stock (the shares in (i) and (ii) are referred to as “excluded shares”), and (iii) shares of NYSE Euronext common stock held by NYSE Euronext stockholders who have perfected and not effectively withdrawn a demand for, or lost the right to, appraisal under Delaware law, which will be entitled to the appraisal rights provided under Delaware law as described under “Appraisal Rights” (the shares in (iii) are referred to as “dissenting shares”). Alternatively, NYSE Euronext stockholders will have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount (such total amount of cash and ICE common stock is referred to as the “merger consideration”). NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who make no election or an untimely election will receive the standard election amount.

It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the merger, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE common stock immediately after completion of the merger, in each case as determined on a fully-diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the merger. If the merger is completed, it is currently estimated that payment of the stock portion of the merger consideration will require ICE to issue or reserve for issuance approximately 42.4 million shares of ICE common stock in connection with the merger and that the maximum cash consideration required to be paid for the cash portion of the merger consideration will be approximately $2.7 billion (this amount is referred to as the “aggregate cash consideration”).

If a NYSE Euronext stockholder elects cash, and the sum of (i) the number of standard elections made or prescribed by the merger agreement multiplied by $11.27 and (ii) the number of cash elections made multiplied by $33.12 (this amount is referred to as the “unprorated aggregate cash consideration”) is greater than the aggregate cash consideration, such stockholder will receive:

•

an amount in cash equal to $11.27 (without interest) plus an amount of cash equal to the product of $11.27 and a fraction, the numerator of which is the number of stock elections made and the denominator of which is the number of cash elections made (this amount is referred to as the “cash oversubscription amount”); and

•

a number of validly issued, fully paid and non-assessable shares of ICE common stock equal to the difference between (i) 0.1703 and (ii) the quotient obtained by dividing the cash oversubscription amount by $128.31.

If a NYSE Euronext stockholder elects stock, and the unprorated aggregate cash consideration is less than the aggregate cash consideration, such stockholder will receive:

•

a number of validly issued, fully paid and non-assessable shares of ICE common stock equal to the sum of (i) 0.1703 and (ii) the product of 0.1703 and a fraction, the numerator of which is the number of cash elections made and the denominator of which is the number of stock elections made (this amount is referred to as the “stock oversubscription amount”); and

•	an amount of cash equal to the difference between (i) $11.27 and (ii) the product of the stock oversubscription amount and $128.31.

Each outstanding interest of Merger Sub immediately prior to the effective time of the merger will remain outstanding.

If, prior to the effective time of the merger, the outstanding shares of NYSE Euronext common stock or ICE common stock will have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event which will have occurred, then the merger consideration will be appropriately and proportionately adjusted to provide to NYSE Euronext stockholders the same economic effect as contemplated by the merger agreement prior to such event.

Effect of the Merger on NYSE Euronext Stock Options and Awards

At the effective time of the merger, each option to acquire and stock appreciation right denominated in shares of NYSE Euronext common stock granted under the employee and director stock plans of NYSE Euronext, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger, will be converted into a stock option to acquire or stock appreciation right denominated in shares of ICE common stock, as applicable, on the same terms and conditions as were applicable to it prior to such conversion, except that (i) each converted stock option and stock appreciation right will be exercisable for the number of shares of ICE common stock (rounded down to the nearest whole share) equal to the number of shares of NYSE Euronext common stock that it was exercisable for prior to conversion multiplied by the equity exchange factor, which equals the sum of (A) 0.1703 and (B) the quotient obtained by dividing (1) $11.27 by (2) the 10-day aggregate volume-weighted average per share price rounded to two decimal points of a share of ICE common stock for the 10 consecutive trading days ending on the second-to-last full trading day prior to the date of the closing of the merger, and (ii) the per-share exercise price (rounded up to the nearest penny) for each converted stock option and stock appreciation right will be equal to the per-share exercise price that was applicable to it prior to its conversion divided by the equity exchange factor.

In addition, at the effective time of the merger, each restricted stock unit or deferred stock unit measured in shares of NYSE Euronext common stock (other than performance stock units), whether vested or unvested, that is outstanding immediately prior to the effective time of the merger will be converted into a restricted stock unit or deferred stock unit denominated in shares of ICE common stock on substantially the same terms and conditions as were applicable to it prior to such conversion, except that the number of shares of ICE common stock subject to each such restricted stock unit or deferred stock unit (rounded down to the nearest whole share) will be equal to the number of shares of NYSE Euronext common stock subject to the restricted stock unit or deferred stock unit prior to such conversion, multiplied by the equity exchange factor. Restricted stock units (other than performance stock units) granted under NYSE Euronext’s Omnibus Incentive Plan or 2006 Stock Incentive Plan either (i) prior to the date of the merger agreement or (ii) on or after the date of the merger agreement pursuant to NYSE Euronext’s annual bonus program (to the extent permitted by certain terms of the merger agreement) that are outstanding immediately prior to the effective time of the merger will, to the extent unvested, vest as of the effective time of the merger and be settled in shares of ICE common stock as of the effective time of the merger. All other restricted stock units (other than performance stock units) granted after the date of the merger agreement (to the extent permitted by certain terms of the merger agreement) that are outstanding immediately prior to the effective time of the merger, if any, will be subject to a three-year cliff vesting schedule and the vesting of these restricted stock units will not accelerate upon the effective time of the merger. However, any such restricted stock units will vest upon an earlier termination of employment with NYSE Euronext and its subsidiaries without cause or a resignation from NYSE Euronext and its subsidiaries for good reason.

Additionally, at the effective time of the merger, each performance stock unit measured in shares of NYSE Euronext common stock granted under NYSE Euronext’s Omnibus Incentive Plan, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger will be converted into a performance stock unit denominated in shares of ICE common stock, on substantially the same terms and conditions as were applicable to it prior to such conversion, except that the number of shares of ICE common stock subject to each such performance stock unit (rounded down to the nearest whole share) will be equal to the number of shares of NYSE Euronext common stock subject to the performance stock unit (based on the following two sentences) multiplied by the equity exchange factor. The performance-based vesting condition applicable to each outstanding performance stock unit granted prior to the date of merger agreement (i.e., NYSE Euronext total shareholder return relative to S&P 500 total shareholder return over the applicable performance period) will be deemed satisfied at the effective time of the merger, measured as of the closing date of the merger with NYSE Euronext total shareholder return determined based on the value of the merger consideration, but the service-based vesting condition applicable to each such performance stock unit will remain unchanged and will not be deemed satisfied as of the effective time of the merger, and the original measurement date in respect of the service condition will continue to apply for purposes of continued service-based vesting after the closing. The performance-based vesting condition applicable to each outstanding performance stock unit granted on or after the date of merger agreement (to the extent permitted by certain terms of the merger agreement) will be deemed satisfied at the effective time of the merger at the greater of 100% or the level based on actual attainment of the applicable performance criteria as of the month ending prior to the month in which the effective time of the merger occurs, but the service-based vesting condition applicable to each such performance stock unit will remain unchanged and will not be deemed satisfied as of the effective time of the merger, and the original measurement date in respect of the service condition will continue to apply for purposes of continued service-based vesting after the closing.

Procedures for Converting Shares of NYSE Euronext Common Stock into Merger Consideration

Exchange Agent

Prior to the effective time of the merger, ICE will appoint Computershare Trust Company, N.A. or another bank or trust company that is reasonably satisfactory to NYSE Euronext, to act as paying agent and exchange agent for the merger consideration (such agent is referred to in this document as the “exchange agent”) and will deposit with the exchange agent the aggregate amount of cash and shares of ICE common stock necessary to satisfy the aggregate merger consideration. In addition, ICE will deposit with the exchange agent or another bank, paying agent or trustee, as necessary from time to time after the effective time of the merger agreement, any dividends or other distributions payable pursuant to the terms described under “—Dividends and Distributions on Shares of ICE Common Stock.”

Transmittal and Election Materials and Procedures

The exchange agent will send election and transmittal materials, which will include the appropriate form of election and letter of transmittal, to holders of record of shares of NYSE Euronext common stock (other than holders of excluded shares and dissenting shares)advising such holders of the procedure for exercising their right to make an election. Such election and transmittal materials will be accompanied by instructions on how to effect the transfer and cancellation of the shares of NYSE Euronext common stock held in book-entry form in exchange for consideration.

After the effective time of the merger, when a NYSE Euronext stockholder delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, the holder of shares of NYSE Euronext common stock will be entitled to receive, and the exchange agent will be required to deliver to the holder, (i) the number of shares of ICE common stock and an amount in cash that such holder is entitled to receive as a result of the merger (after taking into account all of the shares of NYSE Euronext common stock held immediately prior to the merger by such holder, and such holder’s merger consideration election) and (ii) any cash in lieu of fractional shares and in respect of dividends or other distributions to which the holder is entitled.

No interest will be paid or accrued on any amount payable upon cancellation of shares of NYSE Euronext common stock. The shares of ICE common stock issued and paid and cash amount paid in accordance with the merger agreement upon conversion of the shares of NYSE Euronext common stock (including any cash paid in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of NYSE Euronext common stock. In the event of a transfer of ownership of any shares of NYSE Euronext common stock that is not registered in the transfer records of NYSE Euronext, the proper number of shares of ICE common stock and the proper amount of cash may be transferred by the exchange agent to such transferee if written instructions authorizing the transfer of the book-entry interests representing the shares of NYSE Euronext common stock are presented to the exchange agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

If any portion of the merger consideration is to be delivered to a person or entity other than the holder in whose name any book-entry interests are registered, it will be a condition of such exchange that the person or entity requesting the delivery pays any transfer or other similar taxes required by reason of the transfer of the shares of ICE common stock to a person or entity other than the registered holder of any book-entry interest representing shares of NYSE Euronext common stock, or will establish to the satisfaction of ICE or the exchange agent that the tax has been paid or is not applicable. The shares of ICE common stock constituting the stock portion of the merger consideration, at ICE’s option, may be in uncertificated book-entry form, unless a physical certificate is otherwise required by any applicable law.

Merger Consideration Elections

The election and transmittal materials are also to be used by the NYSE Euronext stockholders to make the merger consideration election. To make a proper merger consideration election, the election and transmittal materials must be properly completed and signed and received by the exchange agent prior to the election deadline. The election deadline will be 5:00 p.m., New York City time, on the business day that is two trading days prior to the date of the closing of the merger and publicly announced by ICE as soon as practicable but in no event less than four business days prior to the date of the closing of the merger or such other date and time as determined and publicly announced by ICE in its reasonable discretion. A NYSE Euronext stockholder may, at any time prior to the election deadline, revoke or change his or her merger consideration election by a written notice received by the exchange agent (which in order to change the merger consideration election must be accompanied by a properly completed and signed revised letter of transmittal). Each NYSE Euronext stockholder who does not properly make a merger consideration election or whose merger consideration election is not received by the exchange agent prior to the election deadline in the required manner will be deemed to have elected to receive the standard election amount.

No Recommendation Regarding Elections

Neither NYSE Euronext nor ICE is making any recommendation as to which merger consideration election a NYSE Euronext stockholder should make. If you are a NYSE Euronext stockholder, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.

Information About the Merger Consideration Elections

The precise consideration that will be issued to those NYSE Euronext stockholders that make an election other than the election to receive the standard election amount will not be known until after the consummation of the merger. NYSE Euronext stockholders can obtain information on the precise consideration that will be issued to those who make an election other than the election to receive the standard election amount by [calling [            ] after the consummation of the merger at ([            ]) [            ]-[            ] (toll-free) or ([            ]) [            ]-[            ] (call collect)].

Managers and Officers; Limited Liability Company Agreement

The managers of the surviving company will, from and after the effective time of the merger, consist of managers of Merger Sub appointed by ICE, as the sole member of Merger Sub, immediately prior to the effective time of the merger until their earlier resignation or removal or until their successors have been duly appointed and qualified in accordance with the limited liability company agreement of the surviving company. The officers of the surviving company will, from and after the effective time of the merger, consist of the officers of NYSE Euronext immediately prior to the effective time of the merger until their earlier resignation or removal or until their successors have been duly appointed and qualified in accordance with the limited liability company agreement of the surviving company.

The limited liability company agreement of the surviving company will be in a form determined by ICE as the surviving company’s sole member and acceptable to the governmental entities whose approvals are required to consummate the merger.

Dividends and Distributions on Shares of ICE Common Stock

Any dividend or other distribution declared after the effective time of the merger with respect to shares of ICE common stock for which shares of NYSE Euronext common stock are to be exchanged as a result of the merger will not be paid (but will nevertheless accrue) until those shares of NYSE Euronext common stock are properly surrendered for exchange. No dividends or other distributions in respect of shares of ICE common stock will be paid to any holder of shares of NYSE Euronext common stock until the instructions for transfer and cancellation in the merger agreement and the letter of transmittal, and such other documents as may reasonably be required by the exchange agent, have been delivered to the exchange agent.

No Fractional Shares

No holder of NYSE Euronext common stock will be issued fractional shares of ICE common stock in the merger, no dividends or other distributions of ICE will relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of an ICE stockholder with respect thereto. Any holder of NYSE Euronext common stock who would otherwise have been entitled to receive a fraction of a share of ICE common stock in the merger will receive, in lieu thereof, an amount in cash equal to the product obtained by multiplying the fractional share interest of any share of ICE common stock to which such holder (after taking into account all shares of NYSE Euronext common stock surrendered by such holder) would otherwise be entitled by the per share closing price of ICE common stock on the New York Stock Exchange on the date of the closing of the merger.

Withholding

Under the terms of the merger agreement, NYSE Euronext and ICE have agreed that ICE and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any holder of NYSE Euronext common stock, option to purchase or stock appreciation right denominated in shares of NYSE Euronext common stock, restricted stock unit or deferred stock unit measured in shares of NYSE Euronext common stock or performance stock unit measured in shares of NYSE Euronext common stock immediately prior to the effective time of the merger, the amounts that they are required to deduct and withhold under the Internal Revenue Code or any provision of any state, local or non-U.S. tax law. Any amounts so deducted and withheld and paid over to the relevant government entity will be treated for all purposes of the merger agreement as having been paid to the holder of the of NYSE Euronext common stock, option to purchase or stock appreciation right denominated in shares of NYSE Euronext common stock, restricted stock unit or deferred stock unit measured in shares of NYSE Euronext common stock or performance stock unit measured in shares of NYSE Euronext common stock from whom they were withheld.

Representations and Warranties

The merger agreement contains customary and, in many cases, reciprocal representations and warranties by NYSE Euronext and ICE that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in any report, schedule, form, statement or other document filed with or furnished to the SEC from December 31, 2009 through December 20, 2012 and publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System or in the disclosure letters delivered by NYSE Euronext and ICE to each other in connection with the merger agreement. These representations and warranties relate to, among other things:

•	organization, good standing and qualification;

•	capitalization;

•	absence of encumbrances on the ownership of the equity interests of NYSE Euronext, ICE or any of their respective subsidiaries;

•

absence of any preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate NYSE Euronext, ICE or any of their respective subsidiaries to issue or sell any shares of capital stock or other securities or give any person a right to subscribe for or acquire any securities of NYSE Euronext, ICE or any of their respective subsidiaries;

•

absence of any bonds, debentures, notes or other obligations the holders of which have the right to vote with the stockholders of NYSE Euronext, ICE or any of their respective subsidiaries on any matter;

•	authority relative to the execution, delivery and performance of the merger agreement;

•

declaration of advisability of the merger agreement and the merger by the NYSE Euronext board of directors and the ICE board of directors, and approval of the merger agreement and the merger by the NYSE Euronext board of directors and the ICE board of directors;

•	receipt by both ICE and NYSE Euronext of a fairness opinion from a financial advisor on the fairness of the merger consideration;

•	inapplicability of any anti-takeover law to the merger;

•

absence of violations of, or conflicts with, ICE’s and NYSE Euronext’s organizational documents, applicable law and certain agreements as a result of entering into and performing under the merger agreement;

•	governmental approvals, consents, notices and filings required for the completion of the merger;

•	financial statements and reports filed with governmental entities;

•	compliance with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange and applicable provisions of the Sarbanes-Oxley Act of 2002;

•	disclosure controls and procedures and internal controls over financial reporting;

•	conduct of business in the ordinary and usual course by each of NYSE Euronext and its subsidiaries and ICE and its subsidiaries since December 31, 2011;

•	absence of any material adverse effect on NYSE Euronext and its subsidiaries or ICE and its subsidiaries, as applicable since December 31, 2011;

•	compliance with applicable laws, contracts, permits and licenses necessary for the conduct of business;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977 and U.K. Bribery Act of 2010;

•	absence of legal proceedings, investigations and governmental orders;

•	absence of any default under any material contract;

•	employee benefits;

•	tax matters;

•	material contracts;

•	intellectual property; and

•	absence of any undisclosed broker’s or finder’s fees.

The merger agreement also contains representations and warranties by NYSE Euronext relating to labor matters.

The merger agreement also contains representations and warranties by ICE relating to the availability of funds.

The merger agreement contains representations and warranties by ICE on behalf of Merger Sub relating to the following:

•	organization, good standing and qualification;

•	capitalization; and

•	authorization of the merger agreement and absence of conflicts.

Many of the representations and warranties contained in the merger agreement are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate has had or would reasonably be expected to have a material adverse effect). Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard.

A “material adverse effect” on NYSE Euronext or ICE, as applicable, means for purposes of the merger agreement an effect, event, development, change or occurrence that is a material adverse effect on the business, results of operations or financial condition of NYSE Euronext and its subsidiaries, taken as a whole, or ICE and its subsidiaries, taken as a whole, as applicable, except that none of the following will be considered in determining whether a material adverse effect has occurred:

•

any change or development in economic, business, political, regulatory or securities or derivatives markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect NYSE Euronext and its subsidiaries, taken as a whole, or ICE and its subsidiaries, taken as a whole, respectively, in a materially disproportionate manner relative to other securities or derivatives exchanges or trading markets;

•	any change or development to the extent resulting from the execution or announcement of the merger agreement or the transactions contemplated thereby; or

•

any change or development to the extent resulting from any action or omission by NYSE Euronext and its subsidiaries, taken as a whole, or ICE and its subsidiaries, taken as a whole, respectively, that is taken at the request of the other party or that is required to be taken or omitted by the merger agreement, including any action taken or omission made with respect to obtaining regulatory consents and approvals that are conditions to the consummation of the merger.

The representations and warranties in the merger agreement of each of NYSE Euronext and ICE on behalf of itself and Merger Sub will not survive the consummation of the merger or the termination of the merger agreement pursuant to its terms.

Conduct of the Business Pending the Merger

Under the terms of the merger agreement, NYSE Euronext has agreed, subject to certain exceptions in the merger agreement and the disclosure letter it delivered to ICE in connection with the merger agreement, that, until the earlier of the completion of the merger or the termination of the merger agreement, unless ICE gives its approval in writing, NYSE Euronext and its subsidiaries will conduct their businesses in the ordinary and usual course consistent with past practice. In addition, NYSE Euronext has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure letter it delivered to ICE in connection with the merger agreement that during such period NYSE Euronext and its subsidiaries will refrain from taking actions without the prior written consent of ICE relating to, amongst other things:

•

issuances, sales, pledges, dispositions of or encumbrances of capital stock, or securities payable in, convertible into or exchangeable or exercisable for, options, warrants, calls, commitments or rights of any kind to acquire, capital stock of NYSE Euronext or its subsidiaries, or any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter or other property or assets, other than NYSE Euronext shares issuable pursuant to stock-based awards outstanding on or awarded prior to the date of the merger agreement under the NYSE Euronext equity plans;

•	amendments to its certificate of incorporation or bylaws;

•	splits, combinations or reclassifications of its outstanding shares;

•

declarations, setting aside or payments of any type of dividend in respect of any capital stock, other than the quarterly dividends payable by NYSE Euronext (in an amount per share not to exceed its most recent quarterly per share dividend and with the timing of such dividend to be consistent with past practice), or subject to certain limitations, dividends payable by its direct or indirect wholly owned subsidiaries to NYSE Euronext or another of its direct or indirect wholly owned subsidiaries;

•

repurchases, redemptions or other acquisitions of, or permitting any of its subsidiaries to purchase or otherwise acquire any interests or shares of, its capital stock or securities convertible or exchangeable or exercisable for any shares of its capital stock;

•	increase in the amount of net indebtedness for borrowed money (including any guarantee of such indebtedness) by $100 million in excess of the net indebtedness of NYSE Euronext as of December 31, 2012;

•	incurrence of additional indebtedness for borrowed money with a tenor of greater than 90 days (including any guarantee of such indebtedness);

•	capital expenditures except for amounts between 75% and 110% of its 2013 capital expenditure targets;

•

provision of severance or termination payments or benefits to directors, officers or employees of NYSE Euronext or any of its subsidiaries; establishment, termination or amendment of employee benefit or compensation plans and agreements; increases to the compensation (other than increases in base salary in the ordinary course of business for employees who are not officers), bonus, pension, fringe, severance or other benefits of, paying any bonus to, or making any new equity awards to current or former directors, officers, employees or consultants of NYSE Euronext or its subsidiaries; taking any action to accelerate the vesting or payment of compensation or benefits; terminating without cause the employment of any member of the management committee of NYSE Euronext; forgiveness of any loans or issuing any loans to directors, officers or employees of NYSE Euronext or its subsidiaries;

•

dispositions, licenses, leases, transfers, swaps, exchanges, or mortgages of its assets (including capital stock of subsidiaries), except for sale of inventory in the ordinary course of business, whether by way of merger, consolidation, sale of stock or assets or otherwise in excess of $50 million in the aggregate;

•

acquisitions or investments, whether by way of merger, consolidation, purchase or otherwise that exceed $50 million in the aggregate or are reasonably likely individually or in the aggregate, to delay or prevent the satisfaction of the conditions to the consummation of the merger;

•	entry into any joint venture, partnership or similar agreement;

•	settlement or compromise of material claims or litigation that would involve, individually or in the aggregate, the payment by NYSE Euronext or its subsidiaries of $60 million or more;

•

modification, amendment or termination of material contracts in any material respect or waiver, release or assignment of material rights or claims under material contracts in excess of $10 million individually or in the aggregate;

•	entry into, modification or amendment of clearing services agreements or arrangements;

•

making any tax elections or changes to any tax election, changes to the methods of accounting for tax purposes, filings of amended tax returns, settlements or compromises of audits or proceedings related to taxes, in each case if such action would reasonably be expected to have an adverse effect on NYSE Euronext and its subsidiaries that is material;

•	entry into any contracts that includes “non-compete,” exclusivity or similar provisions;

•	cancellation or termination of material insurance policies;

•	changes to its financial accounting principles, policies or practices except to the extent required by changes in U.S. GAAP;

•	contracts between itself or its subsidiaries, on the one hand, and any of its affiliates, employees, officers or directors, on the other hand;

•	any action which would be reasonably likely to prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	agreements, authorizations or commitments to do any of the foregoing; or

•	failure to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

In addition, ICE has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure letter it delivered to NYSE Euronext in connection with the merger agreement, that until the earlier of the completion of the merger or the termination of the merger agreement, ICE and its subsidiaries will refrain from taking actions without the prior written consent of NYSE Euronext relating to, amongst other things:

•	splits, combinations or reclassifications of its outstanding shares;

•	declarations, setting aside or payments of any type of dividend in respect of any capital stock;

•

repurchases, redemptions or other acquisitions, or permitting any of its subsidiaries to purchase or otherwise acquire any interests or shares of its capital stock or securities convertible or exchangeable or exercisable for any shares of its capital stock, if such repurchase or acquisition is at a price above the then market value;

•	issuances, sales, pledges, dispositions or grants of its capital stock (other than in connection with the consummation of the merger);

•	failure to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

•	any action which would be reasonably likely to prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

acquisitions (whether by merger, consolidation, purchase or otherwise) reasonably likely, individually or in the aggregate, to delay in any material respect or prevent the satisfaction of the conditions to consummating the merger; or

•	agreements, authorizations or commitments to do any of the foregoing.

The merger agreement is not intended to give ICE or Merger Sub, directly or indirectly, the right to control or direct NYSE Euronext or its subsidiaries’ operations prior to the effective time of the merger, or to give NYSE Euronext, directly or indirectly, the right to control or direct ICE’s, Merger Sub’s or their respective affiliates’ operations. Prior to the effective time of the merger, each of ICE, Merger Sub and NYSE Euronext will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Third-Party Acquisition Proposals

No-Solicitation

The merger agreement contains detailed provisions outlining the circumstances in which NYSE Euronext and ICE may respond to acquisition proposals received from third parties. Under these provisions, each of NYSE Euronext and ICE has agreed that it, its subsidiaries, and their officers and directors will not (and that it will use its reasonable best efforts to cause their employees, agents and representatives not to):

•

initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate or induce any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, an “acquisition proposal” (as described below);

•

have any discussion with any person or entity relating to an acquisition proposal, engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

•	provide any confidential information or data to any person or entity in relation to an acquisition proposal;

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

•

approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement related to any acquisition proposal or propose publicly or agree to do any of the foregoing.

In addition, each of NYSE Euronext and ICE, as of the date of the merger agreement, must, and must cause its and its respective subsidiaries’ officers and directors to, and must instruct and use its reasonable best efforts to cause its and its subsidiaries’ representatives to, cease immediately any discussions or negotiations, if any, with any person or entity (other than those discussions among NYSE Euronext, Merger Sub and ICE, as the case may be, and their respective representatives) conducted prior to the date of the merger agreement with respect to any acquisition proposal and must promptly request that any person or entity with whom such discussions or negotiations have occurred since February 2, 2012 and which is in possession of confidential information about it or its subsidiaries that was furnished by or on behalf of it return or destroy all such information in accordance with the terms of the confidentiality agreement with such person or entity.

However, if NYSE Euronext receives an unsolicited bona fide written acquisition proposal prior to adoption of the Merger proposal, or ICE receives a bona fide written acquisition proposal prior to the approval of the Stock Issuance proposal and/or the Charter Amendment proposal, the party receiving the proposal may engage in discussions or negotiations with, or provide information or data to, the person or entity making the acquisition proposal if and only to the extent that:

•

the NYSE Euronext board of directors (in the case of a proposal for NYSE Euronext), or the ICE board of directors (in the case of a proposal for ICE), conclude in good faith, after consultation with outside legal counsel and financial advisors that (1) the acquisition proposal is reasonably likely to result in a “superior proposal” (as described below) and (2) the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•

prior to providing any information to any person or entity in connection with the acquisition proposal, the NYSE Euronext board of directors or the ICE board of directors, as applicable, receives from the person or entity making the acquisition proposal an executed confidentiality agreement with confidentiality terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between NYSE Euronext and ICE; and

•	the party receiving the acquisition proposal is not then in material breach of its obligations under the “no solicitation” provisions of the merger agreement.

The merger agreement permits the NYSE Euronext board of directors and the ICE board of directors, as the case may be, to comply with Rule 14e-2(a) and Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A if the NYSE Euronext board of directors or the ICE board of directors, as the case may be, determines in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with its obligations under applicable law.

Changes in Recommendation

The NYSE Euronext board of directors is entitled to make no recommendation for the merger or to withdraw, modify or qualify its recommendation for the merger in a manner that is adverse to, either ICE or Merger Sub prior to the adoption of the Merger proposal and the ICE board of directors is entitled to make no recommendation for the approval of the issuance of the shares of ICE common stock or the amendments to the ICE certificate of incorporation, or to withdraw, modify or qualify its recommendation for the approval of the issuance of the shares of ICE common stock or the amendments to the ICE certificate of incorporation in a manner that is adverse to NYSE Euronext prior to the approval of the Stock Issuance proposal and/or the Charter Amendment proposal, if:

•

the change in recommendation is made in response to an unsolicited bona fide written acquisition proposal from a third party, and such board of directors concludes in good faith, after consultation with outside legal counsel and financial advisors, that the acquisition proposal constitutes a superior proposal (with respect to NYSE Euronext, this change in recommendation is referred to as the “NYSE Euronext acquisition proposal change in recommendation” and with respect to ICE, this change in recommendation is referred to as the “ICE acquisition proposal change in recommendation”); or

•

the change in recommendation is not made in response to an acquisition proposal, but in response to, or as a result of an event, development, occurrence or change in circumstances or facts, occurring or arising after the date of the merger agreement (other than those events, developments, occurrences or changes in circumstances or facts that are reasonably foreseeable, or arising from any action or omission by any member of NYSE Euronext or its subsidiaries, taken as a whole, or ICE and its subsidiaries, taken as a whole, required to be taken or omitted by the merger agreement, including any action taken or omission made with respect to obtaining the competition and regulatory consents and approvals required in order to consummate the merger), which did not exist or were not actually known, appreciated or understood by such board of directors, as of the date of the merger agreement, and such board of directors, after consultation with outside legal counsel, determines in good faith that the failure to make such change in recommendation would be inconsistent with its fiduciary duties under applicable law (with respect to NYSE Euronext, this change in recommendation is referred to as the “NYSE Euronext intervening event change in recommendation” and with respect to ICE, this change in recommendation is referred to as the “ICE intervening event change in recommendation”).

However, during the five business day period prior to making the NYSE Euronext acquisition proposal change in recommendation or the ICE acquisition proposal change in recommendation, as applicable, such party will be required to negotiate in good faith with the other party with respect to any modifications to the terms of the merger that are proposed by the other party, and it will be required to consider any such modifications agreed by the other party in determining whether the third party’s acquisition proposal still constitutes a superior proposal and in the event of any amendment to the financial or other material terms of such acquisition proposal determined to be a superior proposal, the negotiation period will be extended by an additional three business days.

Definition of Acquisition Proposal

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to either NYSE Euronext or ICE, any proposal or offer with respect to, or any indication of interest in:

•

any direct or indirect acquisition or purchase of NYSE Euronext or ICE, as applicable, or of any of its subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of NYSE Euronext or ICE, as applicable, and its subsidiaries, taken as a whole;

•

any direct or indirect acquisition or purchase of 15% or more of any class of equity securities or voting power or 15% or more of the consolidated gross assets or revenues of NYSE Euronext or ICE, as applicable;

•

any direct or indirect acquisition or purchase of 15% or more of any class of equity securities or voting power of any subsidiary of NYSE Euronext or ICE, as applicable, that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of NYSE Euronext or ICE, as applicable, and its subsidiaries, taken as a whole;

•	any tender offer that, if consummated, would result in any person or entity beneficially owning 15% or more of any class of equity securities or voting power of NYSE Euronext or ICE, as applicable; or

•

any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NYSE Euronext or ICE, as applicable, or any of its subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of NYSE Euronext or ICE, as applicable, and its subsidiaries, taken as a whole, but with the exception of intragroup reorganizations.

Definition of Superior Proposal

For purposes of the merger agreement, the term “superior proposal” means a bona fide written acquisition proposal obtained not in breach of the “non-solicitation” provisions of the merger agreement for or in respect of, in the case of NYSE Euronext, 100% of the outstanding shares of NYSE Euronext common stock or 100% of the assets of NYSE Euronext and its subsidiaries, on a consolidated basis, or in the case of ICE, 100% of the shares of ICE common stock or 100% of the assets of ICE and its subsidiaries, on a consolidated basis, on terms that the NYSE Euronext board of directors or the ICE board of directors, as applicable, in good faith concludes, following receipt of the advice of its financial advisors and outside legal counsel, is more favorable to its shareholders than the transactions contemplated by the merger agreement, after taking into account, among other things, all legal, financial, regulatory, timing, and the likelihood of completing such acquisition proposal, compared to the merger (taking into account the extent to which the financial terms of such acquisition proposal exceed the financial terms of the merger) and other aspects of the acquisition proposal and the merger agreement, and any improved terms that the other party has offered which are deemed relevant by the NYSE Euronext board of directors (in the case of an acquisition proposal for NYSE Euronext) or the ICE board of directors (in the case of an acquisition proposal for ICE), including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such acquisition proposal.

Miscellaneous

Under the terms of the merger agreement, NYSE Euronext and ICE have also agreed that:

•

they will provide the other party with written notice of the material terms and conditions of any acquisition proposal, or of any request for nonpublic information or inquiry that it reasonably believes could lead to an acquisition proposal, and the identity of the person or entity making such acquisition proposal, request or inquiry, within two business days after receiving the acquisition proposal, request or inquiry;

•

they will provide the other party, as promptly as practicable, with oral and written notice of the information that is reasonably necessary to keep it informed in all material respects of the status and details of the acquisition proposal, request or inquiry;

•

if a third party who has previously made an acquisition proposal that NYSE Euronext or ICE has determined is a superior proposal subsequently modifies or amends any material term of such superior proposal, then the party receiving such modified or amended acquisition proposal must notify in writing the other party of such modified or amended acquisition proposal and must again comply with the “change in recommendation” provisions of the merger agreement in respect of such modified or amended acquisition proposal (except that the required period for negotiations between NYSE Euronext and ICE will be three business days rather than five business days); and

•

except as ordered by a court or shareholder action, each party will, and will cause its and its subsidiaries’ senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of the merger agreement with any persons or entities with respect to any acquisition proposal.

NYSE Euronext Stockholders Meeting

NYSE Euronext has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to convene a meeting of its stockholders as promptly as reasonably practicable after the registration statement of which this document forms a part is declared effective. However, NYSE Euronext may make one or more postponements or adjournments of the NYSE Euronext stockholders meeting (i) in the event that NYSE Euronext has not received proxies representing a sufficient number of shares of NYSE Euronext common stock to obtain the approval of the Merger proposal by the NYSE Euronext stockholders for up to 30 calendar days after the date for which the NYSE Euronext stockholders meeting was originally scheduled to be held and (ii) in the event NYSE Euronext has provided written notice to ICE that it intends to make a change in recommendation in connection with a superior proposal, for up to five business days after the deadline contemplated by the “change in recommendation” provisions of the merger agreement (described under “—Third-Party Acquisition Proposals”) with respect to such notice or subsequent notices if the acquisition proposal is modified during such five business day period.

ICE Stockholders Meeting

ICE has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to convene a meeting of its stockholders as promptly as reasonably practicable after the registration statement of which this document forms a part is declared effective. However, ICE may make one or more postponements or adjournments of the ICE stockholders meeting (i) in the event that ICE has not received proxies representing a sufficient number of shares of ICE common stock to obtain the approval of the issuance of shares of ICE’s common stock in an amount sufficient to pay the aggregate stock portion of the merger consideration and of the amendments to the ICE certificate of incorporation necessary to secure certain regulatory approvals required to complete the merger by the ICE stockholders for up to 30 calendar days after the date for which the ICE stockholders meeting was originally scheduled to be held and (ii) in the event ICE has provided written notice to NYSE Euronext that it intends to make a change in recommendation in connection with a superior proposal, for up to five business days after the deadline contemplated by the “change in recommendation” provisions of the merger agreement with respect to such notice or subsequent notices if the acquisition proposal is modified during such five business day period.

Stockholders Meetings

Under the terms of the merger agreement, NYSE Euronext and ICE must cooperate and use reasonable best efforts to hold the NYSE Euronext and ICE stockholder meetings set forth above on the same day.

Recommendation of the NYSE Euronext Board of Directors

The NYSE Euronext board of directors has unanimously agreed to recommend to and solicit from the NYSE Euronext stockholders their approval of the adoption of the merger agreement. In the event that prior to the NYSE Euronext stockholders meeting (including any postponement or adjournment thereof) the NYSE Euronext board of directors determines either to make no recommendation for the merger, or to withdraw, modify or qualify its recommendation in a manner that is adverse to ICE or Merger Sub (which change may only be made in accordance with the terms of the merger agreement), then ICE will have the right to terminate the merger agreement.

Any change in recommendation by the NYSE Euronext board of directors will not limit or modify the obligation of NYSE Euronext to present the merger agreement for adoption at the NYSE Euronext stockholders meeting as promptly as reasonably practicable after the registration statement of which this document forms a part is declared effective and, if the merger agreement is not otherwise terminated by either NYSE Euronext or ICE in accordance with the terms of such agreement, then such agreement will be submitted to the NYSE Euronext stockholders at the NYSE Euronext stockholders meeting for the purpose of voting on adopting such agreement.

Recommendation of the ICE Board of Directors

The ICE board of directors has unanimously agreed to recommend to and solicit from the ICE stockholders their approval of the issuance of shares of ICE’s common stock in an amount sufficient to pay the aggregate stock portion of the merger consideration and of the amendments to the certificate of incorporation of ICE necessary for obtaining certain required regulatory approvals in order to consummate the merger. In the event that prior to the ICE stockholders meeting (including any postponement or adjournment thereof) the ICE board of directors determines either to make no such recommendation, or to withdraw, modify or qualify its recommendation in a manner that is adverse to NYSE Euronext (which change may only be made in accordance with the terms of the merger agreement), then NYSE Euronext will have the right to terminate the merger agreement.

Any change in recommendation by the ICE board of directors will not limit or modify the obligation of ICE to present approval of the issuance of the shares of ICE common stock at the ICE stockholders meeting as promptly as reasonably practicable after the registration statement of which this document forms a part is declared effective and, if the merger agreement is not otherwise terminated by either ICE or NYSE Euronext in accordance with the terms of such agreement, then the issuance of the shares of ICE common stock will be submitted to the ICE stockholders at the ICE stockholders meeting for the purpose of approving the issuance of such shares of ICE common stock in connection with the merger.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Under the terms of the merger agreement, NYSE Euronext and ICE have agreed to cooperate with each other and use their respective reasonable best efforts to take all actions necessary, proper or advisable on their respective parts under the merger agreement and applicable laws to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, non-disapprovals, authorizations, licenses and other permits necessary or advisable to be obtained from any third party and/or any governmental authorities or self-regulatory organizations in order to consummate the transactions contemplated by the merger agreement; it being understood that, to the extent permissible by applicable law, neither the NYSE Euronext board of directors nor the ICE board of directors shall take any action that could prevent the consummation of the merger, except as otherwise permitted under the merger agreement.

In addition, subject to certain exceptions specified in the merger agreement, NYSE Euronext and ICE have agreed to keep each other apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement and to furnish each other, upon request, with all information concerning itself, its subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of NYSE Euronext, ICE or their respective subsidiaries to any third party and/or governmental entity in connection with the merger and other transactions contemplated by the merger agreement.

Employee Matters

The merger agreement provides that for the one-year period following consummation of the merger, ICE will provide to each individual who is employed as of the effective time of the merger by NYSE Euronext or its subsidiaries, and who remains employed by NYSE Euronext or its subsidiaries, with the following (except in the case of employees whose employment is governed by a collective bargaining or similar agreement):

•	base salary in an amount no less than the base salary provided to the employee immediately prior to the effective time of the merger;

•	an annual bonus opportunity that is no less favorable than the annual bonus opportunity provided to the employee immediately prior to the effective time of the merger;

•	other compensation and employee benefits that are no less favorable in the aggregate than those provided to the employee immediately prior to the effective time of the merger;

•

severance benefits in the event of a termination of employment in amounts and on terms and conditions no less favorable in the aggregate to such employee than he or she would have received under the severance plans, programs, policies and arrangements applicable to such employee as of the date of the merger agreement; and

•	defined contribution retirement plan benefits no less favorable than those provided to employees on the date of the merger agreement.

In addition, the merger agreement provides that for the one-year period following consummation of the merger, ICE will maintain (i) the same level of employer matching contributions as in effect as of the date of the merger agreement under NYSE Euronext’s 401(k) investment savings plan and (ii) NYSE Euronext’s Retirement Accumulation Plan employer contribution levels for existing participants.

With respect to any new benefit plans in which employees first become eligible to participate on or after the consummation of the merger, ICE has agreed to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees and their eligible dependents under the new benefit plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous NYSE Euronext benefit plan, (ii) provide each employee and the employee’s eligible dependents with credit for any co-payments and deductibles paid prior to the effective time of the merger under a NYSE Euronext benefit plan (to the same extent that such credit was given under the analogous NYSE Euronext benefit plan prior to the effective time of the merger) in satisfying any deductible or out-of-pocket requirements under the new benefit plans for the year in which the effective time of the merger occurs and (iii) recognize all service of employees with NYSE Euronext and its affiliates for all purposes under the new benefit plans (to the extent recognized under the corresponding NYSE Euronext benefit plan), other than for purposes of vesting or eligibility for any plans which are frozen to new participants, benefit accrual under any defined benefit pension plans or to the extent it would result in a duplication of benefits.

Transaction Litigation

The merger agreement requires NYSE Euronext and ICE to promptly notify the other party and keep such other party reasonably informed with respect to the status of any litigation related to the merger agreement, the merger or other transactions contemplated by the merger agreement that is brought or threatened in writing against a party to the merger agreement or the members of the board of directors of a party to the merger agreement. Each party to the merger agreement will give the other party an opportunity to participate in the defense or settlement of any such litigation and NYSE Euronext will not settle, compromise, come to an arrangement regarding or agree to settle any such litigation without ICE’s prior written consent, which will not be unreasonably withheld, conditioned or delayed. For a description of the litigation related to the merger agreement, the merger or the other transactions contemplated by the merger agreement brought against any of the parties to the merger agreement as of the date of this joint proxy statement/prospectus, see “Litigation Related to the Merger.”

Election to ICE Board of Directors; Governance

Under the terms of the merger agreement, ICE has agreed to take all actions necessary in order to cause four individuals who are directors of NYSE Euronext immediately prior to the effective time of the merger and reasonably acceptable to ICE and any applicable government entity to be appointed to the ICE board of directors effective immediately following the effective time of the merger.

Credit Facility

The merger agreement requires NYSE Euronext to use its reasonable best efforts to arrange a customary payoff letter and instrument of discharge to be delivered at the closing of the merger providing for the payoff and discharge of the credit agreement, dated as of June 15, 2012, between NYSE Euronext, the subsidiary borrowers party thereto, the lenders party thereto, Citibank, N.A. as administrative agent, and the other financial institutions party thereto as agents, as amended, subject to the receipt from ICE of the full amount of funds necessary to effectuate the repayment, discharge and termination of such credit agreement.

Conditions to the Consummation of the Merger

Under the merger agreement, the respective obligations of NYSE Euronext, ICE and Merger Sub to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•

NYSE Euronext Stockholder Approval. The merger agreement must have been duly adopted by holders of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote thereon at the NYSE Euronext special meeting.

•

ICE Stockholder Approval. (i) Issuance of shares of ICE’s common stock in an amount sufficient to pay the aggregate stock portion of the merger consideration must have been approved by the affirmative vote of a majority votes cast by stockholders entitled to vote on the proposal at the ICE special meeting, provided that the total votes cast on the proposal (including abstentions) must represent a majority of all securities entitled to vote on the proposal and (ii) the approval of the amendments to the ICE certificate of incorporation necessary to secure certain regulatory approvals required to complete the merger by the holders of a majority of the outstanding shares of ICE common stock entitled to vote thereon at the ICE special meeting.

•

No Injunction or Restraints; Illegality. The absence of any law, regulation, or order (whether temporary, preliminary or permanent) by any court or other governmental entity of competent jurisdiction in the United States or the European Union rendering illegal or otherwise prohibiting the consummation of the merger.

•

Competition Matters. Any waiting period (and any extension thereof) applicable to the merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, must have been terminated or expired; if jurisdiction to examine the transactions contemplated by the merger agreement is referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, a decision must have been adopted by the European Commission declaring that such transactions are compatible with the internal market (either unconditionally or subject to the fulfillment of certain conditions or obligations) or deemed compatible under Article 10(6) of the EU Merger Regulation; and the following consents, authorizations, orders, approvals, declarations and filings must have been made or obtained (either unconditionally or subject to the fulfillment of certain conditions or obligations):

(i)	provided its jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, the Autoridade da Concorrência in Portugal must have declined jurisdiction, approved the merger under Law No. 19/2012 or not taken a decision before the expiry of all applicable waiting periods;

(ii)	provided its jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, the Comisión Nacional de la Competencia in Spain must have declined jurisdiction, approved the merger under Law No. 15/2007 or not taken a decision before the expiry of all applicable waiting periods; and

(iii)	provided their jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, the Office of Fair Trading or Competition Commission in the United Kingdom must have declined jurisdiction or approved the merger under the Enterprise Act 2002.

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Exchange Listing. The shares of ICE’s common stock to be issued in the merger as the stock portion of the merger consideration and such other shares of ICE common stock to be reserved for issuance in connection with the merger must have been approved for listing on the New York Stock Exchange, subject to the official notice of issuance.

•

Effectiveness of the Registration Statement. The registration statement, of which this document forms a part, must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order.

•

Regulatory Approvals. The following consents, non-objections and other approvals must have been obtained and be in full force and effect or any applicable waiting period thereunder must have been terminated or expired with the consequence that the merger may be consummated:

(i)	the SEC must have approved the applications under Rule 19b-4 of the Exchange Act submitted by NYSE Euronext and/or its applicable subsidiaries and by ICE and/or its applicable subsidiaries in connection with the transactions contemplated by the merger;

(ii)	the U.S. Commodity Futures Trading Commission must have approved, formally or informally, or indicated that it has no objection to, any applications or submissions under the Commodity Exchange Act submitted by ICE and/or its applicable subsidiaries in connection with the transactions contemplated by the merger;

(iii)	the Dutch Minister of Finance (with the advice of the AFM) must have issued a declaration of non-objection to ICE pursuant to Section 5:32d of the Dutch Financial Supervision Act (Wet op

het financiëel toezicht) allowing ICE to indirectly acquire the shares in Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V.;

(iv)	the Dutch Minister of Finance (with the advice of the AFM) or the AFM on behalf of the Dutch Minister of Finance, as applicable, must have confirmed, reissued, renewed or amended, if so required by the Minister of Finance or the AFM, the existing declarations of non-objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Section 5:32d of the Dutch Financial Supervision Act (Wet op het financiëel toezicht), in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares of NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V., Euronext N.V. and Euronext Amsterdam N.V., or the Dutch Minister of Finance and the AFM must not have indicated that any such confirmation, reissuance, renewal or amendment is required;

(v)	the Dutch Central Bank (De Nederlandsche Bank) must have issued a declaration of non-objection to ICE pursuant to Section 3:95(1)(c) of the Dutch Financial Supervision Act (Wet op het financieel toezicht) allowing ICE to indirectly acquire the shares in Euronext Amsterdam N.V. as well as Euronext (International) B.V., Euronext (Holding) N.V. and Euronext N.V. in their capacity as licensed operators of a multilateral trading facility, or the Dutch Central Bank (De Nederlandsche Bank) shall have indicated that such declaration of non-objection is not required;

(vi)	the Dutch Minister of Finance and the AFM must have reviewed and approved the merger and confirmed, reissued, renewed or amended, if so required by the Minister of Finance or the AFM, the existing exchange license granted to Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V., pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act (Wet op het financiëel toezicht), or the Dutch Minister of Finance and the AFM must not have indicated that any such confirmation, reissuance, renewal, or amendment is required;

(vii)	the College of Euronext Regulators must have issued a declaration of non-objection to the merger as required pursuant to the Memorandum of Understanding between the members of the College of Euronext Regulators dated June 24, 2010;

(viii)	the French Banking Regulatory Authority must have granted the approval required pursuant to French Regulation 96-16 of the Comité de la Réglementation Bancaire et Financière relating to the change of ownership and control of Euronext Paris S.A. in its capacity as a credit institution;

(ix)	the French Minister of the Economy must have granted, upon the advice of the French Autorité des Marchés Financiers, the approval required pursuant to Article L. 421-9 II of the French Monetary and Financial Code (Code monétaire et financier) relating to the change of ownership and control of Euronext Paris S.A. and, if required, BlueNext S.A. in their capacity as market operators;

(x)	the FSA, in respect of Merger Sub, ICE and/or any other person who will acquire control (within the meaning of section 301D of the Financial Services and Markets Act 2000 (the “FSMA 2000”) of LIFFE Administration and Management (a Recognized Investment Exchange for the purposes of FSMA 2000) and, to the extent such approval is required, NYSE LIFFE US (a Recognized Investment Exchange for the purposes of FSMA 2000) as a result of the transactions contemplated by the merger agreement:

•	must have given notice for the purposes of section 301G(3)(a) of FSMA 2000 that it has determined to approve the acquisition of control contemplated by the merger agreement; or

•	must be treated, by virtue of section 301G(4) of FSMA 2000, as having approved the acquisition of control contemplated by the merger agreement;

(xi)	the FSA, in respect of Merger Sub, ICE and/or any other person who will become a controller (as defined in FSMA 2000) of LIFFE Services Limited, Smartpool Trading Limited and Fix City Limited as a result of the transactions contemplated by the merger agreement:

•	must have given notice for the purposes of section 189(4) of FSMA 2000 that it has determined to unconditionally approve the acquisition of control contemplated by the merger agreement;

•

must have given notice for the purposes of section 189(7) of FSMA 2000 that it has determined to approve the acquisition of control contemplated by the merger agreement subject to conditions, such conditions being on terms satisfactory to NYSE Euronext and ICE; or

•	must be treated, by virtue of section 189(6) of FSMA 2000, as having approved the acquisition of control contemplated by the merger agreement;

(xii)	the Belgian FSMA must not have prohibited the intended change of ownership and control of Euronext Brussels S.A./N.V. within the 30-day period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002, or it must have issued a corresponding declaration of non-objection in respect of such intended change of ownership and control of Euronext Brussels S.A./N.V. within this period;

(xiii)	Euronext Brussels S.A./N.V. must have received a confirmation by the Belgian Ministry of Finance regarding the preservation of its status as regulated market and as a licensed market operator pursuant to Articles 3, 17 and 18 of the Belgian Law of August 2, 2002, or in the absence of such confirmation, Euronext Brussels S.A./N.V. must not have received any written notification from the Belgian Ministry of Finance to the contrary;

(xiv)	the Portuguese Minister of Finance must have explicitly approved of the change of ownership and control of Euronext Lisbon and Interbolsa S.A. upon a positive legal opinion of the Portuguese CMVM pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended; and

(xv)	the CMVM must have been notified of the change of ownership and control of Euronext Lisbon and Interbolsa S.A. and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control, each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended.

Under the merger agreement, the respective obligations of ICE and Merger Sub to consummate the merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of NYSE Euronext regarding its capitalization, absence of encumbrances or preemptive or other outstanding rights on its capital stock, corporate authority, conduct of its business in the ordinary and usual course and absence of any material adverse effect on NYSE Euronext and its subsidiaries, taken as a whole, must be true and correct in all respects (other than de minimis failures to be true and correct);

•

the other representations and warranties set forth in the merger agreement, and disregarding all qualifications and exceptions relating to materiality or material adverse effect, must be true and correct, except where the failure to be true and correct has not had, and would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on NYSE Euronext and its subsidiaries, taken as a whole;

•

NYSE Euronext must have performed in all material respects its obligations under the merger agreement at or prior to the date of the closing of the merger required to be performed or complied with by it; and

•	ICE must have received an opinion of Sullivan & Cromwell LLP to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Under the merger agreement, the obligation of NYSE Euronext to consummate the merger is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of ICE regarding its capitalization, absence of encumbrances or preemptive or other outstanding rights on its capital stock, corporate authority, conduct of business in the ordinary and usual course and absence of any material adverse effect on ICE and its subsidiaries taken as a whole, must be true and correct in all respects (other than de minimis failures to be true and correct);

•

the other representations and warranties set forth in the merger agreement, and disregarding all qualifications and exceptions relating to materiality or material adverse effect, must be true and correct, except where the failure to be true and correct has not had, and would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on ICE and its subsidiaries, taken as a whole;

•	ICE must have performed in all material respects its obligations under the merger agreement at or prior to the date of the closing of the merger required to be performed or complied with by it; and

•

NYSE Euronext must have received an opinion of Wachtell, Lipton, Rosen & Katz to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The conditions to each of the parties’ obligations to complete the merger are for the sole benefit of such party and may be waived by such party in whole or in part (to the extent permitted by applicable laws).

None of NYSE Euronext, ICE or Merger Sub may rely on the failure of any condition described above to be satisfied to excuse such party’s obligation to effect the merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the merger and the other transactions contemplated by the merger agreement.

Termination

Termination Rights

NYSE Euronext and ICE may terminate the merger agreement at any time prior to the effective time of the merger by mutual written consent of NYSE Euronext and ICE. The merger agreement may also be terminated by either NYSE Euronext or ICE at any time prior to the effective time of the merger if:

•

the completion of the merger has not occurred by December 31, 2013, provided that NYSE Euronext and ICE each have the right to extend such date to March 31, 2014 (this date, as it may be extended, is referred to as the “termination date”) if the only conditions to completion that have not been satisfied (other than those that they have mutually agreed to waive) are certain conditions relating to absence of injunctions or restraints, competition and regulatory approvals, or authorization for listing of the shares of ICE common stock on the New York Stock Exchange (but this right to extend such termination date or terminate the merger agreement may not be exercised by a party whose failure to perform any material covenant or obligation under the merger agreement (or similar failure by any of the party’s subsidiaries) has been the cause of, or resulted in, the failure of a completion condition to be satisfied on or before such termination date);

•

a NYSE Euronext stockholders meeting is held and the NYSE Euronext stockholders do not adopt the merger agreement at such meeting or any adjournment or postponement of such meeting after a vote of the NYSE Euronext stockholders has been taken and completed;

•

an ICE stockholders meeting is held and the ICE stockholders do not approve the issuance of shares of ICE’s common stock in an amount sufficient to pay the aggregate stock portion of the merger consideration or the amendments to the ICE certificate of incorporation necessary to secure certain regulatory approvals required to complete merger at such meeting or any adjournment or postponement of such meeting after a vote of the ICE stockholders has been taken and completed; or

•

any governmental entity or self-regulatory organization denies any regulatory approval with respect to competition law matters that is required to be obtained in connection with the merger, or this denial becomes final, binding and non-appealable (or if such denial is subject to appeal, it will be impossible to complete such appeal on or prior to the termination date), or if any governmental entity or self-regulatory organization issues a final and non-appealable order (or if such order is subject to appeal, it will be impossible to complete such appeal on or prior to the termination date) permanently restraining, enjoining or otherwise prohibiting the consummation of the merger (but the party seeking to exercise this termination right must have used its reasonable best efforts to prevent the denial and/or prevent the entry of and remove such order, as applicable).

In addition, the merger agreement may be terminated by NYSE Euronext at any time prior to the effective time of the merger if:

•	the ICE board of directors effects an ICE acquisition proposal change in recommendation or an ICE intervening event change in recommendation;

•

there has been a breach of a representation and warranty made by ICE in the merger agreement, which breach would result in the failure of the condition to the consummation of the merger relating to the accuracy of the representations and warranties of ICE under the merger agreement, and such failure to be true cannot be cured, or if curable, is not cured prior to the earlier of (i) the business day prior to the termination date or (ii) 60 calendar days after written notice of the breach is given by NYSE Euronext to ICE; or

•

ICE has failed to perform in any material respect any of its covenants or agreements under the merger agreement, which failure to perform would result in the failure of the condition to the consummation of the merger relating to the covenants or agreements of ICE under the merger agreement, and such failure to perform is not curable or, if curable, is not cured prior to the earlier of (i) the business day prior to the termination date of the merger agreement or (ii) 60 calendar days after written notice of the failure is given by NYSE Euronext to ICE (this is referred to as an “ICE uncured covenant breach”).

Further, the merger agreement may be terminated by ICE at any time prior to the effectiveness of the merger if:

•	the NYSE Euronext board of directors effects a NYSE Euronext acquisition proposal change in recommendation or a NYSE Euronext intervening event change in recommendation;

•

there has been a breach of a representation and warranty made by NYSE Euronext in the merger agreement, which breach would result in the failure of the condition to the consummation of the merger relating to the accuracy of the representations and warranties of NYSE Euronext under the merger agreement, and such failure to be true cannot be cured, or if curable, is not cured prior to the earlier of (i) the business day prior to the termination date or (ii) 60 calendar days after written notice of the breach is given by ICE to NYSE Euronext; or

•

NYSE Euronext has failed to perform in any material respect any of its covenants or agreements under the merger agreement, which failure to perform would result in the failure of the condition to the consummation of the merger relating to the covenants or agreements of NYSE Euronext under the merger agreement, and such failure to perform is not curable or, if curable, is not cured prior to the earlier of (i) the business day prior to the termination date of the merger agreement or (ii) 60 calendar days after written notice of the failure is given by ICE to NYSE Euronext (this is referred to as a “NYSE Euronext uncured covenant breach”).

Termination Fees Payable by NYSE Euronext

The merger agreement requires NYSE Euronext to pay ICE a termination fee of $300 million if:

•

an acquisition proposal for NYSE Euronext by a third party (or a bona fide intention to make a proposal with respect to an acquisition proposal) has been publicly announced or made publicly known or otherwise communicated to management or the board of directors of NYSE Euronext after the date of the merger agreement and prior to the NYSE Euronext stockholders meeting and the merger agreement is terminated either:

•	by ICE because the NYSE Euronext board of directors effects a NYSE Euronext acquisition proposal change in recommendation or because NYSE Euronext has a NYSE Euronext uncured covenant breach; or

•

by ICE or NYSE Euronext because the NYSE Euronext stockholders meeting is held and the NYSE Euronext stockholders do not adopt the merger at such meeting or any adjournment or postponement of such meeting after a vote of the NYSE Euronext stockholders has been taken and completed (and, at the time of termination of the merger agreement, ICE would have been entitled to terminate the merger agreement because the NYSE Euronext board of directors effects a NYSE Euronext acquisition proposal change in recommendation); or

•

an acquisition proposal for NYSE Euronext by a third party has been publicly announced or made publicly known at any time after the date of the merger agreement and prior to the date of the NYSE Euronext stockholders meeting, the merger agreement is terminated by either NYSE Euronext or ICE because a NYSE Euronext stockholders meeting is held and the NYSE Euronext stockholders do not adopt the merger agreement at such meeting or any adjournment or postponement of such meeting after a vote of the NYSE Euronext stockholders has been taken and completed and within nine months following such termination, NYSE Euronext or any of its subsidiaries enters into a letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement with respect to, or consummates, approves or recommends to the NYSE Euronext stockholders to accept, an acquisition proposal for NYSE Euronext by a third party involving 50% or more of the equity or assets of NYSE Euronext (or any of its subsidiaries that constitutes 50% or more of the consolidated gross revenue or assets of NYSE Euronext and its subsidiaries taken as a whole) or any sale or other disposition of LIFFE Administration and Management. However, such termination fee will be reduced by the amount of any fee previously paid or payable by NYSE Euronext pursuant to the termination fee payable by NYSE Euronext described in the final sentence of this subsection.

Under other circumstances, NYSE Euronext is required to pay ICE a termination fee of $450 million if the NYSE Euronext board of directors effects a NYSE Euronext intervening event change in recommendation and, as a result, ICE terminates the merger agreement.

Further, NYSE Euronext is required to pay ICE a termination fee of $100 million if the merger agreement is terminated, a NYSE Euronext stockholders meeting is held and the NYSE Euronext stockholders do not adopt the merger agreement at such meeting or any adjournment or postponement of such meeting after a vote of the NYSE Euronext stockholders has been taken and completed (other than in cases where the merger agreement is terminated and NYSE Euronext must pay any of the termination fees described above).

Termination Fees Payable by ICE

The merger agreement requires ICE to pay NYSE Euronext a termination fee of $300 million if:

•

an acquisition proposal for ICE by a third party (or a bona fide intention to make a proposal with respect to an acquisition proposal) has been publicly announced or made publicly known or otherwise communicated to management or the board of directors of ICE after the date of the merger agreement and prior to the ICE stockholders meeting and the merger agreement is terminated either:

•	by NYSE Euronext because the ICE board of directors effect an ICE acquisition proposal change in recommendation or because ICE has an ICE uncured covenant breach; or

•

by ICE or NYSE Euronext because an ICE stockholders meeting is held and the ICE stockholders do not approve of the issuance of shares of ICE’s common stock in an amount sufficient to pay the aggregate stock portion of the merger consideration and the amendments to the ICE certificate of incorporation necessary to secure certain regulatory approvals required to complete the merger at such meeting or any adjournment or postponement of such meeting after a vote of the ICE stockholders has been taken and completed (and, at the time of termination of the merger agreement, NYSE Euronext would have been entitled to terminate the merger agreement because the ICE board of directors effects an ICE acquisition proposal change in recommendation); or

•

an acquisition proposal for ICE by a third party has been publicly announced or made publicly known at any time after the date of the merger agreement and prior to the date of the ICE stockholders meeting, the merger agreement is terminated by either NYSE Euronext or ICE because an ICE stockholders meeting is held and the ICE stockholders do not approve of the issuance of shares of ICE’s common stock in an amount sufficient to pay the aggregate stock portion of the merger consideration and the amendments to the ICE certificate of incorporation necessary to secure certain regulatory approvals required to complete the merger at such meeting or any adjournment or postponement of such meeting after a vote of the ICE stockholders has been taken and completed and within nine months following such termination, ICE or any of its subsidiaries enters into a letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement with respect to, or consummates, approves or recommends to the ICE stockholders to accept, an acquisition proposal for ICE by a third party involving 50% or more of the equity or assets of ICE (or any of its subsidiaries that constitutes 50% or more of the consolidated gross revenue or assets of ICE and its subsidiaries taken as a whole). However, such termination fee will be reduced by the amount of any fee previously paid or payable by ICE pursuant to the termination fee payable by ICE described in the final sentence of this subsection.

Under other circumstances, ICE is required to pay NYSE Euronext a termination fee of $450 million if the ICE board of directors effects an ICE intervening event change in recommendation and, as a result, NYSE Euronext terminates the merger agreement.

Further, ICE is required to pay NYSE Euronext a termination fee of $750 million if:

•

the merger agreement is terminated because (i)(a) the completion of the merger has not occurred by the termination date or (b) any governmental entity or self-regulatory organization denies any regulatory or competition law approval that is required to be obtained in connection with the merger, and this denial becomes final, binding and non-appealable (or if such denial is subject to appeal, it will be impossible to complete such appeal on or prior to the termination date), or if any governmental entity or self-regulatory organization issues a final and non-appealable order (or if such order is subject to appeal, it will be impossible to complete such appeal on or prior to the termination date) permanently restraining, enjoining or otherwise prohibiting the consummation of the merger (but the party seeking to exercise this termination right must have used its reasonable best efforts to prevent the denial and/or prevent the entry of and remove such order, as applicable), or a law has been adopted making consummation of the merger illegal; or at the time the merger agreement is terminated because of any other right under the merger agreement, NYSE Euronext had a right to terminate the merger agreement because of the reasons set forth in clauses (a) and (b) and (ii) at the time of termination, one or more of the conditions relating to the absence of injunctions or restraints or to obtaining competition approvals or regulatory approvals have not been satisfied; or

•

the merger agreement is terminated by NYSE Euronext because ICE has failed to perform in any material respect any of its covenants or agreements under the merger agreement, which failure to perform would result in the failure of the condition to the consummation of the merger relating to the covenants or agreements of ICE under the merger agreement, and such failure to perform is not curable or, if curable, is not cured within a certain period of time, and such termination right arose due to a willful and material breach of the merger agreement by ICE and such breach is the primary cause that one or more of the conditions relating to the absence of injunctions or restraints or to competition approvals or regulatory approvals are impossible to satisfy on or prior to the termination date.

Finally, ICE is required to pay NYSE Euronext a termination fee of $100 million if the merger agreement is terminated, an ICE stockholders meeting is held and the ICE stockholders do not approve of the issuance of shares of ICE’s common stock in an amount sufficient to pay the aggregate stock portion of the merger consideration and the amendments to the ICE certificate of incorporation necessary to secure certain regulatory approvals required to complete the merger at such meeting or any adjournment or postponement of such meeting after a vote of the ICE stockholders has been taken and completed (other than in cases where the merger agreement is terminated and ICE must pay any of the termination fees described above).

Limitation on Remedies

In the event of termination of the merger agreement pursuant to the provisions described under “—Termination,” the merger agreement (other than certain provisions as set forth in the merger agreement) will become void and of no effect with no liability on the part of any party to the merger agreement (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives). However, subject to the liability limitations described under “—Termination Fees Payable by NYSE Euronext” and “—Termination Fees Payable by ICE,” respectively, and in this “—Limitation on Remedies” section, no such termination shall relieve any party to the merger agreement of any liability or damages resulting from any fraud or willful and material breach of the merger agreement (which the parties to the merger agreement have acknowledged and agreed that in assessing any damages arising out of such a breach a court may take into account, and each party to the merger agreement will be entitled to seek on behalf of its stockholders as a group as if such stockholders had been able to bring an action in their own behalf, damages to such stockholders). NYSE Euronext, ICE and Merger Sub must cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any governmental entity in connection with the transactions contemplated by the merger agreement.

In no event will (i) NYSE Euronext be required to pay both the $300 million termination fee and the $450 million termination fee described under “—Termination Fees Payable by NYSE Euronext” or pay either of such fees on more than one occasion or (ii) ICE be required to pay more than one of the $300 million, $450 million or $750 million termination fees described under “—Termination Fees Payable by ICE” or any such fees on more than one occasion. If either NYSE Euronext or ICE fails to promptly pay any amount due pursuant to the provisions described under “—Termination” and the other party to the merger agreement commences a suit resulting in a judgment against such non-paying party for such payment or any portion of such payment, such party must pay the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.

In addition, ICE’s aggregate liability for breaches of the merger agreement by ICE (including for willful breaches) and the termination fees described under “—Termination Fees Payable by ICE” may not exceed under any circumstances $750 million in the aggregate and NYSE Euronext’s aggregate liability for breaches of the merger agreement by NYSE Euronext (including for willful breaches) and the termination fees described under “—Termination Fees Payable by NYSE Euronext” may not exceed under any circumstances $750 million in the aggregate, except in the case where the fees described under “—Termination Fees Payable by NYSE Euronext” and “—Termination Fees Payable by ICE,” respectively, become payable and any such payment is not made within 30 days of the date it becomes due pursuant to the terms of the merger agreement.

Fees and Expenses

Whether or not the merger is consummated, except as otherwise provided in the merger agreement, all out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of the parties to the merger agreement in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring the expense, including the registration and filing fees and the printing and mailing costs of the registration statement on Form S-4 with the understanding that each of NYSE Euronext and ICE will be responsible and bear the costs of printing and mailing this joint proxy statement/prospectus to its respective stockholders.

Indemnification; Directors’ and Officers’ Insurance

The parties to the merger agreement have agreed that, from and after the effective time of the merger, ICE will indemnify, hold harmless and provide advancement of expenses to all past and present directors, officers and employees of NYSE Euronext and its subsidiaries, for acts or omissions occurring at or prior to the completion of the effective time of the merger, to the same extent as these individuals had rights to indemnification and advancement of expenses as of the date of the merger agreement and to the fullest extent permitted by law. The parties to the merger agreement have also agreed that the surviving company’s limited liability company agreement will include provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current organizational documents of NYSE Euronext.

In addition, for a period of six years following the effective time of the merger, ICE will cause the surviving company to maintain in effect the current directors’ and officers’ and fiduciary liability insurance policies maintained by NYSE Euronext with respect to claims arising from facts or events occurring at or prior to the effective time of the merger (or a substitute policy or policies with the same coverage and with terms no less advantageous in the aggregate), subject to the limitation that the surviving company will not be required to spend in any one year more than 250% of the annual premiums currently paid by NYSE Euronext for this insurance. Instead, the surviving company may, at its option, purchase a six-year “tail” prepaid policy on the same terms and conditions, but provided that the amount paid for such policy does not exceed six times the amount equal to 250% of the annual premiums currently paid by NYSE Euronext.

The present and former directors and officers of NYSE Euronext will have the right to enforce the provisions of the merger agreement relating to their indemnification.

Amendment and Waiver

NYSE Euronext, ICE and Merger Sub may amend the merger agreement at any time either before or after the approval of the merger agreement and the transactions contemplated thereby by the NYSE Euronext stockholders or the sole member of Merger Sub. However, after such approval, no amendment may be made which requires further approval by the NYSE Euronext stockholders under applicable law or the rules of any relevant stock exchange unless such further approval is obtained.

The parties to the merger agreement may, to the extent legally allowed and permitted under the terms of the merger agreement, waive compliance with or satisfaction of any of the conditions contained in the merger agreement.

Specific Performance

NYSE Euronext, ICE and Merger Sub have acknowledged and agreed, subject to the provisions described under “—Termination Fees Payable by NYSE Euronext,” “—Termination Fees Payable by ICE,” and “—Limitation on Remedies,” respectively, that each would be irreparably damaged if any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of the merger agreement by any party to the merger agreement could not be adequately compensated by monetary damages alone and that the parties to the merger agreement would not have any adequate remedy at law. Accordingly, subject to the provisions described under “—Termination Fees Payable by NYSE Euronext,” “—Termination Fees Payable by ICE,” and “—Limitation on Remedies,” respectively, NYSE Euronext,

ICE and Merger Sub will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek and obtain (i) enforcement of any provision of the merger agreement (other than the provisions described under “—Reasonable Best Efforts; Regulatory Filings and Other Actions”) by a decree or order of specific performance and (ii) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of the merger agreement (other than the provisions described under “—Reasonable Best Efforts; Regulatory Filings and Other Actions”) without posting any bond or undertaking. NYSE Euronext, ICE and Merger Sub have additionally agreed that they will not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at law.

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LITIGATION RELATED TO THE MERGER

Following the announcement of the execution of the merger agreement, on December 20, 2012, the first of eight putative stockholder class action complaints was filed in the Court of Chancery of the State of Delaware (the “Delaware Actions”) by purported stockholders challenging the proposed merger. Additionally, on December 21, 2012, the first of four similar putative stockholder class action complaints was filed in the Supreme Court of the State of New York (the “New York Actions”) by purported stockholders of NYSE Euronext. The Delaware Actions are captioned Cohen v. NYSE Euronext, et al., C.A. No. 8136-CS, Mayer v. NYSE Euronext, et al., C.A. No. 8167-CS, Southeastern Pennsylvania Transportation Authority v. Hessels, et al., No. 8172-CS, Louisiana Municipal Police Employees’ Retirement System v. NYSE Euronext, et al., No. 8183-CS, Sheet Metal Workers’ Pension Fund of Local Union 19 v. Hessels, et al., No 8202-CS, Winkler v. NYSE Euronext, et al., No. 8209-CS, Nardone v. Hessels, et al., C.A. No. 8211-CS, and LBBW Asset Management Investmentgesellschaft MBH, C.A. No. 8224-CS. The New York actions are captioned Graff v. Hessels, et al., No. 654519, Himmel v. NYSE Euronext, et al., No. 654576/2012, N.J. Carpenters Pension Fund v. NYSE Euronext, et al., No. 654496 and KT Invs. II, LLC v. Niederauer, et al., No. 654515.

The Delaware and New York Actions are substantially identical. All twelve actions name as defendants NYSE Euronext, the members of its board of directors, and ICE. Certain of the actions also name Merger Sub. All twelve complaints allege that the members of the NYSE Euronext board of directors breached their fiduciary duties by agreeing to a merger agreement that undervalues NYSE Euronext. Among other things, plaintiffs allege that the members of the NYSE Euronext board of directors failed to maximize the value of NYSE Euronext to its public stockholders, negotiated a transaction in their best interests to the detriment of the NYSE Euronext public stockholders, and agreed to supposedly preclusive deal protection measures that unfairly deter competitive offers. ICE (and, in some of the actions, NYSE Euronext and/or Merger Sub) is alleged to have aided and abetted the breaches of fiduciary duty by the members of the NYSE Euronext board of directors. The lawsuits seek, among other things, (i) an injunction enjoining ICE and NYSE Euronext from consummating the merger; and/or (ii) rescission of the merger, to the extent already implemented, or alternatively rescissory damages. Certain of the actions seek an injunction prohibiting ICE and NYSE Euronext from initiating any defensive measures.

On January 16, 2013, three of the plaintiffs in the Delaware Actions, Southeastern Pennsylvania Transportation Authority, Louisiana Municpal Police Employees’ Retirement System and Sheet Metal Workers’ Pension Fund of Local Union 19, jointly moved for expedited proceedings. The motion to expedite requests an expedited schedule and the setting of a hearing on a motion for a preliminary injunction in advance of the stockholder vote on the merger.

ICE and NYSE Euronext believe the allegations in the complaints in the Delaware Actions and the New York Actions are without merit, and intend to defend them vigorously.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

This section describes the material United States federal income tax consequences of the merger to U.S. holders of NYSE Euronext common stock who exchange shares of NYSE Euronext common stock for shares of ICE common stock, cash, or a combination of shares of ICE common stock and cash pursuant to the merger. The following discussion is based on the Internal Revenue Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a U.S. holder is a beneficial owner of NYSE Euronext common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for United States federal income tax purposes) holds NYSE Euronext common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding NYSE Euronext common stock, you should consult your tax advisor.

This discussion addresses only those NYSE Euronext stockholders that hold their NYSE Euronext common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all the United States federal income tax consequences that may be relevant to particular NYSE Euronext stockholders in light of their individual circumstances or to NYSE Euronext stockholders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold NYSE Euronext common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	persons that purchased or sell their shares of NYSE Euronext common stock as part of a wash sale;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons that are not U.S. holders; and

•	stockholders who acquired their shares of NYSE Euronext common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

ALL HOLDERS OF NYSE EURONEXT COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

The obligation of ICE to complete the merger is conditioned upon the receipt of an opinion from Sullivan & Cromwell, counsel to ICE, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code based upon representations made by ICE and NYSE Euronext. The obligation of NYSE Euronext to complete the merger is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, counsel to NYSE Euronext, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code based upon representations made by ICE and NYSE Euronext. Neither of these opinions is binding on the Internal Revenue Service or the courts. ICE and NYSE Euronext have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. The following discussion assumes the receipt and accuracy of the opinions described above.

Federal Income Tax Consequences of the Merger. The U.S. federal income tax consequences of the merger to U.S. holders of NYSE Euronext common stock are as follows:

•

a holder who receives shares of ICE common stock (and no cash other than cash received instead of a fractional share of ICE common stock) in exchange for shares of NYSE Euronext common stock pursuant to the merger will not recognize gain or loss (except with respect to any cash received instead of fractional share interests in ICE common stock, which shall be treated as discussed below);

•

a holder who receives solely cash in exchange for shares of NYSE Euronext common stock pursuant to the merger generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and such holder’s tax basis in the NYSE Euronext common stock exchanged;

•

a holder who receives a combination of shares of ICE common stock and cash (other than cash received instead of a fractional share of ICE common stock) in exchange for shares of NYSE Euronext common stock pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the ICE common stock and cash received by a holder of NYSE Euronext common stock exceeds such holder’s tax basis in its NYSE Euronext common stock, and (2) the amount of cash received by such holder of NYSE Euronext common stock (in each case excluding any cash received instead of fractional share interests in ICE common stock, which shall be treated as discussed below);

•

the aggregate tax basis of the ICE common stock received in the merger (including any fractional share interests in ICE common stock deemed received and exchanged for cash) will be the same as the aggregate tax basis of the NYSE Euronext common stock for which it is exchanged, decreased by the amount of cash received in the merger (excluding any cash received instead of fractional share interests in ICE common stock), and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below), excluding any gain recognized with respect to fractional share interests in ICE common stock for which cash is received, as discussed below; and

•

the holding period of ICE common stock received in exchange for shares of NYSE Euronext common stock (including any fractional shares interests in ICE common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the NYSE Euronext common stock for which it is exchanged.

If holders of NYSE Euronext common stock acquired different blocks of NYSE Euronext common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of NYSE Euronext common stock and such holders’ basis and holding period in their shares of ICE common stock may be determined with reference to each block of NYSE Euronext common stock. Any such holders should consult their tax advisors regarding the manner in which cash and ICE common stock received in the exchange should be allocated among different blocks of NYSE Euronext common stock and with respect to identifying the bases or holding periods of the particular shares of ICE common stock received in the merger.

Gain or loss that holders of NYSE Euronext common stock recognize in connection with the merger generally will constitute capital gain or loss and will constitute long-term capital gain or loss if such holders have held their NYSE Euronext common stock for more than one year as of the date of the merger. Long-term capital gain of certain non-corporate holders of NYSE Euronext common stock, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns ICE stock other than ICE stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, holders of NYSE Euronext common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

U.S. holders that are individuals, trusts or estates and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare tax on their “net investment income.” For this purpose, net investment income generally includes dividend income and net gain recognized with respect to a disposition of shares of NYSE Euronext common stock pursuant to the merger, unless such dividend income or net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consist of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, please consult your tax advisors regarding the applicability of the Medicare tax with respect to your disposition of shares of NYSE Euronext common stock pursuant to the merger.

Cash Received Instead of a Fractional Share of ICE Common Stock. A holder of NYSE Euronext common stock who receives cash instead of a fractional share of ICE common stock will generally be treated as having received the fractional share pursuant to the merger and then as having sold that fractional share of ICE common stock for cash. As a result, a holder of NYSE Euronext common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of ICE common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of ICE common stock will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments of cash to a holder of NYSE Euronext common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements present the combination of the historical consolidated financial statements of ICE and NYSE Euronext adjusted to give effect to the merger. The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2012 and for the year ended December 31, 2011 combine the historical consolidated statements of income of ICE and the historical consolidated statements of operations of NYSE Euronext, giving effect to the merger as if it had been consummated on January 1, 2011, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet combines the historical condensed consolidated balance sheet of ICE and the historical condensed consolidated balance sheet of NYSE Euronext as of September 30, 2012, giving effect to the merger as if it had been consummated on September 30, 2012. The historical consolidated financial statements of NYSE Euronext have been adjusted to reflect certain reclassifications in order to conform to ICE’s financial statement presentation.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with ICE considered the acquirer of NYSE Euronext. See “The Merger—Accounting Treatment.” Under the acquisition method of accounting, the purchase price is allocated to the underlying NYSE Euronext tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

As of the date of this joint proxy statement/prospectus, ICE has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the NYSE Euronext assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform NYSE Euronext’s accounting policies to ICE’s accounting policies. A final determination of the fair value of NYSE Euronext’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of NYSE Euronext that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the transaction. In addition, the value of the consideration to be paid by ICE upon the consummation of the merger will be determined based on the closing price of ICE’s common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements presented below. ICE estimated the fair value of NYSE Euronext’s assets and liabilities based on discussions with NYSE Euronext’s management, preliminary valuation studies, due diligence and information presented in NYSE Euronext’s public filings. Until the merger is completed, both companies are limited in their ability to share certain information. Upon completion of the merger, final valuations will be performed. Any increases or decreases in the fair value of relevant balance sheet amounts upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or statements of income. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The aggregate purchase price for financial statement purposes will be based on the actual closing price per share of ICE common stock on the closing date, which could differ materially from the assumed value disclosed in the notes to the unaudited pro forma condensed combined financial statements. If the actual closing price per share of ICE common stock on the closing date is higher than the assumed amount, it is expected that the actual amount recorded for goodwill will be higher; conversely, if the actual closing price is lower, the actual amount recorded for goodwill will be lower. A hypothetical 10% change in ICE’s closing stock price on the closing date of the merger would have an approximate $568 million impact on the purchase price and subsequent goodwill balance.

Assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements (the “pro forma adjustments”) are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are: (1) directly attributable to the merger; (2) factually supportable; and (3) with respect to the pro forma statements of income, expected to have a continuing impact on the combined results of ICE and NYSE Euronext following the merger. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of the combined company following the merger.

The unaudited pro forma condensed combined financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the merger and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed combined statements of income exclude projected operating efficiencies and synergies expected to be achieved as a result of the merger, which are described under “The Merger—Recommendation of the ICE Board of Directors and Reasons for the Merger.” The projected operating synergies include approximately $450 million in combined annual cost synergies expected to be realized within three years of closing the merger (inclusive of $150 million related to NYSE Euronext’s current cost savings program, known as Project 14). Of these expense synergies, 80% are expected to be realized within two years of closing. The unaudited pro forma condensed combined financial statements also exclude the effects of costs associated with any restructuring or integration activities or asset dispositions resulting from the merger, as they are currently not known, and to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the merger. However, such costs could affect the combined company following the merger in the period the costs are incurred or recorded. Further, the unaudited pro forma condensed combined financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the merger.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited consolidated financial statements of ICE as of and for the year ended December 31, 2011, included in ICE’s Form 10-K and incorporated by reference in this document;

•	the historical unaudited consolidated financial statements of ICE as of and for the nine months ended September 30, 2012, included in ICE’s Form 10-Q and incorporated by reference in this document;

•

the historical audited consolidated financial statements of NYSE Euronext as of and for the year ended December 31, 2011, included in NYSE Euronext’s Form 10-K and incorporated by reference in this document;

•

the historical unaudited consolidated financial statements of NYSE Euronext as of and for the nine months ended September 30, 2012, included in NYSE Euronext’s Form 10-Q and incorporated by reference in this document; and

•

other information relating to ICE and NYSE Euronext contained in or incorporated by reference into this document. See “Where You Can Find More Information” and “Selected Historical Consolidated Financial Data.”

INTERCONTINENTALEXCHANGE, INC. AND NYSE EURONEXT

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(In thousands, except per share amounts)

	Historical Statement of Income Information		Pro Forma
	ICE	NYSE Euronext	Adjustments	Notes	ICE Combined
Revenues:
Transaction and clearing fees, net	$908,057	$1,828,000			$2,736,057
Market data fees	109,504	263,000			372,504
Listing fees	—	334,000	$(123)	(a)
			(68,300)	(b)	265,577
Technology service fees	—	254,000	(1,025)	(a)	252,975
Other	22,033	161,000			183,033

Total revenues	1,039,594	2,840,000	(69,448)		3,810,146
Transaction-based expenses:
Section 31 fees	—	226,000			226,000
Liquidity payments, routing and clearing	—	852,000			852,000

Total revenues less transaction-based expenses	1,039,594	1,762,000	(69,448)		2,732,146

Operating Expenses:
Compensation and benefits	194,596	457,000			651,596
Technology and communications	34,535	133,000			167,535
Professional services	25,741	218,000			243,741
Rent and occupancy	14,544	90,000			104,544
Acquisition-related transaction expenses and exit costs	9,994	61,000			70,994
Selling, general and administrative	28,580	95,000	(1,148)	(a)	122,432
Depreciation and amortization	96,955	196,000	(2,800)	(c)	290,155

Total operating expenses	404,945	1,250,000	(3,948)		1,650,997

Operating income	634,649	512,000	(65,500)		1,081,149
Other expense, net	28,351	87,000	5,092	(d)	120,443

Income before income taxes	606,298	425,000	(70,592)		960,706
Income tax expense	177,114	91,000	(28,235)	(f)	239,879

Net income	$429,184	$334,000	$(42,357)		$720,827

Net income attributable to noncontrolling interest	(7,080)	(14,000)			(21,080)

Net income attributable to Combined Company	$422,104	$320,000	$(42,357)		$699,747

Earnings per share attributable to Combined Company common shareholders:
Basic	$5.80	$1.27			$6.08

Diluted	$5.76	$1.26			$6.05

Weighted average common shares outstanding:
Basic	72,729	252,000	(209,660)	(e)	115,069

Diluted	73,339	253,000	(210,631)	(e)	115,708

INTERCONTINENTALEXCHANGE, INC. AND NYSE EURONEXT

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

(In thousands, except per share amounts)

	Historical Statement of Income Information		Pro Forma
	ICE	NYSE Euronext	Adjustments	Notes		ICE Combined
Revenues:
Transaction and clearing fees, net	$1,176,367	$3,162,000				$4,338,367
Market data fees	124,956	371,000				495,956
Listing fees	—	446,000	$(121)	(a	)
			(89,000)	(b	)	356,879
Technology service fees	—	358,000	(4,763)	(a	)	353,237
Other	26,168	215,000				241,168

Total revenues	1,327,491	4,552,000	(93,884)			5,785,607
Transaction-based expenses:
Section 31 fees	—	371,000				371,000
Liquidity payments, routing and clearing	—	1,509,000				1,509,000

Total revenues less transaction-based expenses	1,327,491	2,672,000	(93,884)			3,905,607

Operating Expenses:
Compensation and benefits	250,601	638,000				888,601
Technology and communications	47,875	188,000				235,875
Professional services	34,831	299,000				333,831
Rent and occupancy	19,066	119,000				138,066
Acquisition-related transaction expenses and exit costs	15,624	114,000				129,624
Selling, general and administrative	34,180	184,000	(4,884)	(a	)	213,296
Depreciation and amortization	132,252	280,000	(7,000)	(c	)	405,252

Total operating expenses	534,429	1,822,000	(11,884)			2,344,545

Operating income	793,062	850,000	(82,000)			1,561,062
Other expense, net	33,053	125,000	6,931	(d	)	164,984

Income before income taxes	760,009	725,000	(88,931)			1,396,078
Income tax expense	238,268	122,000	(35,584)	(f	)	324,684

Net income	$521,741	$603,000	$(53,347)			$1,071,394

Net (income) loss attributable to noncontrolling interest	(12,068)	16,000				3,932

Net income attributable to Combined Company	$509,673	$619,000	$(53,347)			$1,075,326

Earnings per share attributable to Combined Company common shareholders:
Basic	$6.97	$2.37				$9.31

Diluted	$6.90	$2.36				$9.25

Weighted average common shares outstanding:
Basic	73,145	261,000	(218,660)	(e	)	115,485

Diluted	73,895	263,000	(220,636)	(e	)	116,259

INTERCONTINENTALEXCHANGE, INC. AND NYSE EURONEXT

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2012

(In thousands)

	Historical Balance Sheet Information		Pro Forma
	ICE	NYSE Euronext	Adjustments	Notes	ICE Combined
ASSETS
Current assets:
Cash and cash equivalents	$1,241,176	$310,000	$(944,188)	(g)
			(116,000)	(h)
			(130,500)	(i)	$360,488
Short-term restricted cash	80,570	—	116,000	(h)	196,570
Customer accounts receivable, net	148,897	477,000			625,897
Margin deposits and guaranty funds	32,530,788	—			32,530,788
Prepaid expenses and other current assets	33,064	262,000			295,064

Total current assets	34,034,495	1,049,000	(1,074,688)		34,008,807

Property, plant & equipment, net	140,926	944,000	(139,000)	(j)	945,926

Other noncurrent assets:
Goodwill	1,936,796	4,139,000	370,281	(k)	6,446,077
Other intangible assets, net	816,626	5,715,000	139,000	(j)
			2,775,000	(l)	9,445,626
Long-term restricted cash	164,950	—			164,950
Long-term investments	414,529	508,000			922,529
Other noncurrent assets	31,762	604,000			635,762

Total other noncurrent assets	3,364,663	10,966,000	3,284,281		17,614,944

Total assets	$37,540,084	$12,959,000	$2,070,593		$52,569,677

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$83,725	$478,000			$561,725
Accrued salaries and benefits	47,020	168,000			215,020
Current portion of long-term debt	50,000	866,000			916,000
Deferred revenue	28,234	225,000	$(107,000)	(n)	146,234
Margin deposits and guaranty funds	32,530,788	—			32,530,788
Other current liabilities	70,575	7,000			77,575

Total current liabilities	32,810,342	1,744,000	(107,000)		34,447,342

Noncurrent liabilities:
Noncurrent deferred tax liability, net	216,028	1,898,000	1,267,104	(m)
			196,800	(n)
			(65,788)	(o)	3,512,144
Long-term debt	800,000	1,616,000	1,946,637	(o)	4,362,637
Deferred revenue	—	373,000	(373,000)	(n)	—
Other noncurrent liabilities	107,755	587,000			694,755

Total noncurrent liabilities	1,123,783	4,474,000	2,971,753		8,569,536

Total liabilities	33,934,125	6,218,000	2,864,753		43,016,878

Redeemable noncontrolling interest	—	281,000			281,000

EQUITY
Shareholders’ equity
Common stock	798	3,000	(3,000)	(p)
			424	(q)	1,222
Treasury stock	(664,389)	(940,000)	940,000	(p)	(664,389)
Additional paid-in capital	1,887,354	8,003,000	(8,003,000)	(p)
			5,679,916	(q)	7,567,270
Retained earnings	2,379,200	613,000	(668,500)	(p)	2,323,700
Accumulated other comprehensive loss	(27,104)	(1,260,000)	1,260,000	(p)	(27,104)

Total shareholders’ equity	3,575,859	6,419,000	(794,160)		9,200,699
Noncontrolling interest in consolidated subsidiaries	30,100	41,000			71,100

Total equity	3,605,959	6,460,000	(794,160)		9,271,799

Total liabilities and equity	$37,540,084	$12,959,000	$2,070,593		$52,569,677

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Pro Forma Presentation

Overview

For a summary of the proposal for ICE to acquire NYSE Euronext, see “The Merger—Transaction Structure.” Following the consummation of the merger, NYSE Euronext will merge with and into Merger Sub. For purposes of the unaudited pro forma condensed combined financial statements (the “pro forma financial statements”), we have assumed a total preliminary purchase price for the merger of approximately $8.4 billion, which consists of cash, shares of ICE common stock, and replacement share-based payment awards. Under the terms of the merger agreement, the transaction is currently valued at $34.10 per NYSE Euronext share, based on the closing price of ICE’s stock on January 22, 2013. Each issued and outstanding share of NYSE Euronext common stock (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE common stock and $11.27 in cash (this is referred to as the “standard election amount”). NYSE Euronext stockholders will also have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for their NYSE Euronext shares. Both the cash election and the stock election are subject to the adjustment and proration procedures set forth in the merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount, a maximum cash consideration of approximately $2.7 billion and a maximum aggregate number of ICE common shares of approximately 42.4 million. NYSE Euronext stockholders who make no election will receive the standard election amount. The overall mix of the approximate $8.4 billion of merger consideration being paid by ICE is approximately 68% shares and 32% cash.

The pro forma financial statements have been prepared assuming the merger is accounted for using the acquisition method of accounting under U.S. GAAP (which we refer to as “acquisition accounting”) with ICE as the acquiring entity. Accordingly, under acquisition accounting, the total estimated purchase price is allocated to the acquired net tangible and identifiable intangible assets of NYSE Euronext based on their respective fair values, as further described below.

To the extent identified, certain reclassifications have been reflected in the pro forma adjustments to conform NYSE Euronext’s financial statement presentation to that of ICE, as described in Note 2. However, the pro forma financial statements may not reflect all adjustments necessary to conform the accounting policies of NYSE Euronext to those of ICE due to limitations on the availability of information as of the date of this joint proxy statement/prospectus.

The pro forma adjustments represent management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. The pro forma financial statements do not reflect the impact of possible revenue or earnings enhancements, cost savings from operating efficiencies or synergies, or asset dispositions. Also, the pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the merger that are not expected to have a continuing impact. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the merger are not included in the pro forma statements of income. However, the impact of such transaction expenses is reflected in the pro forma balance sheet as a decrease to retained earnings and a decrease to cash.

The pro forma statements of income for the nine months ended September 30, 2012 and for the year ended December 31, 2011 combine the historical consolidated statements of income of ICE and the historical consolidated statements of operations of NYSE Euronext, giving effect to the merger as if it had been consummated on January 1, 2011, the beginning of the earliest period presented. The pro forma balance sheet combines the historical consolidated balance sheet of ICE and the historical consolidated balance sheet of NYSE Euronext as of September 30, 2012, giving effect to the merger as if it had been consummated on September 30, 2012.

Completion of the merger is subject to regulatory approvals in Europe and the United States and approval by stockholders of both companies. As of the date of this joint proxy statement/prospectus, the merger is expected to be completed during the second half of 2013.

Preliminary Estimated Purchase Price

The total preliminary estimated purchase price of approximately $8.4 billion was determined based on NYSE Euronext’s shares of common stock and awards outstanding under NYSE Euronext’s stock plan (which we refer to as equity awards), as of January 22, 2013. For purposes of the pro forma financial statements, such common stock and equity awards are assumed to remain outstanding as of the closing date of the merger. Further, no effect has been given to any other new shares of common stock or other equity awards that may be issued or granted subsequent to the date of this joint proxy statement/prospectus and before the closing date of the merger. In all cases in which ICE’s closing stock price is a determining factor in arriving at final merger consideration, the stock price assumed for the total preliminary purchase price is the closing price of ICE’s common stock on January 22, 2013 ($134.11 per share), the most recent date practicable in the preparation of this joint proxy statement/prospectus. The standard elected amount is assumed for purposes of preparing the table below.

(In thousands, except per share data)	Shares	Per Share	Purchase Consideration
Cash consideration for outstanding NYSE Euronext common stock	242,608	$11.27	$2,734,188

Total Cash Consideration			2,734,188

Shares of ICE common stock exchanged for NYSE Euronext common stock outstanding(1)	41,316	$134.11	5,540,899
ICE stock options exchanged for NYSE Euronext stock options outstanding(2)	16	$79.18	1,265
Shares of ICE common stock exchanged for NYSE Euronext time-based restricted stock outstanding(3)	1,024	$134.11	137,281
ICE time-based restricted shares exchanged for NYSE Euronext performance-based restricted stock outstanding(4)	30	$134.11	895

Total Stock Consideration	42,386		5,680,340

Total Preliminary Estimated Purchase Price			$8,414,528

(1)	Number of shares of ICE common stock issued was determined based on the conversion factor of 0.1703 of a share of ICE common stock for each issued and outstanding share of NYSE Euronext common stock.
(2)	Number of ICE stock options issued was determined based on the 61,927 outstanding NYSE Euronext stock options multiplied by an exchange factor of 0.2581 per award. As defined in the merger agreement, the exchange factor is equal to the equity exchange factor of 0.1703 plus i) $11.27 divided by ii) the 10-day volume weighted average ICE stock price ending prior to the second to last trading day prior to January 22, 2013. The fair value of $79.18 per award was calculated using the Black-Scholes option pricing model. The impact of the exchange of NYSE Euronext stock appreciation rights was excluded from the calculation above as their associated purchase consideration value would not be material.
(3)	Each of the 3,966,497 outstanding time-based restricted stock units of NYSE Euronext common stock will vest upon the closing of the merger. The number of ICE common shares issued in satisfaction of these awards is based on an exchange factor of 0.2581, as calculated in footnote (2) above.
(4)

Each of the 116,505 outstanding performance-based restricted stock units of NYSE Euronext common stock will be deemed to have their performance condition satisfied as of the date of the merger. ICE will issue replacement time-based restricted share units and the number of units issued will be based on an exchange factor of 0.2581, as calculated in footnote (2) above. Only 22% of the fair value of the replacement awards is included in the purchase consideration above, as this amount represents the fair value attributable to the service period completed prior to the merger date. The remaining service period will be completed post-merger and future vesting and expense will be recognized accordingly.

The purchase price will be computed using the closing price of ICE common stock on the closing date; therefore the actual purchase price will fluctuate with the market price of ICE common stock until the merger is consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the pro forma financial statements. For more information regarding the merger consideration, see “The Merger—Merger Consideration” and “The Merger Agreement—Effect of the Merger on Shares of NYSE Euronext Common Stock and Interests of Merger Sub”.

The following table presents the changes to the value of stock consideration and the total preliminary purchase price based on a 10% increase and decrease in the per share price of ICE common stock (in thousands, except per share data):

	Price of ICE Common Stock	ICE Shares To Be Issued	Calculated Value of Stock Consideration	Cash Consideration Transferred	Total Preliminary Purchase Price
As of January 22, 2013	$134.11	42,386	$5,680,340	$2,734,188	$8,414,528
Decrease of 10%	$120.70	42,386	$5,112,475	$2,734,188	$7,846,663
Increase of 10%	$147.52	42,386	$6,248,205	$2,734,188	$8,982,393

Preliminary Estimated Purchase Price Allocation

The total preliminary estimated purchase price described above has been allocated to NYSE Euronext’s tangible and intangible assets and liabilities for purposes of these pro forma financial statements, based on their estimated relative fair values assuming the merger was completed on the pro forma balance sheet date presented. The final allocation will be based upon valuations and other analyses for which there is currently insufficient information to make a definitive allocation. Accordingly, the purchase price allocation adjustments are preliminary and have been made solely for the purpose of providing pro forma financial statements. The final purchase price allocation will be determined after the merger is consummated and after completion of a thorough analysis to determine the fair value of NYSE Euronext’s tangible assets and liabilities, including fixed assets and investments, and identifiable intangible assets and liabilities. As a result, the final acquisition accounting adjustments, including those resulting from conforming NYSE Euronext’s accounting policies to those of ICE, could differ materially from the pro forma adjustments presented herein. Any increase or decrease in the fair value of NYSE Euronext’s tangible and identifiable intangible assets and liabilities, as compared to the information shown herein, would also change the portion of purchase price allocable to goodwill and could impact the operating results of the combined company following the merger due to differences in amortization related to the assets and liabilities. The total preliminary estimated purchase price was allocated as follows, based on NYSE Euronext’s September 30, 2012 balance sheet (in thousands):

Net tangible liabilities assumed	$(1,635,650)
Preliminary identifiable intangible assets	8,490,000
Deferred tax liabilities on preliminary identifiable intangible assets	(2,949,103)
Preliminary goodwill	4,509,281

Total Preliminary Estimated Purchase Price	$8,414,528

Preliminary identifiable intangible assets in the pro forma financial statements consist of anticipated intangibles derived from national securities exchange registrations, customer relationships and trade names, of which, customer relationships and certain trade names are amortizable. The amortization related to these amortizable identifiable intangible assets is reflected as a pro forma adjustment to the pro forma statements of income, with amortization expense based on a weighted average amortization period of approximately 20 years using the accelerated attribution method. The identifiable intangible assets and related amortization are preliminary and have been based on discussions with NYSE Euronext’s management, preliminary valuation studies, due diligence and information presented in public filings. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods impacted by amortization expense will ultimately be based upon the periods in which we expect to derive the associated economic benefits or detriments, or where appropriate, based on the use of a straight-line attribution method. Therefore, the amount of amortization expense following the merger may differ significantly between periods based upon the final value assigned to, and amortization methodology used for, each identifiable intangible. Intangible amortization has been presented in one line item on the pro forma statements of income; however, the ultimate classification of intangible amortization expense could differ materially, depending upon the final determination of the nature and amount of each identifiable intangible asset and liability.

The deferred tax liabilities above represent the estimated tax effect on the identifiable intangibles as there will be no tax basis in these assets. This determination is preliminary and subject to change based upon the final determination of the fair value of the identifiable intangible assets.

Goodwill represents the excess of the preliminary estimated purchase price over the fair value of the underlying net assets. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any indicators of impairment.

2.	Pro Forma Adjustments

The unaudited pro forma condensed combined statements of income reflect the following adjustments:

a)	To eliminate listing and technology fees charged by NYSE Euronext to ICE.

b)	To remove revenue relating to the amortization of the eliminated deferred revenue balances, net of revenue recognized for listings that occurred in 2011 and 2012. See adjustment n) below.

c)	To record $43.2 million and $54.0 million in amortization expense for the nine months ended September 30, 2012 and for the year ended December 31, 2011, respectively, on the acquired intangible assets described below in adjustment l) below. To eliminate $46.0 million and $61.0 million in amortization expense for the nine months ended September 30, 2012 and for the year ended December 31, 2011, respectively, recognized related to NYSE Euronext historical intangible assets.

d)	To reduce interest income earned on the ICE cash used to fund a portion of the cash merger consideration, to record interest expense on new debt to be incurred by ICE as part of the merger, to reduce interest expense for the amortization of the adjustment to the existing NYSE Euronext bonds to record them at fair market value, and to remove expenses related to commitment fees paid on the unused portion of ICE’s revolving credit facility, which will be drawn down as part of the merger consideration, as described in Note 3 below.

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
	(In thousands)
ICE interest income earned on cash paid for merger consideration	$1,015	$2,374
Interest expense incurred on new debt	37,498	48,502
Reduction of interest expense from the amortization of the fair value adjustment to the existing NYSE Euronext bonds	(31,397)	(42,141)
Removal of commitment fees relating to the unused portion of ICE’s revolving credit facility	(2,024)	(1,804)

Pro forma adjustment to other expense	$5,092	$6,931

For purposes of the pro forma interest expense incurred on the $1.79 billion new long-term debt to be incurred by ICE to fund a portion of the merger consideration, the interest rate applied is 2.5% per annum, or 1-month LIBOR of 0.23% plus an applicable margin of 2.25%, in accordance with the terms of ICE’s credit facility. In addition, $3.8 million and $3.6 million in additional interest expense for the nine months ended September 30, 2012 and for the year ended December 31, 2011, respectively, is assumed on the ICE term loans during those periods based on a presumed higher rate of interest in accordance with the terms of the loans.

e)	To adjust the weighted average number of shares outstanding based on the standard election amount of $11.27 in cash plus 0.1703 of an ICE share for each share of NYSE Euronext stock outstanding as of January 22, 2013, as well as the dilutive impact of the NYSE Euronext restricted stock and stock option awards to be exchanged for ICE stock awards in connection with the merger, as follows:

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
	(In thousands)
Basic:
Elimination of NYSE Euronext historical weighted average shares	(252,000)	(261,000)
ICE estimated incremental shares issued related to the merger	41,316	41,316
Issuance of ICE common stock in exchange for outstanding NYSE Euronext restricted stock awards	1,024	1,024

Weighted average share adjustment, net	(209,660)	(218,660)

Diluted:
Elimination of NYSE Euronext weighted average shares	(253,000)	(263,000)
ICE estimated incremental shares issued related to the merger	41,316	41,316
Issuance of ICE common stock in exchange for outstanding NYSE Euronext restricted stock awards	1,024	1,024
Dilutive impact of NYSE Euronext stock awards assumed by ICE	29	24

Weighted average share adjustment, net	(210,631)	(220,636)

f)	To record the tax effect on pro forma adjustments at a combined U.S. (federal and state) statutory income tax rate of 40% for the nine months ended September 30, 2012 and for the year ended December 31, 2011.

The unaudited pro forma condensed combined balance sheet reflects the following adjustments:

g)	To reflect the use of ICE cash on hand to fund a portion of the cash consideration, as described in Note 1 above.

h)	To reclassify minimum cash balances to be maintained in certain markets to restricted cash to conform to ICE’s accounting policy.

i)	To reflect the impact of estimated transaction costs anticipated to be paid by both ICE and NYSE Euronext prior to, or concurrent with, the closing of the merger.

j)	To reclassify NYSE Euronext developed technology as it will be recognized as an intangible asset in connection with purchase accounting. ICE will continue to assess the fair value of all property, plant and equipment, including this technology, as integration decisions are made. Therefore, fair value adjustments to these assets may change and will be accounted for accordingly if and when such a determination is made.

k)	To eliminate $4.1 billion of historical NYSE Euronext goodwill and record $4.5 billion of goodwill resulting from the merger. See Note 1 above for preliminary estimated purchase price allocation.

l)	To reflect the elimination of $5.7 billion of historical intangible assets of NYSE Euronext and the recording of $8.5 billion of identifiable intangible assets related to the merger. The estimated intangible assets attributable to the merger are comprised of the following:

	Estimated Fair Value (In thousands)	Estimated remaining useful life (in years)	Estimated amortization expense for the nine months ended September 30, 2012 (In thousands)	Estimated amortization expense for year ended December 31, 2011 (In thousands)
National securities exchange registrations	$6,920,000	Indefinite	N/A	N/A
Customer relationships	1,160,000	20	$40,800	$51,000
Trade names	410,000	3 to Indefinite	2,400	3,000

Total	$8,490,000		$43,200	$54,000

As part of these preliminary estimates, national securities exchange registrations and customer relationships were valued using the excess earnings approach and trade names were valued using the relief-from-royalty method under the income approach. Amortization expense was calculated using an accelerated attribution method.

m)	To record a deferred tax liability of $2.9 billion related to the $8.5 billion estimated fair value of identifiable intangible assets at an estimated blended statutory income tax rate of 35% for the relevant U.S. and foreign taxing jurisdictions, and to eliminate $1.7 billion of NYSE Euronext historical deferred tax liabilities associated with historical identifiable intangible assets.

n)	To eliminate $480.0 million in deferred revenue balances (and the related $196.8 million in deferred tax assets) relating to NYSE Euronext original listing fees to reflect that, following the completion of the merger, the combined company would not have assumed a legal performance obligation to their customers.

o)	To record the incurrence of new long-term debt of $1.79 billion under ICE’s revolving credit facility to fund a portion of the cash consideration in the merger. In addition, to record an increase of $156.6 million to the historical NYSE Euronext outstanding debt at its fair value (and to record the related $65.8 million in deferred tax assets) as of September 30, 2012, based on current public debt prices.

p)	To eliminate NYSE Euronext’s historical equity balances that remain after adjusting for the merger and to reflect estimated transaction costs as discussed above in adjustment i).

q)	To reflect the issuance of 42.4 million shares of ICE common stock in connection with the merger, as discussed in Note 1, valued at a per share price of $134.11, which was the ICE closing stock price on January 22, 2013.

3.	Financing Considerations

The pro forma financial statements assume, as summarized in Note 1, that the preliminary estimated purchase price for the merger is approximately $8.4 billion, comprised of $5.7 billion in equity consideration (including the issuance of approximately 42.4 million shares of ICE common stock in exchange for outstanding shares of NYSE Euronext common stock, restricted stock and stock options) and approximately $2.7 billion in cash consideration. The cash portion of the purchase price is expected to be funded using $944.2 million from existing unrestricted cash balances of ICE on the closing date of the merger and borrowings of $1.79 billion under ICE’s revolving credit facility.

As of September 30, 2012, ICE has an aggregate $2.1 billion five-year senior unsecured multicurrency revolving credit facility in place, of which $1.8 billion was available to be borrowed by ICE. The ICE revolving credit facility matures on November 9, 2016. The outstanding debt under the credit facilities of the combined company subsequent to completion of the merger is anticipated to consist of (i) the $1.79 billion borrowed to fund a portion of the cash consideration in the merger under ICE’s revolving credit facility, (ii) ICE’s term loan facility, which had $450.0 million outstanding with a 1.48% interest rate as of September 30, 2012, (iii) ICE’s senior notes, tranche A, which has $200.0 million outstanding with a 4.13% interest rate as of September 30, 2012, (iv) ICE’s senior notes, tranche B, which has $200.0 million outstanding with a 4.69% interest rate as of September 30, 2012, (v) NYSE Euronext’s European bonds, which has $1.3 billion outstanding with a 5.375% interest rate as of September 30, 2012, (vi) NYSE Euronext’s U.S. bonds, which has $750.0 million outstanding with a 4.8% interest rate as of September 30, 2012, and (vii) NYSE Euronext’s commercial paper, which has $423.0 million outstanding with a 0.42% interest rate as of September 30, 2012. Subsequent to or in connection with the closing of the merger, ICE intends to refinance the majority of the $1.79 billion it will borrow under the revolving credit facilities through the issuance of new debt. ICE does not currently expect the interest rate on any public or private issuance of debt securities to be materially different from the interest rate available under ICE’s current revolving credit facility.

The pro forma financial statements reflect our estimate of the amount of financing required to complete the merger. The actual amount of financing required for the merger will not be determined until the closing date of the merger when the actual purchase price, the actual amount of existing unrestricted cash balances of ICE, and the total value of ICE common stock to be issued are known. The actual amount of available cash at closing and the total value of common stock to be issued associated with the merger may vary materially from preliminary estimates. The pro forma financial statements also reflect an estimate of interest rates for the various debt facilities based on current market conditions and rates as of the date of this joint proxy statement/prospectus and based on facilities with similar terms and tenors. However, the actual interest incurred on our debt may vary significantly based upon, among other factors outside our control, market considerations, the amount of each debt facility utilized, and our ability to refinance our debt through the public offering of debt securities subsequent to or in connection with the closing of the merger. A 100 basis point increase or decrease in interest rates on the $1.79 billion new long-term debt, compared to the rates used for determining interest expense in the pro forma statements of income, would have an approximate $18.0 million impact on our assumed annual interest expense.

COMPARISON OF STOCKHOLDERS’ RIGHTS

This section describes the material differences between the rights of holders of shares of NYSE Euronext common stock prior to the merger, the rights of holders of shares of ICE common stock prior to the merger, and the rights of holders of shares of ICE common stock after completion of the merger. The differences between the rights of NYSE Euronext stockholders and ICE stockholders prior to the merger and ICE stockholders after the merger primarily result from the differences between the governing documents of NYSE Euronext, ICE and ICE after the merger. As a result of the merger, holders of shares of NYSE Euronext common stock (other than those who elect and receive all cash in the merger, and holders of excluded shares and dissenting shares) will become holders of shares of ICE common stock. Thus, following the merger, NYSE Euronext stockholders will have the same rights as ICE stockholders after the merger to the extent they receive shares of ICE common stock as merger consideration. NYSE Euronext stockholders choosing the cash election may not receive any shares of ICE common stock in the merger (dependent upon the adjustment and proration procedures set forth in the merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger, as a whole, are equal to the total amount of cash and number of shares of common stock that would have been issued if all of the NYSE Euronext stockholders received the standard election amount).

This section does not include a complete description of all differences among the rights of NYSE Euronext stockholders and ICE stockholders before and/or after the merger, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences in these rights as material is not intended to indicate that other differences that may be equally important do not exist. All NYSE Euronext stockholders and ICE stockholders are urged to read carefully the relevant provisions of the Delaware General Corporation Law, as well as the amended and restated certificate of incorporation and second amended and restated bylaws of NYSE Euronext and the fourth amended and restated certificate of incorporation and amended and restated bylaws of ICE, copies of which have been filed with the SEC, and the form of fifth amended and restated certificate of corporation and form of second amended and restated bylaws of ICE, copies of which are attached as Appendix B and Appendix C, respectively, to this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the ICE proposed fifth amended and restated certificate of incorporation and proposed second amended and restated bylaws, which remain subject to review and approval by the SEC. The following description is based on ICE’s current understanding regarding the limitations and requirements that will apply to its capital stock after completion of the merger, although it is possible that, after the date of this document, the SEC and certain European regulators may require changes as part of their approval of the merger.

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

Authorized Capital Stock

Common Stock. NYSE Euronext is currently authorized to issue up to 800,000,000 shares of common stock, par value $0.01 per share.

Preferred Stock. NYSE Euronext is also authorized to issue up to 400,000,000 shares of preferred stock, par value of $0.01 per share.

Common Stock. ICE is currently authorized to issue up to 194,275,000 shares of common stock, par value $0.01 per share.

Preferred Stock. ICE is currently authorized to issue up to 25,000,000 shares of preferred stock, par value $0.01 per share.

[ ]

Dividends/Distributions

Subject to Delaware law, holders of shares of NYSE Euronext common stock are entitled to receive dividends when, as and if declared by the	Subject to Delaware law, holders of shares of ICE common stock have a right to receive dividends and distributions as may be	[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

NYSE Euronext board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Euronext preferred stock.

Dividends on the capital stock of NYSE Euronext, subject to NYSE Euronext’s certificate of incorporation and applicable law, may be declared by the board of directors at any regular or special meeting, or by unanimous written consent of the directors without a meeting, pursuant to applicable law. Dividends may be paid in cash, in property or in shares of capital stock.

declared on such shares of common stock by the ICE board of directors out of legally available assets or funds of ICE, subject to the rights, if any, of holders of shares of ICE preferred stock.

Dividends on the capital stock of ICE, subject to ICE’s certificate of incorporation and applicable law, may be declared by the board of directors from time to time at any regular or special meeting, or by unanimous written consent of the directors without a meeting, pursuant to applicable law. Dividends may be paid in cash, in property or in shares of capital stock.

Annual Meetings of Stockholders

An annual meeting of stockholders to elect directors and transact other business properly brought before the meeting is held at such place, date and time as determined by the board of directors.

Under the NYSE Euronext bylaws, notice of the place, day and hour of the meeting and the general nature of the business to be considered must be provided to each shareholder not less than 10 days and not more than 60 days before the meeting date, except where otherwise required by the Delaware General Corporation Law.

An annual meeting of stockholders to elect directors and transact other business properly brought before the meeting is held at such date and time as designated from time to time by the board of directors.

Under the ICE bylaws, notice of the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote, at such meeting, must be provided to each shareholder not less than 10 days and not more than 60 days before the meeting date, unless otherwise provided by applicable law.

[ ]

Shareholder Proposals

The proposal of business to be considered by the shareholders may be made by any shareholder of record of NYSE Euronext by giving written notice to the corporate secretary of NYSE Euronext within a certain period. Such business must also be a proper matter for stockholder action.	A record stockholder of ICE entitled to vote at an annual meeting may bring a matter before any annual meeting of stockholders by giving written notice to the corporate secretary of ICE within a certain period. Such matter must also be a proper matter for stockholder action.	[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

Special Meetings of Stockholders

Special meetings of stockholders may be called at any time by the board of directors acting pursuant to a resolution adopted by a majority of the directors, the chairman of the board, the deputy chairman of the board, the chief executive officer, or the deputy chief executive officer. No matter can be brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to NYSE’s notice requirement.	Special meetings of stockholders may be called at any time by the board of directors, the chairman of the board, the chief executive officer, or at the request of holders of common stock representing in the aggregate at least 50% of the shares of common stock outstanding at such time. Such request shall state the purpose or purposes of the proposed meeting. No matter can be brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to ICE’s notice requirement.	[ ]

Voting Rights—General

Holders of shares of NYSE Euronext common stock are entitled to one vote for each share owned of record on all matters requiring a vote of the stockholders of NYSE Euronext, subject to the voting limitations contained in the organizational documents of NYSE Euronext, and except as may otherwise be provided with respect to a vote by holders of preferred stock.

Subject to the rights, if any, of the holders of any series of preferred stock issued and subject also to applicable law, all voting rights are vested in the holders of shares of NYSE Euronext common stock. There are no cumulative voting rights.

There are certain limitations on voting if a person (either alone or together with their related persons) owns above a certain percentage of the outstanding equity of NYSE Euronext, described below under “Limitations on Voting Concentration.”

Holders of shares of ICE common stock are entitled to one vote for each share owned of record on all matters requiring a vote of the stockholders of ICE, except as may otherwise be provided with respect to a vote by holders of preferred stock.

Except as otherwise required by law or as may otherwise be provided with respect to a vote by holders of preferred stock, holders of shares of ICE common stock vote together as a single class on all matters presented to the stockholders for their vote or approval.

There are no cumulative voting rights.

Unless otherwise provided for in the certificate of incorporation or bylaws of ICE, any business brought before an annual or special meeting of stockholders where a quorum is present will be decided by the vote of the holders of a majority of the votes cast at such meeting.

[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

When a quorum is present at a meeting of stockholders held for the purpose of electing directors, a nominee for director shall be elected to the board if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election, except under certain circumstances where the directors will be elected by a plurality of the votes cast.

Quorum

Holders of a majority of the voting power of the outstanding shares of stock entitled to vote on a matter at the meeting, represented in person or by proxy, constitutes a quorum (with shares in excess of the limitations on voting described below under “Limitations on Voting Concentration” not being counted unless the voting limitations are waived properly).	Holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitutes a quorum.	[ ]

Approval of Extraordinary Transactions

Any merger, consolidation or sale of substantially all of the assets of a corporation must be approved by a resolution adopted by a majority of the directors and approved by a vote of a majority of the outstanding shares entitled to vote thereon, except that the following extraordinary transactions require approval of at least two-thirds of the directors then in office (instead of a majority of the directors then in office):

•   the direct or indirect acquisition, sale or disposition by NYSE Euronext or any of its subsidiaries of assets or equity securities where the consideration received in respect of such assets or equity securities has a fair market value, measured as of the date of the execution of the definitive agreement providing for such acquisition, sale or disposition

	The Delaware General Corporation Law generally requires that any merger, consolidation, or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Although a Delaware corporation’s certificate of incorporation may provide for a greater vote, the ICE certificate of incorporation does not.	[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

(or, if no definitive agreement is executed for such acquisition, sale or disposition, the date of the consummation of such acquisition, sale or disposition), in excess of 30% of the aggregate equity market capitalization of NYSE Euronext as of such date;

•   a merger or consolidation of NYSE Euronext or any of its subsidiaries with any entity with an aggregate equity market capitalization (or, if such entity’s equity securities are not traded on a national securities exchange, with a fair market value of assets), measured as of the date of the execution of the definitive agreement providing for such merger or consolidation (or, if no definitive agreement is executed for such merger or consolidation, the date of the consummation of such merger or consolidation), in excess of 30% of the aggregate equity market capitalization of NYSE Euronext as of such date; or

•   any direct or indirect acquisition by NYSE Euronext or any of its subsidiaries of assets or equity securities of an entity whose principal place of business is outside of the United States and Europe, or any merger or consolidation of NYSE Euronext or any of its subsidiaries with an entity whose principal place of business is outside of the United States and Europe, pursuant to which NYSE Euronext has agreed that one or more directors of the

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

NYSE Euronext board of directors is a person who is neither a U.S. domiciliary nor a European domiciliary as of the most recent election of directors.

Limitations on Ownership Concentration

The NYSE Euronext certificate of incorporation, provides that no person, either alone or with its related persons (as that term is defined in the NYSE Euronext certificate of incorporation) may beneficially own shares of stock of NYSE Euronext representing in the aggregate more than 20% of the then-outstanding votes, entitled to be cast on any matter unless otherwise approved by the NYSE Euronext board of directors (in accordance with the requirements of the NYSE Euronext certificate of incorporation) and the SEC.

Any waiver of the ownership concentration limitation must also be approved by each European regulator having appropriate jurisdiction and authority.

In considering whether to grant a waiver of the ownership limitations, the NYSE Euronext board of directors must determine, among other things, that the ownership of such shares:

•   will not impair the ability of NYSE Euronext, NYSE Group, Inc. or the U.S. regulated subsidiaries of NYSE Euronext to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

•   will not impair the ability of NYSE Euronext or the European market subsidiaries of NYSE Euronext to discharge their respective

	There are no ownership limitations on ICE shares.	[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

responsibilities under European exchange regulations;

•   will not impair the SEC’s ability to enforce the Exchange Act;

•   will not impair the European regulator’s ability to enforce European exchange regulations; and

•   is otherwise in the best interests of NYSE Euronext, its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries.

In addition, the NYSE Euronext board of directors may not waive the ownership limitation for:

•   any person who is subject to any statutory disqualification under the Exchange Act (a “U.S. disqualified person”); or

•   any person who has been determined by a European regulator to be in violation of the laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally (a “European disqualified person”).

Limitations on Voting Concentration

The NYSE Euronext certificate of incorporation provides that no person, either alone or with its related persons, may possess the right to vote or cause the voting of shares representing more than 10% of the then-outstanding votes entitled to be cast on any matter, and no person, either alone or with its related	There are no voting limitations on ICE shares.	[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

persons, may acquire the ability to vote more than 10% of the then-outstanding votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Euronext capital stock.

The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of NYSE Euronext or by any officer or director of NYSE Euronext acting on behalf of NYSE Euronext or to a solicitation of a revocable proxy by a NYSE Euronext shareholder in accordance with Regulation 14A of the Exchange Act. This exception, however, does not apply to certain solicitations by a shareholder pursuant to Rule 14a-2(b)(2) of the Exchange Act, which permits a solicitation made otherwise on behalf of NYSE Euronext where the total number of persons solicited is not more than ten.

The NYSE Euronext board of directors may waive the limitations on voting concentration under certain conditions with the approval of the SEC.

Additionally, any waiver of the voting concentration limitation must also be approved by each European regulator having appropriate jurisdiction and authority.

In considering whether to grant a waiver of the voting limitations, the NYSE Euronext board of directors must determine, among other things, that the exercise of such voting rights:

•   will not impair the ability of NYSE Euronext or the U.S. regulated subsidiaries of NYSE Euronext to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

•   will not impair the ability of NYSE Euronext or the European market subsidiaries of NYSE Euronext to discharge their respective responsibilities under European exchange regulations;

•   will not impair the SEC’s ability to enforce the Exchange Act;

•   will not impair the European regulator’s ability to enforce European exchange regulations; and

•   is otherwise in the best interests of NYSE Euronext, its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries.

In addition, the NYSE Euronext board of directors may not waive the voting limitation in excess of 20% of the outstanding capital stock of NYSE Euronext for any person who is a U.S. disqualified person or a European disqualified person.

Transfer Restrictions

There are no transfer restrictions on NYSE Euronext shares.	There are no transfer restrictions on ICE shares.	[ ]

Board of Directors

The number of NYSE Euronext directors is 16 and may be changed and fixed from time to time by the NYSE Euronext board of directors pursuant to a resolution adopted by not less than two-thirds of the directors then in office.

In any election of directors, the nominees who will be elected to the board of directors are the nominees who receive the highest number of votes such that, immediately after the election:

•   U.S. domiciliaries as of such election will constitute at least

The number of ICE directors is currently 11. The number of directors of ICE is determined by resolution of the board of directors from time to time.

Directors are elected for a one-year term. Each ICE director holds office until his or her successor is elected and qualified or until his or her resignation or removal. There is no limit on the number of terms a director may serve on the ICE board.

[ ] Pursuant to the merger agreement, the size of the board will be expanded to 15 members, four of whom will be current members of the NYSE Euronext board of directors.

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and

•   European domiciliaries as of such election will constitute the remainder of the directors.

Each director holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Under the NYSE Euronext bylaws, either (1) the chairman of the board of directors must be a U.S. domiciliary and the chief executive officer must be a European domiciliary, in each case, as of the most recent election of directors, or (2) the chairman of the board of directors must be a European domiciliary and the chief executive officer must be a U.S. domiciliary, in each case, as of the most recent election of directors.

The foregoing governance provisions may only be changed by a vote of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.

Nomination and Appointment of Directors

Directors are elected by the shareholders at each annual meeting of shareholders. In uncontested elections, directors are elected by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In contested elections, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Each director is elected by the stockholders at their annual meeting. In uncontested elections, directors are elected by a majority of the votes cast. In contested elections, directors are elected by a plurality of such votes.

The nomination of a director for election may be made by any ICE stockholder by giving notice to the corporate secretary of ICE within a certain time period.

[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

U.S. domiciliaries as of such election must constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and European domiciliaries as of such election will constitute the remainder of the directors.

The nomination of a director for election may be made by any shareholder of NYSE Euronext by giving notice to the corporate secretary of NYSE Euronext within a certain period. Any notice given to the corporate secretary of NYSE Euronext purporting to nominate one or more directors must include the documentation necessary to determine whether the nominee is a U.S. domiciliary or a European domiciliary, as set forth in the bylaws of NYSE Euronext.

Any vacancy on the board of directors may be filled only by a majority vote of the remaining directors then in office. Vacancies created by the death, retirement, resignation, disqualification or removal from office of a U.S. domiciliary or a European domiciliary must be filled by a U.S. domiciliary or a European domiciliary, respectively.

Vacancies created by an increase in the number of directors between annual meetings will be filled such that following the filling of such vacancy:

•   U.S. domiciliaries as of their most recent election or appointment will constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and

Any vacancies on the ICE board of directors are filled by the appointment of additional directors by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected or appointed to fill a vacancy or a newly created directorship holds office until the next annual election and until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

• European domiciliaries as of their most recent election or appointment will constitute the remainder of the directors.

Removal of Directors

Subject to the rights of holders of any series of preferred stock with respect to directors elected solely by such holders, any director, or the entire board of directors, may be removed from office at any time, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors.

Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of a U.S. self-regulatory organization from office under certain circumstances.

	The Delaware General Corporation Law provides that any or all of the directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.	[ ]

Amendments to Certificate of Incorporation

Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

The NYSE Euronext certificate of incorporation provides that NYSE Euronext reserves the right from time to time to amend or repeal any provision of the NYSE Euronext certificate of incorporation and that all rights conferred thereby are granted subject to this right.

The affirmative vote of not less than 80% of the votes entitled to be cast by holders of the outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the

Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

The affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of common stock and all other outstanding shares of stock of ICE entitled to vote on such matter is required to amend in any respect or repeal any provision of the ICE certificate of incorporation related to:

•   the power of the board of directors;

[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

election of directors, voting together as a single class, is required to amend in any respect or repeal provisions relating to:

•   the limitations on the concentration of ownership and voting power;

•   the power to call special shareholder meetings;

•   the right to fill vacancies on the board and newly created directorships;

•   the matters that the NYSE Euronext board of directors may consider in light of a potential change in control of NYSE Euronext;

•   the inability of shareholders to act by written consent and the quorum requirements of a shareholder meeting;

•   the transfer restrictions imposed on certain shares of NYSE Euronext common stock; and

•   the provisions setting forth the requirements for amendments to the NYSE Euronext certificate of incorporation.

For so long as NYSE Euronext shall control, directly or indirectly, any U.S. regulated subsidiaries, before any amendment or repeal of any provision of the certificate of incorporation is effective, it must be submitted to the boards of directors of the New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc. and NYSE Arca Equities, Inc. If any of these boards of directors determines that the amendment or repeal must be filed with and/or approved by the SEC under Section 19 of the Exchange Act, then

• amendments to bylaws; • number of directors and vacancies; • limitations on stockholder action outside of stockholder meetings; and • amendments to the certificate of incorporation.

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

the amendment or repeal may not be effectuated until this has taken place.

The affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors, voting together as a single class, will be required to amend the provision of the NYSE Euronext certificate of incorporation providing that the NYSE Euronext shareholders may amend the NYSE Euronext bylaws only pursuant to the provisions of the NYSE Euronext bylaws (see below), but such vote will not be required to amend the provisions in the NYSE Euronext certificate of incorporation providing that proposed amendments or repeals must be submitted to the European market subsidiaries and U.S. regulated subsidiaries, as described in more detail below.

For so long as NYSE Euronext controls, directly or indirectly, any European market subsidiary, before any amendment or repeal of any provision of the NYSE Euronext certificate of incorporation will be effective, the amendment or repeal must be submitted to the board of directors of such European market subsidiary and, if such board determines that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then the amendment or repeal will not be effectuated until filed with, or filed with and approved by, the relevant European regulator.

For purposes of these provisions, a “European market subsidiary” means a “market operator,” as defined by the European MiFID.

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

Amendments to Bylaws and Other Governing Documents

The NYSE Euronext board of directors is expressly authorized to adopt, amend or repeal NYSE Euronext bylaws.

The NYSE Euronext stockholders may adopt additional bylaws and amend, modify or repeal any bylaw whether or not adopted by them, by a majority of votes cast at a meeting by stockholders entitled to vote.

For so long as NYSE Euronext shall control, directly or indirectly, any U.S. regulated subsidiary, before any amendment or repeal of any provision of the bylaws is effective, it must be submitted to the boards of directors of the New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc., NYSE Arca Equities, Inc. and NYSE MKT LLC. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the SEC.

Amendments to certain NYSE Euronext bylaws require an affirmative vote of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors. These include bylaws relating to:

•   board size;

•   board composition;

•   certain qualifications for directors and for the chairman of the board and the chief executive officer;

	The ICE board of directors is expressly authorized to adopt, amend or repeal any or all of the bylaws of ICE at any time. ICE stockholders may adopt, amend or repeal any bylaws of ICE whether or not adopted by them, at any time with an affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of common stock of ICE entitled to vote on such matter.	[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

•   the requirements for filling vacancies on the board of directors;

•   the notice required for special meetings of the board of directors;

•   the ability of directors to attend meetings telephonically;

•   the composition of the nominating and governance committee;

•   the definition of “Europe”;

•   the requirement that not less than two thirds of the board approve certain extraordinary transactions; and

•   the director and stockholder approval necessary to amend the bylaws.

In addition, for so long as NYSE Euronext shall control, directly or indirectly, any European market subsidiary, before any amendment or repeal of any provision of the NYSE Euronext bylaws shall be effective, such amendment or repeal shall be submitted to the boards of directors of the European market subsidiaries. If any or all of such boards of directors shall determine that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the relevant European regulator.

For purposes of these provisions, a “European market subsidiary” means a “market operator,” as defined by the European MiFID.

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

Suspension, Revocation and Repeal of Certain Provisions of the Charter and Bylaws

Immediately following the exercise of a Euronext call option and for so long as Stichting NYSE Euronext continues to hold any priority shares or ordinary shares of Euronext, or the voting securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business, the following provisions of the NYSE Euronext bylaws will be suspended:

•   the requirement that European domiciliaries are represented in a certain proportion on the NYSE Euronext board of directors and the nominating and governance committee of the NYSE Euronext board of directors;

•   the requirement of supermajority board or shareholder approval for certain extraordinary transactions;

•   the provisions granting jurisdiction to European regulators over certain actions of NYSE Euronext and the NYSE Euronext board of directors; and

•   references to European regulators, European market subsidiaries and European disqualified persons appearing in the NYSE Euronext bylaws.

If:

•   after a period of six months following the exercise of a Euronext call option, Stichting NYSE Euronext continues to hold any ordinary shares of Euronext or of one or more subsidiaries of Euronext that, taken together, represent a

	There is no analogous provision in the ICE certificate of incorporation or bylaws.	[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

substantial portion of Euronext’s business;

•   after a period of six months following the exercise of a Euronext call option, Stichting NYSE Euronext continues to hold any Euronext priority shares or priority shares or similar voting securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business (provided that, in this case, the NYSE Euronext board of directors will have approved of the applicable revocation); or

•   at any time, NYSE Euronext no longer holds a direct or indirect controlling interest in Euronext or in one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business;

then the following provisions will be revoked:

•   the NYSE Euronext bylaw provisions noted above that were subject to suspension;

•   the references in the NYSE Euronext certificate of incorporation and NYSE Euronext bylaws to European regulators, European exchange regulations, European market subsidiaries, European regulated markets, Europe and European disqualified persons;

•   the provisions in the NYSE Euronext certificate of incorporation and bylaws requiring that amendments to the NYSE Euronext certificate of incorporation or bylaws be submitted to

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

the European market subsidiaries and, if applicable, filed with and approved by a European regulator; and

•   the provisions in the NYSE Euronext bylaws requiring approval of not less than (1) two-thirds or more of the NYSE Euronext directors or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors to amend certain bylaw provisions.

In addition, any officer or director of NYSE Euronext who is a European domiciliary will resign or be removed from his or her office.

Appraisal and Dissenters’ Rights

Under the Delaware General Corporation Law, a shareholder of a Delaware corporation generally has appraisal rights in connection with certain mergers or consolidations in which the corporation is participating, subject to specified procedural requirements. The Delaware General Corporation Law does not confer appraisal rights, however, if the corporation’s stock is either (i) listed on a national securities exchange, or (ii) held of record by more than 2,000 holders.

Even if a corporation’s stock meets these requirements (as NYSE Euronext’s currently does), the Delaware General Corporation Law still provides appraisal rights if shareholders of the corporation are required to accept for their stock in certain mergers or consolidations anything other than:

•   shares of stock of the corporation surviving or resulting from such merger or

Under the Delaware General Corporation Law, a stockholder of a Delaware corporation generally has appraisal rights in connection with certain mergers or consolidations in which the corporation is participating, subject to specified procedural requirements. The Delaware General Corporation Law does not confer appraisal rights, however if the corporation’s stock is either (i) listed on a national securities exchange, or (ii) held of record by more than 2,000 holders.

Even if a corporation’s stock meets the foregoing requirements, however, the Delaware General Corporation Law provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in certain mergers or consolidations anything other than:

•   shares of stock of the corporation surviving or

[ ]

NYSE Euronext Stockholders	ICE Stockholders	ICE Stockholders after Completion of the Merger

consolidation, or depository receipts in respect thereof;

•   shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

•   cash in lieu of fractional shares or fractional depository receipts described in the foregoing; or

•   any combination of the foregoing.

resulting from such merger or consolidation, or depository receipts in respect thereof;

•   shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

•   cash in lieu of fractional shares or fractional depository receipts described in the foregoing; or

•   any combination of the foregoing.

Anti-Takeover Legislation

Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner or a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder.

The NYSE Euronext certificate of incorporation does not contain any provisions opting out of the restrictions prescribed by Section 203 of the Delaware General Corporation Law.

Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner or a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder.

The ICE certificate of incorporation does not contain any provisions opting out of the restrictions prescribed by Section 203 of the Delaware General Corporation Law.

[ ]

DESCRIPTION OF ICE CAPITAL STOCK

The following summary is a description of the material terms of ICE’s capital stock as of the effective time of the merger and is not complete. You should also refer to (1) the proposed form of fifth amended and restated certificate of incorporation of ICE, which is also referred to as the certificate of incorporation, that will be in effect as of the completion of the merger and is included as Appendix B to this joint proxy statement/prospectus, (2) the proposed form of second amended and restated bylaws of ICE, which is also referred to as the bylaws, that will be in effect as of the completion of the merger and is included as Appendix C to this joint proxy statement/prospectus, and (3) the applicable provisions of the Delaware General Corporation Law. The following summary is based on ICE’s current understanding regarding the limitations and requirements that will apply to its capital stock after the merger is completed, although it is possible that, after the date of this document, the SEC and certain European regulators may require changes to ICE’s certificate of incorporation and/or bylaws as part of their approval of the merger.

Pursuant to the certificate of incorporation, ICE’s authorized capital stock consists of [                ] shares, each with a par value of $0.01 per share, of which:

•	[ ] shares are designated as preferred stock; and

•	[ ] shares are designated as common stock.

All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued and sold, validly issued, fully paid and nonassessable.

Preferred Stock

ICE’s authorized capital stock includes [                ] shares of preferred stock, none of which is outstanding. The ICE board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. The ICE board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased or decreased (but not below the number of shares thereof then-outstanding) by resolution adopted by the ICE board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class.

Common Stock

ICE’s authorized capital stock includes [                ] shares of common stock. The terms of ICE common stock are discussed below.

ICE common stock has the following rights and privileges:

•	Voting: [ ].

•	Ownership: [ ].

•

Dividends and distributions: The holders of shares of common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the ICE board of directors from legally available assets or funds.

•

Liquidation, dissolution or winding-up: In the event of the liquidation, dissolution or winding-up of ICE, holders of the shares of common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of any ICE preferred stock.

•

Restrictions on transfer: Neither the certificate of incorporation nor the bylaws contain any restrictions on the transfer of shares of common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

•	Redemption, conversion or preemptive rights: Holders of shares of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for ICE securities.

•	Other provisions: There are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by us.

The rights, preferences, and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of any series of preferred stock that ICE may designate and issue in the future. As of the date of this prospectus, there are no shares of preferred stock outstanding.

Limitation of Liability and Indemnification Matters

The certificate of incorporation provides that no ICE director will be liable to ICE or its stockholders for monetary damages for breach of fiduciary duty as a director, except in those cases in which liability is mandated by the Delaware General Corporation Law, and except for liability for breach of the director’s duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or any transaction from which the director derived any improper personal benefit. The bylaws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or senior officer of ICE or, at the request of ICE, serves or served as a director, officer, partner, member, employee or agent of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. The bylaws also provide that, to the extent authorized from time to time by the ICE board of directors, ICE may provide to any one or more other persons rights of indemnification and rights to receive payment or reimbursement of expenses, including attorneys’ fees.

Section 203 of the Delaware General Corporation Law

ICE is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder. A business combination includes, among other things, a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203 of the Delaware General Corporation Law, a business combination between ICE and an interested stockholder is prohibited during the relevant three-year period unless it satisfies one of the following conditions:

•

prior to the time the stockholder became an interested stockholder, the ICE board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of ICE voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•

the business combination is approved by the ICE board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of ICE outstanding voting stock that is not owned by the interested stockholder.

Certain Anti-Takeover Matters

The certificate of incorporation and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the ICE board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Board of Directors

Vacancies and newly created seats on the ICE board may be filled only by the ICE board of directors. Only the ICE board of directors may determine the number of directors on the ICE board of directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of the ICE board of directors, but these provisions promote a continuity of existing management.

Advance Notice Requirements

The bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of ICE stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the ICE secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of ICE not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Adjournment of Meetings of Stockholders Without a Stockholder Vote

The bylaws permit the chairman of the meeting of stockholders, who is appointed by the board of directors, to adjourn any meeting of stockholders for a reasonable period of time without a stockholder vote.

Special Meetings of Stockholders

The bylaws provide that special meetings of the stockholders may be called by the board of directors, the chairman of the board, the chief executive officer, or at the request of holders of at least 50% of the shares of common stock outstanding at the time.

No Written Consent of Stockholders

The certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting. The certificate of incorporation generally does not permit ICE stockholders to act by written consent without a meeting.

Amendment of Bylaws and Certificate of Incorporation

[                    ]

Blank Check Preferred Stock

The certificate of incorporation provides for [                ] authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of ICE by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the ICE board of directors were to determine that a takeover proposal is not in the best interests of ICE, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the certificate of incorporation grants the ICE board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The board of directors currently does not intend to seek stockholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.

Listing

ICE common stock is listed on the New York Stock Exchange under the symbol “ICE”.

Transfer Agent

The transfer agent for ICE common stock is Computershare Investor Services.

EXPERTS

The consolidated financial statements of IntercontinentalExchange, Inc. and subsidiaries appearing in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011 (including the schedule appearing therein), and the effectiveness of ICE’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and ICE’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of NYSE Euronext and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

Sullivan & Cromwell LLP, New York, New York, counsel to ICE, will pass upon the validity of the ICE common stock offered by this joint proxy statement/prospectus.

OTHER MATTERS

As of the date of this document, neither the ICE nor the NYSE Euronext boards of directors know of any matters that will be presented for consideration at their respective special meetings other than as described in this document. However, if any other matter shall properly come before either the ICE special meeting or the NYSE Euronext special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of special meetings.

NYSE EURONEXT ANNUAL MEETING STOCKHOLDER PROPOSALS

NYSE Euronext held its 2012 annual meeting of stockholders on April 26, 2012. The deadline for submitting a stockholder proposal for inclusion in NYSE Euronext’s proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act for its 2013 annual meeting of stockholders passed on November 13, 2012. Stockholder proposals that are intended to be presented at NYSE Euronext’s 2013 annual meeting, but that are not intended to be considered for inclusion in NYSE Euronext’s proxy statement and proxy related to that meeting, or nominations of a candidate for election as a director, must be received no later than 90 days nor more than 120 days prior to April 26, 2013, the first anniversary of the 2012 annual meeting. Any nominations or proposals must provide the information required by NYSE Euronext’s bylaws and comply with any applicable laws and regulations. All submissions must be made to the corporate secretary, at NYSE Euronext, 11 Wall Street, New York, New York 10005.

If, however, the date of NYSE Euronext’s 2013 annual meeting is advanced more than 30 days, or delayed more than 60 days, notice of a proposal must be received by NYSE Euronext’s corporate secretary (i) not earlier than 120 days prior to the newly scheduled annual meeting date and (ii) not later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the day on which public announcement of the date of such meeting is first made. These procedures are not applicable to nominations made pursuant to stockholder proposals made pursuant to Exchange Act Rule 14a-8.

ICE ANNUAL MEETING STOCKHOLDER PROPOSALS

ICE held its 2012 annual meeting of stockholders on May 18, 2012. The deadline for submitting a stockholder proposal for inclusion in ICE’s proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act for its 2013 annual meeting of stockholders passed on November 30, 2012. Stockholder proposals that are intended to be presented at ICE’s 2013 annual meeting, but that are not intended to be considered for inclusion in ICE’s proxy statement and proxy related to that meeting, or nominations of a candidate for election as a director, must be received no later than 90 days nor more than 120 days prior to May 18, 2013, the first anniversary of the 2012 annual meeting. Any nominations or proposals must provide the information required by ICE’s bylaws and comply with any applicable laws and regulations. All submissions should be made to the corporate secretary of ICE, Johnathan H. Short, at IntercontinentalExchange, Inc., 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328.

If, however, the date of ICE’s 2013 annual meeting is advanced more than 30 days, or delayed more than 30 days, notice of a proposal must be received by ICE’s corporate secretary not later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the day on which public announcement of the date of such meeting is first made. These procedures are not applicable to nominations made pursuant to stockholder proposals made pursuant to Exchange Act Rule 14a-8.

APPRAISAL RIGHTS

The following discussion summarizes certain terms of the law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of Delaware law, referred to as Section 262, which is attached to this document as Appendix F. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under Section 262, record holders of shares of NYSE Euronext’s common stock who have neither voted in favor of, nor consented in writing to, the approval of the adoption of the merger agreement, who continuously hold such shares through the effective time of the merger and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Court, together with interest, if any, to be paid upon the amount determined to be the fair value.

Under Section 262, where a merger agreement relating to a proposed merger is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date set by the board of directors for such notice (or if no such record date is set, on the close of business on the day next preceding the day on which notice is given), with respect to such shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of Section 262. This document constitutes such notice to the holders of shares of NYSE Euronext’s common stock and a copy of Section 262 is attached to this document as Appendix F.

ANY HOLDER OF NYSE EURONEXT’S COMMON STOCK WHO WISHES TO EXERCISE APPRAISAL RIGHTS, OR WHO WISHES TO PRESERVE SUCH HOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCUSSION AND APPENDIX F BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES OF NYSE EURONEXT’S COMMON STOCK, NYSE EURONEXT BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Filing Written Demand

Holders of shares of NYSE Euronext’s common stock who decide to exercise their appraisal rights must make a demand, in writing, for appraisal of their shares of common stock prior to the taking of the vote on the merger at the stockholders meeting. A demand for appraisal will be sufficient if it reasonably informs NYSE Euronext of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of common stock. If you wish to exercise your appraisal rights you must be the record holder of such shares of NYSE Euronext’s common stock on the date the written demand for appraisal is made and you must continue to hold such shares through the closing of the merger. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the closing of the merger, will lose any right to appraisal in respect of such shares. A stockholder’s failure to make the written demand prior to the taking of the vote on the merger will constitute a waiver of appraisal rights.

If you sign and return a proxy card that does not contain voting instructions or submit a proxy by telephone or through the Internet that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted for the adoption of the merger agreement. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. However, neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262.

Only a holder of record of shares of NYSE Euronext’s common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of capital stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears in the NYSE Euronext common stock registry, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the adoption of the merger agreement. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of capital stock held in the name of the record owner. Beneficial owners who do not also hold their NYSE Euronext shares of record may not directly make appraisal demands to NYSE Euronext. The beneficial owner must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of NYSE Euronext common stock. If a stockholder holds shares of NYSE Euronext common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to NYSE Euronext at:

NYSE Euronext

11 Wall Street

New York, New York 10005

Attention: General Counsel

At any time within 60 days after the effective date of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to Merger Sub, as the surviving corporation, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of Merger Sub, as the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger. If Merger Sub, as the surviving corporation, does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a stockholder, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

From and after the effective date of the merger, any stockholder who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote for any purpose the shares of common stock subject to appraisal or to receive payment of dividends or other distributions on such shares except for dividends or distributions payable to stockholders of record at a date prior to the effective date of the merger.

Notice of the Effective Date

Within ten days after the effective date of the merger, Merger Sub as the surviving corporation in the merger must provide written notice to each holder of NYSE Euronext’s common stock who properly asserted appraisal rights under Section 262 and has not voted for the adoption of the merger agreement of the effective date of the merger.

Filing a Petition for Appraisal

Within 120 days after the effective date of the merger, but not thereafter, Merger Sub as the surviving corporation or any holder of NYSE Euronext’s common stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon Merger Sub as the surviving corporation. Merger Sub as the surviving corporation is under no obligation to and has no present intention to file a petition and holders should not assume that Merger Sub as the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of capital stock to initiate all necessary action to perfect their appraisal rights in respect of shares of capital stock within the time prescribed in Section 262. Within 120 days after the effective date of the merger, any holder of capital stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Merger Sub as the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the approval of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by Merger Sub as the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of capital stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request to receive from Merger Sub as the surviving corporation the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of NYSE Euronext’s common stock and a copy thereof is served upon Merger Sub as the surviving corporation, Merger Sub as the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of NYSE Euronext common stock and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to the stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines the holders of capital stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. When the value is determined, the Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of this proceeding, if the Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by such stockholders of their certificates and book-entry shares.

In determining the fair value of the shares of NYSE Euronext common stock, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, fair value under Section 262. Although NYSE Euronext believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither ICE, Merger Sub nor NYSE Euronext anticipates offering more than the applicable merger consideration to any stockholder of NYSE Euronext exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of capital stock is less than the applicable merger consideration.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of capital stock under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares of capital stock will be deemed to have been converted at the effective date of the merger into the right to receive the merger consideration pursuant to the merger agreement. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the merger. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows ICE and NYSE Euronext to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by ICE (File No. 001-32671):

•	Annual Report on Form 10-K for the year ended December 31, 2011;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on May 18, 2012 and filed on March 30, 2012; and

•	Current Reports on Form 8-K filed on February 24, 2012, May 22, 2012, December 20, 2012, December 21, 2012, December 27, 2012 and [ ].

This document also incorporates by reference the following documents that have previously been filed with the SEC by NYSE Euronext (File No. 001-33392):

•	Annual Report on Form 10-K for the year ended December 31, 2011;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on April 26, 2012 and filed on March 26, 2012; and

•

Current Reports on Form 8-K filed on February 2, 2012, March 26, 2012, April 27, 2012, June 19, 2012, July 2, 2012, August 6, 2012, August 23, 2012, October 5, 2012, December 20, 2012, December 21, 2012, December 27, 2012 and [                    ].

In addition, ICE and NYSE Euronext are incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the respective special meetings of the ICE stockholders and the NYSE Euronext stockholders, provided, however, that ICE and NYSE Euronext are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Both ICE and NYSE Euronext file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials NYSE Euronext or ICE file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this document.

Neither ICE nor NYSE Euronext has authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Appendix A—Agreement and Plan of Merger

AGREEMENT and PLAN OF MERGER

by and among

NYSE EURONEXT,

INTERCONTINENTALEXCHANGE, INC.

and

BASEBALL MERGER SUB, LLC

Dated as of December 20, 2012

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 20, 2012, is by and among NYSE EURONEXT, a Delaware corporation (“Yankees”), INTERCONTINENTALEXCHANGE, INC., a Delaware corporation (“Braves”), and Baseball Merger Sub, LLC, a Delaware limited liability company and a newly formed, wholly owned subsidiary of Braves (“Merger Sub”). Yankees, Braves, and Merger Sub are referred to herein collectively as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, the board of directors of Yankees (the “Yankees Board”) has determined that the merger of Yankees with and into Merger Sub on the terms provided in this Agreement (the “Merger”) and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Yankees, and are in the best interests of Yankees stockholders, and (a) has unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and (b) has unanimously determined to recommend that Yankees stockholders approve the adoption of this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the board of directors of Braves (the “Braves Board”) has determined that the Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Braves, and are in the best interests of Braves and its stockholders and has unanimously approved this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance of Braves Shares;

WHEREAS, the Braves Board has determined to recommend to its stockholders that they approve the issuance of the Braves Shares, in connection with the Merger as set forth in this Agreement;

WHEREAS, Braves is the sole member of Merger Sub;

WHEREAS, Braves, as the sole member of Merger Sub, has determined that the Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Merger Sub, and are in the best interests of Merger Sub and its sole member and has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, each of the Parties intends the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code; and

WHEREAS, each of the Parties intends to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), and the Delaware Limited Liability Company Act, as amended (the “DLLCA”), at the Effective Time, the Merger shall occur pursuant to which Yankees shall merge with and into Merger Sub, with Merger Sub surviving the Merger (the “Surviving

Company”), and the separate corporate existence of Yankees shall thereupon cease. The Surviving Company shall continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this Article I. After the Merger, the Surviving Company shall be a wholly owned subsidiary of Braves. The Merger shall have the effects specified in this Agreement and in the DGCL and the DLLCA.

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on a date to be specified by the Parties, which shall be no later than the fourth (4th) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article V hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, unless another time, date or place is agreed to by Braves and Yankees. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York do not open for business.

Section  1.3 Effective Time.

(a) On the Closing Date, Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA.

(b) The Merger shall become effective at (i) the date and time on which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware as required to effect the Merger, or (ii) such subsequent date and time as the Parties shall agree and as shall be specified in the Certificate of Merger (such time that the Merger shall become effective being the “Effective Time”).

Section 1.4 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth herein and in the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of Yankees and Merger Sub shall be vested in the Surviving Company, and all debts, liabilities and duties of Yankees and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.5 Limited Liability Company Agreement; Managers and Officers.

(a) Subject to the approval of any Governmental Entities required to consummate the Merger, Braves shall take, and shall cause Merger Sub to take, all requisite action to cause the limited liability company agreement of the Surviving Company in effect immediately following the Effective Time to be in such form as determined by Braves and acceptable to such Governmental Entities.

(b) The managers of the Surviving Company from and after the Effective Time shall be those individuals who are appointed immediately prior to the Effective Time by Braves, as the sole member of Merger Sub, until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.

(c) The officers of the Surviving Company immediately after the Effective Time shall be the respective individuals who are officers of Yankees, immediately prior to the Effective Time until the earlier of their resignations and removals or until their respective successors are duly appointed and qualified, as the case may be.

Section 1.6 Effect of the Merger on Shares of Yankees and Merger Sub.

(a) As a result of the Merger and without any action on the part of the holder of any capital stock of Yankees or Merger Sub, at the Effective Time:

(i) each share of Yankees’s common stock, par value $0.01 per share (each, a “Yankees Share”), issued and outstanding immediately prior to the Effective Time (other than any Yankees Share to be canceled pursuant to Section 1.6(a)(ii) and other than any Yankees Shares to be converted into Braves Shares pursuant to Section 1.6(a)(iii) or any Dissenting Shares) shall automatically be converted, at the election of the holder thereof in accordance with the procedures set forth in Section 2.1(b), into:

(A) for each Yankees Share with respect to which the Standard Election is made and not revoked pursuant to Section 2.1(b) (or deemed to have been made pursuant to Section 2.1(b)), (1) a number of validly issued, fully paid and non-assessable shares of common stock of Braves, par value $0.01 (each, a “Braves Share”), equal to 0.1703 (the “Braves Exchange Ratio”) and (2) an amount of cash equal to $11.27, without interest (the “Standard Cash Amount”);

(B) for each Yankees Share with respect to which a Cash Election has been made and not revoked or lost pursuant to Section 2.1(b), either (1) if the Unprorated Aggregate Cash Consideration is equal to or less than $2,734,187,877 (the “Aggregate Cash Consideration”), an amount of cash equal to the Default Cash Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is greater than the Aggregate Cash Consideration, (x) an amount of cash equal to the sum of the Standard Cash Amount and the Cash Oversubscription Amount and (y) a number of validly issued, fully paid and non-assessable Braves Shares equal to the difference between (I) the Braves Exchange Ratio and (II) the quotient obtained by dividing the Cash Oversubscription Amount by the Braves Share Price;

(C) for each Yankees Share with respect to which a Stock Election has been made and not revoked or lost pursuant to Section 2.1(b), either (1) if the Unprorated Aggregate Cash Consideration is equal to or greater than the Aggregate Cash Consideration, a number of validly issued, fully paid and non-assessable Braves Shares equal to the Default Stock Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is less than the Aggregate Cash Consideration, (x) a number of validly issued, fully paid and non-assessable Braves Shares equal to the sum of (I) the Braves Exchange Ratio and (II) the Stock Oversubscription Amount; and (y) an amount of cash equal to the difference between (aa) the Standard Cash Amount and (bb) the product of the Stock Oversubscription Amount and the Braves Share Price;

(ii) each Yankees Share held in the treasury of Yankees and each Yankees Share owned directly by Yankees, Braves or Merger Sub immediately prior to the Effective Time (in each case other than Yankees Shares held on behalf of third parties) shall be canceled and extinguished, and no payment or other consideration shall be paid with respect to such Yankees Shares;

(iii) each Yankees Share held by any direct or indirect wholly owned Subsidiary of Yankees or Braves (other than Merger Sub) shall be converted into the right to receive the Default Stock Election Amount; and

(iv) each interest of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding.

Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding Yankees Shares or Braves Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration will be appropriately and proportionately adjusted to provide to the holder of such Yankees Share the same economic effect as contemplated by this Agreement prior to such event.

(b) From and after the Effective Time, no Yankees Shares shall remain outstanding and all Yankees Shares shall be cancelled and shall cease to exist. Each entry in the records of Yankees or its transfer agent formerly representing Yankees Shares (the “Book-Entry Interests”) to be converted in accordance with Section 1.6(a)(i) shall thereafter represent only the right to receive the Merger Consideration and any distribution or dividend pursuant to Section 2.1(d) and each Book-Entry Interest that are Dissenting Shares shall thereafter represent only the right to receive the payment of which reference is made in Section 1.8. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Yankees Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Book-Entry Interests formerly representing Yankees Shares are presented to the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I.

(c) Maximum Aggregate Consideration. For the avoidance of doubt, the aggregate amount of cash paid (not including any cash paid pursuant Section 2.1(e)(ii)), and the aggregate number of Braves Shares issued, to all of the holders of Yankees Shares pursuant to Section 1.6(a) (other than the Braves Shares issued pursuant to Section 1.6(a)(iii)) shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of Braves Shares that would have been issued, to all of the holders of Yankees Shares (other than holders of Yankee Shares whose Yankees Shares are converted into the right to receive the Default Stock Election Amount pursuant to Section 1.6(a)(iii)) had the Standard Election been made with respect to each Yankees Share.

“Braves Share Price” means $128.31.

“Cash Oversubscription Amount” means the product of the Standard Cash Amount and a fraction, the numerator of which is the Number of Stock Elections and the denominator of which is the Number of Cash Elections.

“Default Cash Election Amount” means $33.12.

“Default Stock Election Amount” means 0.2581.

“Election Deadline” means 5:00 p.m., New York City time, on the Business Day that is two (2) trading days prior to the Closing Date (which date, notwithstanding anything to the contrary in Section 4.8, shall be publicly announced by Braves as soon as practicable but in no event less than four Business Days prior to the Closing Date) or such other date and time as determined and publicly announced by Braves in Braves’s reasonable discretion.

“Governmental Entity” means any (i) federal, national, supranational, state, provincial, local or other government, government department, ministry, secretary of state, minister, governmental or administrative authority, agency, commission, court, tribunal, regulatory or judicial body or arbitral body or (ii) self-regulatory body or other Person exercising judicial, executive, interpretative, enforcement, investigative or legislative powers or authority anywhere in the world, including any Person that exercises a regulatory or supervisory function or otherwise with competent jurisdiction under the applicable Laws of any jurisdiction in relation to financial services, the financial markets, exchanges, trading platforms or clearing houses, including, (A) in the case of clauses (i) and (ii), (x) any colleges or other group of such Persons referred to therein (such as the College of Euronext Regulators) and (y) only to the extent that it has authority and jurisdiction in the context of the consummation and effectiveness of the Merger and the other transactions contemplated by this Agreement and (B) in the case of clause (ii) only, solely in, and to the extent of, such regulatory capacity.

“Merger Consideration” means, as applicable, the Standard Election, the Cash Election or the Stock Election.

“Number of Cash Elections” means the aggregate number of Yankees Shares for which the Cash Election has been made and not been revoked or lost pursuant to Section 2.1(b).

“Number of Standard Elections” means the aggregate number of Yankees Shares for which the Standard Election has been made and not revoked pursuant to Section 2.1(b) (or deemed to have been made pursuant to Section 2.1(b)).

“Number of Stock Elections” means the aggregate number of Yankees Shares for which the Stock Election has been made and not been revoked or lost pursuant to Section 2.1(b) (excluding, for the avoidance of doubt, any Yankees Shares converted into the right to receive the Default Stock Election Amount pursuant to Section 1.6(a)(iii).

“Stock Oversubscription Amount” means the product of the Braves Exchange Ratio and a fraction, the numerator of which is the Number of Cash Elections and the denominator of which is the Number of Stock Elections.

“Unprorated Aggregate Cash Consideration” means the sum of (i) the Number of Standard Elections multiplied by the Standard Cash Amount and (ii) the Number of Cash Elections multiplied by the Default Cash Election Amount.

Section 1.7 Effect of the Merger on Yankees Stock Options and Awards.

(a) Each option to purchase and stock appreciation right denominated in Yankees Shares (a “Yankees Stock Option”) granted under the employee and director stock plans of Yankees (the “Yankees Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire Yankees Shares and shall be converted, at the Effective Time, into a stock option to acquire or stock appreciation right denominated in Braves Shares, as applicable (a “Braves Stock Option”), on the same terms and conditions as were applicable under such Yankees Stock Option. The number of Braves Shares subject to each such Braves Stock Option (rounded down to the nearest whole share) shall be equal to the number of Yankees Shares subject to each such Yankees Stock Option immediately prior to the Effective Time multiplied by the Equity Exchange Factor (as defined below), and such Braves Stock Option shall have an exercise price per share (rounded up to the nearest penny) equal to the per-share exercise price applicable to such Yankees Stock Option immediately prior to the Effective Time divided by the Equity Exchange Factor.

(b) At the Effective Time, subject to the provisions of this Section 1.7(b), each restricted stock unit or deferred stock unit measured in Yankees Shares (other than performance stock units) (each, a “Yankees Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a restricted stock unit or deferred stock unit] with respect to Yankees Shares and shall be converted, at the Effective Time, into a restricted stock unit or deferred stock unit denominated in Braves Shares (a “Braves Stock-Based Award”), on substantially the same terms and conditions as were applicable under the Yankees Stock-Based Awards. The number of Braves Shares subject to each such Braves Stock-Based Award (rounded down to the nearest whole share) shall be equal to the number of Yankees Shares subject to the Yankees Stock-Based Award immediately prior to the Effective Time multiplied by the Equity Exchange Factor (defined below) (for the avoidance of doubt, the preceding provisions shall apply to any restricted stock units or deferred stock units that are outstanding on the day prior to the Closing Date). All restricted stock units (other than performance stock units) granted under Yankees’s Omnibus Incentive Plan or under Yankees’s 2006 Stock Incentive Plan either (i) prior to the date hereof or (ii) on or after the date hereof pursuant to Yankees’s annual bonus program, to the extent permitted by Section 4.1(a)(iv) of the Yankees Disclosure Letter, that are outstanding immediately prior to the Effective Time shall (A) to the extent unvested, vest as of the Effective Time, and (B) be distributed as of the Effective Time; provided that, with respect to any such units that constitute deferred compensation within the meaning of Section 409A of the Code, such distribution shall occur on the date that it would occur under the applicable award agreement absent the application of this Section 1.7(b). All other restricted stock units granted after the date hereof to the extent permitted by Section 4.1(a)(iv) of the Yankees Disclosure Letter that are outstanding immediately prior to the Effective Time, if any, shall be subject to a three-year cliff vesting schedule and the vesting of such restricted stock units shall not accelerate upon the Effective

Time; provided that, such restricted stock units shall vest upon an earlier termination of employment with Yankees and its Subsidiaries without “cause” or a resignation from Yankees and its Subsidiaries for “good reason” (as such terms are defined in Section 4.1(a)(iv) of the Yankees Disclosure Letter). For purposes of this Agreement, the term “Equity Exchange Factor” means the sum of (i) the Braves Exchange Ratio and (ii) the quotient obtained by dividing (1) the Standard Cash Amount by (2) the 10-day aggregate volume-weighted average per share price, rounded to two decimal points of Braves Shares as reported on the New York Stock Exchange composite transactions reporting system for the 10 consecutive trading days ending on the second-to-last full trading day prior to the Closing Date.

(c) At the Effective Time, subject to the provisions of this Section 1.7(c), each performance stock unit measured in Yankees Shares granted under Yankees’s Omnibus Incentive Plan (each, a “Yankees Performance Stock Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a performance stock unit with respect to Yankees Shares and shall be converted, at the Effective Time, into a performance stock unit denominated in Braves Shares (a “Braves Performance Stock Award”), on substantially the same terms and conditions as were applicable under the Yankees Performance Stock Awards. At the Effective Time, the performance condition in respect of each outstanding Yankees Performance Stock Award granted prior to the date hereof shall be deemed satisfied assuming that the Measurement Date (as defined in the applicable performance stock unit agreement) is the Closing Date, and based on an End Price (as defined in the applicable performance stock unit agreement) equal to the sum of (i) the Standard Cash Amount and (ii) the product of (x) the Braves Exchange Ratio and (y) the per share closing price of the Braves Shares, rounded to two decimal points, as reported on the New York Stock Exchange composite transactions reporting system on the Business Day immediately prior to the date hereof; provided that the service condition in respect of each such outstanding Yankees Performance Stock Award shall remain unchanged and shall not be deemed satisfied as of the Effective Time, and the original Measurement Date in respect of the service condition shall continue to apply to each holder thereof for purposes of continued service-based vesting. At the Effective Time, the performance condition in respect of each outstanding Yankees Performance Stock Award granted on or after the date hereof to the extent permitted by Section 4.1(a)(iv) of the Yankees Disclosure Letter shall be deemed satisfied at the greater of 100% or the level based on actual attainment of the applicable performance criteria as of the month ending prior to the month in which the Effective Time occurs; provided that the service condition in respect of each such outstanding Yankees Performance Stock Award shall remain unchanged and shall not be deemed satisfied as of the Effective Time, and the original Measurement Date in respect of the service condition shall continue to apply to each holder thereof for purposes of continued service-based vesting. The number of Braves Shares subject to each such Braves Performance Stock Award (rounded down to the nearest whole share) shall be equal to the number of Yankees Shares subject to the Yankees Performance Stock Award based on the previous sentence multiplied by the Equity Exchange Factor.

(d) As soon as practicable after the Effective Time, Braves shall deliver to the holders of Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards appropriate notices setting forth such holders’ rights pursuant to the respective Yankees Stock Plans and agreements evidencing the grants of such Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards, and stating that such Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards and agreements have been assumed by Braves and shall continue in effect on substantially the same terms and conditions (but subject to the adjustments required by this Section 1.7 after giving effect to the Merger and the terms of the Yankees Stock Plans).

(e) Prior to the Effective Time, Yankees shall take all necessary action for the adjustment of Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards under this Section 1.7. Braves shall reserve for issuance a number of Braves Shares at least equal to the number of Braves Shares that will be subject to Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards as a result of the actions contemplated by this Section 1.7.

(f) As soon as practicable following the Effective Time, Braves shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the

Braves Shares subject to such Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards remain outstanding.

Section 1.8 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Yankees Shares that are outstanding immediately prior to the Effective Time and that are held by holders of Yankees Shares who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Yankees Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”), shall not be converted into, or represent the right to receive, the Merger Consideration. Such Yankees stockholders shall be entitled instead to receive payment of the fair value of such Yankees Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by holders of Yankees Shares who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Yankees Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Standard Election, without any interest thereon, in accordance with Section 2.1(c).

(b) Yankees shall give Braves (i) prompt notice of any demands for appraisal received by Yankees, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by Yankees and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Yankees shall not, except with the prior written consent of Braves, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE II

EXCHANGE OF SHARES

Section 2.1 Exchange of Book-Entry Interests.

(a) Exchange Agent. Prior to the Effective Time, Braves shall appoint Computershare Trust Company, N.A. or another bank or trust company that is reasonably satisfactory to Yankees to act as paying and exchange agent hereunder (the “Exchange Agent”). Prior to the Effective Time, Braves shall, or shall cause the Surviving Company to, deposit with the Exchange Agent, for the benefit of the holders of Yankees Shares, an aggregate number of Braves Shares and an aggregate amount of cash sufficient to deliver the aggregate amount of cash and Braves Shares required pursuant to Section 1.6(a)(i). In addition, Braves shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.1(d) and cash in lieu of any fractional shares payable pursuant to Section 2.1(e). All Braves Shares, cash, dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.1 shall hereinafter be referred to as the “Exchange Fund”.

(b) Election Procedures. Each holder of a Yankees Share shall have the right, subject to the limitations set forth in this Section 2.1(b), to submit an election (each, an “Election”) in accordance with the following procedures:

(i) Each holder of a Yankees Share may specify in a request made in accordance with the provisions of this Section 2.1(b) whether such holder elects to receive with respect to each of his or her Yankees Share either (A) the consideration set forth in Section 1.6(a)(i)(A) (such Election with respect to such number of Yankees Shares, the “Standard Election”), (B) the consideration set forth in Section 1.6(a)(i)(B) (such Election with respect to such number of Yankees Shares, the “Cash Election”), or (C) the consideration set forth in Section 1.6(a)(i)(C) (such Election with respect to such number of Yankees Shares, the “Stock Election”).

(ii) Any holder of a Yankees Share who does not properly make an Election in accordance with the provisions of this Section 2.1(b), or whose Election is not received by the Exchange Agent prior to the Election Deadline in the manner provided in Section 2.1(b)(iv), will be deemed to have made the Standard Election.

(iii) Braves shall cause the appropriate form of election and transmittal materials (provided that Yankees shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed) (the “Transmittal Letter”) to be provided by the Exchange Agent to holders of record of Yankees Shares (other than holders of Yankees Shares subject to Section 1.6(a)(ii) and Section 1.6(a)(iii)) advising such holders of the procedure for exercising their right to make the Election and for providing instructions to the Exchange Agent to effect the transfer and cancellation of Book-Entry Interests in exchange for the consideration payable pursuant to Section 1.6(a)(i).

(iv) Any Election set forth in Section 2.1(b)(i) shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Transmittal Letter properly completed and signed indicating such Election.

(v) Any holder of a Yankees Share may, at any time prior to the Election Deadline, change his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Transmittal Letter. If Braves shall determine in its reasonable discretion that any Election is not properly made with respect to any Yankees Share (it being understood that no Party nor the Exchange Agent is under any duty to notify any holder of any such defect), such Election shall be deemed to be not in effect, subject to Section 2.1(b)(ii).

(vi) Any holder of a Yankees Share may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Braves that this Agreement has been terminated in accordance with Article VI and will not be subject to Section 2.1(b)(ii).

(vii) Braves, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Transmittal Letter and compliance by any holder of a Yankees Share with the Election procedures set forth herein, and (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed in Section 1.6(a)(i).

(c) Merger Consideration. After the Effective Time, and upon delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Book-Entry Interests in accordance with Section 2.1(b), the terms of the Transmittal Letter and such other documents as may reasonably be required by the Exchange Agent, the holder of such Book-Entry Interests shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder, (i) the number of Braves Shares and an amount in cash that such holder is entitled to receive pursuant to Section 1.6(a)(i) (after taking into account all Yankees Shares then held by such holder and the Elections(s) made with respect to such Yankees Shares by such holder), and (ii) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.1(e). The Book-Entry Interests that are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Book-Entry Interests. The stock portion of the Merger Consideration issued and paid and the cash portion of the Merger Consideration paid in accordance with the terms of Section 1.6(a)(i) and this Section 2.1(c) upon conversion of any Yankees Shares (including any cash paid in lieu of fractional shares pursuant to Section 2.1(e)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Yankees Shares. In the event of a transfer of ownership of any Yankees Shares that is not registered in the transfer records of Yankees, the proper number of Braves Shares and the proper amount in cash may be transferred by the Exchange Agent to such a transferee if written instructions authorizing the transfer of the Book-Entry Interests are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any portion of the Merger Consideration is to be delivered to a Person other than the holder in whose name any Book-Entry Interests are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Yankees Shares or the payment of the applicable cash portion of the Merger Consideration to a Person other than the registered holder of any Book-Entry Interests, or shall establish to the satisfaction of Braves or the Exchange Agent that such Tax has been paid or is not applicable. The Braves Shares constituting the stock portion of the Merger Consideration, at Braves’s option, shall be in uncertificated book-entry form, unless a physical certificate is otherwise required under applicable Law. For the purposes of this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(d) Distributions with Respect to Unexchanged Shares. All Braves Shares to be paid as a portion of the Merger Consideration shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Braves in respect of the Braves Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Braves Shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Braves Shares shall be paid to any holder of any Book-Entry Interests until the instructions for transfer and cancellation provided in this Article II and in accordance with the terms of the Transmittal Letter, and such other documents as may reasonably be required by the Exchange Agent pursuant to Section 2.1(a), have been delivered to the Exchange Agent. Subject to the effect of applicable Laws, following delivery to the Exchange Agent of such instructions with respect to Book-Entry Interests, there shall be issued to the holder of Braves Shares issued in exchange therefor, without interest, (i) at the time of such surrender or delivery of such instructions, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Braves Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Braves Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

(e) Fractional Shares.

(i) Notwithstanding any other provision of this Agreement, no fractional Braves Shares shall be issued in the Merger to any holder of Yankees Shares, no dividends or other distributions of Braves shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Braves with respect thereto.

(ii) In lieu of such fractional share interests, Braves shall pay to each holder of Yankees Shares an amount in cash equal to the product obtained by multiplying (A) the fractional share interest of any Braves Share to which such holder (after taking into account all Yankees Shares surrendered by such holder) would otherwise be entitled by (B) the per share closing price of the Braves Shares on the New York Stock Exchange, Inc. (the “New York Stock Exchange”) on the Closing Date.

(f) Withholding Rights. Each of the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person who was a holder of Yankees Shares, Yankees Options, Yankees Stock-Based Awards or Yankees Performance Stock Awards immediately prior to the Effective Time, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax law. To the extent that amounts are so deducted and withheld by or on behalf of the Surviving Company or the Exchange Agent, as the case may be, and paid over to the relevant Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Yankees Shares, Yankees Stock Options, Yankees Stock-Based Awards or Yankees Performance Stock Awards, as the case may be, in respect of which such deduction and withholding was made.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the former stockholders of Yankees 180 days after the Effective Time shall be delivered to Braves. Any former

Yankees stockholders who have not theretofore complied with this Article II shall thereafter look only to Braves for delivery of any Braves Shares and any cash portion of the Merger Consideration, and to Braves for payment of any dividends and other distributions in respect of the Braves Shares of such stockholders payable and/or issuable pursuant to this Article II without any interest thereon. Notwithstanding the foregoing, none of Yankees, Braves, Merger Sub, the Exchange Agent or any other Person shall be liable to any former holder of Yankees Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 2.2 Restructuring of the Merger. The Parties agree and acknowledge that, with the prior written consent of Yankees, Braves and Merger Sub may restructure the Merger; provided that such restructuring shall not (i) reduce or change the form of the Merger Consideration, or (ii) delay or prevent consummation of the transactions contemplated by this Agreement in any material respect.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Yankees. Except as specifically set forth in the disclosure letter, dated as of the date hereof, delivered to Braves by Yankees on or prior to entering into this Agreement (the “Yankees Disclosure Letter”) and except as specifically disclosed in any report, schedule, form, statement or other document of Yankees filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) prior to the date hereof and on or after December 31, 2009 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) (collectively, the “Yankees Reports”) (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of any Yankees Report or any other disclosure in any Yankees Report to the extent that such disclosure is predictive or forward-looking in nature), Yankees hereby represents and warrants to Braves as set forth in this Section 3.1.

(a) Organization, Good Standing and Qualification. Yankees is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Yankees’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group. Each of Yankees and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group.

“Material Adverse Effect” on Yankees or Braves, as applicable, means an effect, event, development, change or occurrence that is a material adverse effect on the business, results of operations or financial condition of the Yankees Group or the Braves Group, respectively; provided, however, that the following shall not be considered in determining whether a Material Adverse Effect has occurred: (i) any change or development in economic, business, political, regulatory or securities or derivatives markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect the Yankees Group or the Braves Group, respectively, in a materially disproportionate manner relative to other securities or derivatives exchanges or trading markets; (ii) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby; or (iii) any change or development to the extent resulting from any action or omission by any member of the Yankees Group or the Braves Group, respectively, that is taken at the request of the other Party or that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals required pursuant to Article V.

“Yankees Group” means Yankees and its Subsidiaries, taken as a whole.

“Braves Group” means Braves and its Subsidiaries, taken as a whole.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by, such Person or by one or more of its respective Subsidiaries.

(b) Capitalization. The authorized capital stock of Yankees consists of 800,000,000 Yankees Shares, of which 242,607,620 Yankees Shares were outstanding at the close of business on December 18, 2012 (not including 1,645,415 Yankees Shares held by Yankees Arca, Inc., an indirect wholly owned Subsidiary of Yankees, and not including 34,091,333 Yankees Shares held directly by Yankees in treasury), and 400,000,000 shares of preferred stock, par value $0.01 per share (the “Yankees Preferred Stock”), of which none is outstanding as of the date hereof. All the outstanding Yankees Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth above, at the close of business on December 18, 2012, no shares of capital stock or other equity interests in Yankees were issued or outstanding. Yankees has no Yankees Shares or Yankees Preferred Stock reserved for issuance, except that, at the close of business on December 18, 2012, there were 38,298 Yankees Shares underlying Yankees Stock Options, 4,150,960 Yankees Shares underlying Yankees Stock-Based Awards, 116,505 Yankees Shares underlying Yankees Performance Stock Awards, 164 Yankees Shares underlying Stock Appreciation Rights and 2,069,786 Yankees Shares reserved for issuance for Yankees employees and directors under Yankees’s 2006 Stock Incentive Plan, Omnibus Incentive Plan, as amended and restated effective as of October 27, 2010, and non-U.S. stock incentive plans. Each of the outstanding shares of capital stock or other equity interests in each of Yankees’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except as otherwise set forth in the Yankees Group structure chart set forth in the Yankees Disclosure Letter, owned by Yankees or by a direct or indirect wholly owned Subsidiary of Yankees. All shares of capital stock or other equity interests in each of Yankees’s Subsidiaries owned by Yankees or by a direct or indirect wholly owned Subsidiary of Yankees are free and clear of any lien, pledge, security interest, claim or other encumbrance (“Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Yankees or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Yankees or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of Yankees or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Yankees does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote on any matter) with the stockholders of Yankees.

(c) Corporate Authority. Yankees has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby, including with respect to taking all corporate action necessary in order to make inapplicable to Braves any ownership or voting restriction in the Yankees Organizational Documents, subject only (i) in the case of the Merger, to the adoption of this Agreement by the holders of a majority of the outstanding Yankees Shares entitled to vote thereon at a stockholders’ meeting duly called and held for such purpose (the “Yankees Requisite Vote”), and (ii) to the extent required, approval of the SEC or other Governmental Entity as contemplated in Section 3.1(f) or Section 4.4. This Agreement has been duly executed and delivered by Yankees and, assuming due execution and delivery by Braves and Merger Sub, constitutes a valid and binding agreement of Yankees enforceable against Yankees in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Yankees Board (A) has unanimously determined that the Merger is fair to, and in the best interests of, Yankees and its stockholders, approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; (B) has unanimously determined, subject to Section 4.2(d), to recommend that Yankees stockholders approve the adoption of this Agreement and the transactions contemplated by this Agreement (such recommendation, the “Yankees Recommendation”); (C) directed that this Agreement be submitted to the holders of Yankees Shares for their adoption; and (D) has received the opinion of its financial advisor, Perella Weinberg Partners LP, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Yankees Shares (other than Braves or any of its Affiliates), a copy of which opinion will be provided to Braves as promptly as practicable following the execution of this Agreement. It is agreed and understood that such opinion is for the benefit of the Yankees Board and may not be relied on by Braves.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(d) Takeover Statutes. As of the Effective Time, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) will be applicable to Yankees, the Yankees Shares, the Merger or the other transactions contemplated by this Agreement.

(e) No Conflicts. (i) Neither the execution and delivery by Yankees of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Yankees or any of its Subsidiaries (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract, or result in any change in the rights or obligations of any party under any Contract, in each case to which Yankees or any of its Subsidiaries is a party or by which Yankees or any of its Subsidiaries or any of their respective assets is bound, (ii) nor, assuming that the Yankees Requisite Vote has been received and all consents, approvals, authorizations and other actions described in Section 3.1(f) have been obtained, all filings and notifications described in Section 3.1(f) have been made and any applicable waiting period has expired or been terminated, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the Organizational Documents of Yankees or any of its Subsidiaries, or any Law applicable to it, except (in each of clauses (i) and (ii), as applicable) for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on the Yankees Group.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

“Organizational Documents” means, with respect to any Person, the certificate of incorporation, articles of association, certificate of formation, limited liability company agreement, bylaws or similar organizational documents of such Person.

(f) Governmental Approvals and Consents. Other than (i) the compliance with and filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), Council Regulation (EC) 139/2004 of the European Union (the “EU Merger Regulation”), if applicable, (ii) other merger control or competition law filings and/or notices (as mutually determined necessary or advisable by Yankees and Braves and set forth on Schedule I hereto) (subsections (i) and (ii) collectively, the “Competition Approvals”), (iii) the approvals, non-disapprovals, non-objections and consents to be obtained from the SEC or any other

Governmental Entity set forth on Schedule IV hereto, (iv) the filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Braves pursuant to Section 3.2(f) and (vi) as required in order to comply with state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, licenses, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Yankees or any of its Subsidiaries with, or obtained by Yankees or any of its Subsidiaries from, any Governmental Entity in connection with the execution and delivery by Yankees of this Agreement, the performance by Yankees of its obligations hereunder and the consummation of the transactions contemplated hereby. Yankees does not own, directly or indirectly, any voting interest in any Person that requires any additional filing by Braves under the HSR Act or any other merger control or competition law or other Law or regulation including but not limited to financial services or markets regulation.

(g) Reports; Financial Statements.

(i) The Yankees Reports were filed in a timely manner and in compliance in all material respects with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Yankees Reports complied in all material respects with requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(ii) The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of Yankees for the fiscal year ended December 31, 2011 (the “Yankees Financial Statements”) fairly presents the consolidated financial position of Yankees and its Subsidiaries as of its date, and the consolidated statements of income, equity, and cash flows and of changes in financial position included in the Yankees Financial Statements (including any related notes and schedules) fairly present the results of operations, equity, cash flows and changes in financial position, as the case may be, of Yankees and its Subsidiaries for the periods set forth therein, in each case in conformity with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(iii) Yankees is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the Yankees. Except as permitted by the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”) including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Yankees nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Yankees.

(iv) The disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Yankees, as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by Yankees in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Yankees by others within Yankees to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Yankees has evaluated the effectiveness of its respective disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Yankees Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (A) to the knowledge of Yankees, Yankees had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the ability of Yankees to record, process, summarize and report financial information and (B) Yankees has no knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Yankees’s internal control over financial reporting.

(v) No attorney representing Yankees or any of its Subsidiaries, whether or not employed by Yankees or any of its Subsidiaries, has reported to the chief legal counsel or chief executive officer of Yankees evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Yankees or any of its Subsidiaries or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(vi) Since January 1, 2009, to the knowledge of Yankees, no employee of Yankees or any of its Subsidiaries has provided or is providing information to any law enforcement agency or Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Yankees or any of its Subsidiaries.

(vii) To the knowledge of Yankees, none of the Yankees Reports is the subject of ongoing SEC review (other than confidential treatment requests). To the extent not available on EDGAR, Yankees has made available to Braves true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2009 through the date of this Agreement relating to the Yankees Reports and all written responses of Yankees thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Yankees Report. To the knowledge of Yankees, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Yankees.

(h) Absence of Certain Changes. Since December 31, 2011, (i) Yankees and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and (ii) there has not been any effect, event, development, change or occurrence that, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on the Yankees Group.

(i) Compliance.

(i) Neither Yankees nor any of its Subsidiaries is in conflict with, or in default or violation of, (A) any federal, state or local laws or regulations (whether civil, criminal or administrative), common law, statutory instruments, treaties, conventions, directives, regulations or rules made thereunder, ordinance, by-laws, judgments, orders, injunctions, decrees, resolutions, arbitration awards, agency requirements, writs, franchises, variances, exemptions, approvals, licenses or permits in any applicable jurisdiction (including the United States, European Union or elsewhere), including any rules of any relevant Governmental Entity, in each case which is binding on the relevant Person in respect of the relevant matter as the context requires (each, a “Law” and collectively “Laws”) of any Governmental Entity or (B) any Contract to which Yankees or any of its Subsidiaries is a party or by which Yankees or any of its Subsidiaries or any of their respective properties is bound or affected, except in each of clauses (A) and (B), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Yankees Group. Each of Yankees and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, “Permits”) of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group.

(ii) Except in each case as was not, individually or in the aggregate, and is not reasonably expected to be material to the Yankees Group: neither Yankees nor any of its Subsidiaries nor, to the knowledge of Yankees, any other Person associated with or acting on behalf of Yankees or any of its Subsidiaries, including, any director, officer, agent, employee or affiliate of Yankees or any of its Subsidiaries has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action, (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, (D) violated or is in violation of any provision of (I) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules, regulations and guidance promulgated thereunder (“FCPA”), (II) Bribery Act 2010 (c.23), as amended, and the rules, regulations and guidance promulgated thereunder (the “UK Bribery Act”) or (III) any other Law that prohibits corruption or bribery, and, in each case, Yankees has instituted and maintains policies and procedures designed to ensure compliance therewith, or (E) has been investigated by a Governmental Entity, or been the subject of any allegations, with respect to conduct within the scope of clauses (A) through (D) above.

(j) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Yankees, threatened against Yankees, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or (ii) except as disclosed in the Yankees Financial Statements, obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances which, to the knowledge of Yankees, could result in any claims against, or obligations or liabilities of, Yankees or any of its Affiliates, except, in case of either clause (i) or (ii), for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Yankees Group.

(k) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Yankees and its Subsidiaries and current or former directors of Yankees and its Subsidiaries, including deferred compensation, pension plans, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the “Benefit Plans”) that are material are listed in Section 3.1(k) of the Yankees Disclosure Letter. True and complete copies of all material Benefit Plans listed in Section 3.1(k) of the Yankees Disclosure Letter, including any trust instruments, insurance contracts and all amendments thereto, have been made available to Braves prior to the date of this Agreement.

(ii) All Benefit Plans are operated and established in substantial compliance with their terms and all applicable Laws. All Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and all Benefit Plans required to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) Other than as required by applicable Law, neither Yankees nor any of its Subsidiaries has any obligations for retiree health and life benefits to any current or former employees of Yankees or any of its Subsidiaries. Other than as prohibited by applicable Law, Yankees or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(iv) There has been no amendment to, announcement by Yankees or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any employees or other service providers of Yankees and its Subsidiaries to additional compensation or to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans or accelerate options or restricted stock units, (C) accelerate the time of payment or vesting of the Yankees Stock Options, the Yankees Stock-Based Awards or the Yankees Performance Stock Awards, (D) limit or restrict the right of Yankees to merge, amend or terminate any of the Benefit Plans or (E) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code.

(v) No Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional taxes imposed under Sections 4999 or 409A of the Code.

(vi) Each Yankees Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Yankees Stock Plan pursuant to which it was issued, (B) has an exercise price per Yankees Share equal to or greater than the fair market value of a Yankees Share on the date of such grant, (C) has a grant date identical to the date on which the Yankees’s board of directors or the compensation committee of the board of directors of the Yankees, as applicable, actually awarded such Yankees Stock Option, and (D) qualifies for the Tax and accounting treatment afforded to such Yankees Stock Option in Yankees’s Tax returns and the Yankees Reports, respectively.

(l) Tax Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Yankees Group: (A) all Tax Returns that are required to be filed by or with respect to Yankees or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) Yankees and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, except with respect to matters for which adequate reserves have been established in accordance with GAAP in the most recent Yankees annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statements; (C) there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Yankees or any of its Subsidiaries; (D) the Tax Returns of Yankees and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2008, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the financial statements contained in the most recent Yankees Reports; (E) neither Yankees nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (F) neither Yankees nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the two (2) years prior to the date of this Agreement; (G) neither Yankees nor any of its Subsidiaries has any liability for Taxes of any Person (other than Yankees or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as transferee or successor, by contract or otherwise; (H) there are no liens for Taxes upon any property or assets of Yankees or any of its Subsidiaries, except for liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent Yankees annual financial statement; (I) no private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Yankees or any of its Subsidiaries for any taxable year for which the statute of limitations has not expired; and (J) any stamp, registration, capital or transfer Tax payable in respect of the acquisition of any asset or in respect of the issue of any instrument by Yankees or any of its Subsidiaries has been paid in full in a timely manner.

(ii) The acquisition of the stock of Euronext N.V. by Yankees (Holding) N.V. was treated by Yankees (and the U.S. consolidated federal income tax return group of which Yankees is the common parent) as a taxable transaction for U.S. federal income tax purposes. Yankees properly and timely filed, or caused to be properly and timely filed, with the Internal Revenue Service (the “IRS”) IRS Form 8023 with respect to the acquisition of Euronext N.V. and certain of its subsidiaries, copies of which have been made available to Braves (the “Election Forms”). The Election Forms have not been revoked or otherwise modified and neither Yankees nor any of its Subsidiaries has taken any position for federal income tax purposes that is inconsistent with the Election Forms. As of the date hereof, the aggregate amount of distributions, for federal income tax purposes, received by

Yankees and its Subsidiaries from Euronext N.V. following the acquisition of Euronext N.V. does not materially exceed the amount specified in the Yankees Disclosure Letter.

(iii) As of the date hereof, neither Yankees nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would prevent or impede, or would reasonably be expected to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(iv) As used in this Agreement, (A) the term “Tax” (including the plural form “Taxes”) includes all U.S. federal, state, local and non-U.S. income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax Authority relating to Taxes, and (C) the term “Tax Authority” includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including the Internal Revenue Service and any similar state, local or non-U.S. revenue agency).

(m) Labor Matters. Neither Yankees nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is Yankees or any of its Subsidiaries the subject of any material proceeding asserting that Yankees or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of Yankees, threatened, nor has there been for the past three (3) years, any material labor strike, dispute, walk-out, work stoppage, slowdown or lockout (“Strikes”) involving Yankees or any of its Subsidiaries, except for any general Strikes that are not directed exclusively at Yankees or any of its Subsidiaries.

(n) Material Contracts. Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, neither Yankees, nor any of its Subsidiaries, is in breach of or default under the terms of any Material Contract, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any Material Contract. To the knowledge of Yankees, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Yankees Group. Except as has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group, each Material Contract is a valid and binding obligation of Yankees or any of its Subsidiaries which is party thereto and, to the knowledge of Yankees, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception. Neither Yankees nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which Yankees or any of its Subsidiaries (or, after giving effect to the Merger pursuant to this Agreement, Braves, the Surviving Company or any of their respective Subsidiaries) may engage or the manner or locations in which any of them may so engage.

“Material Contract” shall mean any Contract to which a Party or any of its Subsidiaries is a party or bound as of the date hereof that:

(A) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B)(1) purports to limit in any material respect either the type of business or the manner or geographic area in which a Party or any of its Subsidiaries may so engage in any business, (2) would require the disposition of any material assets or line of business of a Party or its Subsidiaries (or, after giving effect to the Merger pursuant to this Agreement, the Surviving Company or any of their respective Subsidiaries) or any of their respective Affiliates as a result of the consummation of the transactions contemplated by this Agreement, (3) is a material Contract that grants “most favored nation” status that, following the Effective Time, would impose obligations upon the other Party, or its Subsidiaries, (4) pursuant to which a Party or any of its Subsidiaries (x) receives a license, covenant not to sue or other right under any Intellectual Property that is material to such Party or any of its Subsidiaries or (y) grants a license, covenant not to sue or other right with respect to any Intellectual Property material to such Party or any of its Subsidiaries, or (5) prohibits or limits, in any material respect, the right of a Party or any of its Subsidiaries (or, after giving effect to the Merger pursuant to this Agreement, the Surviving Company or any of their respective Subsidiaries) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective intellectual property rights; or

(C) that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $50,000,000 evidencing indebtedness for borrowed money, guaranteeing any such indebtedness of a third party or containing a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in the foregoing clause (1).

(o) Intellectual Property.

(i) For the purposes of this Agreement, “Intellectual Property” means all inventions, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights.

(ii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, (A) Yankees and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of Yankees and its Subsidiaries as currently conducted (the “Yankees Intellectual Property”) and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.

(iii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, (A) to the knowledge of Yankees, the conduct of the business of Yankees as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person, and (B) there have not been any claims or, to the knowledge of Yankees, threatened claims challenging the validity, registrability or enforceability of, or contesting Yankees’s or any of its Subsidiaries’ rights with respect to, any Yankees Intellectual Property. To the knowledge of Yankees, there is no unauthorized use, infringement or misappropriation and other violation of Yankees Intellectual Property by any Person, including any employee of Yankees or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect on the Yankees Group.

(iv) To the knowledge of Yankees and except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, the IT Assets of Yankees operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by Yankees and its Subsidiaries in connection with the business of Yankees and its Subsidiaries as currently conducted.

(v) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the business of a Party and its Subsidiaries as currently conducted.

(p) Brokers. Except for Blackstone Advisory Partners, BNP Paribas, Citigroup, Goldman, Sachs & Co. Inc., Moelis & Company and Perella Weinberg Partners LP, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Yankees or any of its Subsidiaries. The total amounts payable in respect of any such fees or commissions does not exceed the amount set forth in Section 3.1(p) of the Yankees Disclosure Letter.

(q) No Additional Representations. Yankees acknowledges that neither Braves nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.2 or in any certificate delivered by Braves or Merger Sub to Yankees in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Braves nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Yankees (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Braves or any of its Subsidiaries or (ii) the future business and operations of Braves or any of its Subsidiaries, and Yankees has not relied on such information or any other representation or warranty not set forth in Section 3.2.

Section 3.2 Representations and Warranties of Braves and Merger Sub. Except as specifically set forth in the disclosure letter, dated as of the date hereof, delivered to Yankees by Braves on or prior to entering into this Agreement (the “Braves Disclosure Letter”) and except as specifically disclosed in any report, schedule, form, statement or other document of Braves filed with or furnished to the SEC prior to the date hereof and on or after December 31, 2009 and publicly available on the date hereof on EDGAR (collectively, the “Braves Reports”) (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of any Braves Report or any other disclosure in any Braves Report to the extent that such disclosure is predictive or forward-looking in nature), Braves hereby represents and warrants to Yankees as set forth in this Section 3.2.

(a) Organization, Good Standing and Qualification. (i) Braves is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Braves’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group. Each of Braves and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group.

(ii) Merger Sub is a member-managed limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub has not conducted any business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement.

(b) Capitalization. (i) The authorized capital stock of Braves consists of 194,275,000 Braves Shares, of which 72,534,319 Braves Shares were outstanding at the close of business on December 18, 2012, and 25,000,000 shares of Braves Preferred Stock, par value $0.01 per share (the “Braves Preferred Stock”), of which none is outstanding as of the date hereof. All the outstanding Braves Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth above, at the close of business on December 18, 2012, no shares of capital stock or other equity interests in Braves were issued or outstanding. Braves has no Braves Shares or Braves Preferred Stock reserved for issuance, except that, at the close of business on December 18, 2012, there were 933,253 Braves Shares underlying Braves Stock Options, 962,391 Braves Shares underlying Braves Stock-Based Awards and 1,599,287 Braves Shares reserved for issuance for Braves employees and directors under the 2000 Stock Option Plan, 2003 Restricted Stock Deferral Plan for Outside Directors, 2004 Restricted Stock Plan, 2005 Equity Incentive Plan, 2009 Omnibus Incentive Plan and 1999 Creditex Stock Option Plan. Each of the outstanding shares of capital stock or other equity interests in each of Braves’s Subsidiaries, including Merger Sub, is duly authorized, validly issued, fully paid and non-assessable and, except as otherwise set forth in the Braves Group structure chart set forth in the Braves Disclosure Letter, owned by Braves or by a direct or indirect wholly owned Subsidiary of Braves. All shares of capital stock or other equity interests in each of Braves’s Subsidiaries owned by Braves or by a direct or indirect wholly owned Subsidiary of Braves are free and clear of any Lien. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Braves or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Braves or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of Braves or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Braves does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote on any matter) with the stockholders of Braves.

(c) Corporate Authority. (i) Braves has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby, subject only (i) to (x) the approval of the issuance of Braves Shares in an amount sufficient to pay the aggregate stock portion of the Merger Consideration required to be paid by Braves in connection with the Merger and to issue Braves Shares in accordance with Section 1.6(a)(iii) by the affirmative vote of a majority of votes cast thereon at a stockholders’ meeting duly called and held for such purpose; provided that the total vote cast with respect to such issuance represents a majority of all securities entitled to vote and (y) if such vote is required under applicable Law, the approval of any amendment to the Certificate of Incorporation of Braves for purposes of obtaining the consents and approvals required pursuant to Article V by the holders of a majority of the outstanding Braves Shares entitled to vote thereon at a stockholders’ meeting duly called and held for such purpose (together, the “Braves Requisite Vote”), and (ii) to the extent required, to approval of the SEC or other Governmental Entity as contemplated in Section 3.2(f) or Section 4.4. This Agreement has been duly executed and delivered by Braves and, assuming due execution and delivery by Yankees, constitutes a valid and binding agreement of Braves, enforceable against Braves in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The Braves Board (A) has unanimously approved the transactions contemplated by this Agreement, including the Merger, (B) has unanimously determined, subject to Section 4.2(d), to recommend that the Braves stockholders approve the issuance of the Braves Shares in an amount sufficient to pay the aggregate stock portion of the Merger Consideration required to be paid by Braves in connection with the Merger and to issue Braves Shares in accordance with Section 1.6(a)(iii) (such recommendation together with the recommendation of the Braves Board with respect to any amendments to the Certificate of Incorporation of Braves provided for in Section 4.3(b) is hereinafter referred to as the “Braves Recommendation”) and (C) has received the opinion of its financial advisor, Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to Braves, a copy of which opinion will be provided to Yankees as promptly as practicable following the execution of this Agreement. It is agreed and understood that such opinion is for the benefit of the Braves Board and may not be relied on by Yankees.

(ii) Merger Sub has all requisite limited liability company power and authority and has taken all action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The sole member of Merger Sub has approved and authorized this Agreement, the Merger and the other transactions contemplated hereby.

(d) Takeover Statutes. As of the Effective Time, no Takeover Statute or any anti-takeover provision in the Organizational Documents of Braves will be applicable to the Braves Shares, the Merger or the other transactions contemplated by this Agreement.

(e) No Conflicts. (i) (x) Neither the execution and delivery by Braves of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Braves or any of its Subsidiaries (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract, or result in any change in the rights or obligations of any party under any Contract, in each case to which Braves or any of its Subsidiaries is a party or by which Braves or any of its Subsidiaries or any of their respective assets is bound, (y) nor, assuming that the Braves Requisite Vote has been received and all consents, approvals, authorizations and other actions described in Section 3.2(f) have been obtained, all filings and notifications described in Section 3.2(f) have been made and any applicable waiting period has expired or been terminated, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the Organizational Documents of Braves or any of its Subsidiaries, or any Law applicable to it, except (in each of clauses (x) and (y), as applicable) for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on the Braves Group.

(ii) Neither the execution and delivery by Merger Sub of this Agreement, the compliance by it with the provisions of and performance by it of its obligations under this Agreement, nor the consummation of the Merger shall result in any breach or violation of, or a default under, the provisions of Merger Sub’s Organizational Documents, except for such breaches, violations or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on the Braves Group.

(f) Governmental Approvals and Consents. Other than (i) the Competition Approvals, including those set forth on Schedule I hereto, (ii) the approvals, non-disapprovals, non-objections and consents to be obtained from the SEC or any other Governmental Entity and set forth on Schedule IV hereto, (iii) the approvals and consents to be obtained by Yankees pursuant to Section 3.1(f), (iv) the filing of the Certificate of Merger and (v) as required in order to comply with state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, licenses, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Braves or any of its Subsidiaries with, or obtained by Braves or any of its Subsidiaries from, any Governmental Entity in connection with the execution and delivery by Braves of this Agreement, the performance by Braves of its obligations hereunder and the consummation of the transactions contemplated hereby. Braves does not own, directly or indirectly, any voting interest in any Person that requires any additional filing by Yankees under the HSR Act or any other merger control or competition law or other Law or regulation including but not limited to financial services or markets regulation.

(g) Reports; Financial Statements.

(i) The Braves Reports were filed in a timely manner and in compliance in all material respects with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Braves Reports complied in all material respects with requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(ii) The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of Braves for the fiscal year ended December 31, 2011 (the “Braves Financial Statements”) fairly presents the consolidated financial position of Braves and its Subsidiaries as of its date, and the consolidated statements of income, equity, and cash flows and of changes in financial position included in the

Braves Financial Statements (including any related notes and schedules) fairly present the results of operations, equity, cash flows and changes in financial position, as the case may be, of Braves and its Subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein.

(iii) Braves is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the Yankees. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Braves nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Braves.

(iv) The disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Braves, as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by Braves in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Braves by others within Braves to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Braves has evaluated the effectiveness of its respective disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Braves Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (A) to the knowledge of Braves, Braves had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the ability of Braves to record, process, summarize and report financial information and (B) Braves has no knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Braves’s internal control over financial reporting.

(v) No attorney representing Braves or any of its Subsidiaries, whether or not employed by Braves or any of its Subsidiaries, has reported to the chief legal counsel or chief executive officer of Braves evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Braves or any of its Subsidiaries or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(vi) Since January 1, 2009, to the knowledge of Braves, no employee of Braves or any of its Subsidiaries has provided or is providing information to any law enforcement agency or other Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Braves or any of its Subsidiaries.

(vii) To the knowledge of Braves, none of the Braves Reports (other than confidential treatment requests) is the subject of ongoing SEC review. To the extent not available on EDGAR, Braves has made available to Yankees true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2009 through the date of this Agreement relating to the Braves Reports and all written responses of Braves thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Braves Reports other than confidential treatment requests. To the knowledge of Braves, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Braves.

(h) Absence of Certain Changes. Since December 31, 2011, (i) Braves and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and (ii) there has not been any effect, event, development, change or occurrence that, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on the Braves Group.

(i) Compliance.

(i) Neither Braves nor any of its Subsidiaries is in conflict with, or in default or violation of, (A) any Laws of any Governmental Entity or (B) any Contract to which Braves or any of its Subsidiaries is a party or by which Braves or any of its Subsidiaries or any of their respective properties is bound or affected, except in each of clauses (A) and (B), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Braves Group. Each of Braves and its Subsidiaries has all Permits of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group.

(ii) Except in each case as was not, individually or in the aggregate, and is not reasonably expected to be material to the Braves Group: neither Braves nor any of its Subsidiaries nor, to the knowledge of Braves, any other Person associated with or acting on behalf of Braves or any of its Subsidiaries, including, any director, officer, agent, employee or affiliate of Braves or any of its Subsidiaries has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action, (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, (D) violated or is in violation of any provision of (I) the FCPA, (II) the UK Bribery Act or (III) any other Law that prohibits corruption or bribery, and in each case, Braves has instituted and maintains policies and procedures designed to ensure compliance therewith, or (E) has been investigated by a Governmental Entity, or been the subject of any allegations, with respect to conduct within the scope of clauses (A) through (D) above.

(j) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Braves, threatened against Braves, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or (ii) except as disclosed in the Braves Financial Statements, obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of Braves, could result in any claims against, or obligations or liabilities of, Braves or any of its Affiliates, except, in case of either clause (i) or (ii), for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Braves Group.

(k) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Braves and its Subsidiaries and current or former directors of Braves and its Subsidiaries, including deferred compensation, pension plans, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the “Braves Benefit Plans”), are operated and established in substantial compliance with their terms and all applicable Laws. All Braves Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and all Braves Benefit Plans required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(ii) Each Braves Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Braves Stock Plan pursuant to which it was issued, and (B) has an exercise price per Braves Share equal to or greater than the fair market value of an Braves Share on the date of such grant, (C) has a grant date identical to the date on which Braves’s board of directors or the compensation committee of the board of directors of Braves, as applicable, actually awarded such Braves Stock Option, and (D) qualifies for the Tax and accounting treatment afforded to such Braves Stock Option in Braves’s Tax returns and the Braves Reports, respectively.

(l) Tax Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Braves Group: (A) all Tax Returns that are required to be filed by or with respect to Braves or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) Braves and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, except with respect to matters for which adequate reserves have been established in accordance with GAAP in the most recent Braves annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statements; (C) there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Braves or any of its Subsidiaries; (D) the Tax Returns of Braves and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2008, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the financial statements contained in the most recent Braves Reports; (E) neither Braves nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (F) neither Braves nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the two (2) years prior to the date of this Agreement; (G) neither Braves nor any of its Subsidiaries has any liability for Taxes of any Person (other than Braves or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as transferee or successor, by contract or otherwise; (H) there are no liens for Taxes upon any property or assets of Braves or any of its Subsidiaries, except for liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent Braves annual financial statement; (I) no private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Braves or any of its Subsidiaries for any taxable year for which the statute of limitations has not expired; and (J) any stamp, registration, capital or transfer Tax payable in respect of the acquisition of any asset or in respect of the issue of any instrument by Braves or any of its Subsidiaries has been paid in full in a timely manner.

(ii) As of the date hereof, neither Braves nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would prevent or impede or would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(m) Material Contracts. Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, neither Braves, nor any of its Subsidiaries, is in breach of or default under the terms of any Material Contract, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any Material Contract. To the knowledge of Braves, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Braves Group. Except as has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group, each Material Contract is a valid and binding obligation of Braves or any of its Subsidiaries which is party thereto and, to the knowledge of Braves, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

(n) Intellectual Property.

(i) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, (A) Braves and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of Braves and its Subsidiaries as currently conducted (the “Braves Intellectual Property”) and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.

(ii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, to the knowledge of Braves, the conduct of the business of Braves as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of Braves, there is no unauthorized use, infringement or misappropriation and other violation of Braves Intellectual Property by any Person, including any employee of Braves or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect on the Braves Group.

(iii) To the knowledge of Braves and except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, the IT Assets of Braves operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by Braves and its Subsidiaries in connection with the business of Braves and its Subsidiaries as currently conducted.

(o) Available Funds. Braves will have at the Closing funds sufficient to (i) pay the cash portion of the Merger Consideration, (ii) pay any and all fees and expenses required to be paid by Braves in connection with the transactions contemplated by this Agreement and (iii) satisfy all of the other payment obligations of Braves contemplated hereunder. In no event shall the receipt or availability of any funds or financing by Braves or any Affiliate or any other financing transactions be a condition to any of Braves’s obligations hereunder.

(p) Brokers. Except for BMO Capital Markets, Broadhaven Capital Partners, J.P. Morgan Securities LLC, Lazard Frères & Co. LLC, Morgan Stanley & Co. LLC, SG Americas Securities, LLC and Wells Fargo Securities, LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Braves or any of its Subsidiaries.

(q) No Additional Representations. Braves acknowledges that Yankees makes no representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.1 or in any certificate delivered by Yankees to Braves in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Yankees makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Braves (or any of its respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Yankees or any of its Subsidiaries or (ii) the future business and operations of Yankees or any of its Subsidiaries, and Braves has not relied on such information or any other representation or warranty not set forth in Section 3.1.

ARTICLE IV

COVENANTS

Section 4.1 Interim Operations. (a) Yankees covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, unless Braves shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or except as otherwise set forth in Section 4.1(a) of the Yankees Disclosure Letter:

(i) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice;

(ii)(A) it shall not issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (B) it shall not amend its certificate of incorporation or bylaws; (C) it shall not split, combine or reclassify its outstanding shares of capital stock; (D) it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any capital stock other than the quarterly dividends payable by Yankees (in an amount per share not to exceed its most recent quarterly per share dividend and with the timing of such dividend to be consistent with past practice) or, subject to Section 4.1(a)(viii) of the Yankees Disclosure Letter, dividends payable by its direct or indirect wholly owned Subsidiaries to it or another of its direct or indirectly wholly owned Subsidiaries; and (E) it shall not repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any interests or shares of its capital stock, as applicable, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(iii) neither it nor any of its Subsidiaries shall (A) issue, sell, pledge, dispose of or encumber (v) any shares of, or (w) securities payable in, convertible into or exchangeable or exercisable for, or (x) options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class, as appropriate, or (y) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter or any other property or assets other than Yankees Shares issuable pursuant to stock-based awards outstanding on or awarded prior to the date hereof under the Yankees Stock Plans; (B) (1) increase the amount of net indebtedness for borrowed money, including any guarantee of such indebtedness, by $100,000,000 in excess of the net indebtedness set forth in the Yankees Financial Statement as of December 31, 2012 (it being understood that net indebtedness shall be calculated as the amount of debt less the sum of the amount of cash and marketable securities, in each case, set forth in the Yankees Financial Statements as of December 31, 2012; it being further understood that notwithstanding the amount set forth in such Yankees Financial Statements, the non-U.S. dollar-denominated portion of such calculation shall be determined using the exchange rates in effect as of the date hereof without regard to any subsequent changes in such rates) or (2) incur any additional indebtedness for borrowed money with a tenor of greater than 90 days, including any guarantee of such indebtedness; or (C) make or authorize or commit for any capital expenditures, except for in accordance with the 2013 capital expenditure target for Yankees that has been provided to Braves prior to the date of this Agreement or such other capital expenditures targets as may be agreed by Yankees and Braves (provided that (1) Yankees shall be permitted to make or authorize or commit for any capital expenditures in an amount that is between 75% and 110% of its capital expenditure target and (2) if the Effective Time shall not have occurred on or prior to December 31, 2013, then, for purposes of this Section 4.1(a)(iii), Yankees’s capital expenditure target will be adjusted upwards to take into account the number of days between December 31, 2013 and the Effective Time and assuming that the 2014 capital expenditure target shall be equal to the 2013 capital expenditure target);

(iv) except as required pursuant to existing written, binding agreements in effect prior to the date hereof and set forth in Section 4.1(a)(iv) of the Yankees Disclosure Letter, or as otherwise required by applicable Law, neither Yankees nor any of its Subsidiaries shall (A) grant or provide any severance or termination payments or benefits to any director, officer or employee of Yankees or any of its Subsidiaries, (B) increase in any manner the compensation, bonus, pension, welfare, fringe, severance or other benefits of, pay any bonus to, or make any new equity awards to any current or former director, officer, employee or consultant of Yankees or any of its Subsidiaries (other than increases in base salary in the ordinary course of business for employees who are not officers), (C) become a party to, establish, adopt, commence participation in, amend or terminate any stock option plan or other stock-based compensation plan, or any compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement with or for the benefit of any current or former directors, officers, employees or consultants of Yankees or its Subsidiaries (or newly hired employees) or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan, (E) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (G) terminate without cause the employment of any member of the management committee of Yankees, or (H) forgive any loans or issue any loans to directors, officers or employees of Yankees or any of its Subsidiaries;

(v) neither Yankees nor any of its Subsidiaries shall lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose (whether by way of merger, consolidation, sale of stock or assets, or otherwise) of any material portion of its assets, including the capital stock of Subsidiaries (it being understood that the foregoing shall not prohibit the sale of inventory in the ordinary course of business), except for (i) dispositions of assets that in total have an aggregate fair market value of less than $50,000,000;

(vi) neither Yankees nor any of its Subsidiaries shall (A) acquire or invest in or agree to acquire or invest in (whether by merger, consolidation, purchase or otherwise) any Person or assets, in which the expected gross expenditures and commitments (including the amount of any indebtedness assumed) (I) for all such acquisitions exceeds, in the aggregate, $50,000,000 or (II) is reasonably likely, individually or in the aggregate, to delay the satisfaction of the conditions set forth in Article V hereof or prevent the satisfaction of such conditions or (B) enter into any joint venture, partnership or similar agreement with any Person;

(vii) subject to Section 4.13, neither Yankees nor any of its Subsidiaries shall (A) settle or compromise any material claims or litigation if such settlement or compromise would involve, individually or together with all such other settlements or compromises, the payment of money by Yankees or its Subsidiaries of $60,000,000 (provided that Yankees shall consult in good faith with respect to any such proposed settlement or compromise individually in excess of $20,000,000) or more or would involve any admission of material wrongdoing or any material conduct requirement or restriction by Yankees or its Subsidiaries, (B) modify, amend or terminate in any material respect any of its Material Contracts or waive, release or assign any material rights or claims thereunder in excess of $10,000,000 individually or in the aggregate or (C) enter into any new clearing services agreement or arrangement or modify or amend in any material respect any existing clearing services agreement or arrangement to extend the term or to increase the commitments of Yankees or any of its subsidiaries thereunder;

(viii) except to the extent otherwise required by Law, neither Yankees nor any of its Subsidiaries shall (A) make or change any Tax election, change any method of Tax accounting, file any amended Tax Return, or settle or compromise any audit or proceeding relating to Taxes, in each case, if such action would reasonably be expected to have an adverse effect on Yankees and its Subsidiaries that is material; (B) take any action specified in Section 4.1(a)(viii)(B) of the Yankees Disclosure Letter; or (C) permit any material insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

(ix) neither Yankees nor any of its Subsidiaries shall permit any change in its financial accounting principles, policies or practice (including any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in financial accounting principles, policies or practices shall be required by changes in GAAP;

(x) neither Yankees nor any of its Subsidiaries shall enter into any Contract that includes a “non-compete,” exclusivity or similar provision that would materially restrict the business of Braves or any of its Subsidiaries (including Yankees and its Subsidiaries) following the Effective Time;

(xi) except as permitted pursuant to Section 4.1(a)(iv), neither Yankees nor any of its Subsidiaries shall enter into any Contract between itself, on the one hand, and any of its employees, officers or directors, on the other hand;

(xii) neither Yankees nor any of its Subsidiaries shall knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xiii) neither Yankees nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Section 4.1(a)(i) through Section 4.1(a)(xii) if Yankees would be prohibited by the terms of Section 4.1(a)(i) through Section 4.1(a)(xii) from doing the foregoing; and

(xiv) it shall not fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

(b) Braves covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, unless Yankees shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or except as otherwise set forth in Section 4.1(a) of the Braves Disclosure Letter:

(i)(A) it shall not split, combine or reclassify its outstanding shares of capital stock; (B) it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any of its capital stock; and (C) it shall not directly or indirectly repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, if such repurchase or acquisition is at a price above the then market value;

(ii) it shall not issue, sell, dispose of or grant, or authorize the issuance, sale, disposition or grant of, any shares of any class of its capital stock except (A) for fair market value or (B) upon the vesting of restricted stock units or the exercise of options, warrants, convertible securities or other rights of any kind to acquire any of its capital stock which were issued with an exercise or conversion price of not less than the market price at the time of issuance; provided, however, that the foregoing shall not prohibit issuances of common stock, restricted stock units, options or rights as part of normal employee compensation in the ordinary course of business; and provided, further, that this clause (B) shall not prohibit the issuance of capital stock, restricted stock units, options, warrants, convertible securities or other rights in connection with any equity financing contemplated by Braves in connection with the transactions contemplated by this Agreement;

(iii) it shall not fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(iv) neither it nor any of its Subsidiaries shall knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(v) neither Braves nor any of its Subsidiaries shall acquire (other than with respect to any agreements entered into prior to the date of this Agreement) or agree to acquire (whether by merger, consolidation, purchase or otherwise, which have been previously publically disclosed or provided to Yankees) any Person or assets that is reasonably likely, individually or in the aggregate, to delay in any material respects the satisfaction of the conditions set forth in Article V hereof or prevent the satisfaction of such conditions; and

(vi) neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Section 4.1(b)(i) through Section 4.1(b)(v) if it would be prohibited by the terms of Section 4.1(b)(i) through Section 4.1(b)(v) from doing the foregoing.

Section 4.2 Acquisition Proposals.

(a) Without limiting any of such other Party’s other obligations under this Agreement, each of Yankees and Braves agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate, or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal,

(ii) subject to Section 4.2(c), have any discussion with any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) subject to Section 4.2(d), provide any confidential information or data to any Person in relation to an Acquisition Proposal, (iv) subject to Section 4.2(d), approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) subject to Section 4.2(d), approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement related to any Acquisition Proposal (any of the preceding in this clause (v), an “Alternative Acquisition Agreement”) or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

An “Acquisition Proposal” for Yankees or Braves means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of Yankees or Braves, as applicable, or any of its Subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of Yankees or Braves, as applicable, and its Subsidiaries, taken as a whole (such Subsidiary, a “Major Subsidiary”); (ii) any direct or indirect acquisition or purchase of (A) 15% or more of any class of equity securities or voting power or 15% or more of the consolidated gross assets or revenues of Yankees or Braves, as applicable, or (B) 15% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities or voting power of Yankees or Braves, as applicable; or (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Yankees or Braves, as applicable, or any Major Subsidiary of Yankees or Braves, as applicable, but with the exception of intragroup reorganizations.

(b) Each of Yankees and Braves shall, and shall cause their and their respective Subsidiaries’ officers and directors to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease immediately any discussions or negotiations, if any, with any Person (other than Yankees, Braves and Merger Sub, as the case may be, and their respective Representatives) conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall promptly request that any Person with whom such discussions or negotiations have occurred since February 2, 2012 and is in possession of confidential information about it or its Subsidiaries that was furnished by or on behalf of it return or destroy all such information in accordance with the terms of the confidentiality agreement with such Person.

(c) Within two (2) Business Days after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that a Party reasonably believes could lead to an Acquisition Proposal, such Party shall provide the other Party with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry. Thereafter, the Party in receipt of such Acquisition Proposal shall provide the other Party, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep such Party informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

(d) Notwithstanding anything in this Agreement to the contrary, Yankees and Braves and the Yankees Board and Braves Board shall be permitted, in the case of Yankees, prior to the receipt by Yankees of the Yankees Requisite Vote or, in the case of Braves, prior to the receipt by Braves of the Braves Requisite Vote, (A) after complying with Section 4.2(e), to (I) in the case of Yankees, determine either to make no recommendation for the Merger, or to withdraw, modify or qualify its recommendation for the Merger in a manner that is adverse to either Braves or Merger Sub (a “Change in Yankees Recommendation”) and (II) in the case of Braves, determine either to make no recommendation for the approval of the issuance of the Braves Shares or any amendment to the Certificate of Incorporation of Braves, or to withdraw, modify or qualify its recommendation for the approval of the issuance of the Braves Shares or any amendment to the Certificate of Incorporation of Braves in a manner that is adverse to Yankees (a “Change in Braves Recommendation”), or (B) engage in any discussions or negotiations with, or provide any information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (i) in the case of clause (A) above, (x) if such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, is made in response to an Acquisition Proposal, then such Acquisition Proposal shall have been an unsolicited bona fide written Acquisition Proposal from a third party that the Yankees Board or Braves Board, as applicable, concludes in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a Superior Proposal or (y) if such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, is not made in response to an Acquisition Proposal, then if such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, is in response to, or as a result of, an event, development, occurrence, or change in circumstances or facts, occurring or arising after the date of this Agreement, which event, development, occurrence, or circumstances or facts did not exist or were not actually known, appreciated or understood by the Yankees Board or the Braves Board, as applicable, as of the date of this Agreement and the Yankees Board or Braves Board, as applicable, after consultation with its outside legal counsel, determines in good faith that the failure to make such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, would be inconsistent with its fiduciary duties under applicable Law (with respect to Yankees, such a Change in Yankees Recommendation, a “Yankees Intervening Event Change in Recommendation,” and with respect to Braves, such a Change in Braves Recommendation, a “Braves Intervening Event Change of Recommendation”); provided, however, that no event, development, occurrence or change in circumstances or facts that is reasonably foreseeable, or arising from any action or omission by any member of the Yankees Group or the Braves Group that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals required pursuant to Sections 5.1(c) and 5.1(f) may give rise to a Change in Yankees Recommendation or Change in Braves Recommendation, as applicable; and (ii) in the case of clause (B) above, (1) the Yankees Board or Braves Board, as applicable, concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal is reasonably likely to result in a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (2) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the Yankees Board or Braves Board, as applicable, receives from such Person an executed confidentiality agreement with confidentiality terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement, and (3) Yankees or Braves, as applicable, is not then in material breach of its obligations under this Section 4.2 related to such Acquisition Proposal.

(e) Prior to any Change in Yankees Recommendation, Yankees shall provide Braves with a written notice (the “Yankees Change in Recommendation Notice”) of Yankees’s intention to make a Change in Yankees Recommendation at least five (5) Business Days prior to taking such action, and, in the case of any Change in Yankees Recommendation in connection with an Acquisition Proposal, Yankees shall negotiate in good faith during such five (5) Business Day period with respect to any modifications to the terms of the transaction contemplated by this Agreement that are proposed by Braves, and Yankees shall consider any such modifications agreed to by Braves in determining whether such Acquisition Proposal still constitutes a Superior Proposal after such five (5) Business Day period; provided, however, that, in the event of any amendment to the financial or other material terms of such Superior Proposal, Yankees shall be required to deliver to Braves a new written notice, and the negotiation period shall be extended by an additional three (3) Business Days from the date of Braves’s receipt of such new written notice. Prior to any Change in Braves Recommendation, Braves shall provide Yankees with a written notice (the “Braves Change in Recommendation Notice”) of Braves’s intention to make a Change in Braves Recommendation at least five (5) Business Days prior to taking such action, and, in the case of any Change in Braves Recommendation in connection with an Acquisition Proposal, Braves shall negotiate in good faith during such five (5) Business Day period with respect to any modifications to the terms of the transaction contemplated by this Agreement that are proposed by Yankees, and Braves shall consider any such modifications agreed to by Yankees in determining whether such Acquisition Proposal still constitutes a Superior Proposal after such five (5) Business Day period; provided, however, that, in the event of any amendment to the financial or other material terms of such Superior Proposal, Braves shall be required to deliver to Yankees a new written notice, and the negotiation period shall be extended by an additional three (3) Business Days from the date of Yankees’s receipt of such new written notice.

(f) In the event that a third party who has previously made an Acquisition Proposal that the Yankees Board or Braves Board, as applicable, has determined in accordance with this Section 4.2 is a Superior Proposal subsequently modifies or amends any material term of such Superior Proposal, then the applicable Party shall notify the other Party in writing of such modified Acquisition Proposal and shall again be subject to the provisions of Section 4.2(d) and Section 4.2(e) in all respects (including the obligation to deliver a new Yankees Change in Recommendation Notice or Braves Change in Recommendation Notice, as applicable, and negotiate in good faith with Braves, or Yankees, as applicable; provided that references to “five (5) Business Days” or “five (5) Business Day period” shall thereafter be references to “three (3) Business Days” or “three (3) Business Day period”).

(g) Except as ordered by a court of competent jurisdiction or by stockholder action, Yankees and Braves each agrees that it will, and will cause its senior officers, directors and representatives and its Subsidiaries and such Subsidiaries’ senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Yankees and Braves each agrees that it will use reasonable best efforts to promptly inform its directors, officers, agents and representatives of the obligations undertaken in this Section 4.2. Nothing in this Section 4.2 shall (x) permit Yankees or Braves to terminate this Agreement (except as specifically provided in Article VI hereof) or (y) affect any other obligation of Yankees or Braves under this Agreement, except as otherwise expressly set forth in this Agreement. Unless this Agreement shall have been earlier terminated and except as ordered by a court of competent jurisdiction or by stockholder action, none of Yankees or Braves shall submit to the vote of its stockholders any Acquisition Proposal (other than the Merger).

(h) Nothing in this Section 4.2 shall prohibit the Yankees Board or Braves Board, as the case may be, from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A if the Yankees Board or the Braves Board, as the case may be, determines in good faith, after consultation with outside counsel, that failure to so disclose such position would be inconsistent with its obligations under applicable law; provided, however, that the Yankees Board shall not make a Change in Yankees Recommendation and the Braves Board shall not make a Change in Braves Recommendation except, in each case, in accordance with Section 4.2(d) and Section 4.2(e).

“Superior Proposal” means, a bona fide written Acquisition Proposal obtained not in breach of this Section 4.2 for or in respect of, in the case of Yankees, 100% of the outstanding Yankees Shares or 100% of the assets of Yankees and its Subsidiaries, or, in the case of Braves, 100% of the Braves Shares or 100% of assets of Braves and its Subsidiaries, in each case on a consolidated basis, on terms that the Yankees Board or Braves Board, as applicable, in good faith concludes (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, timing, the likelihood of completing such Acquisition Proposal compared to the Merger (taking into account the extent to which the financial terms of such Acquisition Proposal exceed the financial terms of the Merger) and other aspects of the Acquisition Proposal or offer and this Agreement, and taking into account any improved terms that a Party may have offered pursuant to this Section 4.2 deemed relevant by the Yankees Board or Braves Board, as applicable (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal), are more favorable to the stockholders of Yankees or Braves, as applicable, than the transactions contemplated by this Agreement (after taking into account any such improved terms).

Section 4.3 Stockholders Meetings.

(a) Yankees shall take, in accordance with applicable Law and the Yankees Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Yankees Stockholders Meeting”) as promptly as reasonably practicable after the Registration Statement is declared effective. Notwithstanding the foregoing, (i) if on the date the Yankees Stockholders Meeting is scheduled, Yankees has not received proxies representing a sufficient number of Yankees Shares to obtain the Yankees

Requisite Vote, Yankees shall have the right to make one or more postponements or adjournments of the Yankees Stockholders Meeting; provided that the Yankees Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Yankees Stockholders Meeting was originally scheduled to be held and (ii) Yankees may postpone or adjourn the Yankees Stockholders Meeting if Yankees has provided a written notice to Braves pursuant to Section 4.2(e) that it intends to make a Change in Yankees Recommendation in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 4.2(e) with respect to such notice or subsequent notices if the Acquisition Proposal is modified during such five (5) Business Day period. Subject to Section 6.2, Section 4.2(d) and Section 4.2(e), the Yankees Board shall recommend adoption of this Agreement, shall include the Yankees recommendation in the Registration Statement and shall take all reasonable lawful action to solicit such adoption of this Agreement. In the event that on or subsequent to the date of this Agreement and prior to the Yankees Stockholders Meeting (including any postponement or adjournment thereof) the Yankees Board determines to make a Change in Yankees Recommendation, which Change in Yankees Recommendation shall be made only in accordance with Section 4.2(d) and Section 4.2(e), then Braves shall have a right to terminate this Agreement in accordance with Section 6.4(a). Any Change in Yankees Recommendation shall not limit or modify the obligation of Yankees to present this Agreement for adoption at the Yankees Stockholders Meeting as promptly as reasonably practicable after the Registration Statement is declared effective, and, if this Agreement is not otherwise terminated by either Yankees or Braves in accordance with the terms hereof, this Agreement shall be submitted to the stockholders of Yankees at the Yankees Stockholders Meeting for the purpose of voting on adopting this Agreement.

(b) Braves shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Braves Stockholders Meeting”) as promptly as practicable after the Registration Statement is declared effective for the purposes of authorizing the issuance of the stock portion of the Merger Consideration, in an amount sufficient to pay the Merger Consideration as set forth in Section 1.6(a)(i) and to issue Braves Shares pursuant to Section 1.6(a)(iii) and the approval of any amendments to the Certificate of Incorporation of Braves that Braves is required to propose to its stockholders pursuant to Section 4.4 (which amendments shall have been recommended for approval by the Braves Board) for purposes of obtaining the consents and approvals required pursuant to Section 5.1(f). Notwithstanding the foregoing, (i) if on the date the Braves Stockholders Meeting is scheduled, Braves has not received proxies representing a sufficient number of shares of its common stock to obtain the Braves Requisite Vote, Braves shall have the right to make one or more postponements or adjournments of such stockholders meeting; provided that such stockholders meeting is not postponed or adjourned to a date that is more than 30 days after the date for which such stockholders meeting was originally scheduled to be held and (ii) Braves may postpone or adjourn the Braves Stockholders Meeting if Braves has provided a written notice to Yankees pursuant to Section 4.2(e) that it intends to make a Change in Braves Recommendation in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 4.2(e) with respect to such notice or subsequent notices if the Acquisition Proposal is modified during such five (5) Business Day period. Subject to Section 6.2, Section 4.2(d) and Section 4.2(e), the Braves Board shall recommend the approval of the issuance of the Braves Shares in connection with the Merger and shall take all reasonable lawful action to solicit such approval. In the event that on or subsequent to the date of this Agreement and prior to the Braves Stockholders Meeting (including any postponement or adjournment thereof) the Braves Board determines to make a Change in Braves Recommendation, which Change in Braves Recommendation shall be made only in accordance with Section 4.2(d) and Section 4.2(e), then Yankees shall have a right to terminate this Agreement in accordance with Section 6.3(a). Any Change in Braves Recommendation shall not limit or modify the obligation of Braves to present for approval of the issuance of the Braves Shares at the Braves Stockholders Meeting as promptly as reasonably practicable after the Registration Statement is declared effective, and, if this Agreement is not otherwise terminated by either Yankees or Braves in accordance with the terms hereof, the issuance of the Braves Shares shall be submitted to the stockholders of Braves at the Braves Stockholders Meeting for the purpose of voting on approving the issuance of Braves Shares in connection with the Merger. Notwithstanding any other provision of this Agreement, the Parties shall cooperate and use reasonable best efforts to hold the Braves Stockholders Meeting and the Yankees Stockholders Meeting on the same day.

Section 4.4 Reasonable Best Efforts; Regulatory Filings and Other Actions.

(a) Reasonable Best Efforts; Regulatory Filings. Yankees and Braves shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, non-disapprovals, authorizations, licenses and other Permits (including all approvals, non-disapprovals, non-objections and consents to be obtained under the Competition Approvals, and from the SEC and other Governmental Entities) necessary or advisable to be obtained from any third party and/or any Governmental Entity (if any) in order to consummate the transactions contemplated by this Agreement; it being understood that, to the extent permissible by applicable Law, neither the Yankees Board nor Braves Board shall take any action that could prevent the consummation of the Merger, except as otherwise permitted under this Agreement. Subject to applicable Law, contractual requirements and the instructions of any Governmental Entity, Yankees and Braves shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received or provided by Yankees or Braves, as the case may be, or any of their respective Subsidiaries, from or to any Governmental Entity with respect to such transactions. Each of Braves and Yankees will, and will cause its respective Affiliates to, cooperate with the other Party and provide such assistance as the other Party may reasonably request to promote the Merger and the other transactions contemplated by this Agreement and facilitate the Closing. Nothing in this Section 4.4 shall require, or be construed to require, Yankees or Braves to agree to any condition to any consents, registrations, approvals, non-disapprovals, authorizations, licenses or other permits that are not conditioned on the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) SEC Filings. In addition to any filings that may need to be filed pursuant to Section 4.4(a), as promptly as practicable after the date of this Agreement, Yankees and Braves shall prepare and, no later than 40 calendar days after the date of this Agreement, file with the SEC a joint proxy statement relating to the adoption of this Agreement by Yankees stockholders and the approval of the issuance of the Braves Shares by Braves stockholders and Braves shall prepare and file (x) a registration statement on Form S-4 with the SEC to register the Braves Shares to be issued pursuant to the Merger (together with any supplements or amendments thereto, collectively the filings of Yankees and Braves referred to in this Section 4.4(b), the “Registration Statement”) and (y) a listing application with the New York Stock Exchange. The Registration Statement shall include (i) a proxy statement/prospectus to be used for the Yankees Stockholders Meeting to approve the adoption of this Agreement and the Merger, (ii) a proxy statement to be used for the Braves Stockholders Meeting to approve the issuance of the Braves Shares in connection with the Merger and, if required, any amendments to the Certificate of Incorporation of Braves to be proposed (the proxy statements/prospectuses referred to in clauses (i) and (ii) are referred to as the “Proxy Statement/Prospectus,” as applicable), (iii) the Yankees Recommendation and (iv) the Braves Recommendation. Each of Braves and Yankees shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”) as promptly as practicable after such filing.

(c) Prior Review of Certain Information. Subject to applicable Laws relating to the sharing of information and appropriate confidentiality safeguards, each Party shall have the right to review in advance, and to the extent practicable, each Party will consult the other Party in advance on any filing made with, written materials submitted to, or material oral communications with, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement, including any responses to comments from the SEC on the Registration Statement. Each Party shall provide the other Party with the opportunity to participate in any material meeting or oral communication with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby. Each Party shall keep the other Party apprised of all material discussions with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(d) Furnishing of Information. Yankees and Braves each shall, upon request by the other Party and subject to applicable Laws relating to the sharing of information and contractual requirements, furnish the other Party with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary, advisable or reasonably requested in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of Yankees or Braves or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Yankees shall assist in the preparation of the Registration Statement and the Proxy Statement/Prospectus by providing audited consolidated financial statements of Yankees for the 2009, 2010 and 2011 fiscal years and for any subsequent fiscal year ended at least 90 days prior to the Closing Date, and unaudited consolidated financial statements of Yankees for any interim quarterly or other period or periods of Yankees ended after the date of the most recent audited financial statements and at least 30 days prior to the Closing Date.

(e) Status Updates and Notice. Subject to applicable Law and the instructions of any Governmental Entity, Yankees and Braves each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications submitted or received by it or any of its Subsidiaries, to or from any third party and/or any Governmental Entity with respect to such transactions, including comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement. Yankees and Braves each shall give prompt notice to the other of any change that is reasonably expected to have a Material Adverse Effect on such Party or to result in a Substantial Detriment to such Party.

Section 4.5 Takeover Statute.

(a) If any Takeover Statute or any anti-takeover or other provision or restriction on ownership in the Organizational Documents of Yankees (including Article V of the Certificate of Incorporation of Yankees and Section 10.12 of the Yankees Bylaws) is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Yankees and the Yankees Board, as applicable, shall grant such approvals and take such actions as are necessary or reasonably advisable so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as possible on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such statute, regulation or restriction on such transactions.

(b) If any Takeover Statute or any anti-takeover provision in the Organizational Documents of Braves is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Braves and the Braves Board, as applicable, shall grant such approvals and take such actions as are necessary or reasonably advisable so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as possible on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such statute or regulation on such transactions.

Section 4.6 Access. Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, each of Yankees and Braves shall (and each shall cause its Subsidiaries to) afford to the other Party’s officers, employees, counsel, accountants, consultants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as may reasonably be requested; provided, that no investigation pursuant to this Section 4.6 shall affect or be deemed to modify any representation or warranty made by any Party; and provided, further, that the foregoing shall not require either Yankees or Braves (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the disclosing Party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such disclosing Party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of itself or any of its Subsidiaries, (iii) in the case of Yankees, (x) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by Yankees or any of its Subsidiaries or any other regulatory activities conducted by Yankees or any of its Subsidiaries that the Chief Executive Officer of Yankees Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Braves, or (y) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by Yankees Stock Exchange LLC or Yankees Arca, Inc. or any other regulatory activities that the Chief Executive Officer of Yankees Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Braves, or (iv) in the case of Braves, (x) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries or any other regulatory activities conducted by Braves or any of its Subsidiaries, if Braves or any of its Subsidiaries determines, in its sole discretion, that such information is confidential and inappropriate to disclose to Yankees, or (y) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by Braves or any of its Subsidiaries, if Braves or any of its Subsidiaries determines, in its sole discretion, that such information is confidential and inappropriate to disclose to Yankees. All requests for information made pursuant to this Section 4.6 shall be directed to an executive officer of Yankees or Braves, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such Party. All such information shall be governed by the terms of the Confidentiality Agreement.

Section 4.7 Exchange Listing. Braves shall use its reasonable best efforts to cause the Braves Shares attributable to the stock portion of the Merger Consideration to be issued pursuant to this Agreement and the Braves Shares to be reserved for issuance upon exercise or settlement of options to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing Date.

Section 4.8 Publicity. The initial press release regarding this Agreement and the Merger shall be a joint press release, and Yankees and Braves shall use their respective reasonable best efforts to develop a joint communications plan and each Party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with the other Party before issuing any press release or public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or public statement prior to such consultation. In addition to the foregoing, except to the extent disclosed in or consistent with the Registration Statement, neither Yankees nor Braves shall issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations, to the extent not previously disclosed, without the consent of the other Party, which consent shall not be unreasonably withheld or delayed.

Section  4.9 Expenses. Subject to Section 6.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such Expenses (including the registration and filing fees and the printing and mailing costs of the Registration Statement (it being understood that each of Yankees and Braves shall be responsible and bear the costs of printing and mailing the Proxy Statement/Prospectus to its respective stockholders)). As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

Section 4.10 Indemnification; Directors’ and Officers’ Insurance. From and after the Effective Time, Braves shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Yankees and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Yankees pursuant to the Yankees Organizational Documents, Yankees Subsidiary Organizational Documents and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Yankees and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by applicable law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in the Surviving Company’s (or any successor’s) certificate of formation and limited liability company agreement after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current Certificate of Incorporation and constitution of Yankees and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Yankees (provided that the Surviving Company (or any of its successors) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that the Surviving Company shall not be required to expend in any one year an amount in excess of 250% of the annual premiums (such amount, as applicable to Yankees, the “Maximum Insurance Amount”) currently paid by Yankees for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. The Surviving Company may, in lieu of maintaining the insurance described in clause (iii) of this Section 4.10, purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Yankees; provided that the amount paid by the Surviving Company shall not exceed six times the applicable Maximum Insurance Amount. The obligations of the Surviving Company under this Section 4.10 shall not be terminated or modified in such a manner as to adversely affect any indemnities to whom this Section 4.10 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 4.10 applies shall be third-party beneficiaries of this Section 4.10).

Section 4.11 Section 16 Matters. Prior to the Effective Time, Yankees and Braves shall take all such steps as may be required to cause any dispositions of Yankees Shares (including derivative securities with respect to Yankees Shares) or acquisitions of Braves Shares (including derivative securities with respect to Braves Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Yankees to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.12 Employee Matters.

(a) For the one-year period beginning at the Effective Time (the “Benefit Continuation Period”), Braves shall provide or cause to be provided to each individual who is employed as of the Effective Time by Yankees and its Subsidiaries and who remains employed by the Surviving Company and its Subsidiaries (such employees collectively, the “Affected Employees”) (i) base salary in an amount no less than the base salary provided to the Affected Employee immediately prior to the Effective Time, (ii) an annual bonus opportunity that is no less favorable than the annual bonus opportunity provided to the Affected Employee immediately prior to the Effective Time and (iii) other compensation and employee benefits that are no less favorable in the aggregate than those provided to the Affected Employee immediately prior to the Effective Time. Without limiting the generality of the foregoing, during the Benefit Continuation Period, Braves shall (x) provide or cause to be provided to each Affected Employee (A) who suffers a termination of employment by the Surviving Company or any of its Subsidiaries, severance benefits in amounts and on terms and conditions no less favorable in the aggregate to such Affected Employee than such Affected Employee would have received under the severance plans, programs, policies and arrangements applicable to such Affected Employee as of the date hereof and (B) defined contribution retirement plan benefits that are no less favorable than the defined contribution retirement plan benefits provided to Affected Employees on the date hereof, (y) maintain (or caused to be maintained) the same level of employer matching contributions as in effect on the date of this Agreement under the Company’s 401(k) investment savings plan and (z) maintain the Company’s Retirement Accumulation Plan employer contribution levels for existing participants. Notwithstanding the foregoing, the provisions of this Section 4.12(a) shall not apply with respect to Affected Employees whose employment is governed by a collective bargaining or similar agreement.

(b) With respect to any benefit plans in which any Affected Employees first become eligible to participate on or after the Effective Time, and in which such Affected Employees did not participate prior to the Effective Time (the “New Plans”), Braves shall, or shall cause its Subsidiaries (subject to applicable Law and applicable tax qualification requirements) to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees and their eligible dependents under any New Plans in which such Affected Employees may be eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Benefit Plan; (ii) provide each Affected Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under a Benefit Plan (to the same extent that such credit was given under the analogous Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans in which such Affected Employee may be eligible to participate after the Effective Time for the same plan year; and (iii) recognize all service of the Affected Employees with Yankees and their respective Affiliates for all purposes in any New Plan in which such employees may be eligible to participate after the Effective Time, to the extent such service is taken into account under the applicable New Plan (to the extent recognized under the corresponding Benefit Plan); provided that the foregoing shall not apply for purposes of vesting or eligibility for any plans which are frozen to new participants, benefit accrual under any defined benefit pension plans or to the extent it would result in duplication of benefits.

(c) Subject to Section 4.12(a), no provision of this Section 4.12 shall be construed as a limitation on the right of Braves and their Subsidiaries to amend or terminate any specific Benefit Plan that Yankees would otherwise have under the terms of such Benefit Plan nor shall any provision of this Section 4.12 be construed to require the continuation of the employment of any particular Affected Employee. The provisions of this Section 4.12 are solely for the benefit of the Parties, and no current or former director, officer, employee or independent contractor nor any other person shall be a third-party beneficiary of this Section 4.12, and nothing herein shall be construed as an amendment to any Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

(d) Yankees shall consult with Braves in a good faith and in a reasonably timely manner in advance of any material communications with Affected Employees regarding the impact of the transactions contemplated under this Agreement on the Benefit Plans or the New Plans, as the case may be.

Section 4.13 Transaction Litigation. In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement (“Transaction Litigation”) is brought, or, to the knowledge of Yankees or Braves, threatened in writing, against a Party and/or the members of the Party’s board of directors prior to the Effective Time, such Party against which the litigation has been brought or which has knowledge of such threat shall promptly notify the other Party of any such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party the opportunity to participate in the defense or settlement of any Transaction Litigation, but Yankees shall not settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any Transaction Litigation, without Braves’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 4.14 Election to Braves Board; Governance. Braves agrees to take all action necessary in order to cause four (4) individuals who are (a) directors of Yankees immediately prior to the Effective Time and

(b) reasonably acceptable to Braves (which acceptability shall be confirmed by Braves in writing following the designation of such individuals in writing by Yankees) and any applicable Governmental Entities to be appointed as directors of the Braves Board effective immediately following the Effective Time.

Section 4.15 Affiliates. Prior to the date of the Yankees Stockholders Meeting, Braves shall deliver to Yankees a list of names and addresses of those Persons who are, in the opinion of Braves, as of the time of the Yankees Stockholders Meeting referred to in Section 4.3(a), “affiliates” of Yankees within the meaning of Rule 145 under the Securities Act. Yankees shall provide to Braves such information and documents as Braves shall reasonably request for purposes of preparing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Braves or Yankees as a Person who may be deemed to be such an affiliate of Yankees; provided, however, that no such Person identified by Braves shall be on the final list of affiliates of Yankees if Braves shall receive from Yankees, on or before the date of the Yankees Stockholders Meeting, an opinion of counsel reasonably satisfactory to Braves to the effect that such Person is not such an affiliate. Braves shall thereafter deliver to Yankees a list of names of affiliates of Yankees who will be affiliates of Braves after the Effective Time (“Ongoing Affiliates”). Yankees shall exercise its best efforts to deliver or cause to be delivered to Braves, prior to the date of the Yankees Stockholders Meeting, from each Ongoing Affiliate, a letter dated as of the Closing Date substantially in the form to be mutually agreed by the Parties (the “Affiliates Letter”). Braves shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Braves Shares by such Ongoing Affiliates received in the Merger and Braves may direct the Exchange Agent not to issue certificates representing Braves Shares received by any such Ongoing Affiliate until Braves has received from such Person an Affiliates Letter. Braves may issue certificates representing Braves Shares received by such Ongoing Affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 4.15.

Section 4.16 Credit Facility. Yankees shall use its reasonable best efforts to arrange a customary payoff letter and instrument of discharge to be delivered at Closing providing for the payoff and discharge of the Credit Agreement, dated as of June 15, 2012, between Yankees, the Subsidiary Borrowers party thereto, the Lenders party hereto, Citibank, N.A. as Administrative Agent, and the other financial institutions party thereto as agents, as amended (the “Credit Agreement”) subject to receipt from Braves of the full amount of funds indicated in such payoff letter and instrument of discharge as necessary to effectuate the repayment, discharge and termination of such facility.

ARTICLE V

CONDITIONS TO THE MERGER

Section 5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Yankees, Braves and Merger Sub to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. Yankees shall have obtained the Yankees Requisite Vote and Braves shall have obtained the Braves Requisite Vote.

(b) No Injunctions or Restraints; Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other Governmental Entity of competent jurisdiction in the United States or the European Union shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(c) Competition Matters. (i) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, (ii) if jurisdiction to examine the transactions contemplated by this Agreement is referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, a decision shall have been adopted by the European Commission pursuant to the EU Merger Regulation declaring that such transactions are compatible with the internal market (either unconditionally or subject to the fulfillment of certain conditions or obligations) or compatibility will have been deemed under Article 10(6) of the EU Merger Regulation and (iii) any consents, authorizations, orders, approvals, declarations and filings required or advisable under any other applicable antitrust or competition law or regulation and identified in Schedule I will have been made or obtained (either unconditionally or subject to the fulfillment of certain conditions or obligations).

(d) Exchange Listing. The Braves Shares to be issued in the Merger as the stock portion of the Merger Consideration and such other shares to be reserved for issuance in connection with the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(e) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before the SEC.

(f) Regulatory Approvals. The consents, non-objections and other approvals set forth in Schedule IV shall have been obtained and are in full force and effect or any applicable waiting period thereunder shall have been terminated or shall have expired such that in accordance with applicable Law such consent, non-objection or approval is deemed to, or treated as having been, obtained and in full force and effect.

Section 5.2 Conditions to the Obligations of Braves and Merger Sub. The respective obligations of Braves and Merger Sub to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties of Yankees set forth in Section 3.1(b) (Capitalization), Section 3.1(c) (Corporate Authority) and Section 3.1(h) (Absence of Certain Changes) shall be true and correct in all respects (other than de minimis failures to be true and correct) as of the date of this Agreement and as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date) and (ii) each of the other representations and warranties of Yankees set forth in this Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Yankees Group;

(b) at or prior to the Closing Date, Yankees shall have performed in all material respects all covenants and agreements contained in this Agreement required to be performed or complied with by such Party; and

(c) Braves shall have received an opinion of Sullivan & Cromwell LLP, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Yankees, Braves and Merger Sub or others reasonably requested by such counsel.

Section 5.3 Conditions to the Obligations of Yankees. The obligations of Yankees to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties of Braves set forth in Section 3.2(b) (Capitalization), Section 3.2(c) (Corporate Authority) and Section 3.2(h) (Absence of Certain Changes) shall be true and correct in all respects (other than de minimis failures to be true and correct) as of the date of this Agreement and as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date) and (ii) each of the other representations and warranties of Braves set forth in this Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Braves Group;

(b) at or prior to the Closing Date, Braves shall have performed in all material respects all covenants and agreements contained in this Agreement required to be performed or complied with by such Party; and

(c) Yankees shall have received an opinion of Wachtell, Lipton, Rosen & Katz, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Yankees, Braves and Merger Sub or others reasonably requested by such counsel.

ARTICLE VI

TERMINATION

Section 6.1 Termination by Mutual Consent. This Agreement may be terminated by mutual written consent of Yankees and Braves at any time prior to the Effective Time.

Section 6.2 Termination by Yankees or Braves. This Agreement may be terminated by either Yankees or Braves at any time prior to the Effective Time:

(a) if the Effective Time shall not have occurred by December 31, 2013 (such date, as it may be extended pursuant to the proviso below, the “Termination Date”), whether such date is before or after the date of the receipt of the Yankees Requisite Vote; provided, however, that each of Yankees and Braves shall have the right, in its sole discretion, to extend the Termination Date to March 31, 2014 (which date shall then be the “Termination Date”), if the only conditions set forth in Article V that have not been satisfied (other than those conditions that Yankees and Braves have mutually agreed to waive, if and to the extent that such waiver is permitted by applicable Law) are the conditions set forth in Section 5.1(b), Section 5.1(c), Section 5.1(d) or Section 5.1(f); and provided, further, that neither (x) the right to extend the Termination Date nor (y) the right to terminate this Agreement pursuant to this Section 6.2(a) may be exercised by any Party whose failure or whose Subsidiary’s failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of any such closing condition to be satisfied on or before the Termination Date;

(b) if the Yankees Requisite Vote shall not have been obtained after a vote of the Yankees stockholders has been taken and completed at the Yankees Stockholders Meeting or at any adjournment or postponement thereof;

(c) if the Braves Requisite Vote shall not have been obtained after a vote of the Braves stockholders has been taken and completed at the Braves Stockholders Meeting or at any adjournment or postponement thereof; or

(d) if any Governmental Entity which must grant a regulatory approval required under Section 5.1(c) has denied such grant in writing and such denial has become final, binding and non-appealable (or if such denial is subject to appeal, it will be impossible to complete such appeal on or prior to the Termination Date), or any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (or if such order is subject to appeal, it will be impossible to complete such appeal on or prior to the Termination Date); provided that the Party seeking to terminate this Agreement pursuant to this Section 6.2(d) shall have used its reasonable best efforts to (x) prevent the denial of such grant and/or (y) prevent the entry of and to remove such order, as applicable.

Section  6.3 Termination by Yankees. This Agreement may be terminated by Yankees at any time prior to the Effective Time:

(a) if the Braves Board shall have effected a (i) Change in Braves Recommendation (other than a Braves Intervening Event Change of Recommendation) or (ii) Braves Intervening Event Change of Recommendation;

(b) if there shall have been a breach of any of the representations and warranties set forth in this Agreement on the part of Braves or Merger Sub, which breach would result in the failure of the condition set forth in Section 5.3(a); provided that Yankees shall have the right to terminate this Agreement pursuant to this Section 6.3(b) only if the failure of such representations and warranties to be true (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Yankees to Braves; or

(c) if Braves shall have failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which failure to perform would result in the failure of the condition set forth in Section 5.3(b), and such breach (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Yankees to Braves.

Section 6.4 Termination by Braves. This Agreement may be terminated by Braves at any time prior to the Effective Time:

(a) if the Yankees Board shall have effected a (i) Change in Yankees Recommendation (other than a Yankees Intervening Event Change in Recommendation) or (ii) Yankees Intervening Event Change in Recommendation;

(b) if there shall have been a breach of any of the representations and warranties set forth in this Agreement on the part of Yankees, which breach would result in the failure of the condition set forth in Section 5.2(a); provided that Braves shall have the right to terminate this Agreement pursuant to this Section 6.4(b) only if the failure of such representations and warranties to be true (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Braves to Yankees; or

(c) if Yankees shall have failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which failure to perform would result in the failure of the condition set forth in Section 5.2(b), and such breach (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Braves to Yankees.

Section 6.5 Effect of Termination and Abandonment.

(a) Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant Article VI, this Agreement (other than as set forth in Section 7.1) shall become void and of no effect with no liability on the part of any Party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives). Notwithstanding the immediately preceding sentence and, subject to the liability limitations set forth in this Section 6.5, no such termination shall relieve any Party of any liability or damages resulting from any fraud or willful and material breach of this Agreement (which the Parties acknowledge and agree that in assessing any damages arising out of such a breach a court may take into account, and each Party shall be entitled to seek on behalf of its stockholders as a group as if such stockholders had been able to bring an action in their own behalf, damages to such stockholders). The Parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b) Termination Fee Payable by Yankees.

(i) In the event that (A) an Acquisition Proposal for Yankees shall have been publicly announced or made publicly known or otherwise communicated or made known to management of Yankees or the Yankees Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the Yankees Stockholders Meeting and (B) this Agreement is terminated by (1) Braves pursuant to either Section 6.4(a)(i) or Section 6.4(c) or (2) either Yankees or Braves pursuant to Section 6.2(b) (and, at the time of such termination pursuant to Section 6.2(b), Braves had a right to terminate this Agreement pursuant to Section 6.4(a)(i)), then Yankees shall, no later than simultaneously with such termination, pay or cause to be paid to Braves an amount equal to $300,000,000 (the “Yankees Termination Payment”) by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Yankees shall have been publicly announced or made publicly known at any time after the date of this Agreement and prior to the date of the Yankees Stockholders Meeting, (B) thereafter, this Agreement is terminated by either Yankees or Braves pursuant to Section 6.2(b), and (C) within nine (9) months of such termination pursuant to Section 6.2(b), Yankees or any of its Subsidiaries executes any Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to the Yankees stockholders to accept, any Acquisition Proposal for Yankees (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 4.2(a) except that each reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “50% or more” and shall also be deemed to include any sale or other disposition of LIFFE Administration and Management), then Yankees shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay or cause to be paid to Braves the Yankees Termination Payment, by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination). The Yankees Termination Payment shall be reduced by the amount of any fee previously paid or payable by Yankees pursuant to Section 6.5(b)(iv).

(iii) If this Agreement is terminated by Braves pursuant to Section 6.4(a)(ii), Yankees shall, no later than simultaneously with such termination, pay or cause to be paid to Braves an amount equal to $450,000,000 (the “Yankees Intervening Event Termination Payment”) by wire transfer of same day funds.

(iv) Other than terminations pursuant to which Section 6.5(b)(i), Section 6.5(b)(ii) or Section 6.5(b)(iii) is applicable, if this Agreement is terminated pursuant to Section 6.2(b), then Yankees shall pay or cause to be paid to Braves an amount equal to $100,000,000 by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination).

(c) Termination Fee Payable by Braves.

(i) In the event that (A) an Acquisition Proposal for Braves shall have been publicly announced or made publicly known or otherwise communicated or made known to management of Braves or the Braves Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the Braves Stockholders Meeting and (B) this Agreement is terminated by (1) Yankees pursuant to either Section 6.3(a)(i) or Section 6.3(c) or (2) either Yankees or Braves pursuant to Section 6.2(c) (and, at the time of such termination pursuant to Section 6.2(c) Yankees had a right to terminate this Agreement pursuant to Section 6.3(a)(i)), then, except where Braves would be required to pay the Regulatory Reverse Termination Fee pursuant to Section 6.5(c)(iii), Braves shall, no later than simultaneously with such termination, pay or cause to be paid to Yankees, an amount equal to $300,000,000 (the “Braves Termination Payment”) by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Braves shall have been publicly announced or made publicly known at any time after the date of this Agreement and prior to the date of the Braves

Stockholders Meeting, (B) thereafter, this Agreement is terminated by either Yankees or Braves pursuant to Section 6.2(c) and (C) within nine (9) months of such termination pursuant to Section 6.2(c) Braves or any of its Subsidiaries executes any Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to the Braves stockholders to accept, any Acquisition Proposal for Braves (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 4.2(a) except that each reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “50% or more”), then, except where Braves was required to pay the Regulatory Reverse Termination Fee pursuant to Section 6.5(c)(iii), Braves shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay or cause to be paid, to Yankees, the Braves Termination Payment, by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination). The Braves Termination Payment shall be reduced by the amount of any fee previously paid or payable by Braves pursuant to Section 6.5(c)(v).

(iii) If (A)(1)(x) this Agreement is terminated pursuant to Section 6.2(a) or Section 6.2(d) or (y) at the time this Agreement is terminated pursuant to any other Section, Yankees had a right to terminate this Agreement pursuant to Section 6.2(a) or Section 6.2(d) and (2) at the time of such termination, one or more of the conditions in Section 5.1(b), Section 5.1(c) or Section 5.1(f) has not been satisfied, or (B) this Agreement is terminated pursuant to Section 6.3(c) due to the willful and material breach of this Agreement and such breach is the primary cause that one or more of the conditions in Section 5.1(b), Section 5.1(c) or Section 5.1(f) is impossible to satisfy on or prior to the Termination Date, then Braves shall pay or cause to be paid to Yankees an amount equal to $750,000,000 (the “Regulatory Reverse Termination Fee”) by wire transfer of same day funds within two (2) Business Days of the date of such termination.

(iv) If this Agreement is terminated by Yankees pursuant Section 6.3(a)(ii), Braves shall, no later than simultaneously with such termination, pay or cause to be paid to Yankees an amount equal to $450,000,000 (the “Braves Intervening Event Termination Payment”) by wire transfer of same day funds.

(v) Other than terminations pursuant to which Section 6.5(c)(i), Section 6.5(c)(ii), Section 6.5(c)(iii) or Section 6.5(c)(iv) is applicable, if this Agreement is terminated pursuant to Section 6.2(c), then Braves shall pay or cause to be paid to Yankees an amount equal to $100,000,000 by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination).

(d) Limitations on Remedies.

(i) Notwithstanding any provision in this Agreement to the contrary, in determining the remedies available to the Parties under this Agreement, the following provisions shall apply:

(A) In the event that (1) the Yankees Termination Payment, Yankees Intervening Event Termination Payment or the fee provided for under Section 6.5(b)(iv), as the case may be, becomes payable or (2) the Regulatory Reverse Termination Fee, Braves Termination Payment, Braves Intervening Event Termination Payment or the fee provided for in Section 6.5(c)(v), as the case may be, becomes payable, and in each such case, such payment is not made within 30 days of the date it becomes due pursuant to Section 6.5(b) or Section 6.5(c), as applicable, then Section 6.5(d)(iii) shall not be applicable to any claim brought for breach of this Agreement.

(B) In the event that (1) the Yankees Termination Payment, Yankees Intervening Event Termination Payment or the fee provided for under Section 6.5(b)(iv), as the case may be, has been paid or (2) the Regulatory Reverse Termination Fee, Braves Termination Payment, Braves Intervening Event Termination Payment or the fee provided for in Section 6.5(c)(v), as the case may be, has been paid, and in each such case, such payment was made within 30 days of the date it became due pursuant to Section 6.5(b) or Section 6.5(c), as applicable, then Section 6.5(d)(iii) shall apply.

(C) Notwithstanding Sections 6.5(d)(i)(A) or (B), if Braves brings an action to recover damages from Yankees for breach of this Agreement, or Yankees brings an action to recover damages from

Braves for breach of this Agreement, then the Party not bringing such action, shall be entitled to bring an action; provided, however, the ability of each Party to recover under any claim for breach of this Agreement shall be limited pursuant to Section 6.5(d)(iii).

(ii) For the avoidance of doubt, it being understood that (i) in no event shall Yankees be required to pay both the Yankees Termination Payment and the Yankees Intervening Event Termination Payment or to pay the Yankees Termination Payment or the Yankees Intervening Event Termination Payment, as the case may be, on more than one occasion and (ii) in no event shall Braves be required to pay more than one of the Braves Termination Payment, the Regulatory Reverse Termination Fee or the Braves Intervening Event Termination Payment or to pay the Braves Termination Payment, the Regulatory Reverse Termination Fee or the Braves Intervening Event Termination Payment, as the case may be, on more than one occasion. Each of Yankees and Braves acknowledges that the agreements contained in this Section 6.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if either Party fails to promptly pay or cause to be paid the amount due pursuant to this Section 6.5, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such Party for the payment set forth in this Section 6.5 or any portion of such payment, such Party shall pay the other Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.

(iii) Except as expressly provided in Section 6.5(d)(i)(A), Braves’ aggregate liability for breaches of this Agreement (including for willful breaches) and the Regulatory Reverse Termination Fee, Braves Termination Payment, Braves Intervening Event Termination Payment and the fee provided for in Section 6.5(c)(v) shall not exceed under any circumstances $750,000,000 in the aggregate. Except as expressly provided in Section 6.5(d)(i)(A), Yankees’ aggregate liability for breaches of this Agreement and the Yankees Termination Payment, Yankees Intervening Event Termination Payment or the fee provided for under Section 6.5(b)(iv) shall not exceed under any circumstances $750,000,000 in the aggregate.

ARTICLE VII

MISCELLANEOUS AND GENERAL

Section 7.1 Survival. This Article VII and the agreements of Yankees and Braves contained in Section 4.7 (Exchange Listing) and Section 4.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article VII, the agreements of Yankees and Braves contained in Section 4.9 (Expenses), Section 6.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Merger or the termination of this Agreement.

Section 7.2 Modification or Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all of the Parties, whether before or after approval of the matters presented in connection with the Merger by Yankees stockholders or the sole member of Merger Sub; provided that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.

Section  7.3 Waiver of Conditions.

(a) The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law.

(b) If either Yankees or Braves requests a waiver of the conditions described in Article V hereof, the timing of any such waiver shall be subject to mutual agreement of Yankees and Braves.

Section  7.4 Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 7.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPAL WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) The Parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or if any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.7 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(c).

Section 7.6 Disclosure Letters. Any disclosure contained in the Yankees Disclosure Letter or the Braves Disclosure Letter shall apply to any other section or subsection of such disclosure letter, where the applicability of such disclosure is reasonably apparent. The mere inclusion of any item in a disclosure letter as an exception to a representation or warranty of Yankees or Braves in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on the Yankees Group or the Braves Group, as applicable, or trigger any other materiality qualification.

Section  7.7 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission, addressed as follows:

(a) If to Yankees, to:

NYSE Euronext

11 Wall Street

New York, New York 10005

United States of America

Attention: John K. Halvey

General Counsel and Group Executive Vice President

Tel: +1 (212) 656-3000

Fax: +1 (212) 656-5848

Email: jhalvey@nyx.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

United States of America

Tel: +1 (212) 403-1000

Fax: +1 (212) 403-2000

Attention: David C. Karp

Karessa L. Cain

Email: dckarp@wlrk.com

            klcain@wlrk.com

(b) If to Braves, to:

IntercontinentalExchange, Inc.

2100 RiverEdge Parkway, Suite 500

Atlanta, Georgia 30328

United States of America

Tel: +1 (770) 527-4000

Fax: +1 (770) 937-0020

Attention: Johnathan H. Short

                 Senior Vice President,

                 General Counsel and

                 Corporate Secretary

Email: johnathan.short@theice.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

United States of America

Tel: +1 (212) 558-4000

Fax: +1 (212) 558-3588

Attention: John Evangelakos

                 Audra D. Cohen

Email: evangelakosj@sullcrom.com

            cohena@sullcrom.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 7.8 Entire Agreement. This Agreement (including any exhibits hereto), the Yankees Disclosure Letter, the Braves Disclosure Letter and the Confidentiality Agreement, dated October 5, 2012, between Yankees and Braves (the “Confidentiality Agreement”), constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

Section 7.9 No Third-Party Beneficiaries. Except (a) as provided in Section 4.10 (Indemnification; Directors’ and Officers’ Insurance) and (b) the right of each Party to pursue damages, subject to the provisions and limitations in Section 6.5, and specific performance, on behalf of its stockholders, in the event of the other Party’s material breach of this Agreement or fraud, which right is hereby acknowledged and agreed, this Agreement is not intended to, and does not, confer any rights or remedies hereunder upon any Person other than the Parties who are signatories hereto. For the avoidance of doubt, the rights granted pursuant to the foregoing clause (b) shall be enforceable only by Yankees or Braves, as applicable, in its sole and absolute discretion, on behalf of its respective stockholders. The Parties further agree that the rights of third-party beneficiaries under Section 4.10 shall not arise unless and until the Effective Time occurs.

Section 7.10 Obligations of Yankees and Braves. Whenever this Agreement requires a Subsidiary of Yankees and Braves to take any action, such requirement shall be deemed to include an undertaking on the part of Yankees or Braves, as appropriate, to cause such Subsidiary to take such action.

Section 7.11 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Party upon which such Taxes are imposed; provided that any transfer taxes with respect to interests in real property owned, directly or indirectly, by Yankees or any of its subsidiaries shall be borne by Braves and expressly shall not be a liability of the stockholders of Yankees.

Section 7.12 Definitions. Each of the terms set forth in Annex I is defined on the page of this Agreement set forth opposite such term.

Section 7.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.14 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Schedule, Exhibit or Annex, such reference shall be to an Article of, a Section of, a Schedule to, an Exhibit to or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “knowledge of Yankees” shall be deemed to mean the knowledge of any individual set forth on Schedule II after reasonable inquiry. The term “knowledge of Braves” shall be deemed to mean the knowledge of any individual set forth on Schedule III after reasonable inquiry.

(b) Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars, “$” refers to United States dollars and all payments hereunder shall be made in United States dollars by wire transfer in immediately available funds to such account as shall have been specified in writing by the recipient thereof.

(c) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 7.15 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the Parties without the prior written consent of the other Parties. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 7.16 Specific Performance. The Parties acknowledge and agree, subject to Section 6.5, that each of the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, subject to Section 6.5, the Parties shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek and obtain (a) enforcement of any provision of this Agreement (other than Section 4.4 by Yankees) by a decree or order of specific performance and (b) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of this Agreement (other than Section 4.4 by Yankees) without posting any bond or undertaking. The Parties hereto further agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at law.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

NYSE EURONEXT

By:	/s/ Duncan Niederauer
	Name:	Duncan Niederauer
	Title:	Chief Executive Officer

INTERCONTINENTALEXCHANGE, INC.

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Senior Vice President and
Chief Financial Officer

BASEBALL MERGER SUB, LLC

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Senior Vice President and
Chief Financial Officer of the Sole Member

[Signature Page to Agreement and Plan of Merger]

ANNEX I

DEFINED TERMS

Defined Term	Section
Acquisition Proposal	Section 4.2(a)
Affected Employees	Section 4.12(a)
Affiliate	Section 3.1(c)
Affiliates Letter	Section 4.15
Affiliates Transaction	Section 4.1(b)(iii)
AFM	Schedule IV
Agreement	Preamble
Aggregate Cash Consideration	Section 1.6(a)(i)(B)
Alternative Acquisition Agreement	Section 4.2(a)
Bankruptcy and Equity Exception	Section 3.1(c)
Belgian Law of August 2, 2002	Schedule IV
Benefit Continuation Period	Section 4.12(a)
Benefit Plans	Section 3.1(k)(i)
Book-Entry Interests	Section 1.6(b)
Braves	Preamble
Braves Benefit Plans	Section 3.2(k)(i)
Braves Board	Recitals
Braves Change in Recommendation Notice	Section 4.2(e)
Braves Disclosure Letter	Section 3.2
Braves Exchange Ratio	Section 1.6(a)(i)(A)
Braves Financial Statements	Section 3.2(g)(ii)
Braves Group	Section 3.1(a)
Braves Intellectual Property	Section 3.2(n)(i)
Braves Intervening Event Change of Recommendation	Section 4.2(d)
Braves Intervening Event Termination Payment	Section 6.5(c)(iv)
Braves Performance Stock Award	Section 1.7(c)
Braves Preferred Stock	Section 3.2(b)
Braves Recommendation	Section 3.2(c)
Braves Reports	Section 3.2
Braves Requisite Vote	Section 3.2(c)
Braves Share	Section 1.6(a)(i)(A)
Braves Share Price	Section 1.6
Braves Stock Option	Section 1.7(a)
Braves Stock-Based Award	Section 1.7(b)
Braves Stockholders Meeting	Section 4.3(b)
Braves Termination Payment	Section 6.5(c)(i)
Business Day	Section 1.2
Cash Election	Section 2.1(b)(i)
Cash Oversubscription Amount	Section 1.6
Certificate of Merger	Section 1.3(a)
Change in Braves Recommendation	Section 4.2(d)
Change in Yankees Recommendation	Section 4.2(d)
Closing	Section 1.2
Closing Date	Section 1.2
CMVM	Schedule IV
Code	Recitals
Competition Approvals	Section 3.1(f)

A-Annex I-1

Defined Term	Section
Confidentiality Agreement	Section 7.8
Contract	Section 3.1(e)
Credit Agreement	Section 4.16
Default Cash Election Amount	Section 1.6
Default Stock Election Amount	Section 1.6
DGCL	Section 1.1
Dissenting Shares	Section 1.8(a)
DLLCA	Section 1.1
EDGAR	Section 3.1
Effective Time	Section 1.3(b)
Election	Section 2.1(b)
Election Deadline	Section 1.6
Election Forms	Section 3.1(l)(ii)
Equity Exchange Factor	Section 1.7(b)
EU Merger Regulation	Section 3.1(f)
Euronext Lisbon	Schedule IV
Exchange Act	Section 3.1(g)(iii)
Exchange Agent	Section 2.1(a)
Exchange Fund	Section 2.1(a)
Expenses	Section 4.9
FCPA	Section 3.1(i)(ii)
FSA	Schedule IV
SMA	Schedule IV
GAAP	Section 3.1(g)(ii)
Governmental Entity	Section 1.6
HSR Act	Section 3.1(f)
Intellectual Property	Section 3.1(o)(i)
IRS	Section 3.1(l)(ii)
IT Assets	Section 3.1(o)(v)
knowledge of Braves	Section 7.14(a)
knowledge of Yankees	Section 7.14(a)
Law	Section 3.1(i)(i)
Laws	Section 3.1(i)(i)
Lien	Section 3.1(b)
Major Subsidiary	Section 4.2(a)
Material Adverse Effect	Section 3.1(a)
Material Contact	Section 3.1(n)
Maximum Insurance Amount	Section 4.10
Merger	Recitals
Merger Consideration	Section 1.6
Merger Sub	Preamble
New Plans	Section 4.12(b)
New York Stock Exchange	Section 2.1(e)(ii)
Number of Cash Elections	Section 1.6
Number of Standard Elections	Section 1.6
Number of Stock Elections	Section 1.6
Ongoing Affiliates	Section 4.15
Organizational Documents	Section 3.1(e)
Parties	Preamble
Party	Preamble
Permits	Section 3.1(i)(i)

A-Annex I-2

Defined Term	Section
Person	Section 2.1(c)
Proxy Statement/Prospectus	Section 4.4(b)
Registration Statement	Section 4.4(b)
Regulatory Reverse Termination Fee	Section 6.5(c)(iii)
Related Persons	Certificate of Incorporation of Yankees
Representatives	Section 4.6
SEC	Section 3.1
Securities Act	Section 4.4(b)
Standard Cash Amount	Section 1.6(a)(i)(A)
Standard Election	Section 2.1(b)(i)
Stock Election	Section 2.1(b)(i)
Stock Oversubscription Amount	Section 1.6
Strikes	Section 3.1(m)
Subsidiary	Section 3.1(a)
Superior Proposal	Section 4.2(h)
Surviving Company	Section 1.1
Takeover Statute	Section 3.1(d)
Tax	Section 3.1(l)(iv)
Tax Authority	Section 3.1(l)(iv)
Tax Return	Section 3.1(l)(iv)
Taxes	Section 3.1(l)(iv)
Termination Date	Section 6.2(a)
Transaction Litigation	Section 4.13
Transmittal Letter	Section 2.1(b)(iii)
UK Bribery Act	Section 3.1(i)(ii)
Unprorated Aggregate Cash Consideration	Section 1.6
Yankees	Preamble
Yankees Board	Recitals
Yankees Change in Recommendation Notice	Section 4.2(e)
Yankees Disclosure Letter	Section 3.1
Yankees Financial Statements	Section 3.1(g)(ii)
Yankees Group	Section 3.1(a)
Yankees Intellectual Property	Section 3.1(o)(ii)
Yankees Intervening Event Change in Recommendation	Section 4.2(d)
Yankees Intervening Event Termination Payment	Section 6.5(b)(iii)
Yankees Performance Stock Award	Section 1.7(c)
Yankees Preferred Stock	Section 3.1(b)
Yankees Recommendation	Section 3.1(c)
Yankees Reports	Section 3.1
Yankees Requisite Vote	Section 3.1(c)
Yankees Share	Section 1.6(a)(i)
Yankees Stock Option	Section 1.7(a)
Yankees Stock Plans	Section 1.7(a)
Yankees Stock-Based Award	Section 1.7(b)
Yankees Stockholders Meeting	Section 4.3(a)
Yankees Termination Payment	Section 6.5(b)(i)

A-Annex I-3

Appendix B—Form of IntercontinentalExchange, Inc. Fifth Amended and Restated

Certificate of Incorporation*

* To be provided by amendment.

B-1

Appendix C—Form of IntercontinentalExchange, Inc. Second Amended and Restated Bylaws*

* To be provided by amendment.

C-1

Appendix D—Opinion of Morgan Stanley & Co. LLC

December 20, 2012

Board of Directors

Braves

2100 RiverEdge Parkway, Suite 500

Atlanta, GA 30328

Members of the Board:

We understand that Yankees (the “Company”), Braves (the “Buyer”) and Baseball Merger Sub LLC, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to `enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 19, 2012 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of the Company with and into Acquisition Sub. Pursuant to the Merger, Acquisition Sub will continue as the surviving entity following the Merger and a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $0.01 per share (the “Company Common Stock”) of the Company, other than shares held in treasury or held by the Company, the Buyer, Acquisition Sub or any direct or indirect wholly owned subsidiary of the Company or the Buyer or as to which dissenters’ rights have been perfected, will be converted into the right to receive, at the election of the holder thereof: (A) $11.27 in cash and 0.1703 of a share of common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”), (B) $33.12 in cash or (C) 0.2581 of a share of Buyer Common Stock (the consideration described in clauses (A), (B) and (C), as applicable, the “Consideration”). The Consideration described in clauses (B) and (C) is subject to adjustment and proration in the manner described in the Merger Agreement such that the aggregate amount of cash paid and the aggregate number of shares of Buyer Common Stock issued to holders of Company Common Stock in the Merger shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of shares of Buyer Common Stock that would have been issued, had the election in (A) been made with respect to each share of Company Common Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed certain financial projections of the Company based on certain publicly available research analysts’ financial forecasts that were reviewed by the management of the Company and extrapolations from such forecasts as directed by the management of the Buyer;

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Buyer;

6)	Discussed with senior executives of the Company the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger;

7)	Discussed with senior executives of the Buyer the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger;

8)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios taking into account information relating to certain strategic, financial and operational benefits anticipated from the Merger;

9)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

10)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

11)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

12)	Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

13)	Reviewed the Merger Agreement and certain related documents; and

14)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. We have further relied upon the assurances of the respective managements of the Company and the Buyer that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment in any material respect of any terms or conditions and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their respective legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any other time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer or the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Brian Healy

Brian Healy Managing Director

Appendix E—Opinion of Perella Weinberg Partners LLP

December 20, 2012

The Board of Directors

NYSE Euronext

11 Wall Street

New York, NY 10005

Members of the Board of Directors:

We understand that NYSE Euronext, a Delaware corporation (the “Company”), is considering a transaction whereby IntercontinentalExchange, Inc., a Delaware corporation (“Parent”), will effect a merger involving the Company. Pursuant to a proposed Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Parent, Baseball Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”) and a wholly-owned subsidiary of Parent, and the Company, (a) the Company will merge with and into Merger Sub (the “Merger”) as a result of which the surviving entity will be a wholly-owned subsidiary of Parent, and (b) each holder of outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will receive in respect of each such share of Company Common Stock, based on the election of such holder and subject to proration and the related procedures and limitations set forth below and in the Merger Agreement (as to which proration, procedures and limitations we express no view or opinion), (i) $11.27 in cash (the “Standard Cash Amount”) and 0.1703 shares of common stock of Parent, par value $0.01 per share (the “Parent Common Stock”) (such number of shares, taken together with the Standard Cash Amount, being referred to as the “Standard Election Consideration”), (ii) $33.12 in cash or (iii) 0.2581 shares of Parent Common Stock; provided, however, that the aggregate amount of cash paid (excluding cash paid in lieu of fractional shares) and the aggregate number of shares of Parent Common Stock issued, to the holders of Company Common Stock (other than any direct or indirect wholly-owned subsidiary of the Company or Parent (other than Merger Sub)) shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of shares of Parent Common Stock that would have been issued, to all of such holders had the Standard Election Consideration been paid with respect to each share of Company Common Stock held by them (the “Aggregate Consideration”). The terms and the conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of Company Common Stock (other than Parent or any of its affiliates) of the Aggregate Consideration to be received by such holders in the proposed Merger.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company and Parent, including research analyst reports;

2.	reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

3.	reviewed certain financial forecasts relating to the Company published by Goldman, Sachs & Co. (the “Goldman Sachs Research Forecasts”);

4.	reviewed certain internal financial statements, analyses, forecasts (the “Parent Forecasts”), and other financial and operating data relating to the business of Parent, in each case, prepared by management of Parent;

5.	reviewed certain publicly available financial forecasts relating to the Company;

6.	reviewed certain publicly available financial forecasts relating to Parent;

7.	reviewed estimates of synergies anticipated from the Merger (collectively, the “Anticipated Synergies”), prepared by managements of the Company and Parent;

8.	discussed the past and current operations, financial condition and prospects of the Company, including the Anticipated Synergies, with management of the Company and the Board of Directors of the Company;

9.	discussed the past and current operations, financial condition and prospects of Parent, including the Anticipated Synergies, with management of Parent;

10.	compared the financial performance of the Company and Parent with that of certain publicly-traded companies which we believe to be generally relevant;

11.	compared the financial terms of the Merger with the publicly available financial terms of certain transactions which we believe to be generally relevant;

12.	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Parent;

13.	reviewed the historical trading prices and trading activity for the Company Common Stock and Parent Common Stock, and compared such price and trading activity of the Company Common Stock and Parent Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

14.	reviewed the premia paid in certain publicly available transactions, which we believed to be generally relevant;

15.	reviewed a draft dated December 18, 2012 of the Merger Agreement; and

16.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the managements of the Company and of Parent that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. We have assumed with your consent that there are no material undisclosed liabilities of the Company or Parent for which adequate reserves or other provisions have not been made. With respect to the Company Forecasts, we have been advised by the management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. With respect to the Parent Forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent as to the future financial performance of Parent and the other matters covered thereby and we express no view as to the assumptions on which they are based. At the direction of the Company, we have relied upon the Goldman Sachs Research Forecasts for fiscal year 2014 and have assumed that such estimates are a reasonable basis upon which to evaluate the fiscal year 2014 financial performance of the Company and we express no view as to the assumptions on which they are based. We have assumed, with your consent, that the Anticipated Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of the Company and Parent to result from the Merger will be realized in the amounts and at the times projected by the managements of the Company and Parent, and we express no view as to the assumptions on which they are based. We have relied without independent verification upon the assessment by the managements of the Company and of Parent of the timing and risks associated with the integration of the Company and Parent. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Parent. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Merger Agreement will not differ in any material respect from the form of Merger Agreement reviewed by us and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We also have assumed at the direction of the Company that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Aggregate Consideration to be received by the holders of the Company Common Stock (other than Parent or any of its affiliates) pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or the Clearing Services Agreement contemplated to be entered into between ICE Clear Europe Limited and LIFFE Administration and Management concurrently with the Merger Agreement or the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, whether relative to the Aggregate Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may be available to the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. During the two year period prior to the date hereof, Perella Weinberg Partners LP and its affiliates provided certain investment banking services to the Company and its affiliates for which Perella Weinberg Partners LP and its affiliates received compensation, including having acted as financial advisor to the Company in a proposed combination transaction with Deutsche Börse AG. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the

Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to how such holder should vote, make any election or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which shares of the Company Common Stock or Parent Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Aggregate Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

Appendix F—Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)-(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The ICE bylaws provides for indemnification by us of our directors and certain officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. Our charter provides for such limitation of liability.

We expect to maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The Merger Agreement filed as Exhibit 2.1 to this Registration Statement provides for indemnification of the past and present directors, officers and employees of NYSE Euronext and its subsidiaries, for acts or omissions occurring at or prior to the completion of the merger, to the same extent as these individuals had rights of indemnification prior to the completion of the merger and to the fullest extent permitted by law.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of December 20, 2012, by and among IntercontinentalExchange, Inc., NYSE Euronext and Baseball Merger Sub, LLC (included as Appendix A to the joint proxy statement/prospectus contained in this Registration Statement).(1)

3.1	Form of Fifth Amended and Restated Certificate of Incorporation of IntercontinentalExchange, Inc. (included as Appendix B to the joint proxy statement/prospectus contained in this Registration Statement).(2)

3.2	Form of Second Amended and Restated Bylaws of IntercontinentalExchange, Inc. (included as Appendix C to the joint proxy statement/prospectus contained in this Registration Statement).(2)

5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered.(2)

8.1	Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters.(2)

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax matters.(2)

23.1	Consent of Ernst & Young LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1 hereto).(2)

23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereto).(2)

24.1	Powers of Attorney.(3)

99.1	Consent of Morgan Stanley & Co. LLC.

99.2	Consent of Perella Weinberg Partners LLP.

99.3	Form of Proxy Card to be used by IntercontinentalExchange, Inc.(2)

99.4	Form of Proxy Card to be used by NYSE Euronext.(2)

(1)	Pursuant to Item 601(b)(2) of Regulation S-K, ICE agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
(2)	To be filed by amendment.
(3)	Included in the signature pages of this Registration Statement.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on January 25, 2013.

INTERCONTINENTALEXCHANGE, INC.

By:	/s/ Jeffrey C. Sprecher
	Name:	Jeffrey C. Sprecher
	Title:	Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers do hereby constitute and appoint Jeffrey C. Sprecher and Scott A. Hill and either of them, with full power of substitution, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, that such person may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933 (the “Act”) and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments hereto (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Act); and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey C. Sprecher Jeffrey C. Sprecher	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 25, 2013

/s/ Scott A. Hill Scott A. Hill	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 25, 2013

/s/ Charles R. Crisp Charles R. Crisp	Director	January 25, 2013

/s/ Jean-Marc Forneri Jean-Marc Forneri	Director	January 25, 2013

/s/ Judd A. Gregg Judd A. Gregg	Director	January 25, 2013

/s/ Fred W. Hatfield Fred W. Hatfield	Director	January 25, 2013

/s/ Terrence F. Martell Terrence F. Martell	Director	January 25, 2013

/s/ Sir Callum McCarthy Sir Callum McCarthy	Director	January 25, 2013

/s/ Sir Robert Reid Sir Robert Reid	Director	January 25, 2013

/s/ Frederic V. Salerno Frederic V. Salerno	Director	January 25, 2013

/s/ Judith A. Sprieser Judith A. Sprieser	Director	January 25, 2013

/s/ Vincent Tese Vincent Tese	Director	January 25, 2013

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of December 20, 2012, by and among IntercontinentalExchange, Inc., NYSE Euronext and Baseball Merger Sub, LLC (included as Appendix A to the joint proxy statement/prospectus contained in this Registration Statement).(1)

3.1	Form of Fifth Amended and Restated Certificate of Incorporation of IntercontinentalExchange, Inc. (included as Appendix B to the joint proxy statement/prospectus contained in this Registration Statement).(2)

3.2	Form of Second Amended and Restated Bylaws of IntercontinentalExchange, Inc. (included as Appendix C to the joint proxy statement/prospectus contained in this Registration Statement).(2)

5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered.(2)

8.1	Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters.(2)

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax matters.(2)

23.1	Consent of Ernst & Young LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1 hereto).(2)

23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereto).(2)

24.1	Powers of Attorney.(3)

99.1	Consent of Morgan Stanley & Co. LLC.

99.2	Consent of Perella Weinberg Partners LLP.

99.3	Form of Proxy Card to be used by IntercontinentalExchange, Inc.(2)

99.4	Form of Proxy Card to be used by NYSE Euronext.(2)

(1)	Pursuant to Item 601(b)(2) of Regulation S-K, ICE agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
(2)	To be filed by amendment.
(3)	Included in the signature pages of this Registration Statement.